Filed pursuant to Rule 424(b)(3)
Registration No. 333-131199
PROSPECTUS
Cardtronics, Inc.
Offer to Exchange up to
$200,000,000 of 9.250% Senior Subordinated Notes due 2013
for
$200,000,000 of 9.250% Senior Subordinated Notes due 2013
that have been Registered under the Securities Act of 1933
Terms of the Exchange Offer

•	We are offering to exchange up to $200,000,000 of our outstanding 9.250% Senior Subordinated Notes due 2013 for new notes with substantially identical terms that have been registered under the Securities Act and are freely tradable.

•	We will exchange all outstanding notes that you validly tender and do not validly withdraw before the exchange offer expires for an equal principal amount of new notes.

•	The exchange offer expires at 12:00 a.m. midnight, New York City time, on October 18, 2006, unless extended. We do not currently intend to extend the exchange offer.

•	Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for new notes will not be a taxable event for U.S. federal income tax purposes.
Terms of the New 9.250% Senior Notes Offered in the Exchange Offer
Maturity

•	The new notes will mature on August 15, 2013.
Interest

•	Interest on the new notes is payable on February 15 and August 15 of each year.

•	Interest will accrue from August 12, 2005 or the most recent date to which interest has been paid.
Redemption

•	We may redeem some or all of the new notes at any time on or after August 15, 2009 at redemption prices listed in “Description of the New Notes — Optional Redemption,” and we may redeem some or all of the notes before that date by the payment of a make-whole premium.

•	Subject to certain limitations, we may also redeem up to 35% of the new notes using the proceeds of certain equity offerings completed before August 15, 2008.
Change of Control

•	If we experience a change of control, subject to certain conditions, we must offer to purchase the new notes.
Ranking

•	The new notes are unsecured senior subordinated obligations. The new notes rank junior in right of payment with all of our other existing and future senior debt including borrowings under our bank credit facilities. As of June 30, 2006, approximately $45.6 million of indebtedness would have ranked senior in right of payment to the new notes.
Guarantees

•	All payments on the new notes, including principal and interest, will be jointly and severally guaranteed on a senior subordinated basis by all of our existing domestic subsidiaries and certain of our future subsidiaries.

      Please read “Risk Factors” on page 9 for a discussion of factors you should consider before participating in the exchange offer.

     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. You may not participate in the exchange offer if you are a broker-dealer that acquired outstanding notes directly from us. Broker-dealers who acquired the old notes directly from us in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales and cannot rely on the position of the staff of the Securities and Exchange Commission enunciated in Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) or interpretive letters to similar effect. See “Plan of Distribution.”

The date of this prospectus is September 20, 2006.

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. In making your investment decision, you should rely only on the information contained in this prospectus and in the accompanying letter of transmittal. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus, or the documents incorporated by reference into this prospectus, is accurate as of any date other than the date on the front cover of this prospectus or the date of such document, as the case may be.

INDUSTRY AND MARKET DATA
      In this prospectus, we rely on and refer to information and statistics regarding economic trends and conditions and other data pertaining to the ATM industry. We have obtained this data from our own research, surveys and studies conducted by third parties such as Dove Consulting Group, Inc., industry or other publications, such as ATM&Debit News, the UK Payment Statistics publication from APACS, and other publicly available sources. We believe that our sources of information and estimates are reliable and accurate, but we have not independently verified them. Our statements about the ATM industry generally, the number and type of ATMs in various markets, and the size and operations of our competitors in this prospectus are based on our management’s belief, this statistical data, internal studies and our knowledge of industry trends.
FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements.” Forward-looking statements include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning

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projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance; and statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.
      You should not read forward-looking statements as a guarantee of future performance or results. They will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to reliance on third parties for cash management services; increased regulation and regulatory uncertainty; trends in ATM usage; decreases in the number of ATMs we can place with our top merchants; increased industry competition; our ability to continue to execute our growth strategies; risks associated with the acquisition of other ATM networks; changes in interest rates; declines in, or system failures that interrupt or delay, ATM transactions; changes in the ATM transaction fees we receive; changes in ATM technology; changes in foreign currency rates; general and economic conditions; and other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”
      Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, you should draw no inference that we will make additional updates with respect to those or other forward-looking statements.

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SUMMARY
      This summary may not contain all the information that may be important to you. You should read this entire prospectus and the documents we have incorporated into this prospectus by reference before making an investment decision. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information which involves risks and uncertainties. Please read “Forward-Looking Statements.” Unless this prospectus otherwise indicates or the context otherwise requires, the terms “we,” “our,” “us” “Cardtronics” or the “Company” as used in this prospectus refer to Cardtronics, Inc. and its subsidiaries. We refer to automated teller machines as “ATMs” throughout this prospectus. We refer to the ATMs that we own and/or operate as our “ATM Network” or our “network of ATMs”. Information referred to in this prospectus as “pro forma” gives effect to our May 17, 2005 acquisition of Bank Machine (Acquisitions) Ltd. (which we refer to as “Bank Machine”), as if the transaction had occurred on January 1, 2005.
Company Overview
      We operate the largest network of ATMs in the United States and are a leading independent ATM operator in the United Kingdom, based on number of ATMs operated. We also recently expanded our operations into Mexico with the purchase of a majority stake in CCS Mexico, an independent operator of approximately 300 ATMs located throughout the country. As of June 30, 2006, our network included approximately 26,000 ATMs. For the year ended December 31, 2005, and pro forma for our Bank Machine acquisition, our ATMs dispensed over $9.7 billion in cash and processed more than 163.2 million transactions. We deploy and operate ATMs under two distinct arrangements with our merchant partners: company-owned and merchant-owned. Under company-owned arrangements, we provide the ATM and are typically responsible for all aspects of its operation, including procuring cash, supplies and telecommunications as well as routine and technical maintenance. Under merchant-owned arrangements, the merchant owns the ATM and is responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing and connection to electronic funds transfer networks. As of June 30, 2006, approximately 47% of our ATMs were company-owned and 53% were merchant-owned. Because our margins are significantly higher on our company-owned machines as a result of the value of the breadth of services we provide, our internal and acquisition growth strategy will focus on increasing the number of company-owned ATMs in our network.
      Since May 2001, we have acquired 13 networks of ATMs and one operator of a surcharge-free ATM network, increasing the number of ATMs we operate from approximately 4,100 to approximately 26,000 as of June 30, 2006. On June 30, 2004, we acquired the ATM business of E*TRADE Access, Inc. (which we refer to as “E*TRADE Access”) adding approximately 13,155 ATMs to our network, and on May 17, 2005, we acquired Bank Machine, which expanded our operations to the United Kingdom and added approximately 1,000 ATMs to our network. From 2001 to 2005, the total number of annual transactions processed within our network increased from approximately 19.9 million to approximately 156.9 million.
      As of July 31, 2006, the Company had approximately $242.8 million in outstanding debt, comprised primarily of approximately $198.7 million in senior subordinated notes, net of unamortized discount, and approximately $44.1 million in borrowings under our existing revolving bank credit facility.
      Our principal executive offices are located at 3110 Hayes Road, Suite 300, Houston, Texas 77082 and our telephone number is (281) 596-9988. Our website address is www.cardtronics.com. Information contained on our website is not part of this prospectus.

Recent Transactions
      Bank Machine Acquisition. On May 17, 2005, we acquired the ATM business of Bank Machine (Acquisitions) Limited, an independent operator of ATMs in the United Kingdom, for approximately $92.0 million in cash and 35,221 shares of our Series B Convertible Preferred Stock valued by us at approximately $3.0 million. Through this transaction, we acquired approximately 1,000 ATMs and related site agreements, of which approximately 850 were company-owned and 150 were merchant-owned ATMs.
      E*TRADE Access Acquisition. On June 30, 2004, we acquired the ATM business of E*TRADE Access, Inc., an indirect wholly owned subsidiary of E*TRADE Financial Corp., for approximately $106.9 million in cash. Through this transaction we acquired 13,155 ATMs and related placement agreements, of which approximately 2,450 were company-owned and 10,705 were merchant-owned. The historical audited consolidated financial statements of E*TRADE Access for the six months ended June 30, 2004 and for the years ended 2003 and 2002, have been included elsewhere in this prospectus. In accordance with an agreement with E*TRADE with respect to name use, the consolidated financial statements for the business formerly conducted by E*TRADE Access, Inc. appear under the name “ATM Company.”
      Other Acquisitions. On March 1, 2005, we acquired a portfolio of approximately 475 ATMs and related contracts located in independent grocery stores in and around the New York metropolitan area for approximately $8.2 million in cash. On April 21, 2005, we acquired a portfolio of approximately 330 ATMs and related contracts, at BP Amoco locations throughout the Midwest, for approximately $9.0 million in cash. Such acquisitions were funded with cash on hand and borrowings under our bank credit facilities. Substantially all of the ATMs acquired in these transactions were company-owned.
      On December 21, 2005, we acquired all of the outstanding shares of ATM National, Inc., the owner and operator of the Allpoint nationwide surcharge-free ATM network. The consideration for such acquisition totaled $4.8 million, and was comprised of $2.6 million in cash, 21,111 shares of our common stock, and the assumption of approximately $0.4 million in additional liabilities.
      In February 2006, we acquired a majority stake in CCS Mexico, an independent ATM operator located in Mexico, for approximately $1.0 million in cash consideration and the assumption of approximately $0.4 million in additional liabilities. Additionally, we incurred approximately $0.3 million in transaction costs associated with this acquisition. CCS Mexico, which was renamed to Cardtronics Mexico, currently operates approximately 300 surcharging ATMs in selected retail locations throughout Mexico.
      Preferred Stock Offering. On February 10, 2005, we issued 894,568 shares of our Series B Convertible Preferred Stock to investment funds controlled by TA Associates, Inc. for gross proceeds of $75.0 million, representing a 30.6% equity interest on a fully diluted basis as of such date. The net proceeds of this offering were used to redeem all of the outstanding shares of our Series A Preferred Stock and to repurchase approximately 24% of our outstanding shares of common stock and vested options to purchase our common stock. In connection with that offering, we also appointed two designees of TA Associates, Inc. to our board of directors.
      Amended and Restated Credit Facilities. Prior to the completion of our senior subordinated notes offering in August 2005, our bank credit facilities consisted of a revolving credit facility of up to $100.0 million, a first lien term facility of up to $125.0 million and a second lien term facility of up to $75.0 million. We utilized the net proceeds from our senior subordinated notes offering, along with additional borrowings under our revolving credit facility and cash on hand to retire permanently our first and second lien term loans in August 2005. In addition, our revolving credit facility was increased to a maximum borrowing capacity of $150.0 million, subject to the financial covenants contained in the revolving credit facility. In February 2006, the Company further amended the revolving credit facility to remove and modify certain restrictive covenants contained within the facility and to reduce the maximum borrowing capacity from $150.0 million to $125.0 million. As of June 30, 2006, we had approximately $45.6 million outstanding under the facility and the ability to borrow an additional $52.6 million based on the covenants contained in such facility. Substantially all of our domestic assets and 65% of the capital stock of our United Kingdom subsidiaries are pledged to secure borrowings under our revolving credit facility. Furthermore, each of our domestic subsidiaries has guaranteed our obligations under the facility.
      Senior Subordinated Notes Offering. On August 12, 2005, we issued $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, as amended. Such senior subordinated notes are the notes that are subject to the exchange offer described herein. Net proceeds from the offering totaled approximately $192.6 million after taking into consideration debt issuance costs.
Organizational Structure
      The chart set forth below shows the current organizational structure of Cardtronics, Inc. and its subsidiaries.

The Exchange Offer
      On August 12, 2005, we completed a private offering of the outstanding notes. As part of the private offering, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, among other things, to deliver this prospectus to you and to use our best efforts to complete the exchange offer within 330 days after the date we issued the outstanding notes. The following is a summary of the exchange offer.

Exchange Offer	We are offering to exchange new notes for outstanding notes.

Expiration Date	The exchange offer will expire at 12:00 a.m. midnight, New York City time, on October 18, 2006, unless we decide to extend it.

Condition to the Exchange Offer	The registration rights agreement does not require us to accept outstanding notes for exchange if the exchange offer or the making of any exchange by a holder of the outstanding notes would violate any applicable law or interpretation of the staff of the SEC. A minimum aggregate principal amount of outstanding notes being tendered is not a condition to the exchange offer. In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not complied with the procedures for tendering outstanding notes. Please read “Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must follow the procedures established by The Depository Trust Company, which we call “DTC,” for tendering notes held in book-entry form. These procedures, which we call “ATOP,” require that the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through DTC’s automated tender offer program and that DTC confirm that:

• DTC has received your instructions to exchange your notes; and

• you agree to be bound by the terms of the letter of transmittal.

For more details, please refer to the sections of this prospectus entitled “Exchange Offer — Terms of the Exchange Offer” and “— Procedures for Tendering.”

Guaranteed Delivery Procedures	None.

Withdrawal of Tenders	You may withdraw your tender of outstanding notes at any time prior to the expiration date. To withdraw, you must submit a notice of withdrawal to exchange agent using ATOP procedures before 12:00 a.m. midnight, New York City time, on the expiration date of the exchange offer. Please read “Exchange Offer — Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of New Notes	If you fulfill all conditions required for proper acceptance of outstanding notes, we will accept any and all outstanding notes that you properly tender in the exchange offer on or before 12:00 a.m. midnight, New York City time, on the expiration date. We will return any outstanding note that we do not accept for exchange to you without expense promptly following the expiration or termination of the exchange offer. We will deliver the new notes promptly after the expiration date and acceptance of the outstanding notes for exchange. Please refer to the section in this prospectus entitled “Exchange Offer — Terms of the Exchange Offer.”

Fees and Expenses	We will bear all expenses related to the exchange offer. Please refer to the section in this prospectus entitled “Exchange Offer — Fees and Expenses.”

Use of Proceeds	The issuance of the new notes will not provide us with any new proceeds. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.

Consequences of Failure to Exchange Outstanding Notes	If you do not exchange your outstanding notes in this exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act except in the limited circumstances provided under our registration rights agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

U.S. Federal Income Tax Considerations	The exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “Federal Income Tax Considerations.”

Exchange Agent	We have appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus (including the letter of transmittal) to the exchange agent addressed as follows: Wells Fargo Bank, National Association, Attention: Corporate Trust Operations, Sixth and Marquette, MAC N9303-121, Minneapolis, MN 55479. Eligible institutions may make requests by facsimile at (612) 667-4927.

Terms of the New Notes
      The new notes will be identical to the outstanding notes except that the new notes are registered under the Securities Act and will not have restrictions on transfer, registration rights or provisions for additional interest and will contain different administrative terms. The new notes will evidence the same debt as the outstanding notes, and the same indenture will govern the new notes and the outstanding notes.
      The following summary contains basic information about the new notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the new notes, please refer to the section of this prospectus entitled “Description of the New Notes.”

Issuer	Cardtronics, Inc.

Notes Offered	$200.0 million aggregate principal amount of 9 1/4% Senior Subordinated Notes due 2013 (the “notes”).

Maturity	The notes will mature on August 15, 2013.

Interest	Interest on the notes will accrue at the rate of 9 1/4% per annum. Interest on the notes will be payable semi-annually, in cash, in arrears on February 15 and August 15 of each year, commencing on February 15, 2006.

Guarantees	All payments on the notes, including principal and interest, will be jointly and severally guaranteed on a senior subordinated basis by all of our existing domestic subsidiaries and certain of our future subsidiaries. See “Description of the New Notes — Guarantees.”

Ranking	The notes and the guarantees will be unsecured senior subordinated obligations and will rank:

• junior in right of payment to all of our and our subsidiary guarantors’ existing and future senior indebtedness, including borrowings under our bank credit facilities and guarantees of those borrowings and the notes and guarantees are effectively subordinated to all of our secured debt;

• equally in right of payment with any of our and our subsidiary guarantors’ future senior subordinated indebtedness; and

• senior in right of payment to any of our and our subsidiary guarantors’ future indebtedness that is expressly subordinated in right of payment to the notes.

As of June 30, 2006, approximately $45.6 million of indebtedness would have ranked senior in right of payment to the notes. As of the date of this prospectus, our subsidiary guarantors had no debt outstanding other than the guarantees of the notes and guarantees of borrowings under our bank credit facilities, which totaled approximately $45.6 million as of June 30, 2006.

Optional Redemption	We may redeem some or all of the notes on or after August 15, 2009 at the redemption prices set forth in this prospectus. At any time prior to August 15, 2009, we may redeem the notes, in whole or in part, at a price equal to 100% of their outstanding principal amount plus the make-whole premium described under “Description of the New Notes — Optional Redemption.”

In addition, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 109.250% using the proceeds of certain equity offerings completed on or before August 15, 2008. We may make this redemption only if, after the redemption, at least 65% of the aggregate principal amount of the notes originally issued remains outstanding.

Change of Control	If we sell substantially all of our assets or experience specific kinds of changes of control, we must offer to repurchase the notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

• incur or guarantee additional indebtedness;

• incur senior subordinated debt;

• make certain restricted payments;

• consolidate or merge with or into other companies;

• conduct asset sales;

• restrict dividends or other payments to us;

• engage in transactions with affiliates or related persons;

• create liens;

• redeem or repurchase capital stock; and

• issue and sell preferred stock in restricted subsidiaries.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the New Notes — Certain Covenants.”

Absence of a Public Market	The new notes generally will be freely transferable; however, there can be no assurance as to the development or liquidity of any market for the new notes.
      Investment in the notes involves substantial risks. See “Risk Factors” immediately following this summary for a discussion of certain risks relating to an investment in the notes.

Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Six Months
	Ended
	June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

Ratio of earnings to fixed charges(1)(2)	—	1.1x	—	1.5x	1.3x	—	—

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes and fixed charges (excluding the effects of any preferred stock dividends and related accretion expense). Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs, the interest portion of lease payments, and preferred stock dividends and accretion expense. Earnings were insufficient to cover fixed charges by approximately $3.6 million for the six months ended June 30, 2006, $5.7 million for the year ended December 31, 2005, $2.7 million for the year ended December 31, 2002, and $4.1 million for the year ended December 31, 2001. The pro forma effect of the refinancing of our existing term loans with the senior subordinated notes did not change our historical ratio of earnings to fixed charges for the year ended December 31, 2005 by more than 10 percent. Accordingly, no pro forma ratio has been presented herein.

(2)	The ratio of earnings to fixed charges calculations exclude costs incurred with respect to our vault cash rental obligations as such costs are not considered to be fixed charges for purposes of computing such ratios. Such costs totaled approximately $10.2 million and $6.3 million for the six months ended June 30, 2006 and 2005, respectively, and approximately $15.7 million, $10.2 million, $5.5 million, $2.7 million and $1.2 million for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

RISK FACTORS
      Before making an investment decision with respect to the exchange offer you should carefully consider the following risks, as well as the other information contained in this prospectus memorandum, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face as well as risks related to the exchange offer.
Risks Related to Our Business

We operate in a changing and unpredictable regulatory environment. If we are subject to new legislation regarding the operation of our ATMs, we could be required to make substantial expenditures to comply with such legislation, which may reduce our net income and our profit margins.
      With its initial roots in the banking industry, the ATM industry has always been regulated, if not by individual states, by the rules and regulations of the federal Electronic Funds Transfer Act, which establishes the rights, liabilities and responsibilities of participants in electronic funds transfer systems. The vast majority of states have few, if any, licensing requirements. However, recent media publicity on the use of electronic devices to steal ATM card information, or skimming devices, at ATMs has resulted in several states, including California, New Jersey and New York, introducing legislation regulating the deployment and operation of ATMs. In these three states no final legislation has been passed. If additional regulatory legislation is passed in these or other states, we could be required to make substantial expenditures which would reduce our net income.

The passing of legislation banning or limiting surcharge fees would severely impact our revenue.
      As off-premise ATMs became more prevalent in the 1990s, a few states (most notably Iowa) were slow to change their existing laws that prohibited surcharge fees in connection with ATM transactions. However, by the late 1990s, 49 states permitted surcharge fees, with Iowa being the lone exception. In 2002, a federal court, relying upon the federal preemption doctrine, and citing federal banking laws, overturned Iowa’s law that prohibited ATM surcharge fees. Despite the nationwide acceptance of surcharge fees at ATMs, a few consumer activists (most notably in California) have from time to time attempted to impose local bans on surcharge fees. Even in the few instances where these efforts have passed the local governing body (such as with an ordinance adopted by the city of Santa Monica, California), federal courts have overturned these local laws on federal preemption grounds. However, such efforts may resurface and, should the federal courts abandon their adherence to the federal preemption doctrine, such efforts could receive more favorable consideration than in the past. Any successful legislation banning or limiting surcharge fees could result in a substantial loss of revenues and significantly curtail our ability to continue our operations as currently configured.
      In the United Kingdom, the Treasury Select Committee of the House of Commons published a report regarding surcharges in the ATM industry in March 2005. This committee was formed to investigate public concerns regarding the ATM industry, including adequacy of disclosure to ATM customers regarding surcharges, whether ATM providers should be required to provide free services in low-income areas and whether to limit the level of surcharges. The committee’s report included a number of recommendations, including a recommendation to Parliament that ATMs should be subject to the Banking Code, which is a voluntary code of practice adopted by all financial institutions in the United Kingdom (“U.K.”). The U.K. government has yet to signal its acceptance of the Committee’s report, and there is no certainty that such report will be accepted. Should the report be accepted, the main impact of the Banking Code will be that ATM operators will be required to provide 30 days’ notice to the public prior to converting a surcharge-free ATM to one which charges surcharges. As of June 30, 2006, we had approximately 80 surcharge-free ATMs operating throughout the U.K. If the legislature or another body with regulatory authority in the United Kingdom were to impose limits on the level of surcharges for ATM transactions, our revenue from operations in the U.K. would be negatively impacted.

We depend on ATM transaction fees for substantially all of our revenues and our revenues would be reduced by a decline in usage of or surcharge fees at our ATMs.
      Transaction fees charged to cardholders and their financial institutions for transactions processed on our ATMs, including surcharge and interchange transaction fees, have historically accounted for most of our revenues. We expect that revenues from ATM transaction fees will continue to account for a substantial majority of our revenues for the foreseeable future. Consequently, our future operating results will depend on (1) the continued market acceptance of our services in our target markets, (2) maintaining the level of transaction fees we receive, (3) our ability to install, acquire and operate more ATMs and (4) continued usage of our ATMs by cardholders. For example, increased acceptance of credit and debit cards by merchants and service providers, or any loss of confidence by the consuming public in the safety and security of ATM transactions, could result in decreased usage of our ATMs. In addition, it is possible that alternative technologies to our ATM services will be developed and implemented. If such alternatives are successful, we will likely experience a decline in the usage of our ATMs. Moreover, surcharge fees are set by negotiation between us and our merchant partners, and could change over time. Further, growth in surcharge-free ATM networks and widespread consumer bias toward such networks could adversely affect our revenue even though we receive fees from our participation in surcharge-free networks. We cannot assure you that surcharge fees will not decline in the future. Accordingly, a decline in usage of our ATMs by ATM cardholders or in the levels of fees received by us in connection with such usage would have a negative impact on our revenues and would limit our businesses future growth.

We derive a substantial portion of our revenue from ATMs placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline.
      For the six months ended June 30, 2006 and for the year ended December 31, 2005, and on a pro forma basis giving effect to our Bank Machine acquisition, we derived approximately 19% and 18%, respectfully, of our total revenues from ATMs placed at the locations of our five largest merchants. We expect to continue to depend upon a relatively small number of merchants for a significant percentage of our revenues. The loss of any of our largest merchants, or a decision by any one of them to reduce the number of our ATMs placed in their locations, would decrease our revenues. These merchants may elect not to renew their contracts when they expire. Currently, these contracts have expiration dates as follows (in order of significance): January 31, 2012; April 30, 2010; December 31, 2014; December 31, 2013; and December 31, 2013. Even if such contracts are renewed, the renewal terms may be less favorable to us than the current contracts. If any of our five largest merchants fail to renew their contracts upon expiration, or if the renewal terms with any of them are less favorable to us than under our current contracts, this could result in a decline in our revenues and gross profits.
      In February 2005, Winn-Dixie, one of our major merchant customers, filed for bankruptcy protection. For the year ended December 31, 2005, Winn-Dixie accounted for approximately 2.0% of our total ATM operating revenues and 1.2% of our total ATM operating gross profits. As part of its bankruptcy restructuring efforts, Winn-Dixie has closed or sold approximately 360 of its existing stores during the past year, 340 of which included our ATMs. Accordingly, we have deinstalled the ATMs that were operating in those locations, leaving us with approximately 500 remaining ATM operating locations as of June 30, 2006.
      If our existing agreement with Winn-Dixie is terminated as a result of the bankruptcy proceedings and a new agreement is either (i) not entered into, or (ii) entered into with less favorable economic terms and conditions, our future revenues and gross profits may decline and we may be required to record an impairment charge related to the tangible and intangible assets associated with the Winn-Dixie agreement. As of June 30, 2006, the carrying amount of the tangible and intangible assets associated with the Winn-Dixie contract totaled approximately $3.2 million. Additionally, we have approximately $0.7 million in future contractual operating lease payments associated with many of the ATMs that are still operating within the remaining Winn-Dixie store locations.

The ATM industry is highly competitive and such competition may increase, which may adversely affect our profit margins.
      The ATM business is and can be expected to remain highly competitive. While our principal competition in the United States comes from national and regional financial institutions, we also compete with other independent ATM companies. Several of our competitors, namely national financial institutions, are larger, more established and have greater financial and other resources than we do. Our competitors could prevent us from obtaining or maintaining desirable locations for our ATMs, cause us to reduce the surcharge revenue generated by transactions at our ATMs or cause us to pay higher merchant fees, thereby reducing our profits. In addition to our current competitors, additional competitors may enter the market. We can offer no assurance that we will be able to compete effectively against these current and future competitors. Increased competition could result in transaction fee reductions, reduced gross margins and loss of market share.
      In the U.K., we face competition from several companies with operations larger than our own. Many of these competitors have financial and other resources substantially greater than our United Kingdom subsidiary. These companies may be able to pay more for acquisitions and may be able to better define, evaluate, and bid for available acquisition targets in the United Kingdom or elsewhere. Our ability to expand our business to other areas of the U.K. in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable acquisitions, and consummate transactions in this competitive environment.

We may be unable to integrate our recent and future acquisitions in an efficient manner and inefficiencies would increase our cost of operations and reduce our profitability.
      Our acquisitions involve certain inherent risks to our business, including the following:

•	the operations, technology and personnel of any acquired companies may be difficult to integrate;

•	the allocation of management resources to consummate these transactions may disrupt our day-to-day business; and

•	acquired networks may not achieve anticipated revenues, earnings or cash flow. Such a shortfall could require us to write down the carrying value of the intangible assets associated with any acquired company, which would adversely affect our reported earnings.
      Since May 2001, we have acquired 13 ATM networks and one surcharge-free ATM network. Prior to our E*TRADE Access acquisition, we had acquired only the assets of deployed ATM networks, rather than businesses and their related infrastructure. We currently anticipate that our future acquisitions will likely reflect a mix of asset acquisitions and acquisitions of businesses, with each acquisition having its own set of unique characteristics. To the extent that we elect to acquire an existing company or the operations, technology and personnel of another ATM provider, we may assume some or all of the liabilities associated with the acquired company and face new and added challenges integrating such acquisition into our operations.
      Our recent growth, particularly because of the size of our E*TRADE Access and Bank Machine acquisitions, and any future growth may strain our management systems, information systems and resources. We will need to continue to invest in and improve our financial and managerial controls, reporting systems and procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively.
      In addition, our Bank Machine and CCS Mexico acquisitions created, and any future acquisition of ATMs located outside the United States will create, additional risks for us to manage, including, exposure to foreign currency fluctuations, difficulties in complying with foreign laws and regulations, staffing and managing foreign operations and potentially adverse tax consequences.
      Any inability on our part to manage effectively our past or future growth could limit our ability to successfully grow the revenue and profitability of our business.

The full impact of our recent acquisitions on our operating results is not fully reflected in our historical financial results, which as a result we believe are not necessarily indicative of our future results of operations.
      Since May 2001, we have acquired 13 ATM networks. Of the approximately 21,000 ATMs we have acquired since May 2001 and prior to December 31, 2005, approximately 2,100 were acquired after January 2005. As a result, our operating results for the year ended December 31, 2005 do not reflect a full-year’s results for a considerable portion of the ATMs we operated as of December 31, 2005, including the approximately 1,000 ATMs we acquired in our Bank Machine acquisition on May 17, 2005. Accordingly, our historical results may not be indicative of results to be expected in future periods.

Changes in interest rates could increase our operating costs by increasing interest expense under our credit facilities and our cash management costs.
      Interest expense under our credit facilities and our vault cash rental expense are sensitive to changes in interest rates, particularly because a substantial majority of our indebtedness earns interest at floating rates and our vault cash rental expense is based on market rates of interest. Vault cash is the cash we use in our machines in cases where cash is not provided by the merchant. We pay rental fees on the average amount outstanding to our vault cash providers in the United States (“U.S.”) and U.K. under a floating rate formula. Recent increases in interest rates in the U.S. have resulted in increases in our interest expense under our credit facility and our vault cash rental expense. Although we currently hedge a substantial portion of our vault cash interest rate risk over the next five years, we may not be able to enter into similar arrangements for similar amounts in the future. Furthermore, we have not currently entered into any derivative financial instruments to hedge our variable interest rate exposure in the U.K. Any significant future increases in interest rates in the U.S. or the U.K. could have a negative impact on our net income, if any, and cash flow by increasing our operating costs and expenses. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Disclosure About Market Risk.”

Our earnings may be reduced due to the risk of fluctuations in foreign currencies, specifically the British Pound and Mexican Peso.
      Fluctuations in rates between the British Pound and U.S. dollar may impact our financial results from our U.K. operations since we translate our earnings generated in British Pounds into U.S. dollars at the then current exchange rate. In addition, we financed our Bank Machine acquisition with U.S. dollar-denominated borrowings, thus exposing our net investment in the U.K. to foreign currency fluctuations. In February 2006, we acquired a majority stake in CCS Mexico, an independent ATM operator located in Mexico, for approximately $1.0 million in cash consideration. As with our U.K. operations, we translate our earnings generated in Mexican Pesos into U.S. dollars at the exchange rates in effect at the time such amounts are earned. Additionally, our current investment was funded in U.S. dollars, thus exposing such investment to foreign currency fluctuations.
      We currently do not hedge against the risks associated with fluctuations in exchange rates. Although we may use hedging techniques in the future, we may not be able to eliminate or reduce the effects of currency fluctuations. As a result, exchange rate fluctuations could have a negative impact on our net income.

Our international operations may not be successful, which would result in a reduction of our gross profits.
      As of June 30, 2006 approximately 5% of our ATMs are located in the U.K. and contributed approximately 17% of our gross profit for the six months ended June 30, 2006 and approximately 18% of our pro forma gross profit for the year ended December 31, 2005. We expect to continue to expand in the U.K. and potentially into other countries as opportunities arise, as indicated by our purchase of a majority stake in CCS Mexico earlier this year.

      Our international operations are subject to certain inherent risks, including:

•	exposure to currency fluctuations;

•	difficulties in complying with foreign laws and regulations;

•	unexpected changes in regulatory requirements;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences.
      Any of these factors could reduce the profitability and revenues derived from our international operations and international expansion.

If we, our transaction processors, our electric funds transfer networks or other service providers experience system failures, the ATM products and services we provide could be delayed or interrupted, which would harm our business.
      Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our transaction processors, telecommunications network systems and other service providers. Although our contracts with merchants do not include any guarantees related to network availability problems due to factors beyond our control, any significant interruptions could severely harm our business and reputation and result in a loss of revenue. Additionally, if any such interruption is caused by us, such interruption could result in the loss of the affected merchants or damage our relationships with such merchants. We have not been the cause of any such interruptions in the past. Our systems and operations and those of our transaction processors and our electric funds transfer network and other service providers could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

We rely on third parties to provide us with the cash we require to operate many of our ATMs. If these third parties were unable or unwilling to provide us with the necessary cash to operate our ATMs, we would need to locate alternative sources of cash to operate our ATMs or we would not be able to operate our business.
      In the U.S., we rely on agreements with Bank of America, N.A. and with Palm Desert National Bank to provide us with all of the cash that we use in approximately 10,750 of our domestic ATMs where cash is not provided by the merchant. In addition, we rely on an agreement with Alliance & Leicester Commercial Bank (“ALCB”) to provide us with all of the cash that we use in approximately 750 of our U.K. ATMs where cash is not provided by the merchant. As of June 30, 2006, the balance of cash held in our domestic ATMs was approximately $360.6 million, over 98% of which was supplied by Bank of America. In the U.K., the balance of cash held in our ATMs as of June 30, 2006 was approximately $83.8 million. We pay a fee for our usage of this cash based on the total amount of vault cash that we are using at any given time. At all times during the use of this cash, it belongs to the cash providers. Under our agreements with Bank of America and ALCB, each provider has the right to demand the return of all or any portion of its cash at any time upon the occurrence of certain events beyond our control, including certain bankruptcy events of us or our subsidiaries, or a breach of the terms of our cash provider agreements. Our current agreement with Bank of America expires on October 1, 2008, subject to automatic one-year renewals. In addition, Bank of America may terminate its agreement with us and demand the return of its cash upon 360 days prior written notice. In the United Kingdom, ALCB may terminate their agreement with us and demand the return of their cash upon 180 days’ written notice.
      In Mexico our current ATM cash is provided by Bansi Bank, (“Bansi”), a regional bank in Mexico. We currently have an agreement with Bansi to supply us with cash of up to U.S. $10.0 million that expires on March 31, 2007. As of June 30, 2006, the balance of cash held in our ATMs was approximately

$21.5 million pesos ($1.9 million U.S.). Upon expiration of this contract we will extend our current contract or negotiate a new contract with Bansi or seek alternate sources for our ATM cash.
      If our cash providers were to demand return of their cash or terminate their arrangements with us and remove their cash from our ATMs, or if they were to fail to provide us with cash as and when we need it for our ATM operations, our ability to operate these ATMs would be jeopardized, and we would need to locate alternative sources of cash in order to operate these ATMs.

Criminal activity by third parties, whether through tampering with our ATM machines or otherwise, could result in decreased consumer confidence in ATM usage and thereby reduce our profit.
      In recent years, there have been reports in the press regarding the use of ATMs to defraud cardholders and their financial institutions. Criminals have been known to attach skimming devices to ATMs in order to copy the encoded personal information on a user’s debit or credit card that the criminal then uses to create counterfeit cards that can be used at ATMs or as credit cards to make unauthorized purchases. Extensive counterfeiting activity could undermine consumer confidence in ATMs, thereby reducing ATM activity and our profit. Although, as of this date, we are not aware of any our ATMs being used for skimming, we cannot guarantee that criminals will not target one or more of our ATMs for skimming operations.

We rely on electronic funds transfer network providers, transaction processors and maintenance providers; if they fail or no longer agree to provide their services, we could suffer a temporary loss of transaction revenues or the permanent loss of any merchant contract affected by such disruption.
      We rely on electronic funds transfer network providers and have agreements with transaction processors and maintenance providers and have more than one such provider in each of these key areas. These providers enable us to provide card authorization, data capture, settlement and maintenance services to the merchants we serve. Typically, these agreements are for periods of up to two or three years each. If we improperly manage the renewal or replacement of any expiring vendor contract, or if our multiple providers in any one key area failed to provide the services for which we have contracted, and disruption of service to our merchants occurs, our relationship with those merchants could suffer. Further, if such disruption of service is significant, the affected merchants may seek to terminate their agreements with us.
Risks Related to Our Indebtedness, the New Notes and the Exchange Offer

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, including the notes.
      As of June 30, 2006, we had total outstanding indebtedness of approximately $244.5 million, which represented approximately 88% of our total capitalization based on a total book capitalization of $278.5 million.
      Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including the notes, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indenture governing the notes and the agreements governing such other indebtedness;

•	require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy, research and development costs or other purposes; and

•	place us at a disadvantage compared to our competitors who have less debt.
      Our interest expense could increase if interest rates increase because a portion of our indebtedness bears interest at floating rates and our vault cash rental expense is computed based on market rates of interest. See “Description of Other Indebtedness-Bank Credit Facilities.” If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.
      We will be able to incur significant additional indebtedness in the future. Although the indenture governing the notes and our credit agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our anticipated debt levels, the related risks that we now face, including those described above, could intensify.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.
      We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Therefore, repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other inter-company payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes. There are currently no restrictions limiting the ability of our subsidiaries to make cash available to us, either by dividend, debt repayment or otherwise.

Your right to receive payments on the notes is junior to our existing and future senior debt, and the guarantees of the notes are junior to all of the guarantors’ existing and future senior debt.
      The notes and the guarantees rank behind all of our and the guarantors’ existing and future senior indebtedness. As of June 30, 2006, the notes and the guarantees were subordinated to $45.6 million of senior debt, all of which represented borrowings under our bank credit facility. We are permitted to incur substantial other indebtedness, including senior debt, in the future.
      As a result of this subordination, upon any distribution to creditors of our property or the property of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of our senior debt and the holders of the senior debt of the guarantors are entitled to be paid in full in cash before any payment may be made with respect to the notes or the guarantees. In addition, all payments on the notes and the guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of specified non-payment defaults on designated senior debt. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, the indenture relating to the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid instead to holders of senior debt until the holders of senior debt are paid in full. As a result, holders of the notes may not receive all amounts owed to them and may receive less, ratably, than holders of trade payables and other unsubordinated indebtedness.

Your right to receive payments on the notes is effectively subordinated to the rights of existing and future creditors of our subsidiaries that are not guarantors on the notes.
      Initially none of our foreign subsidiaries is required to guarantee the notes. As a result, holders of the notes will be effectively subordinated to the indebtedness and other liabilities of these subsidiaries, including trade creditors. Therefore, in the event of the insolvency or liquidation of a foreign subsidiary, following payment by that subsidiary of its liabilities, such subsidiary may not have sufficient remaining assets to make payments to us as a shareholder or otherwise. In the event of a default by any such subsidiary under any credit arrangement or other indebtedness, its creditors could accelerate such debt, prior to such subsidiary distributing amounts to us that we could have used to make payments on the notes.

The terms of our credit agreement and the indenture governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.
      Our credit agreement and the indenture governing the notes include a number of covenants that, among other things, restrict our ability to:

•	sell or transfer property or assets;

•	pay dividends on or redeem or repurchase stock;

•	merge into or consolidate with any third party;

•	create, incur, assume or guarantee additional indebtedness;

•	create certain liens;

•	make investments;

•	make certain restricted payments, including the payment of dividends;

•	engage in transactions with affiliates;

•	redeem or repurchase capital stock;

•	issue or sell preferred stock of restricted subsidiaries; and

•	enter into sale and leaseback transactions.
      In addition, we are required by our credit agreement to maintain specified financial ratios and limits, including a 2 to 1 ratio of Senior Debt to Earnings, a Fixed Charge Coverage Ratio ranging from 1.25 to 1 in 2006 to 1.4 to 1 by the end of 2007 and beyond, and limitations on the amount of Capital Expenditures we can incur in any given 12-month period, all of which as defined in the credit agreement. As a result of these ratios and limits, we are limited in the manner in which we conduct our business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business and prevent us from fulfilling our obligations under the notes.
      A failure to comply with the covenants financial ratios could result in an event of default. In the event of a default under our credit agreement, the lenders could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, to require us to apply all of our available cash to repay these borrowings or to prevent us from making debt service payments on the notes offered by this prospectus, any of which could result in an event of default under the indenture governing the notes. An acceleration of indebtedness under our credit agreement would also likely result in an event of default under the terms of any other financing arrangement we have outstanding at the time. If any or all of our debt were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. If we are unable to repay outstanding borrowings under our bank credit facility when due, the lenders will have the right to proceed against the collateral securing such indebtedness. See “Description of Other Indebtedness” and “Description of the New Notes.”

The notes and the guarantees are not secured by our assets nor those of the guarantors, and the lenders under our credit agreement are entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.
      The notes and the guarantees will be our and the guarantors’ unsecured obligations. In contrast, our obligations outstanding under our credit agreement are secured by a perfected lien on, and a pledge of substantially all of our assets, including the stock of our subsidiaries. The notes will be effectively subordinated to this secured debt to the extent of the value of the collateral securing such debt. In addition, we may incur additional secured debt, and the notes will be effectively subordinated to any such additional secured debt we may incur to the extent of the value of the collateral securing such debt.
      Because the notes and the guarantees will be unsecured obligations, the assets that secure our secured debt will be available to pay obligations on the notes only after all such secured debt has been repaid in full. Accordingly, your right of repayment may be compromised if any of the following situations occur:

•	we enter into bankruptcy, liquidation, reorganization, or other winding-up proceedings;

•	there is a default in payment under our credit agreement; or

•	there is an acceleration of any indebtedness under our credit agreement.
      If any of these events occurs, the secured lenders could sell those of our assets in which they have been granted a security interest, to your exclusion, even if an event of default exists under the indenture governing the Senior Notes at such time. As a result, upon the occurrence of any of these events, there may not be sufficient funds to pay amounts due on the notes.

We may not be able to repurchase the notes upon a change of control.
      The indenture governing the notes requires us to offer to repurchase some or all of the notes when certain change of control events occur. These events include sale of the company transactions, a change in the majority of our board of directors, an event that results in Cap Street, TA Associates or their affiliates not owning a majority of our voting stock prior to our initial public offering or an event that results in a person or group other than Cap Street, TA Associates or their affiliates owning more than 50% of our outstanding voting securities. If we experience a change of control, you will have the right to require us to repurchase your notes at a purchase price in cash equal to 101% of the principal amount of your notes plus accrued and unpaid interest, if any. Our credit agreement provides that certain change of control events (including a change of control as defined in the indenture governing the notes) constitute a default. Any future credit agreement or other agreements relating to senior indebtedness to which we become a party may contain similar provisions. If we experience a change of control that triggers a default under our credit agreement, we could seek a waiver of such default or seek to refinance our credit agreement. In the event we do not obtain such a waiver or refinance our credit agreement, such default could result in amounts outstanding under our credit agreement being declared due and payable. In the event we experience a change of control that results in us having to repurchase the notes, we may not have sufficient financial resources to satisfy all of our obligations under our credit agreement and the notes. In addition, the change of control covenant in the indenture does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction. See “Description of Notes — Certain Covenants.”

The guarantees may not be enforceable because of fraudulent conveyance laws.
      Our existing and certain of our future subsidiaries will guarantee our obligations under the notes. Our issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce the notes or a guarantor’s guarantee, or subordinate the notes or such guarantee to our or the applicable guarantor’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when we issued the notes or when the applicable guarantor entered into its guarantee or, in some states, when payments became due under the notes or such guarantee, we or the applicable guarantor received less than reasonably equivalent value or fair consideration and either:

•	were insolvent or rendered insolvent by reason of such incurrence; or

•	were engaged in a business or transaction for which one of our or such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we or such guarantor would incur, debts beyond our or such guarantor’s ability to pay such debts as they mature.
      The court might also void the notes or a guarantee, without regard to the above factors, if the court found that we issued the notes or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors. In addition, any payment by us or a guarantor pursuant to the notes or the guarantees could be voided and required to be returned to us, or such guarantor, or to a fund for the benefit of our or such guarantor’s creditors.
      A court would likely find that we, or a guarantor, did not receive reasonably equivalent value or fair consideration for the notes or such guarantee if we, or such guarantor, did not substantially benefit directly or indirectly from the issuance of the notes. Our anticipated use of proceeds, which includes the distribution of a substantial portion of the proceeds of the notes to our shareholders, could increase the risk of such a finding. If a court were to void the notes or a guarantee, you would no longer have a claim against us or the applicable guarantor, as the case may be. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from us or any guarantor, as the case may be.
      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we or a guarantor, as applicable, would be considered insolvent if:

•	the sum of our or such guarantor’s debts, including contingent liabilities, was greater than the fair saleable value of our or such guarantor’s assets; or

•	if the present fair saleable value of our or such guarantor’s assets were less than the amount than would be required to pay our or such guarantor’s probable liability on our or such guarantor’s existing debts, including contingent liabilities, as they become absolute and mature; or

•	we or such guarantor could not pay our or such guarantor’s debts as they become due.
      To the extent a court voids the notes or any of the guarantees as fraudulent transfers or holds the notes or any of the guarantees unenforceable for any other reason, holders of the notes would cease to have any direct claim against us or the applicable guarantor. If a court were to take this action, our or the applicable guarantor’s assets would be applied first to satisfy our or the applicable guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the notes.
      Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

If you do not properly tender your outstanding notes, you will continue to hold unregistered outstanding notes and your ability to transfer outstanding notes will be adversely affected.
      We will only issue new notes in exchange for outstanding notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of outstanding notes.
      If you do not exchange your outstanding notes for new notes pursuant to the exchange offer, the outstanding notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the outstanding notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register outstanding notes under the Securities Act unless our registration rights agreement with the initial purchasers of the outstanding notes requires us to do so. Further, if you continue to hold any outstanding notes after the exchange offer is consummated, you may have trouble selling them because there will be fewer such notes outstanding.

EXCHANGE OFFER
Purpose and Effect of the Exchange Offer
      In connection with the issuance of the outstanding notes, we entered into a registration rights agreement. Under the registration rights agreement, we agreed to:

•	within 240 days after the original issuance of the outstanding notes on August 12, 2005, file a registration statement with the SEC with respect to a registered offer to exchange each outstanding note for a new note having terms substantially identical in all material respects to such note, except that the new note will not contain terms with respect to transfer restrictions;

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 300 days after the original issuance of the outstanding notes;

•	promptly following the effectiveness of the registration statement, offer the new notes in exchange for surrender of the outstanding notes; and

•	keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the exchange offer is mailed to the holders of the outstanding notes.
      We have fulfilled the agreements described in the first two of the preceding bullet points and are now offering eligible holders of the outstanding notes the opportunity to exchange their outstanding notes for new notes registered under the Securities Act. Holders are eligible if they are not prohibited by any law or policy of the SEC from participating in this exchange offer. The new notes will be substantially identical to the outstanding notes except that the new notes will not contain terms with respect to transfer restrictions, registration rights or additional interest.
      Under limited circumstances, we agreed to use our best efforts to cause the SEC to declare effective a shelf registration statement for the resale of the outstanding notes. We also agreed to use our best efforts to keep the shelf registration statement effective for up to two years after its effective date. The circumstances include if:

•	a change in law or in applicable interpretations thereof of the staff of the SEC does not permit us to effect the exchange offer; or

•	for any other reason the exchange offer is not consummated within 330 days from August 12, 2005, the date of the original issuance of the outstanding notes; or

•	any of the initial purchasers notify us following consummation of the exchange offer that outstanding notes held by it are not eligible to be exchanged for new notes in the exchange offer; or

•	certain holders are not eligible to participate in the exchange offer, or such holders do not receive freely tradeable securities on the date of the exchange.
      We will pay additional cash interest on the applicable outstanding notes, subject to certain exceptions:

•	if either this registration statement or, if we are obligated to file one, a shelf registration statement is not declared effective by the Commission by the date required,

•	if we fail to consummate the exchange offer prior to the date that is 330 days after August 12, 2005, or

•	after this registration statement or a shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) (each such event referred to in the preceding clauses being a “registration default”);
from and including the date on which any such registration default occurs to but excluding the date on which all registration defaults have been cured.

      The rate of the additional interest will be 0.25% per year for the first 90-day period immediately following the occurrence of a registration default, and such rate will increase by an additional 0.25% per year with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum additional interest rate of 1.0% per year. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the outstanding notes and the new notes.
      Upon the effectiveness of this registration statement, the consummation of the exchange offer, the effectiveness of a shelf registration statement, or the effectiveness of a succeeding registration statement, as the case may be, the interest rate borne by the notes from the date of such effectiveness or consummation, as the case may be, will be reduced to the original interest rate. However, if after any such reduction in interest rate, a different registration default occurs, the interest rate may again be increased pursuant to the preceding paragraph.
      To exchange your outstanding notes for transferable new notes in the exchange offer, you will be required to make the following representations:

•	any new notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.
      In addition, we may require you to provide information to be used in connection with the shelf registration statement to have your outstanding notes included in the shelf registration statement and benefit from the provisions regarding additional interest described in the preceding paragraphs. A holder who sells outstanding notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including indemnification obligations.
      The description of the registration rights agreement contained in this section is a summary only. For more information, you should review the provisions of the registration rights agreement that we filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.
Resale of New Notes
      Based on no action letters of the SEC staff issued to third parties, we believe that new notes may be offered for resale, resold and otherwise transferred by you without further compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	such new notes are acquired in the ordinary course of your business; and

•	you do not intend to participate in a distribution of the new notes.
      The SEC, however, has not considered the exchange offer for the new notes in the context of a no action letter, and the SEC may not make a similar determination as in the no action letters issued to these third parties.

      If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you

•	cannot rely on such interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
      Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act. This registration statement should contain the selling security holder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge by way of the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.
Terms of the Exchange Offer
      Subject to the terms and conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to 12:00 a.m. midnight, New York City time, on the expiration date. We will issue new notes in principal amount equal to the principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only for new notes and only in integral multiples of $1,000.
      The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.
      As of the date of this prospectus, $200,000,000 in aggregate principal amount of the outstanding notes are outstanding. This prospectus is being sent to DTC, the sole registered holder of the outstanding notes, and to all persons that we can identify as beneficial owners of the outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.
      We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes whose holders do not tender for exchange in the exchange offer will remain outstanding and continue to accrue interest. These outstanding notes will be entitled to the rights and benefits such holders have under the indenture relating to the notes and the registration rights agreement.
      We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.
      If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connecting with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.
      We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date
      The exchange offer will expire at 12:00 a.m. midnight, New York City time, on October 18, 2006, unless, in our sole discretion, we extend it.
Extensions, Delays in Acceptance, Termination or Amendment
      We expressly reserve the right, at any time or various times, to extend the period of time during which the exchange offer is open. We may extend the exchange offer and delay acceptance of any outstanding notes by giving written notice of such extension to the holders of the notes. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.
      In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, by press release on the business day after the previously scheduled expiration date.
      If any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied, we reserve the right, in our sole discretion

•	to extend the exchange offer and delay accepting for exchange any outstanding notes or

•	to terminate the exchange offer,
by giving oral or written notice of such, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner. If we amend the terms of the exchange offer in a material manner or waive any material condition, we will extend the exchange offer period if necessary to provide that at least five business days remain in the offer period following notice of such waver or material change.
      Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice thereof to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.
Conditions to the Exchange Offer
      We will not be required to accept for exchange, or exchange any new notes for, any outstanding notes if the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus the expiration of the exchange offer in the event of such a potential violation.
      In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the new notes under the Securities Act.
      We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. All of these conditions must be satisfied or waived at or before the expiration of the exchange offer. We will give notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes promptly.
      These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion if we waive any conditions we will do so for all holder of the notes. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.
      In addition, we will not accept for exchange any outstanding notes tendered, and will not issue new notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.
Procedures for Tendering
      In order to participate in the exchange offer, you must properly tender your outstanding notes to the exchange agent as described below. It is your responsibility to properly tender your notes. We have the right to waive any defects. However, we are not required to waive defects and are not required to notify you of defects in your exchange.
      If you have any questions or need help in exchanging your notes, please call the exchange agent whose address and phone number are described in the section of the prospectus entitled “Where You Can Find More Information.”
      All of the outstanding notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using the Automated Tender Offer Program (“ATOP”) instituted by DTC. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding notes to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent. The agent’s message will state that DTC has received instructions from the participant to tender outstanding notes and that the participant agrees to be bound by the terms of the letter of transmittal.
      By using the ATOP procedures to exchange outstanding notes, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.
      There is no procedure for guaranteed late delivery of the notes.

Determinations Under the Exchange Offer
      We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, all defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder as soon as practicable following the expiration date.

When We Will Issue New Notes
      In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent receives, prior to 12:00 a.m. midnight, New York City time, on the expiration date,

•	a book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•	a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged
      If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to their tendering holder. Such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur promptly following the expiration or termination of the exchange offer.

Your Representations to Us
      By agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you acquired those notes as a result of market-making activities or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act.
Withdrawal of Tenders
      Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date. For a withdrawal to be effective you must comply with the appropriate procedures of DTC’s ATOP system. Any notice of withdrawal must specify the name and number of the account at DTC to be credited with withdrawn outstanding notes and otherwise comply with the procedures of DTC.
      We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal. Our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.
      Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.
Fees and Expenses
      We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.
      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

      We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.
Transfer Taxes
      We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.
Consequences of Failure to Exchange
      If you do not exchange new notes for your outstanding notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from the registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.
Accounting Treatment
      We will record the new notes in our accounting records at the same carrying value as the outstanding notes. This carrying value is the aggregate principal amount of the outstanding notes less any bond discount, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.
Other
      Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.
      We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF CARDTRONICS, INC.
      The following selected historical consolidated financial and operating data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2005 and 2004 and the selected consolidated statements of operations data for the years ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2003, 2002 and 2001, and the statements of operations data for the years ended December 31, 2002 and 2001 have been derived from our historical financial statements, which are not included in this prospectus. The selected consolidated balance sheet data as of June 30, 2006 and the selected consolidated statement of operations data for the six months ended June 30, 2006 and 2005, respectively, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.
      Our consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004, 2003 and 2002, and the interim periods of 2005, have been restated to correct the accounting for the deferred financing costs associated with our credit facilities and the impact that various modifications related to those credit facilities have had on such deferred financing costs. In addition, the interim financial information for 2005 has been restated to record compensation expense associated with the repurchase of shares underlying certain employee stock options as part of our Series B preferred stock financing transaction in February 2005. See “Restatement of Financial Statements” — Management’s Discussion and Analysis of Financial Condition and Results of Operations.

	Six Months Ended
	June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003	2002	2001

	(in thousands)
Consolidated Statements of Operations:
Revenues:
ATM operating revenues	$136,655	$122,128	$258,992	$182,711	$101,950	$59,183	$33,868
ATM product sales and other revenues(1)	5,740	5,326	9,973	10,204	8,493	9,603	11,220

Total revenues	142,395	127,454	268,965	192,915	110,443	68,786	45,088
Cost of revenues:
Cost of ATM operating revenues	102,945	95,087	199,763	143,504	80,286	49,134	29,121
Cost of ATM product sales and other revenues(1)	5,037	4,803	9,685	8,703	7,903	8,984	12,089

Total cost of revenues (exclusive of depreciation and amortization shown separately below)	107,982	99,890	209,448	152,207	88,189	58,118	41,210

Gross profit	34,413	27,564	59,517	40,708	22,254	10,668	3,878

Operating expenses:
Selling, general and administrative expenses(2)(3)(4)	9,898	8,700	17,865	13,571	7,229	6,142	4,925
Depreciation and accretion expense	8,858	5,142	12,951	6,785	3,632	1,650	957
Amortization expense(5)	7,347	3,709	8,980	5,508	3,842	1,641	554

Total operating expenses	26,103	17,551	39,796	25,864	14,703	9,433	6,436

Income (loss) from operations	8,310	10,013	19,721	14,844	7,551	1,235	(2,558)
Other (income) expense:
Interest expense	11,322	5,269	13,101	4,156	1,629	729	444
Amortization and write-off of financing costs and bond discount(6)	1,214	1,131	9,325	1,079	528	310	34
Minority interest in subsidiary	(57)	15	15	19	—	—	—
Other(7)	(657)	432	968	209	106	58	—

Total other expenses	11,822	6,847	23,409	5,463	2,263	1,097	478

Income (loss) before income taxes	(3,512)	3,166	(3,688)	9,381	5,288	138	(3,036)
Income tax provision (benefit)	(1,157)	1,151	(1,270)	3,576	1,955	111	(997)

Income (loss) before cumulative effect of a change in accounting principle	(2,355)	2,015	(2,418)	5,805	3,333	27	(2,039)
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $80(8)	—	—	—	—	134	—	—

Net income (loss)	(2,355)	2,015	(2,418)	5,805	3,199	27	(2,039)
Preferred stock dividends and accretion expense(9)	132	1,262	1,395	2,312	2,089	1,880	741

Net income (loss) available to common stockholders	$(2,487)	$753	$(3,813)	$3,493	$1,110	$(1,853)	$(2,780)

	Six Months Ended
	June 30,			Years Ended December 31,

	2006	2005		2005	2004		2003		2002	2001

	(unaudited)
	(in thousands, except ratios and numbers of ATMs)
Other Financial Data:
Ratio of earnings to fixed charges(10)	—	1.1	x	—	1.5	x	1.3	x	—	—
Cash flows from operating activities	$13,890	$18,833		$33,207	$20,466		$21,629		$4,491	$(1,929)
Cash flows from investing activities	(11,288)	(116,412)		(139,960)	(118,926)		(29,663)		(15,023)	(7,496)
Cash flows from financing activities	(367)	101,924		107,234	94,318		10,404		10,741	12,066
Operating Data:
Total number of ATMs (at period end)	25,676	26,279		26,208	24,581		12,021		8,298	6,707
Total transactions	83,482	72,950		156,851	111,577		64,605		36,212	19,865
Total surcharge transactions	53,408	51,991		106,613	82,087		48,778		28,978	16,027

		As of December 31,
	June 30,
	2006	2005	2004	2003	2002	2001

	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,936	$1,699	$1,412	$5,554	$3,184	$2,975
Total assets	349,616	343,751	197,667	65,295	34,843	25,373
Total long-term debt, including current portion	244,465	247,582	128,541	31,371	18,475	8,620
Preferred stock(11)	76,462	76,329	23,634	21,322	19,233	15,453
Total stockholders’ equity (deficit)	(42,411)	(49,084)	(340)	(6,329)	(9,024)	(7,065)

(1)	ATM product sales and other revenues consist primarily of revenues from the sale of equipment to our merchant-owned customer base and our associate value added resellers as well as other miscellaneous non-transaction based revenues.

(2)	Reflects a one-time bonus of $1.8 million made to our chief executive officer in 2004 related to the tax liability associated with a related restricted stock grant. See note 5 to our consolidated financial statements.

(3)	Reflects the write-off in 2004 of approximately $1.8 million in costs associated with our terminated initial public offering and related costs.

(4)	Includes stock-based compensation totaling $0.4 million and $1.9 million for the six months ended June 30, 2006 and 2005, respectively, and $2.2 million, $1.0 million, $1.6 million, $0 and $2.2 million for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

(5)	Includes impairment charges of $2.8 million and $1.2 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

(6)	Reflects the write-off of $4.9 million in financing costs in 2005 associated with the repayment of our term loans resulting from the issuance of our senior subordinated notes.

(7)	Other expenses primarily consists of losses on the sale or disposal of assets.

(8)	Reflects the effect of our adoption of SFAS No. 143. See note 1(n) to our consolidated financial statements.

(9)	Reflects non-cash dividends on our Series A Preferred Stock, which was redeemed in February 2005. Subsequent to the redemption of the Series A Preferred Stock, the amount reflects the accretion of the Series B Preferred Stock issuance costs.

(10)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes and fixed charges (excluding the effects of any preferred stock dividends and related accretion expense). Fixed charges consist of interest expense on all indebtedness, amortization of debt issuance costs, the interest portion of lease payments, and preferred stock dividends and accretion expense. Earnings were insufficient to cover fixed charges by approximately $3.6 million for the six months ended June 30, 2006, $5.7 million for the year ended December 31, 2005, $2.7 million for the year ended December 31, 2002, and $4.1 million for the year ended December 31, 2001. The pro forma effect of the refinancing of our existing term loans with the senior subordinated notes did not change our historical ratio of earnings to fixed charges for the year ended December 31, 2005 by more than 10 percent. Accordingly, no pro forma ratio has been presented herein.

The ratio of earnings to fixed charges calculations exclude costs incurred with respect to our vault cash rental obligations as such costs are not considered to be fixed charges for purposes of computing such ratios. Such costs totaled approximately $10.2 million and $6.3 million for the six months ended June 30, 2006 and 2005, respectively, and $15.7 million, $10.2 million, $5.5 million, $2.7 million and $1.2 million for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

(11)	The amount reflected on our balance sheet is shown net of issuance costs of $1.5 million and $1.7 million as of June 30, 2006 and December 31, 2005, respectively. The aggregate redemption price for the preferred stock was approximately $78.0 million as of June 30, 2006 and December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion together with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus.
Restatement of Financial Statements
      Our consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003, and the nine months ended September 30, 2005, have been restated to correct the accounting for the deferred financing costs associated with our credit facilities and the impact that various modifications related to those credit facilities have had on such deferred financing costs.
      During the years ended December 31, 2004 and 2003, and the nine months ended September 30, 2005, as a result of multiple modifications to our credit facilities, we had previously expensed approximately $2.5 million, $1.4 million, and $3.4 million, respectively, in financing costs paid in connection with those and prior modifications. Upon further review of the guidance contained in Emerging Issues Task Force (“EITF”) Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and EITF Issue No. 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, we determined that we had expensed too much of the aforementioned costs in 2004 and 2003, and too little of the aforementioned costs in 2005. Further, we determined that we should have recorded an additional expense amount in September 2002 in connection with a modification to our credit facility as of such date. The impact of the reversal of a portion of the amounts expensed in 2004 and 2003 was partially offset by the subsequent amortization of those costs over the terms of the related loans. In August 2005, all of the term loans associated with our credit facilities were repaid in full; therefore, all unamortized deferred financing costs associated with such term loans were expensed in full as part of such extinguishment.
      As a result of the correction of the aforementioned items, we have recorded adjustments to increase (decrease) our income before income taxes by the following amounts for the periods shown below (in thousands):

Year ended December 31, 2002	$(157)
Year ended December 31, 2003	1,189
Year ended December 31, 2004	1,815
Nine months ended September 30, 2005	(2,369)

Total	$478

      In addition to the above adjustments, our unaudited interim financial statements for the nine months ended September 30, 2005 have been restated to record approximately $1.8 million in compensation expense associated with the repurchase of the shares underlying certain employee stock options as part of our Series B preferred stock financing transaction in February 2005. Approximately $1.6 million of such amount has been reflected in selling, general and administrative expenses and approximately $0.2 million has been reflected in cost of ATM operating revenues in the accompanying consolidated statement of operations.
      The effects of the aforementioned restatements have been fully reflected in the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. Additionally, reference is made to Note 2 in the accompanying consolidated financial statements for the year ended December 31, 2005 for additional details on the restatement process and the impact such restatements had on our previously issued annual and interim financial statements.

Overview
      We operate a network of approximately 26,000 ATMs operating in all 50 states and within the United Kingdom and Mexico. Our extensive ATM network is strengthened by multi-year contractual relationships with a wide variety of nationally and internationally known merchants pursuant to which we operate ATMs in their locations.
ATM Management Programs
      We deploy ATMs under two distinct arrangements with our merchant partners:

•	Company-owned. Under a company-owned arrangement, we own or lease the ATM and are responsible for controlling substantially all aspects of its operation. These responsibilities include what we refer to as first line maintenance, such as replacing paper, clearing paper or bill jams, resetting the ATM and any telecommunications and power issues or other maintenance activities that do not require a trained service technician. We are also responsible for what we refer to as second line maintenance, or more complex maintenance procedures that require trained service technicians and often involve replacing component parts. In addition to first and second line maintenance, we are responsible for arranging for cash, cash loading, supplies, telecommunications service and all other services required for the operation of the ATM, other than electricity. We typically pay a fee, either periodically, on a per-transaction basis or a combination of both, to the merchant on whose premises the ATM is physically located. We operate a limited number of our company-owned ATMs on a merchant-assisted basis. In these arrangements, we own or lease the ATM and provide all transaction processing services, but the merchant generally is responsible for providing and loading cash for the ATM and first line maintenance. Typically, we deploy ATMs under company-owned arrangements for our national and regional merchant customers, such as Amerada Hess, BP Amoco, Chevron, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Mills Malls, Sunoco, Target and Walgreens in the United States, and Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates, Tesco and TM Retail in the United Kingdom. Because company-owned locations are controlled by us, are usually located in major national chains, and are thus more likely candidates for additional sources of revenue such as bank branding, company-owned locations generally offer higher transaction volumes and greater profitability, which we consider necessary to justify the upfront capital cost of installing such machines. As of June 30, 2006, we operated approximately 12,000 ATMs under company-owned arrangements.

•	Merchant-owned. Under a merchant-owned arrangement, the merchant owns the ATM and is responsible for its maintenance and most of the operating costs. We typically provide all transaction processing services and, in some cases, retain responsibility for providing and loading cash. We typically operate ATMs with our independent merchant customers under merchant-owned arrangements. A merchant who purchases an ATM from us is typically responsible for providing cash for the ATM and all maintenance. The merchant is also responsible for cash loading, supplies, telecommunication and electrical services. Under these arrangements, we sometimes retain responsibility for second line maintenance for an additional fee, and we provide all transaction processing services. Because the merchant bears more of the costs associated with operating ATMs under this arrangement, the merchant typically receives a higher fee on a per-transaction basis than is the case under a company-owned arrangement. In a limited number of our merchant-owned arrangements, we have assumed responsibility for providing and loading cash. Accordingly, under these arrangements, the merchant receives a smaller fee on a per-transaction basis than in the typical merchant-owned arrangement. As of June 30, 2006, we operated approximately 13,700 ATMs under merchant-owned arrangements.
      In the future, we expect the percentage of our company-owned and merchant-owned arrangements to continue to fluctuate in response to the mix of ATMs we add through internal growth and acquisitions. While we may continue to add merchant-owned ATMs to our network as a result of acquisitions and internal sales efforts, our focus for internal growth will remain on expanding the number of company-owned ATMs in our network.

      The table below reflects the split of our revenues and gross profit amounts between company-owned and merchant-owned ATMs for the periods presented.

	For the Six
	Months Ended		Years Ended
	June 30,		December 31,

	2006	2005	2005	2004	2003

Company-owned:
Revenues	59%	51%	54%	55%	61%
Gross profit	70%	60%	67%	68%	73%
Merchant-owned:
Revenues	41%	49%	46%	45%	39%
Gross profit	30%	40%	33%	32%	27%
      As noted in the table above, the percentage of our total revenues and gross margin attributable to merchant-owned arrangements increased in 2004 (with a corresponding decrease in the percentage of our total revenues and gross margin attributable to company-owned arrangements) due to the large number of merchant-owned ATMs we acquired in the E*TRADE Access acquisition. The slight decline in the percentage of our total revenues and gross margin attributable to company-owned arrangements during 2005 was due to the fact that the results for 2004 only reflect the effects of the E*TRADE Access acquisition for the last six months of that year, thus diluting the impact of the acquired merchant-owned ATMs on the entire year’s results. However, such trend began to reverse during the six months ended June 30, 2006, as indicated in the table above. Such reversal is primarily due to our Bank Machine acquisition and the two acquisitions consummated in March and April of 2005, which were primarily comprised of company-owned ATMs, and the continued growth in our existing company-owned merchant portfolio base.
      We have generally experienced very little turnover among our customers with whom we typically enter into company-owned arrangements and have been very successful in negotiating contract renewals with such customers. Additionally, we have experienced some turnover among our smaller merchant customers operating under merchant-owned arrangements. However, these losses have historically been partially offset by the addition of other similar customers, with the level of ATMs operated under these arrangements trending downward slightly (excluding the effects of acquisitions). In each year prior to 2003, we experienced an increase in the number of ATMs operated under merchant-owned arrangements. However, in 2003, excluding the effect of acquisitions, we experienced a net loss of approximately 3.5% of our ATMs operated under merchant-owned arrangements. This net loss primarily reflected the loss of ATMs with monthly transaction volumes lower than the average for all ATMs operated under similar arrangements, a situation that often indicates an ATM is no longer economically feasible for the owner to operate. In addition, this net loss also reflects our reduction in sales and marketing efforts directed at placing ATMs under these types of arrangements in favor of increasing our focus on company-owned accounts and acquisitions of existing portfolios of ATMs. For the year ended December 31, 2004, and without giving effect to our E*TRADE Access acquisition, we experienced a net loss of less than 2.5% of our ATMs operated under merchant-owned arrangements, generally due to circumstances similar to those described for prior periods. However, for the year ended December 31, 2005, the net loss increased to 8.7%, primarily due to a recent internal initiative launched by us to aggressively identify, restructure or eliminate certain underperforming merchant-owned accounts. We are also working to identify the more profitable merchant-owned accounts and are working closely with those merchants to renew or extend their current ATM operating agreements with us. Because this initiative was recently implemented, we cannot accurately predict the results of such efforts and whether we will be successful in reducing the aforementioned downward trend. Furthermore, because of our efforts to eliminate certain underperforming accounts, this downward trend may increase in the near term before leveling off at some point in the future.

Components of Revenues, Cost of Revenues and Expenses
      Revenues. We derive our revenues primarily from providing ATM services and, to a lesser extent, from our branding arrangements and our sales of ATM equipment. Our revenues from ATM services have increased rapidly in recent years due to the acquisitions we completed since 2001, as well as through internal expansion of our existing and acquired ATM networks.
      In our consolidated statements of operations, we present revenues from ATM services and branding arrangements as “ATM operating revenues.” These revenues include the fees we earn per transaction completed on our network as well as fees we generate from network and bank branding arrangements and from providing certain maintenance services. We present revenues from the sale of ATMs and other non-transaction based revenues as “ATM product sales and other revenues.” These revenues consist primarily of sales of ATMs and related equipment to merchants operating under merchant-owned arrangements, as well as sales under our value added reseller program with NCR.
      Our ATM operating revenues primarily consist of the three following components: surcharge revenue, interchange revenue and branding revenue. The following table sets forth information on our surcharge, interchange and branding revenues per surcharge-bearing transaction and on our interchange revenues per total transaction. The following table also includes pro forma information that gives effect to our Bank Machine acquisition as if it had occurred on January 1, 2005. Total transactions represents all transactions made at our ATMs, including transactions on which we do not earn surcharge revenue but do earn varying amounts of interchange revenue, such as balance inquiries, fund transfers, transactions on ATMs included in surcharge-free networks and branded ATMs, and some denials.

						Pro Forma
	Six Months		Years Ended			Year Ended
	Ended June 30,		December 31,			December 31,

	2006	2005	2005	2004	2003	2005

Per surcharge-bearing transaction:
Surcharge revenue	$1.75	$1.65	$1.70	$1.53	$1.43	$1.72
Interchange revenue	0.63	0.62	0.62	0.63	0.60	0.62
Branding revenue	0.12	0.05	0.06	0.03	0.02	0.06
Per transaction:
Interchange revenue	$0.40	$0.44	$0.42	$0.46	$0.45	$0.42

•	Surcharge revenue. A surcharge fee represents a convenience fee paid by the cardholder for making a cash withdrawal from an ATM. Surcharge fees are most typically associated with cash withdrawal transactions and generally are not generated by balance inquiries, fund transfers and, in some cases, cash withdrawals from ATMs from which we earn branding revenues. Surcharge fees often vary by the type of arrangement under which we place our ATMs. Our transaction surcharges averaged approximately $1.75 per surcharge-bearing transaction for the six months ended June 30, 2006, $1.70 per surcharge-bearing transaction for the year ended December 31, 2005 ($1.72 on a pro forma basis for the Bank Machine acquisition), and approximately $1.53 per surcharge-bearing transaction for the year ended December 31, 2004. Surcharge fees can vary widely based on the location of the ATM and the nature of the contracts negotiated with our merchants. Furthermore, surcharge fees in the United Kingdom are typically higher than the surcharge fees received in the United States, thus explaining the increases reflected in the table above for 2006 and 2005. In the future, we expect that surcharge fees per surcharge-bearing transaction will vary depending upon negotiated surcharge fees at newly deployed ATMs and future negotiations with existing merchant partners, and our ongoing efforts to improve profitability through improved pricing. For those ATMs that we own or operate on surcharge-free networks, we generally receive interchange revenue as described in the following paragraph.

•	Interchange revenue. An interchange fee is a fee paid by the cardholder’s financial institution for the use of the applicable electronic funds transfer network that transmits data between the ATM and the cardholder’s financial institution in connection with any ATM transaction, including balance inquiries, transfers and surcharge-free transactions, including those under branding arrangements. We receive a portion of the interchange fee paid to the electronic funds transfer network. In the United States, interchange fees are earned not only on cash withdrawal transactions, but also on other ATM transactions such as balance inquiries and fund transfers. In the United Kingdom, interchange fees are earned on all ATM transactions other than surcharge-bearing cash withdrawals. Interchange fees are set by the electronic funds transfer networks and vary according to electronic funds transfer network arrangements with financial institutions, as well as the type of transaction. Interchange fees are typically lower for balance inquiries and fund transfers and higher for withdrawals. For the six months ended June 30, 2006, we received approximately $0.63 in interchange fees per surcharge-bearing transaction. For the year ended December 31, 2005, we received approximately $0.62 in interchange fees per surcharge-bearing transaction on both a historical and pro forma basis (for the Bank Machine acquisition). For the year ended December 31, 2004, we received $0.63 in interchange fees per surcharge-bearing transaction compared to $0.60 for the year ended December 31, 2003. Interchange fees per surcharge-bearing transaction increased in 2004 due to the increase in the number of transactions on ATMs included in surcharge-free networks and branded ATMs, which generate interchange fees, but do not generate surcharge fees and, as a result, are not included in the number of surcharge-bearing transactions. We believe that our future interchange fees per surcharge-bearing transaction will be consistent with the pro forma amount reflected above.

•	Branding revenue. We generate branding revenue in a variety of ways. We allow financial institutions to place signage on, or brand, our ATMs. Under this arrangement, we allow the branding financial institution’s customers to use branded ATMs without paying a surcharge fee. In exchange, the branding financial institution pays us a fixed monthly fee per branded ATM. We believe that this type of branding arrangement will typically result in an increase in transaction levels at the branded ATMs as existing customers continue to use the ATMs and new customers of the branding financial institution are attracted by the surcharge-free service. We also believe that having a major bank brand on an ATM leads to increased surchargable transactions from customers other than those of the branding bank. Fees paid for branding an ATM vary widely within our industry, as well as within our own operations. We expect that this variance in branding fees will continue in the future. However, because our strategy is to set branding fees at levels sufficient to offset lost surcharge revenue, we do not expect any such variance to cause a decrease in our total revenues.

We also generate branding revenue from the ATMs we include in a nationwide surcharge-free ATM network of which we are the largest member and owner (effective December 21, 2005). Substantially all of our domestic ATMs participate in this network. Under this arrangement, cardholders of the institutions that participate in the network use our ATMs included in the network free of surcharge fees in exchange for a payment to us of a fixed monthly fee per cardholder, which is paid by such cardholder’s financial institution.
      The profitability of any particular ATM location, and of our entire ATM services operation, is driven by a combination of surcharge, interchange and branding revenues, as well as the level of our related costs. Accordingly, material changes in our average surcharge fee or average interchange fee may be offset by branding or other ancillary revenues, or by changes in our cost structure. Because a variance in our average surcharge fee or our average interchange fee is not necessarily indicative of a commensurate change in our profitability, you should consider these measures only in the context of our overall financial results.

      The following table depicts the breakdown of our total ATM operating revenues by its various components for the periods indicated.

	For the Six
	Months Ended
	June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003

Surcharge revenues	68.5%	70.3%	69.9%	68.9%	68.6%
Interchange revenues	24.7%	26.2%	25.7%	28.3%	28.5%
Branding revenues	4.7%	2.1%	2.6%	1.3%	1.0%
Other revenues	2.1%	1.4%	1.8%	1.5%	1.9%

Total ATM operating revenues	100.0%	100.0%	100.0%	100.0%	100.0%

      Our ATM product sales and other revenues are primarily comprised of revenues from the sale of ATMs and related equipment to merchant customers operating under merchant-owned arrangements and associate value added resellers, and other non transaction-based revenues. While we expect to continue to derive a portion of our revenues from direct sales of ATMs in the future, we expect that this source of revenue will continue to decrease slightly as a percentage of our total revenues in future periods.
      Cost of revenues. Our cost of revenues associated with ATM transactions completed on our ATM network includes:

•	Merchant fees. We pay our merchants a fee that depends on a variety of factors, including the type of arrangement under which the ATM is placed and the number of transactions at that ATM.

•	Processing fees. We pay fees to third-party vendors for processing transactions originated at our ATMs. These vendors, which include Star Systems, Fiserv, Inc. and Genpass, communicate with the cardholder’s financial institution through electronic funds transfer networks to gain transaction authorization and to settle transactions.

•	Cost of cash. Cost of cash includes all costs associated with the provision of cash by us for our ATMs, including fees for the use of cash, armored courier services, insurance, cash reconciliation and associated wire fees. Changes in interest rates could affect our cost of cash, although we have entered into a number of interest rate swap transactions to hedge our exposure through 2010 on varying amounts of our current and anticipated outstanding domestic ATM cash balances.

•	Communications. Under our company-owned arrangements, we are responsible for expenses associated with providing telecommunications capabilities to the ATMs, allowing the ATMs to connect with the applicable electronic funds transfer network.

•	Repairs and maintenance. Depending on the type of arrangement with the merchant, we may be responsible for first and/or second line maintenance for the ATM. We typically manage the provision of these services by third parties with national operations. Our primary maintenance vendors are Diebold, NCR and EFMARK.

•	Direct operations. These expenses consist of costs associated with managing our ATM network, including expenses for monitoring the ATMs, program managers, technicians and customer service representatives.

•	Cost of equipment revenue. In connection with the sale of equipment to merchants and value added resellers, we incur costs associated with purchasing equipment from manufacturers, as well as delivery and installation expenses.
      We define variable costs as those incurred on a per transaction basis. Processing fees and the majority of merchant fees fall under this category. Processing fees and merchant fees accounted for approximately 61% of our cost of ATM operating revenues in 2005. Therefore, we estimate that approximately 39% of our cost of ATM operating revenues is generally fixed in nature, meaning that any significant decrease in transaction volumes would lead to a decrease in the profitability of our ATM service operations, unless there were an offsetting increase in per-transaction revenues. See “Results of Operations” below for additional information.
      Our indirect operating expenses include general and administrative expenses related to administration, salaries, benefits, advertising and marketing, depreciation of the ATMs we own, amortization of our acquired merchant contracts, and interest expense related to borrowings under our bank credit facility and our senior subordinated notes. We depreciate our capital equipment on a straight-line basis over the estimated life of such equipment and amortize the value of acquired merchant contracts over the estimated lives of such assets. Because we repaid certain of our lower interest rate bank credit facilities with the net proceeds received under the higher interest rate senior subordinated notes offering in August 2005, our overall level of interest expense will increase in the future. See “— Liquidity and Capital Resources.”
Acquisitions
      Since May 2001, we have acquired 13 ATM networks and one operator of a surcharge-free ATM network. Prior to our E*TRADE Access acquisition, we acquired only assets consisting of ATMs and, in certain cases, contractual rights to place and operate ATMs in certain locations. In our E*TRADE Access acquisition, we acquired substantially all of the assets and operations of the company, including 13,155 ATMs and related placement agreements, vendor agreements, operating software relating to the E*TRADE Access ATMs and E*TRADE Access’s interest in a joint venture. We also assumed responsibility for certain contingent liabilities associated with the operations of E*TRADE Access. In addition, we hired certain employees from E*TRADE Access and agreed to maintain the E*TRADE Access brand on approximately 8,900 of the acquired ATMs through June 30, 2006.
      With respect to the Bank Machine acquisition, we acquired the entire company, including the related ATMs and underlying placement agreements as well as the entire infrastructure associated with the business. Additionally, as part of this acquisition, we retained Bank Machine’s existing employee base of approximately 50 employees, including Bank Machine’s existing senior management team, who became shareholders in Cardtronics.
      In addition to the above, we acquired two domestic ATM networks in March and April of 2005, totaling approximately 805 ATMs and related placement agreements, for an aggregate cost of approximately $17.2 million in cash. Furthermore, in December 2005, we acquired all of the outstanding shares of ATM National, Inc., the owner and operator of the Allpoint nationwide surcharge-free ATM network. The consideration for such acquisition totaled $4.8 million, and was comprised of $2.6 million in cash, 21,111 shares of our common stock, and the assumption of approximately $0.4 million in additional liabilities.
      In February 2006, the Company acquired a majority ownership stake in CCS Mexico, an independent ATM operator located in Mexico, for approximately $1.0 million in cash consideration and the assumption of approximately $0.4 million in additional liabilities. Additionally, the Company incurred approximately $0.3 million in transaction costs associated with this acquisition. CCS Mexico, which was renamed Cardtronics Mexico upon the completion of the Company’s investment, currently operates approximately 300 surcharging ATMs in selected retail locations throughout Mexico. With Mexico having just recently approved surcharging for off-premise ATMs, the Company anticipates placing additional surcharging ATMs in other retail establishments throughout Mexico as those opportunities arise.
      We have historically funded our acquisitions through a combination of borrowings under our credit facilities, capital contributions from our equity investors, the sale of bonds, and cash generated from operations. Other than our Bank Machine, E*TRADE Access, ATM National, Inc. and CCS Mexico acquisitions, we have not acquired any legal entities and generally do not assume employees, physical facilities, sales forces or trade names. As of the date of this prospectus, excluding the Bank Machine acquisition, all supporting activities, including supply of cash, communications, network processing services, maintenance services, customer service, sales and administration, have been changed to our operating platform and service providers subsequent to the closing of the transaction. With respect to the Bank Machine acquisition, Bank Machine’s existing operating platform is expected to remain intact and serve as a platform for future growth within the United Kingdom and possibly Europe.
      Once we purchase a portfolio of ATMs and merchant contracts and integrate them into our operating platform, operating expenses are typically reduced, thus enhancing the profitability of the portfolio. Our ability to reduce operating expenses and improve ATM profitability is largely the result of the better pricing terms we enjoy from our service providers. For example, in connection with an acquisition in 2003, we were able to reduce the cost of communications service for the acquired ATMs by approximately 83% when we transitioned the ATMs to a different communications configuration with our existing communications service provider. Additionally, in connection with our acquisitions in 2003, we were able to reduce our processing costs at the time of closing by amounts ranging from 3.6% to 42.5%.
      Similarly, in connection with our E*TRADE Access acquisition in 2004, we have been able to reduce operating expenses associated with the acquired operations in a number of areas, including:

•	The transfer of cash management and vault cash services for approximately 2,500 ATMs to our preferred cash management and vault cash providers;

•	The transfer of maintenance services for approximately 10,000 E*TRADE Access ATMs from the existing provider to our preferred maintenance service provider;

•	The transfer of processing services for approximately 1,600 ATMs to our preferred service provider; and

•	The transfer of armored car service used in the transportation of cash for approximately 1,000 ATMs to our preferred service provider.
      The majority of the resulting cost savings initiatives were implemented during 2004, and finalized throughout 2005 and the first two months of 2006.
      As discussed above, the existing operating platform associated with the Bank Machine acquisition has remained largely intact subsequent to the acquisition due to the geographic disparities between the acquired platform and our existing domestic platform. Accordingly, the opportunities to reduce operating expenses by converting the acquired platform to our operating platform are expected to be more limited than what we have experienced historically with our domestic acquisitions.
      In addition to changes in operating expenses as discussed above, the revenues produced by the acquired ATM portfolios may also change as we alter the mix between surcharge and branding arrangements with our merchant clients and financial sponsors. For example, if we are successful in negotiating branding arrangements for our ATMs, there may be a shift in the revenue mix between surcharge revenue and branding revenue. Under a branding arrangement, we do not charge surcharge fees to the branding financial institution’s customers. On the other hand, total withdrawal transactions at the branded ATMs typically increase, as existing customers continue to use the ATMs and new customers of the branding financial institution are attracted by the surcharge-free service. Accordingly, we typically expect interchange revenue to increase since we receive interchange fees on all withdrawal transactions. In addition, we would also receive a negotiated branding fee.
      Our acquisitions have significantly increased the size of our operations over the periods discussed in “Results of Operations” below and, accordingly, fundamentally affect the comparability of our results of operations for the periods discussed in this discussion and analysis. For example, revenues increased from $26.0 million in 2000 to $269.0 million in 2005, while our gross profit increased from $3.9 million to $59.5 million over the same period. Moreover, because we completed the E*TRADE Access acquisition on June 30, 2004 and the Bank Machine acquisition on May 17, 2005, the impact of these acquisitions is not fully reflected in our historical operating results. The addition of 13,155 ATMs from the E*TRADE Access acquisition has had a significant effect on our results of operations, and we expect the Bank Machine acquisition of approximately 1,000 ATMs in the United Kingdom will have a significant effect going forward. Information with respect to the pro forma impact of the Bank Machine acquisition on our prior financial periods can be evaluated by reviewing the pro forma condensed consolidated financial information and the historical consolidated financial information of the Bank Machine ATM business included elsewhere in this prospectus. These and any future acquisitions will continue to affect our results of operations.
      Consistent with our business strategy, we engage from time to time in discussions with potential sellers regarding the possible purchase by us of their ATM portfolios. Such acquisition efforts may involve participation by us in processes that have been made public, involve a number of potential buyers and are commonly referred to as “auction” processes, as well as situations where we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts could involve assets which, if acquired, would have a material effect on our financial condition and results of operations. We can give no assurance that our current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to us.
      We have set forth below a summary of our acquisition activity from May 2001 through December 2003. After acquiring a network of ATMs, we track its growth and operating performance on a stand-alone basis, as well as on a consolidated basis with our results as a whole. We believe this information is helpful in understanding the effect of these acquisitions on our growth, as well as the growth experienced through increased deployment of ATMs with the acquired merchant base in each of these ATM networks following its acquisition and integration.

	Number of ATMs

		As of
		June 30,	Net
	At Closing	2006	Increase

2001 Acquisitions	878	1,422	544
2002 Acquisitions	1,195	1,211	16
2003 Acquisitions	3,689	4,655	966

Total	5,762	7,288	1,526

      The following table reflects the results of the E*TRADE Access portfolio that was acquired in June 2004.

	Number of ATMs

		As of
		June 30,	Net
	At Closing	2006	Decrease

Total	13,155	11,238	(1,917)

      As noted above, the number of ATMs we acquired as part of the E*TRADE Access acquisition has decreased by 1,917 machines. This decrease was due primarily to the loss of relatively low-margin merchant-owned accounts primarily as a result of our efforts to eliminate certain underperforming contracts and locations from the acquired portfolio, as previously discussed. Additionally, a number of merchant-owned contracts expired during the first six months after the acquisition, and were not renewed at the discretion of one or both parties. Because the portfolio acquired from E*TRADE Access was primarily comprised of merchant-owned accounts, we believe such contract attrition rates are unique to this portfolio (relative to our past acquisitions).

Acquisition Valuation
      We value acquisitions based on historical and expected cash flows and the remaining terms of merchant contracts rather than the number of ATMs or a benchmark value per ATM. ATMs at different locations vary significantly in terms of transaction volume and cash flow. The equipment is in some cases owned by the merchant and in others by the seller. As a result, the purchase price per ATM we pay and the allocation of consideration between equipment and intangibles varies from acquisition to acquisition.

Industry Trends
      During the first half of 2005, total domestic transaction revenues (including surcharge, interchange and branding fees) declined by approximately 2.5% (versus prior year levels) for those ATMs that were transacting throughout the same periods in both years. We attributed such decline to a number of factors, including (i) the increased use of debit cards as a means of payment in certain types of retail establishments, (ii) an increase in free “cash back” point-of-sale transactions, and (iii) increased competition associated with the increased number of off-premise, surcharging ATMs within the United States. However, during the second half of 2005, total domestic transaction revenues for ATMs that were transacting throughout the same periods in both years increased slightly when compared to the prior year. Furthermore, the positive trend seen during the second half of 2005 carried over into the first six months of 2006, with comparable transaction revenues increasing by approximately 1.9% year-over-year. We attribute this recent positive trend to increased revenues associated with our bank and network branding initiatives as well as increased surcharge rates in selected merchant retail locations.
      As discussed above, we believe that the decline in our transaction revenues experienced during the first half of 2005 was due to a number of factors, including the increased use of debit cards as a means of payment. The increased use of debit cards appears to reflect a general payment trend within the United States, with the growth in debit card transactions over the past three years outpacing the growth in all other forms of payment, including checks, cash and credit cards. At this point, it is unclear if this trend will continue and, if so, whether it will have a continuing impact on our operations, as outlined above.
Recent Events

Financing Transactions
      In connection with the acquisition of Bank Machine in May 2005, we replaced our then existing bank credit facility with new facilities provided by BNP Paribas and Bank of America, N.A. Such facilities were comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. Borrowings under the facilities were utilized to repay our existing bank credit facility in full and to fund the acquisition of Bank Machine. As of December 31, 2005, the first and second lien term facilities were fully repaid, as discussed below.
      On August 12, 2005, we sold $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, and utilized the net proceeds from such offering, along with approximately $7.1 million in borrowings under our new revolving credit facility and existing cash on hand, to repay all of the outstanding borrowings under our recently executed first and second lien term loan facilities, including all accrued and unpaid interest related thereto. Additionally, the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million immediately following this transaction. In February 2006, we amended the revolving credit facility to reduce the maximum borrowing capacity to $125.0 million and to remove or amend certain restrictive covenants contained in such facility. See “Liquidity and Capital Resources” included elsewhere in this prospectus.

Winn-Dixie Bankruptcy
      In February 2005, Winn-Dixie, one of our major merchant customers, filed for bankruptcy protection. For the year ended December 31, 2005, Winn-Dixie accounted for approximately 2.0% of our total ATM operating revenues and 1.2% of our total ATM operating gross profits. As part of its bankruptcy restructuring efforts, Winn-Dixie has closed or sold approximately 360 of its existing stores during the past year, 340 of which included our ATMs. Accordingly, we have deinstalled the ATMs that were operating in those locations, leaving us with approximately 500 remaining ATM operating locations as of June 30, 2006. At this point, we do not believe that the loss of the aforementioned ATMs will have a material impact on our results of operations, financial condition, or liquidity.

      We are contractually obligated to pay certain lease payments for approximately 290 of the ATMs that have been deinstalled to date, with such leases expiring at varying dates between July 31, 2006 and December 31, 2007. The estimated undiscounted amount of the remaining lease payments for the deinstalled ATMs as of June 30, 2006 was approximately $0.8 million.
      Pursuant to the ATM management agreement that we assumed in connection with acquisition of the Winn-Dixie ATM portfolio in 2003, Winn-Dixie was required to provide us with a rebate for most ATMs that were removed due to its store closures. Additionally, as part of our acquisition agreement with the former owner of the Winn-Dixie ATM portfolio, we were designated as the beneficiary of a letter of credit under which we could make draws in the event Winn-Dixie refused to pay such rebates. As of the date of this filing, we have fully drawn $3.6 million under such letter of credit, the proceeds of which have been and will continue to be utilized to help defray a portion of the ongoing lease costs mentioned above, as well as the costs associated with removing the aforementioned ATMs from the closed store locations.
      If our existing agreement with Winn-Dixie is terminated as a result of the bankruptcy proceedings and a new agreement is either (i) not entered into or (ii) entered into with less favorable economic terms and conditions, our future revenues and gross profits may decline and we may be required to record an impairment charge related to the tangible and intangible assets associated with the Winn-Dixie agreement. As of June 30, 2006, we believe that no impairment was warranted based upon the anticipated operating performance of the remaining installed ATMs. As of June 30, 2006, the carrying amount of the tangible and intangible assets associated with the Winn-Dixie contract totaled approximately $3.2 million. Additionally, we have approximately $0.7 million in future contractual operating lease payments associated with many of the ATMs that are still operating within the remaining Winn-Dixie store locations.

Customer Contract Cancellations
      In March and April 2006, we received notice from two of our customers that such customers would not be renewing their contracts with us. Such contracts are currently scheduled to expire in August 2006 and April 2007. On a combined basis, the two customers accounted for approximately 3.1% of our total revenues and 4.3% of our total gross profits for the year ended December 31, 2005. Additionally, we received a $1.1 million early termination payment from one of the customers in May 2006 related to a portion of the installed ATM base that was deinstalled prior to the scheduled contract termination date. We do not believe that the cancellation of these contracts will have a material adverse impact on our results of operations, financial condition or liquidity.

United Kingdom Transaction Declines
      During the second half of 2005 and the first quarter of 2006, our United Kingdom ATM portfolio experienced slight year-over-year declines in withdrawal transactions. The Company had previously determined that such declines were essentially limited to those ATMs in which new, non-motorized card readers were installed during 2005 to bring such ATMs into compliance with certain security upgrade requirements in the United Kingdom. While the aforementioned year-over-year declines continued during the second quarter of 2006, such declines were less severe than the declines experienced during the prior periods. While the Company plans to continue to work with the ATM manufacturer to determine whether additional hardware modifications should be made to the impacted ATMs, the Company does not anticipate this issue to have an ongoing adverse impact on its results of operations or financial condition.
Critical Accounting Policies and Estimates
      Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, thus impacting our reported results of operations and financial position. We describe our significant accounting policies more fully in note 1 to our consolidated financial statements included elsewhere in this prospectus. The significant accounting policies and estimates described here are those that are most important to the depiction of our financial condition and results of operations and the application of which requires management’s most subjective judgments in making estimates about the effect of matters that are inherently uncertain.
      Goodwill and intangible assets. We have accounted for the E*TRADE Access, Bank Machine and ATM National, Inc. acquisitions as business combinations pursuant to Statements of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Additionally, we have applied the concepts of SFAS No. 141 to our purchase of a majority interest in CCS Mexico. Accordingly, the amounts paid for such acquisitions have been allocated to the assets acquired and liabilities assumed based on their respective fair values as of each acquisition date. As part of the purchase price allocation process for such acquisitions, we engaged outside appraisal firms to help determine the fair values of the tangible and intangible assets acquired, excluding goodwill. Intangible assets that met the criteria established by SFAS No. 141 for recognition apart from goodwill included the acquired ATM operating agreements and related customer relationships and the Bank Machine and Allpoint (via the ATM National, Inc. acquisition) trade names. The outside appraisal firms utilized commonly accepted valuation methodologies to determine the fair values of the aforementioned intangible assets, including the discounted cash flow approach for the acquired customer-related intangible assets and the relief from royalty approach for the acquired trade names.
      The excess of the cost of the aforementioned acquisitions over the net of the amounts assigned to the tangible and intangible assets acquired and liabilities assumed has been reflected as goodwill in our consolidated financial statements. The purchase price allocations for the ATM National, Inc. and CCS Mexico acquisitions are still considered to be preliminary pending the completion of our appraisal efforts.
      As of June 30, 2006, our goodwill balance totaled $166.7 million, $85.1 million of which related to our acquisition of E*TRADE Access, and $76.9 million of which related to our acquisition of Bank Machine. The remaining balance is comprised of goodwill related to our acquisition of ATM National Inc. and our purchase of a majority interest in CCS Mexico. Intangible assets, net, totaled $70.2 million as of June 30, 2006, and included the intangible assets described above, as well as deferred financing costs and exclusive license agreements.
      SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets that have indefinite useful lives will not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should be amortized over their estimated useful lives. SFAS 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. SFAS 142 requires management to make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of a reporting unit’s net assets and liabilities, including, among other things, an assessment of market condition, projected cash flows, interest rates and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Furthermore, SFAS 142 exposes us to the possibility that changes in market conditions could result in potentially significant impairment charges in the future.
      We evaluate the recoverability of our goodwill and non-amortized intangible assets by estimating the future discounted cash flows of the reporting units to which the goodwill and non-amortized intangible assets relate. We use discount rates corresponding to our cost of capital, risk adjusted as appropriate, to determine such discounted cash flows, and consider current and anticipated business trends, prospects and other market and economic conditions when performing our evaluations. Such evaluations are performed at minimum on an annual basis, or more frequently based on the occurrence of events that might indicate a potential impairment. Such events include, but are not limited to, items such as the loss of a significant contract or a material change in the terms or conditions of a significant contract.
      Valuation of long-lived assets. We place significant value on the installed ATMs that we own and manage in merchant locations and the related acquired merchant contracts/relationships. In accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, and purchased contract intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We test our acquired merchant contract/relationship intangible assets for impairment, along with the related ATMs, on an individual contract/relationship basis for our significant acquired contracts/relationships, and on a pooled or portfolio basis (by acquisition) for all other acquired contracts/relationships. In determining whether a particular merchant contract/relationship is significant enough to warrant a separate identifiable intangible asset, we analyze a number of relevant factors, including (i) estimates of the historical cash flows generated by such contract/relationship prior to its acquisition, (ii) estimates regarding our ability to increase the contract/relationship’s cash flows subsequent to the acquisition through a combination of lower operating costs, the deployment of additional ATMs, and the generation of incremental revenues from increased surcharges and/or new branding arrangements, and (iii) estimates regarding our ability to renew such contract/relationship beyond its originally scheduled termination date. An individual contract/relationship, and the related ATMs, could be impaired if the contract/relationship is terminated sooner than originally anticipated, or if there is a decline in the number of transactions related to such contract/relationship without a corresponding increase in the amount of revenue collected per transaction. A portfolio of purchased contract intangibles, including the related ATMs, could be impaired if the contract attrition rate is materially more than the rate used to estimate the portfolio’s initial value, or if there is a decline in the number of transactions associated with such portfolio without a corresponding increase in the revenue collected per transaction. Whenever events or changes in circumstances indicate that a merchant contract/relationship intangible asset may be impaired, we evaluate the recoverability of the intangible asset, and the related ATMs, by measuring the related carrying amounts against the estimated undiscounted future cash flows associated with the related contract or portfolio of contracts. Should the sum of the expected future net cash flows be less than the carrying values of the tangible and intangible assets being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying values of the ATMs and intangible assets exceeded the calculated fair value. We recorded approximately $2.8 million and $1.2 million in additional amortization expense for the six months ended June 30, 2006 and for the year ended December 31, 2005, respectively, related to the impairment of certain previously acquired merchant contract/relationship intangible assets associated with our domestic reporting segment.
      Income taxes. Income tax provisions are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and income before income taxes and between the tax basis of assets and liabilities and their reported amounts in our financial statements. We include deferred tax assets and liabilities in our financial statements at currently enacted income tax rates. As changes in tax laws or rates are enacted, we adjust our deferred tax assets and liabilities through income tax provisions.
      In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences. If we do not generate future taxable income, we will not realize these tax assets and the write-off of those assets will adversely affect our results.
      Share-Based Compensation. We are also now required to make certain estimates and judgments with respect to our share-based compensation programs as a result of our adoption of SFAS No. 123R, Share-Based Payment, effective January 1, 2006. Such standard requires that we record compensation expense for all share-based awards based on the grant-date fair value of those awards. In determining the fair value of our share-based awards, we are required to make certain assumptions and estimates, including (i) the number of awards that may ultimately be forfeited by the recipients, (ii) the expected term of the underlying awards, and (iii) the future volatility associated with the price of our common stock. Such estimates, and the basis for our conclusions regarding such estimates, are outlined in detail in Note 3 to our condensed consolidated financial statements for the six months ended June 30, 2006 included elsewhere in the prospectus.

Results of Operations
      The following table sets forth our statement of operations information as a percentage of total revenues for the period indicated.

	Six Months		Years Ended
	Ended June 30,		December 31,

	2006	2005	2005	2004	2003

Revenues:
ATM operating revenues	96.0%	95.8%	96.3%	94.7%	92.3%
ATM product sales and other revenues	4.0	4.2	3.7	5.3	7.7

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Cost of ATM operating revenues	72.3	74.6	74.3	74.4	72.7
Cost of ATM product sales and other revenues	3.5	3.8	3.6	4.5	7.2

Total cost of revenues	75.8	78.4	77.9	78.9	79.9

Gross profit (exclusive of depreciation shown separately below)	24.2	21.6	22.1	21.1	20.1
Operating expenses:
Selling, general and administrative expenses	7.0	6.8	6.6	7.0	6.5
Depreciation and accretion expense	6.2	4.0	4.8	3.5	3.3
Amortization expense	5.2	2.9	3.3	2.9	3.5

Total operating expenses	18.4	13.7	14.7	13.4	13.3

Income from operations	5.8	7.9	7.4	7.7	6.8
Other (income) expense:
Interest expense, net	8.8	5.0	8.4	2.7	1.9
Minority interest in subsidiary	—	—	0.0	0.0	0.0
Other	(0.5)	0.4	0.4	0.1	0.1

Total other expenses	8.3	5.4	8.8	2.8	2.0

Income (loss) before income taxes and cumulative effect of change in accounting principle	(2.5)	2.5	(1.4)	4.9	4.8
Income tax provision (benefit)	(0.8)	0.9	0.5	1.9	1.8

Income (loss) before cumulative effect of change in accounting principle	(1.7)	1.6	(0.9)	3.0	3.0
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit	—	—	—	—	0.1

Net income (loss) before preferred dividends and accretion expense	(1.7)%	1.6%	(0.9)%	3.0%	2.9%

Key Operating Metrics
      The following table sets forth information, for the periods presented, regarding key measures we rely on to gauge our operating performance, including total surcharge-bearing transactions, surcharge-bearing transactions per ATM, and gross profit and gross profit margin per surcharge-bearing transaction.

	Six Months
	Ended
	June 30,		Years Ended December 31,

	2006	2005	2005	2004	2003

Average number of ATMs	25,983	25,935	26,175	17,936	10,480
Total transactions (in thousands)	83,482	72,950	156,851	111,577	64,605
Monthly total transactions per ATM	535	469	499	518	514
Total surcharge-bearing transactions (in thousands)	53,408	51,991	106,613	82,087	48,778
Monthly surcharge-bearing transactions per ATM(1)	343	334	339	381	388
Per surcharge-bearing transaction:
Surcharge revenues	$1.75	$1.65	$1.70	$1.53	$1.43
Interchange revenues	0.63	0.62	0.62	0.63	0.60
Other transaction revenues(2)	0.18	0.08	0.11	0.07	0.06

Total transaction revenues	$2.56	$2.35	$2.43	$2.23	$2.09
Cost of transaction revenues	1.92	1.83	1.87	1.75	1.65

Transaction gross profit(3)	$0.64	$0.52	$0.56	$0.48	$0.44
Transaction gross profit margin(4)	24.7%	22.1%	22.9%	21.5%	21.2%

(1)	Monthly surcharge-bearing transactions per ATM for the year ended December 31, 2005 were lower than in the year ended December 31, 2004 largely because the ATMs acquired from E*TRADE Access, Inc. on June 30, 2004 were primarily merchant-owned machines with lower average transactions per ATM.

(2)	Other transaction revenues consist primarily of bank and network branding fees and other ATM operating fees.

(3)	Transaction gross profit is a measure of profitability that uses revenue and expenses that are transaction based. The revenue and expenses from ATM equipment sales and other ATM-related services are not included.

(4)	The increase in transaction gross profit margins in 2006 when compared to 2005 is due to the increases in revenues associated with the Company’s bank and network branding initiatives, increased surcharge rates in selected merchant retail locations, and higher gross profit margins associated with our U.K. portfolio of ATMs (which was acquired in May 2005).
For the Six Months Ended June 30, 2006 and 2005

Revenues

	Six Months
	Ended June 30,

	2006	2005	% Change

	(in thousands)
ATM operating revenues	$136,655	$122,128	11.9%
ATM product sales and other revenues	5,740	5,326	7.8%

Total revenues	$142,395	$127,454	11.7%

      As indicated in the table above, total revenues increased by 11.7% for the six months ended June 30, 2006 when compared to the same period in 2005. Such increase was primarily driven by higher ATM operating revenues associated with our United Kingdom operations, which increased nearly $12.1 million, or 222.9% from prior year levels. This increase was primarily due to the fact that the 2005 results reflect only two months’ worth of operating results from the acquired Bank Machine operations. On the domestic front, ATM operating revenues increased by $2.3 million, or 2.0% in 2006 when compared to 2005 due to higher bank and network branding revenues.

      ATM product sales and other revenues increased by 7.8% for the six months ended June 30, 2006 when compared to the same period in 2005. Such increase was primarily due to higher service call income resulting from Triple DES security upgrades performed in the United States, as well as higher non-transaction based fees associated with our domestic network branding program. Such increases were offset somewhat by lower year-over-year equipment sales, including sales made under our value-added reseller program with NCR.

Cost of Revenues and Gross Margins

	Six Months
	Ended June 30,

	2006	2005	% Change

	(in thousands)
Cost of ATM operating revenues	$102,945	$95,087	8.3%
Cost of ATM product sales and other revenues	5,037	4,803	4.9%

Total cost of revenues	$107,982	$99,890	8.1%

ATM operating revenues gross margin	24.7%	22.1%
ATM product sales and other revenues gross margin	12.2%	9.8%
Total gross margin	24.2%	21.6%
      As indicated in the table above, total cost of revenues increased by 8.1% for the six months ended June 30, 2006 when compared to the same period in 2005. Such increase was primarily driven by higher ATM operating costs associated with our United Kingdom operations, which increased nearly $8.4 million or 250.1% from prior year levels. As previously noted, such increase was primarily due to the fact that the 2005 results reflect only two months’ worth of operating results from the acquired Bank Machine operations. On the domestic front, ATM operating costs were essentially flat in 2006 when compared to 2005, with lower merchant fees and maintenance costs being offset by higher ATM cash and communications costs.
      The cost of ATM product sales and other revenues increased 4.9% for the six months ended June 30, 2006 when compared to the same period in 2005. Such increase was primarily due to higher service call expenses resulting from Triple DES security upgrades performed in the United States, as well as higher costs associated with certain non-transaction based services associated with our domestic network branding program. Such increases were offset somewhat by lower year-over-year costs associated with equipment sold under our value-added reseller program with NCR.
      Our total gross margin for the six months ended June 30, 2006 was 24.2%, up from the 21.6% level achieved during the same period in 2005. The higher gross margin figure in 2006 was primarily due to higher overall ATM operating gross margins associated with our United Kingdom operations, which typically earn higher overall margins than our domestic ATM operations and were in place for all of 2006 versus just two months during 2005. Furthermore, the year-over-year increase in bank and network branding revenues in the United States also contributed to the higher gross margin figure in 2006. Finally, our ATM product sales and other gross margins were higher year-over-year due to certain non-transaction based services that are now being provided as part of our network branding operations.

Selling, General and Administrative Expense

	Six Months
	Ended June 30,

	2006	2005	% Change

	(in thousands)
Stock-based compensation	$360	$1,939	(81.4)%
Other selling, general and administrative expenses	9,538	6,761	41.1%

Total selling, general and administrative expense	$9,898	$8,700	13.8%

Percentage of revenues:
Stock-based compensation	0.3%	1.5%
Other selling, general and administrative expenses	6.7%	5.3%

Total selling, general and administrative expense	7.0%	6.8%

      As indicated in the table above, our selling, general and administrative expense, excluding stock-based compensation, increased by 41.1% for the six months ended June 30, 2006 when compared to the same period in 2005. Such increase was primarily comprised of a $1.7 million, or 28.6% increase in our United States operations and a $0.9 million, or 133.9% increase in our United Kingdom operations. The year-over-year increase in the United States was primarily due to higher employee-related costs and higher accounting, legal and professional fees resulting from our past growth. The year-over-year increase in the United Kingdom was primarily due to the fact that the 2005 results included only two months’ worth of operating results from the acquired Bank Machine operations.
      Stock-based compensation decreased by 81.4% for the six months ended June 30, 2006 when compared to the same period in 2005. Such decrease was primarily due to an additional $1.7 million in stock-based compensation recognized during the 2005 period related to the repurchase of shares underlying certain employee stock options in connection with our Series B preferred stock financing transaction.
      We expect that our selling, general and administrative expense will increase slightly in the future due to higher accounting, legal and professional fees resulting from our becoming subject to the reporting requirements of the SEC, including those under the Sarbanes-Oxley Act of 2002, following the registration of our senior subordinated notes.

Depreciation and Accretion Expense

	Six Months
	Ended June 30,

	2006	2005	% Change

	(in thousands)
Depreciation and accretion expense	$8,858	$5,142	72.3%
Percentage of revenues	6.2%	4.0%
      As indicated in the table above, depreciation and accretion expense increased by 72.3% for the six months ended June 30, 2006 when compared to the same period in 2005. Such increase was primarily comprised of a $2.3 million, or 49.5% increase in our United States operations and a $1.4 million, or 265.4% increase in our United Kingdom operations. The year-over-year increase in the United States was primarily due to higher depreciation and accretion expense resulting from the deployment of additional ATMs under company-owned arrangements during the latter part of 2005 and the first six months of 2006. The year-over-year increase in the United Kingdom was driven by additional ATM deployments and the fact that the 2005 results only reflect two months’ worth of results from the acquired Bank Machine operations.
      In the future, we expect that our depreciation and accretion expense will grow in proportion to the increase in the number of ATMs we own and deploy throughout our company-owned portfolio. Reference is made to the “Liquidity and Capital Resources” section for additional information on our capital expenditures program.

Amortization Expense

	Six Months
	Ended June 30,

	2006	2005	% Change

	(in thousands)
Amortization expense	$7,347	$3,709	98.1%
Percentage of revenues	5.2%	2.9%
      As indicated in the table above, amortization expense, which is primarily comprised of amortization of intangible merchant contracts and relationships associated with our past acquisitions, increased by 98.1% for the six months ended June 30, 2006 when compared to the same period in 2005. Such increase was primarily driven by a $2.8 million impairment charge recorded during the first quarter of 2006 related to the BAS Communications, Inc. (“BASC”) ATM portfolio, and the fact that the 2005 results only reflect two months’ worth of results from the acquired Bank Machine operations in the United Kingdom. Additionally, the 2005 results only include four and two months’ worth of amortization expense, respectively, related to the BASC and Neo Concepts, Inc. acquisitions. The BASC impairment charge reflects a reduction in anticipated future cash flows resulting primarily from a higher than planned attrition rate associated with this acquired portfolio.

Interest Expense, net

	Six Months
	Ended June 30,

	2006	2005	% Change

	(in thousands)
Interest expense, net	$11,322	$5,269	114.9%
Amortization and write-off of financing costs and bond discount	1,214	1,131	7.3%

Total interest expense, net	$12,536	$6,400	95.9%
Percentage of revenues	8.8%	5.0%
      As indicated in the table above, interest expense, excluding the amortization and write-off of financing costs and bond discount, increased by 95.9% for the six months ended June 30, 2006 when compared to the same period in 2005. Such increase was due to (i) the additional borrowings made under our bank credit facilities in May 2005 to finance the Bank Machine acquisition, and (ii) the incremental interest expense associated with our senior subordinated notes offering, which was completed in August 2005.
      We expect our future interest expense levels to increase slightly, when compared to the six months ended June 30, 2006, as a result of our inability to register our senior subordinated notes with the SEC and effect the related exchange offer within the time period outlined in the indenture governing such notes. Because of a delay experienced in issuing our 2005 audited financial statements, we were unable to meet the registration deadline of June 8, 2006, as reflected in the indenture, and thus are not currently in compliance with such registration provisions. Accordingly, effective June 8, 2006, the annual interest rate on the notes increased from 9 1/4% to 9 1/2%. Such rate will be in effect for the first 90-day period immediately following the June 8th deadline. Furthermore, such rate will continue to increase by an additional one-quarter of one percent (0.25%) per annum for each additional 90-day period that the notes are not registered and exchanged, up to a maximum amount of 1.0% per annum. Each 0.25% rate increase will result in an additional $125,000 in interest costs for us per 90-day period. Once the notes have been successfully registered with the SEC, and the exchange offer has been completed, the interest rate will immediately return to the 9 1/4% stated rate.

Other Expense (Income)

	Six Months
	Ended June 30,

	2006	2005	% Change

	(in thousands)
Other expense (income)	$(657)	$432	(252.1)%
Percentage of revenues	(0.5)%	0.4%
      As indicated in the table above, we recorded approximately $0.7 million in other income during the six months ended June 30, 2006. Such amount is primarily attributable to a $1.1 million contract termination payment that was received from one of our customers in May 2006. As previously noted, we do not believe that the cancellation of this contract will have a material adverse impact on our results of operations, financial condition or liquidity.

Income Tax Provision (Benefit)

	Six Months
	Ended June 30,

	2006	2005	% Change

	(in thousands)
Income tax provision (benefit)	$(1,157)	$1,151	(200.5)%
Effective tax rate	32.9%	36.4%
      As indicated in the table above, our income tax provision decreased by 200.5% for the six months ended June 30, 2006 when compared to the same period in 2005. On an absolute basis, the year-over-year change was driven by a corresponding decrease in our pre-tax income. While we expect that our effective tax rate will remain relatively consistent in future periods, such rate could vary from quarter to quarter depending on the mix of pre-tax income and loss amounts generated in our domestic and foreign tax jurisdictions.

Years Ended December 31, 2005 (2005) and December 31, 2004 (2004)
     Revenues

	Years Ended
	December 31,

	2005	2004	% Change

	(in thousands)
ATM operating revenues	$258,992	$182,711	41.7%
ATM product sales and other revenues	9,973	10,204	(2.3)%

Total revenues	$268,965	$192,915	39.4%

      As indicated in the table above, total revenues increased by 39.4% for the year ended December 31, 2005 when compared to 2004. Such increase was primarily due to higher ATM operating revenues resulting from the acquisition of the E*TRADE Access ATM portfolio in June 2004, as well as the Bank Machine, BAS Communications, Inc. and Neo Concepts, Inc. ATM acquisitions consummated in 2005. Additionally, higher overall network and bank branding revenues contributed to the year-over-year increase.
      ATM product sales and other revenues decreased approximately 2.3% during the year ended December 31, 2005 when compared to 2004. Such decrease was primarily due to lower overall sales of equipment under our NCR value added reseller program as a result of a large sale in 2004 that did not repeat in 2005. However, such decrease was partially offset by slightly higher ATM product sales to our merchant-owned customers and slightly higher ATM service revenues.

      Surcharge-bearing transactions increased approximately 29.8% to 106.6 million transactions for the year ended December 31, 2005 from 82.1 million transactions during the same period in 2004. This growth in transaction volume was driven largely by the E*TRADE Access ATM portfolio acquisition, which was only included in the 2004 results for the last six months of that year, as well as the three acquisitions consummated in 2005, including the Bank Machine acquisition. Surcharge-bearing transactions per ATM decreased from 381 in 2004 to 339 in 2005, primarily due to the E*TRADE Access ATM portfolio acquisition, which, as previously discussed, included primarily merchant-owned ATMs with lower average surcharge-bearing transactions per ATM. While interchange revenue per transaction remained relatively unchanged from 2004 to 2005, surcharge revenue per transaction increased approximately 11.1% from $1.53 in 2004 to $1.70 in 2005. Such increase was primarily due to a concerted effort on our part to increase the surcharge rates for selected merchants whose rates have historically been below market, and the impact of the higher surcharge rates associated with the acquired Bank Machine operations (which, on a U.S. Dollar converted basis, averaged $2.77 per transaction in 2005). Additionally, such increase was also driven in part by the full year impact of the E*TRADE Access merchant-owned ATMs, which typically have higher surcharge rates per transaction.

Cost of Revenues and Gross Margins

	Years Ended
	December 31,

	2005	2004	% Change

	(in thousands)
Cost of ATM operating revenues	$199,763	$143,504	39.2%
Cost of ATM product sales and other revenues	9,685	8,703	11.3%

Total cost of revenues	$209,448	$152,207	37.6%

ATM operating revenues gross margin	22.9%	21.5%
ATM product sales and other revenues gross margin	2.9%	14.7%
Total gross margin	22.1%	21.1%
      As indicated in the table above, total cost of revenues increased by 37.6% for the year ended December 31, 2005 when compared to 2004. Such increase was primarily due to the higher overall cost of ATM operating revenues as a result of the E*TRADE Access ATM portfolio acquisition in June 2004 and, to a lesser extent, the three acquisitions consummated in 2005. Because the majority of the ATMs acquired in the E*TRADE Access ATM portfolio acquisition were merchant-owned machines, the related merchant fees are higher than those paid under company-owned arrangements. Overall, merchant fees increased by approximately $31.8 million, or 39.3%, during 2005 when compared to 2004.
      The other primary components of cost of ATM operating revenues — maintenance fees, cost of cash, and armored courier fees — also contributed to the domestic cost increases for the year-to-date periods. Such costs increased by $19.1 million, or 48.1% in 2005 when compared to 2004, with such increase being driven primarily by an increase in our overall number of ATMs, as a result of the aforementioned acquisitions, and higher cash rental fees due to higher domestic interest rates.
      Our total gross margin for the year ended December 31, 2005, totaled 22.1%, up slightly from the 21.1% level achieved during 2004. Such increase was primarily attributable to higher than normal operating costs incurred during the last six months of 2004 as we worked to transition the acquired E*TRADE Access ATM portfolio on to our existing operating platform. Additionally, the 2005 results benefited from the impact of the Bank Machine acquisition, as our United Kingdom operations generate, on average, higher overall gross margins than our operations in the United States.
      The ATM product sales and other revenues gross margin declined from approximately 14.7% in 2004 to 2.9% in 2005, primarily due to lower overall ATM product sales margins and lower service call maintenance margins on certain of our merchant-owned accounts.

      While our recent acquisitions of predominantly company-owned ATM portfolios, including Bank Machine, should have a positive long-term impact on our overall gross margin percentage, we currently expect that our near term gross margin percentage will remain relatively consistent with the level achieved for the year ended December 31, 2005. This is primarily due to the deployment of approximately 1,400 company-owned ATMs in certain Walgreens and CVS locations throughout the United States during the second half of 2005. We currently expect that many of these ATMs will generate negative gross margins during the first 6-12 months following their initial deployment. However, despite the initial negative returns associated with these deployments, we expect that such locations will become profitable as the transaction levels increase over time and the underlying ATMs become subject to anticipated future bank branding arrangements.

Selling, General and Administrative Expense

	Years Ended
	December 31,

	2005	2004	% Change

	(in thousands)
Selling, general and administrative expense	$17,865	$13,571	31.6%
Percentage of revenues	6.6%	7.0%
      As indicated in the table above, selling, general and administrative expense increased by 31.6% for the year ended December 31, 2005 when compared to 2004. Such increase was primarily due to the hiring of additional employees over the past year and higher overall professional fees, both of which were the result of our recent acquisitions and the additional ATM deployments made in 2005. Additionally, the 2005 results include an additional $1.2 million in stock-based compensation expense, primarily as a result of the repurchase of the shares underlying certain employee stock options in connection with the Company’s Series B preferred stock financing in February 2005.
      We expect that our selling, general and administrative expense will increase slightly in the future due to higher accounting, legal and professional fees resulting from our becoming subject to the reporting requirements of the Securities and Exchange Commission, including those under the Sarbanes-Oxley Act of 2002, following the registration of our senior subordinated notes.

Depreciation and Accretion Expense

	Years Ended
	December 31,

	2005	2004	% Change

	(in thousands)
Depreciation and accretion expense	$12,951	$6,785	90.9%
Percentage of revenues	4.8%	3.5%
      As indicated in the table above, depreciation and accretion expense increased by 90.9% for the year ended December 31, 2005 when compared to 2004. Such increase was primarily due to the incremental ATMs acquired through the E*TRADE Access transaction in June 2004, and, to a lesser extent, the incremental ATMs associated with the acquisitions consummated in 2005 and the current year company-owned ATM roll outs. Additionally, higher overall accretion expense amounts associated with the increase in our installed ATM base contributed to the year-over-year change.
      In the future, we expect that our depreciation and accretion expense will grow in proportion to the increase in the number of ATMs we own and deploy throughout our company-owned portfolio. Since we expect that our future growth will be largely driven by additional ATM roll outs in our company-owned accounts, we expect our depreciation and accretion expense to continue to increase for the foreseeable future.

Amortization Expense

	Years Ended
	December 31,

	2005	2004	% Change

	(in thousands)
Amortization expense	$8,980	$5,508	63.0%
Percentage of revenues	3.3%	2.9%
      As indicated in the table above, amortization expense, which is primarily comprised of amortization of intangible merchant contracts and relationships associated with our past acquisitions, increased by 63.0% for the year ended December 31, 2005 when compared to 2004. Such increase was primarily due to the incremental amortization expense associated with the merchant contracts and relationships acquired in the E*TRADE Access transaction in June 2004, and, to a lesser extent, the incremental merchant contracts and relationships acquired in 2005. Additionally, the 2005 amount includes approximately $1.2 million in accelerated amortization expense related to the impairment of certain previously acquired merchant contract/relationship intangible assets. We expect that our amortization expense will increase slightly in 2006 as we reflect a full year’s worth of amortization associated with our 2005 acquisitions. Beyond 2006, our amortization expense amounts should begin to level off as our growth will be driven more by internal initiatives as opposed to acquisitions.

Interest Expense, net

	Years Ended
	December 31,

	2005	2004	% Change

	(in thousands)
Interest expense, net	$22,426	$5,235	328.4%
Percentage of revenues	8.4%	2.7%
      As indicated in the table above, interest expense increased by 328.4% for the year ended December 31, 2005 when compared to 2004. Such increase was primarily attributable to the additional borrowings under our bank credit facilities in June 2004 and May 2005 to finance the E*TRADE Access ATM portfolio acquisition and the Bank Machine acquisition, respectively, and the incremental interest expense associated with our senior subordinated notes offering in August 2005. Additionally, higher overall short-term interest rates contributed to the year-over-year increase. Furthermore, the interest expense amount for 2005 includes the pre-tax write-off of approximately $5.1 million in unamortized deferred financing costs and fees incurred with respect to the repayment of, and amendments to, our existing bank credit facilities. In 2004 we expensed approximately $0.1 million related to certain fees paid in connection with the amendment of our then existing bank credit facility.
      We expect that our future interest expense levels will increase slightly as a result of the issuance of the senior subordinated notes in August 2005. Such notes, which carry an effective fixed interest rate of approximately 9 3/8%, were utilized to retire our outstanding first and second lien term loans, which carried a weighted-average interest rate of approximately 7.2% at the time. Additionally, we expect higher overall short-term market interest rates to contribute to the anticipated increased future interest expense levels.

Income Tax Provision

	Years Ended
	December 31,

	2005	2004	% Change

	(in thousands)
Income tax provision (benefit)	$(1,270)	$3,576	(135.5)%
Effective tax rate	34.4%	38.1%
      As indicated in the table above, our income tax provision decreased by 135.5% for the year ended December 31, 2005 when compared to 2004. On an absolute basis, the year-over-year change was driven by a corresponding decrease in our pre-tax income. Our effective tax rate was lower in 2005 when compared to 2004 primarily due to a change in our effective state income tax rate in 2005 and the results of our United Kingdom operations, which are taxed at a lower statutory rate. Additionally, we expect that our future effective tax rate may fluctuate from period to period depending on the mix of pre-tax income and loss amounts generated in our domestic and foreign tax jurisdictions.
Years Ended December 31, 2004 (2004) and December 31, 2003 (2003)
      Revenues

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
ATM operating revenues	$182,711	$101,950	79.2%
ATM product sales and other revenues	10,204	8,493	20.1%

Total revenues	$192,915	$110,443	74.7%

      As indicated in the table above, total revenues increased by 74.7% for the year ended December 31, 2004, when compared to 2003. ATM operating revenues, the largest component of total revenues, increased 79.2% in 2004 and accounted for approximately 94.7% of our total revenues in 2004 versus approximately 92.3% in 2003. The significant year-over-year increase in ATM operating revenues was primarily driven by an increase in the number of ATMs and related transactions resulting from the E*TRADE Access ATM portfolio acquisition in June 2004, and to a lesser extent, several other ATM portfolio acquisitions consummated during 2003, including XtraCash (February 2003), National Bank Equipment (May 2003), and American Express (August 2003). Additionally, the award of a new contract by ExxonMobil also helped contribute to the year-over-year increase. Surcharge fees and interchange fees were consistent on a percentage basis in both periods, representing approximately 97.2% of ATM operating revenues for both 2004 and 2003. The remaining portion of ATM operating revenues was comprised of bank and network branding revenues, which accounted for approximately 1.3% of our ATM operating revenues in 2004 and 1.0% in 2003, and revenues from a variety of individually insignificant sources that together accounted for approximately 1.5% of our ATM operating revenues in 2004 and 1.9% of our ATM operating revenues in 2003.
      ATM product sales and other revenues increased approximately 20.1% for the year ended December 31, 2004, when compared to 2003, and represented approximately 5.3% of our total revenues in 2004 versus approximately 7.7% in 2003. The year-over-year increase in ATM product sales and other revenues was primarily driven by higher overall equipment sales associated with the acquired E*TRADE Access ATM portfolio acquisition, offset somewhat by lower value added reseller sales as a result of a decrease in the number of associate value added resellers to whom we sold products to in 2004. The reduction in the number of associate value added resellers resulted from several factors, including the promotion by NCR of several associate value added resellers to master value added reseller status, meaning those entities no longer needed to buy products through us because they could buy directly from NCR, the increased sales efforts of these new master value added resellers directed at some of our existing associate value added resellers, and our decision to cease doing business with some of our associate value added resellers due to credit concerns.
      Surcharge-bearing transactions increased approximately 68.2% to 82.1 million transactions in 2004, from 48.8 million transactions in 2003. This growth in transaction volume was driven largely by an approximately 105% increase in the number of ATMs that we owned or operated at year end 2004 when compared to year end 2003. While interchange revenue per transaction remained relatively unchanged from 2003 to 2004, surcharge revenues per transaction of $1.53 in 2004 increased approximately 7.0% from the surcharge revenues per transaction of $1.43 in 2003. Such increase was primarily due to a concerted effort on our part to increase the surcharge rates for selected merchants whose rates have historically been below market. However, despite the above increases, surcharge-bearing transactions per ATM decreased from 388 in 2003 to 381 in 2004. Such decrease was primarily due to the E*TRADE Access ATM portfolio acquisition, which, as previously discussed, included primarily merchant-owned portfolio of ATMs with lower average surcharge-bearing transactions per ATM.

Cost of Revenues and Gross Margins

	Year Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Cost of ATM operating revenues	$143,504	$80,286	78.7%
Cost of ATM product sales and other revenues	8,703	7,903	10.1%

Total cost of revenues	$152,207	$88,189	72.6%

ATM operating revenues gross margin	21.5%	21.2%
ATM product sales and other revenues gross margin	14.7%	6.9%
Total gross margin	21.1%	20.1%
      As indicated in the table above, total cost of revenues increased by approximately 72.6% in 2004 when compared to 2003. The primary driver of this increase was a 78.7% year-over-year increase in the cost of ATM operating revenues. In 2004, the largest component of cost of ATM operating revenues, merchant fees, increased $42.8 million, or approximately 112.6%, to $80.8 million, from $38.0 million for 2003, and accounted for approximately 56.3% of total cost of ATM operating revenues. This increase was the result of the increased merchant fees paid with respect to the aforementioned ATM contracts that were acquired during 2003 and 2004. The three other primary components of the cost of ATM operating revenues, maintenance contracts, cost of cash, and armored courier fees, increased $13.2 million, or approximately 67.3%, to $32.8 million for 2004, from $19.6 million for the same period in 2003, and accounted for 22.9% of total cost of ATM operating revenues. On an absolute basis, this increase was due to the increase in the number of ATMs operated by us, primarily as a result of the aforementioned acquisitions. Of the $64.0 million increase in total costs of revenues, $48.8 million was attributable to such acquisitions and the new ExxonMobil contract, $16.0 million was attributable to other internal growth efforts and the effects of a full year’s worth of results from the prior year acquisitions, and $(0.8) million was attributable to lower costs as a result of the previously mentioned reduced value added reseller sales.
      On a per surcharge-bearing transaction basis, merchant fees increased approximately 25.6%, from $0.78 in 2003 to $0.98 in 2004. This was primarily the result of a shift in the mix of ATMs we operate to more merchant-owned arrangements as a result of the E*Trade Access ATM portfolio acquisition, as previously discussed. The other components of cost of ATM operating revenues increased on a per surcharge-bearing transaction basis largely as a result of the increase in the proportion of our ATMs operated under company-owned arrangements, where we retain almost total operational responsibility of the ATMs. However, such increases were partially offset by more favorable pricing from our vendors as a result of our increased size.

      Gross profit represented approximately 21.1% of total revenues for 2004, compared to approximately 20.1% for 2003. Gross profit as a percentage of total revenues increased slightly due to reductions in certain operating costs as a result of our increased size and scope and our move towards higher-margin company-owned ATM arrangements. Additionally, the reduction in value added reseller sales as a percentage of total revenues in 2004, which operate with lower gross margins, also contributed to the year-over-year increase.

Selling, General and Administrative Expense

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Selling, general and administrative expense	$13,571	$7,229	87.7%
Percentage of revenues	7.0%	6.5%
      As indicated in the table above, selling, general and administrative expense increased 87.7% in 2004 when compared to 2003. Such increase was attributable to a number of items, including (i) approximately $1.8 million in costs associated with our terminated initial public offering in 2004, (ii) approximately $2.8 million in compensation related costs associated with a restricted stock grant made to our chief executive officer in 2004, including a related bonus to cover the tax liability associated with such grant, and (iii) incremental headcount costs associated with the increased size and scope of our operations.

Depreciation and Accretion Expense

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Depreciation and accretion expense	$6,785	$3,632	86.8%
Percentage of revenues	3.5%	3.3%
      As indicated in the table above, depreciation of property and equipment increased approximately 86.8% in 2004 when compared to 2003. Such increase was primarily due to capital expenditures associated with the aforementioned acquisitions, increases in ATMs deployed through internal growth initiatives, and the replacement of ATMs under expired operating leases.

Amortization Expense

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Amortization expense	$5,508	$3,842	43.4%
Percentage of revenues	2.9%	3.5%
      As indicated in the table above, amortization of intangible assets increased by approximately 43.4% in 2004 when compared to 2003. Such increase was almost entirely due to an increase in overall intangible assets (primarily merchant contracts) as a result of our aforementioned acquisitions.

Interest Expense, net

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Interest expense, net	$5,235	$2,157	142.7%
Percentage of revenues	2.7%	1.9%
      As indicated in the table above, interest expense increased 142.7% in 2004 when compared to 2003. Such increase was primarily attributable to the additional borrowings under our bank credit facilities as a result of the E*TRADE Access ATM portfolio acquisition in June 2004. Additionally, the 2004 interest expense amount includes approximately $1.0 million related to the amortization of deferred financing costs which compares to approximately $0.4 million in 2003.

Income Tax Provision

	Years Ended
	December 31,

	2004	2003	% Change

	(in thousands)
Income tax provision	$3,576	$1,955	82.9%
Effective tax rate	38.1%	37.0%
      As indicated in the table above, our income tax provision increased by approximately 82.9% in 2004 when compared to 2003. Such increase was essentially due to a corresponding increase in our pre-tax income over the same period. The increase in our effective tax rate from 37.0% in 2003 to 38.1% in 2004 was due primarily to higher estimated state tax rates.

Cumulative Effect of Change in Accounting Principle (Net)
      For 2004, our cumulative effect of change in accounting principle was $0, compared to $0.1 million in 2003. There were no new accounting pronouncements adopted during 2004 that would require a cumulative effect change computation. In 2003, the adoption of SFAS 143 resulted in the aforementioned charge.
Liquidity and Capital Resources
Overview
      As of June 30, 2006, we had approximately $3.9 million in cash and cash equivalents on hand and approximately $244.5 million in outstanding long-term debt, notes payable and capital lease obligations.
      We have historically funded our operations primarily through cash flows from operations, borrowings under our credit facilities, private placements of equity securities, and the sale of bonds. We have historically used cash to invest in additional operating ATMs, either through the acquisition of ATM networks or through organically generated growth. We have also used cash to fund increases in working capital and to pay interest and principal amounts outstanding under our borrowings. Because we typically collect our cash on a daily basis and are not required to pay our vendors until 30 days after the end of each calendar month, we are able to utilize the excess upfront cash flow to pay down borrowings made under our revolving credit facility and to fund our ongoing capital expenditure program. Accordingly, we will typically reflect a working capital deficit position and carry a very small cash balance on our books.

Operating Activities
     For the Six Months Ended June 30, 2006 and 2005
      Net cash provided by operating activities totaled $13.9 million for the six months ended June 30, 2006, down from the $18.8 million provided by operating activities during the same period in 2005. Such decrease was primarily attributable to the payment of approximately $9.4 million in interest costs in 2006 related to our senior subordinated notes, which were issued in August 2005, offset somewhat by the incremental operating cash flows generated by our United Kingdom operations.
     For the Years Ended December 31, 2005, 2004 and 2003
      Net cash provided by operating activities was $33.2 million, $20.5 million and $21.6 million for the years ended December 31, 2005, 2004, and 2003, respectively. The increase in 2005 was primarily attributable to the full-year effect of the E*TRADE Access ATM portfolio acquisition and, to a lesser extent, the acquisitions consummated in 2005. The slight decline in 2004, when compared to 2003, was primarily attributable to incremental costs associated with the integration of the E*TRADE Access ATM portfolio and costs associated with our planned initial public offering during 2004.
Investing Activities
     For the Six Months Ended June 30, 2006 and 2005
      Net cash used in investing activities totaled $11.3 million for the six months ended June 30, 2006, compared to $116.4 million for the same period in 2005. The significant year-over-year decrease was driven by the $105.8 million in cash that was expended to fund the Bank Machine, BASC and Neo Concepts, Inc. acquisitions during the first six months of 2005.
      Payments made for capital expenditures totaled $9.5 million and $10.7 million, respectively, for the six months ended June 30, 2006 and 2005. Additionally, a $1.8 million exclusive license payment was made in 2006 to one of our merchant customers in connection with the renewal and extension of that underlying ATM operating agreement. We currently anticipate that the majority of our capital expenditures for the foreseeable future will be driven by organic growth projects as opposed to acquisitions, including the purchasing of ATMs for existing as well as new ATM management agreements. However, we continually evaluate opportunities to acquire additional ATM networks. We currently expect that our capital expenditures for the remainder of 2006 will be in the range of approximately $20.0 to $24.0 million, the majority of which will be utilized to purchase additional ATMs for our company-owned accounts. We expect such expenditures to be funded with cash generated from our operations, supplemented by borrowings under our revolving credit facility when needed.
      In addition to the above, we expect to make capital expenditures to upgrade our ATMs to be both Encrypting PIN Pad and Triple DES compliant over the next two years. We have currently budgeted approximately $12.8 million to accomplish these upgrades on all of our ATMs by the end of 2007. Of this total, we anticipate spending $2.6 million during the remainder of 2006 and $10.2 million in 2007. The $2.6 million in estimated expenditures for 2006 has been reflected in the aforementioned capital expenditure forecast. We believe this time frame will be acceptable to the major processing networks. However, if we must accelerate our upgrade schedule, we would also be required to significantly accelerate our capital expenditures with respect to these upgrades. We currently expect that the majority of our capital expenditure needs will be funded with cash generated from our operations, supplemented by borrowings under our revolving credit facility when needed.
      Finally, we may be required to make additional capital expenditures in future periods to comply with anticipated new regulations resulting from the Americans with Disabilities Act. Furthermore, in connection with our E*TRADE Access acquisition, we assumed responsibility for the outcome of a lawsuit instituted in Massachusetts Federal District Court by the National Federation of the Blind and the Commonwealth of Massachusetts. In this lawsuit, the plaintiffs initially sought to require E*TRADE Access to make all of the ATMs in its network “voice-enabled,” or capable of providing audible instructions to a visually-impaired person upon that person inserting a headset plug into an outlet at the ATM. We acknowledge that recently proposed accessibility guidelines under the Americans with Disabilities Act would require “voice-enabling” technology for newly installed ATMs and for ATMs that are otherwise retrofitted or substantially modified. However, these new rules have not yet been adopted by the Department of Justice. Assuming the proposed guidelines will be adopted in substantially their current form, we currently estimate that we would incur approximately $1.5 million in capital expenditures over the next three years to retrofit all of our company-owned ATMs that are not already “voice-enabled.”
     For the Three Years Ended December 31, 2005, 2004 and 2003
      Net cash used in investing activities totaled $140.0 million, $118.9 million and $29.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. During these periods, a majority of the cash used in investing activities was utilized to fund the acquisition of a number of ATM portfolios and businesses, including the E*TRADE Access ATM portfolio in 2004 and the Bank Machine acquisition in 2005. Additionally, such cash was utilized to make capital expenditures related to such acquisitions, to install additional ATMs in connection with acquired merchant relationships, and to deploy ATMs in additional locations of merchants with which we had existing relationships. Total capital expenditures were $31.9 million, $19.7 million, and $7.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.
Financing Activities
     For the Six Months Ended June 30, 2006 and 2005
      Net cash used in financing activities totaled $0.4 million for the six months ended June 30, 2006, compared to $101.9 million in net cash generated by financing activities during the same period in 2005. The higher amount in 2005 was due to incremental borrowings that were made to fund the Bank Machine, BASC and Neo Concepts, Inc. acquisitions, as previously discussed. Additionally, in 2005 we issued $75.0 million worth of Series B preferred stock to a new investor, TA Associates. The net proceeds from such offering were utilized to redeem our existing Series A preferred stock, including all accrued and unpaid dividends related thereto, and to redeem approximately 24% of our outstanding common stock and vested options.
      As of June 30, 2006, we had approximately $244.5 million in outstanding long-term debt, notes payable, and capital lease obligations, which was comprised of (i) approximately $198.7 million (net of discount of $1.3 million) of senior subordinated notes due August 2013, (ii) approximately $45.6 million in borrowings under our existing revolving and swing line credit facilities, and (iii) approximately $0.2 million in notes payable and capital lease obligations. The notes payable and capital lease obligations are expected to be repaid in full during 2006. Interest payments associated with the senior subordinated notes total $18.5 million on an annual basis, and are due in semi-annual installments of $9.25 million in February and August of each year. However, as previously discussed, such interest payments are expected to be higher during the second and third quarters of 2006 as we work to register such notes with the SEC and consummate the related exchange offer. Amounts outstanding under the revolving credit facility are not due until the facility’s maturity date in May 2010. Interest payments associated with such borrowings are due monthly, quarterly or annually, depending on the types of borrowings made under the facility.
      In February 2006, we amended our revolving credit facility to remove or modify certain restrictive covenants contained within the facility and to reduce the maximum borrowing capacity from $150.0 million to $125.0 million. We recorded a pre-tax charge of approximately $0.5 million associated with the write-off of previously deferred financing costs related to the facility as a result of this amendment. Although the maximum borrowing capacity was reduced, the overall effect of the amendment was to increase our liquidity and financial flexibility through the removal and modification of certain restrictive covenants, as contained in the facility. As of June 30, 2006, we had the ability to borrow an additional $52.6 million under the facility based on the covenants contained in such facility.

     For the Years Ended December 31, 2005, 2004 and 2003
      Net cash provided by financing activities was $107.2 million, $94.3 million and $10.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. For all periods presented, the majority of our cash provided by financing activities resulted from issuances of additional long-term debt, offset somewhat in each period by our repayments of other long-term debt and capital leases. Such borrowings were primarily made in connection with the previously discussed ATM portfolio acquisitions, including the Bank Machine acquisition in 2005 and the E*TRADE Access acquisition in 2004. Additionally, in 2005 we issued $75.0 million worth of Series B preferred stock to a new investor, TA Associates. The net proceeds from such offering were utilized to redeem our existing Series A preferred stock, including all accrued and unpaid dividends related thereto, and to redeem approximately 24% of our outstanding common stock and vested options.
      We believe that our cash on hand and our current bank credit facilities will be sufficient to meet our working capital requirements and contractual commitments for the next 12 months. We expect to fund our working capital needs from revenues generated from our operations and borrowings under our revolving credit facility, to the extent needed. However, although we believe that we have sufficient flexibility under our current revolving credit facility to pursue and finance our expansion plans, such facility does contain certain covenants, including a covenant that limits the ratio of outstanding senior debt to EBITDA (as defined in the facility), that could preclude us from drawing down the full amount currently available for borrowing under such facility. Accordingly, if we expand faster than planned, need to respond to competitive pressures, or acquire additional ATM networks, we may be required to seek additional sources of financing. Such sources may come through the sale of equity or debt securities. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If future financing sources are not available or are not available on acceptable terms, we may not be able to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities, or remaining competitive in our industry.

Our Bank Credit Facilities and Senior Subordinated Notes
      On May 17, 2005, in connection with the acquisition of Bank Machine, we replaced our then existing bank credit facility with new facilities provided by BNP Paribas and Bank of America, N.A. Such facilities were comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. Borrowings under the facilities were utilized to repay our existing bank credit facility in full and to fund the acquisition of Bank Machine. As of December 31, 2005, the first and second lien term facilities were fully repaid and retired, as discussed below, and approximately $45.8 million was outstanding under the new revolving credit facility.
      On August 12, 2005, we sold $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, and utilized the net proceeds from such offering, along with approximately $7.1 million in borrowings under our new revolving credit facility and cash on hand, to repay all of the outstanding borrowings under our recently executed first and second lien term loan facilities, including all accrued and unpaid interest related thereto. Additionally, the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million immediately following this transaction. However, in February 2006, we amended the revolving credit facility to remove and modify certain restrictive covenants contained within the facility and to reduce the maximum borrowing capacity from $150.0 million to $125.0 million. Although the maximum borrowing capacity was reduced, the overall effect of the amendment was to increase our liquidity and financial flexibility through the removal and modification of certain restrictive covenants contained in the previous revolving credit facility. Such covenants, which were originally structured to accommodate an acquisitive growth strategy, have either been eliminated or modified to reflect a greater reliance on our internal growth initiatives, as previously discussed. As a result of this amendment, we had approximately $52.6 million in borrowing capacity under the revolving credit facility as of June 30, 2006. Additionally, we recorded a pre-tax charge of approximately $0.5 million associated with the write-off of previously deferred financing costs related to the facility in connection with this amendment. Any amounts drawn under the revolving credit facility are not due until the facility’s final maturity date in May 2010.

      As noted above, we are required to comply with certain restrictive covenants that are contained in our amended revolving credit facility, including (i) limitations on the amount of senior debt that we can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, and (iii) limitations on the amount of capital expenditures that we can incur on a rolling 12-month basis.
      Borrowings under our revolving credit facility bear interest at a variable rate based upon the London Interbank Offered Rate (“LIBOR”) or prime rate, at our option. At June 30, 2006, the weighted average interest rate on our outstanding facility borrowings was approximately 8.3%. Borrowings are secured by a lien on substantially all of our domestic subsidiaries’ assets (excluding equity interests in foreign subsidiaries). The borrowings are also secured by the equity interests in our direct foreign subsidiaries and the direct subsidiaries of our domestic subsidiaries (limited to 66% of the voting interests in the direct foreign subsidiaries and 100% of the non-voting interests in such direct foreign subsidiaries), and contain customary covenants and events of default.
      In addition to the above domestic credit facility, Bank Machine has a £2.0 million unsecured overdraft and borrowing facility that expires in July 2007. Such facility, which bears interest at 1.75% over the bank’s base rate (currently 4.75%), is utilized for general corporate purposes for our United Kingdom operations. No borrowings were outstanding under such facility as of June 30, 2006. However, Bank Machine has posted a £275,000 bond under such facility, which reduces the amount available for future borrowings under the facility to £1.725 million.
Tabular Disclosure of Contractual Obligations
      The following table and discussion reflect our significant contractual obligations and other commercial commitments as of June 30, 2006:

		Six Months
		Ending
		December 31,	For the Year Ending December 31,

Contractual Obligations	Total	2006	2007	2008	2009	2010	2011	Thereafter

	(in thousands)
Long-term debt(a)(b)	$399,211	$11,285	$22,294	$22,294	$22,294	$65,544	$18,500	$237,000
Notes payable(c)	142	142	—	—	—	—	—	—
Capital lease obligations	6	6	—	—	—	—	—	—
Operating lease obligations	4,864	1,361	1,302	779	637	316	188	281
Merchant space lease obligations	9,760	1,829	3,309	3,267	1,082	104	75	94

Total contractual obligations	$413,983	$14,623	$26,905	$26,340	$24,013	$65,964	$18,763	$237,375

(a)	Includes the face value of our senior subordinated notes of $200.0 million, which have been reflected net of unamortized discount of approximately $1.3 million in our consolidated financial statements, and the $45.6 million outstanding under our revolving credit facility.

(b)	Amount includes the estimated interest payments associated with such borrowings.

(c)	Amount represents fully-funded notes issued in connection with the Bank Machine acquisition.
     The Company is subject to various legal proceedings and claims arising in the ordinary course of business, including certain proceedings which were previously associated with the acquired E*TRADE Access ATM business. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Effects of Inflation
      Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of tangible and intangible assets, are not affected by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of services offered by us.
Disclosure About Market Risk
Interest Rate Risk
      Our interest expense and our cash rental expense are sensitive to changes in the general level of interest rates in the United States and the United Kingdom, particularly because a substantial portion of our indebtedness accrues interest at floating rates and our ATM cash rental expense is based on market rates of interest. Our outstanding vault cash, which represents the cash we rent and place in our ATMs in cases where the merchant does not provide the cash, totaled approximately $360.6 million in the United States and approximately $83.8 million in the United Kingdom as of June 30, 2006. We pay a monthly fee on the average amount outstanding to our primary vault cash providers in the United States and the United Kingdom under a formula based on the London Interbank Offered Rate, or LIBOR. In Mexico, our vault cash rental fees are not currently subject to changes in the general level of interest rates.
      We have entered into a number of interest rate swaps to fix the rate of interest we pay on $300.0 million of our current and anticipated outstanding domestic vault cash balances through December 31, 2008, $200.0 million through December 31, 2009, and $100.0 million through December 31, 2010. We have not currently entered into any derivative financial instruments to hedge our variable interest rate exposure in the United Kingdom. The effect of the domestic swaps mentioned above was to fix the interest rate paid on the following notional amounts for the periods identified (in thousands):

	Weighted Average Fixed
Notional Amount	Rate	Period

$300,000	3.70%	July 1, 2006 — December 31, 2006
$300,000	3.86%	January 1, 2007 — December 31, 2007
$300,000	4.35%	January 1, 2008 — December 31, 2008
$200,000	4.36%	January 1, 2009 — December 31, 2009
$100,000	4.34%	January 1, 2010 — December 31, 2010
      Net amounts paid or received under such swaps are recorded as adjustments to our cost of ATM operating revenues in the accompanying condensed consolidated statements of operations. During the six months ended June 30, 2006, there were no gains or losses recorded in the condensed consolidated statement of operations as a result of ineffectiveness associated with our existing interest rate swaps.
      Our existing interest rate swaps have been classified as cash flow hedges pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Accordingly, changes in the fair values of such swaps have been reported in accumulated other comprehensive income in the accompanying condensed consolidated balance sheet. As of June 30, 2006, the accumulated unrealized gain on such swaps totaled approximately $8.6 million, net of tax.
      Based on the $360.6 million in vault cash outstanding in the United States as of June 30, 2006, and assuming no benefits from the existing interest rate hedges that are currently in place, for every interest rate increase of 100 basis points, we would incur an additional $3.6 million of vault cash rental expense on an annualized basis. Factoring in the $300.0 million in interest rate swaps discussed above, for every interest rate increase of 100 basis points, we would incur an additional $0.6 million of vault cash rental expense on an annualized basis. Based on the $83.8 million in vault cash outstanding in the United Kingdom as of June 30, 2006, for every interest rate increase of 100 basis points, we would incur an additional $0.8 million of vault cash rental expense on an annualized basis.
      In addition to the above, we are exposed to variable interest rate risk on borrowings under our domestic revolving credit facility. Based on the $45.6 million in floating rate debt outstanding under such facility as of

June 30, 2006, for every interest rate increase of 100 basis points, we would incur an additional $0.5 million of interest expense. Recent upward pressure on short-term interest rates in the United States has resulted in slight increases in our interest expense under our bank credit facilities and our vault cash rental expense. Although we currently hedge a substantial portion of our vault cash interest rate risk through 2010, as noted above, we may not be able to enter into similar arrangements for similar amounts in the future. Any significant increase in interest rates in the future could have an adverse impact on our business, financial condition and results of operations by increasing our operating costs and expenses.
Foreign Currency Exchange Risk
      Due to our acquisition of Bank Machine in 2005, and our recent acquisition of a majority interest in Cardtronics Mexico, we are exposed to market risk from changes in foreign currency exchange rates, specifically with changes in the U.S. Dollar relative to the British Pound and Mexican Peso. Our United Kingdom and Mexico subsidiaries are consolidated into our financial results and are subject to risks typical of international businesses including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Furthermore, we are required to translate the financial condition and results of operations of Bank Machine and Cardtronics Mexico into U.S. Dollars, with any corresponding translation gains or losses being recorded in other comprehensive income or loss in our consolidated financial statements. As of June 30, 2006, such translation losses totaled approximately $0.2 million.
      Our future results could be materially impacted by changes in the value of the British Pound relative to the U.S. Dollar. Additionally, as our Mexico operations expand, our future results could be materially impacted by changes in the value of the Mexican Peso relative to the U.S. Dollar. At this time, we have not deemed it to be cost effective to engage in a program of hedging the effect of foreign currency fluctuations on our operating results using derivative financial instruments. A sensitivity analysis indicates that, if the U.S. dollar uniformly strengthened or weakened 10% against the British Pound, the effect upon Bank Machine’s operating income for the six months ended June 30, 2006 would have been an unfavorable or favorable adjustment, respectively, of approximately $0.2 million. Given the limited size and scope of Cardtronics Mexico’s current operations, a similar sensitivity analysis would have resulted in a negligible adjustment to Cardtronics Mexico’s financial results for the period from the acquisition date through June 30, 2006.
      We do not hold derivative commodity instruments and all of our cash and cash equivalents are held in money market and checking funds.
New Accounting Standards
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, a revision of SFAS No. 123. SFAS No. 123R eliminates the intrinsic value method of accounting for stock-based compensation, as currently allowed under APB Opinion No. 25, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of such awards on their grant date (with limited exceptions). We adopted the provisions of SFAS No. 123R effective January 1, 2006, using the prospective application method of adoption. Reference is made to Note 3 in the accompanying condensed consolidated financial statements for additional information with respect to the adoption of SFAS No. 123R, and the impact such adoption had on our financial results for the six months ended June 30, 2006.
      In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 31, 2006. We are currently evaluating what impact, if any, this statement will have on our financial statements.

THE ATM INDUSTRY
History of the ATM Industry
      The first ATMs in the United States were installed in the early 1970s and by 1980 approximately 18,500 ATMs were in use throughout the nation. These ATMs initially were located at financial institution branches. As of December 2005, there were estimated to be approximately 396,000 ATMs in the United States, the majority of which were located at non-bank locations according to ATM&Debit News. A non-bank is a company that is not a federal or state chartered bank, savings and loan, credit union or other financial institution.
      Early in the development of the ATM industry, regional and national electronic authorization data networks, or electronic funds transfer networks, connected ATMs to financial institutions that were members of a particular electronic funds transfer network. Regional electronic funds transfer networks in different parts of the United States were not electronically connected to each other. For example, customers of a bank in New York could not travel to Los Angeles and access their cash at an ATM because the networks serving New York and Los Angeles were not connected. During the 1990s, many regional electronic funds transfer networks merged or entered into reciprocal processing agreements with other networks, which helped to increase ATM usage and spur consumer demand for ATM services.
      Although ATMs were originally located only at financial institution branches, they soon began to appear in a variety of off-premise locations, such as convenience stores, supermarkets, drug stores, shopping malls, hotels and airports. Deployment of off-premise ATMs, however, was impeded by the prevailing strategy among financial institutions not to charge their cardholders surcharge fees for the convenience of accessing their financial institution accounts at non-financial institution locations. Until 1996, most electronic funds transfer networks did not allow surcharge fees for ATM transactions that were routed over their networks. However, beginning in that year, the two largest electronic funds transfer networks, Cirrus and Plus, began to allow surcharge fees and other networks followed. Surcharging revenue made the deployment of off-premise ATMs economically feasible and attractive for non-financial institutions. Following this shift, the number of off-premise ATMs in the United States grew at a rapid pace.
A Typical ATM Transaction
      A typical ATM transaction involves the withdrawal of cash from an ATM. The cardholder presents an ATM card, issued by his or her financial institution, at an ATM that may or may not be owned by the same financial institution. The cardholder then enters a personal identification number, or PIN, to verify identity, the cardholder’s account is checked for adequate funds and, if everything is satisfactory, cash is dispensed. All of these communications are routed across one or more electronic funds transfer networks that electronically connect ATMs and financial institutions and allow transactions to appear seamless and nearly instantaneous.
      When a cardholder withdraws cash from an ATM that is not owned by the cardholder’s financial institution, there are two charges applied. The first charge is the surcharge fee paid by the cardholder for using the ATM. The second charge is an interchange fee that the electronic funds transfer network charges the cardholder’s financial institution for routing a transaction over its network. This fee is divided between the electronic funds transfer network routing the transaction and the ATM operator. Often, the cardholder’s financial institution also charges the cardholder a fee called a foreign fee for using an ATM not owned by that financial institution. This charge helps the financial institution defray the cost of the interchange fee it pays.
Developing Trends in the ATM Industry
      International Opportunities. In many regions of the world, ATMs are less common than in the U.S. We believe the ATM industry will grow faster in international markets than in the U.S., as the number of ATMs per capita in those markets approaches the U.S. levels. We believe some of these markets (such as the United Kingdom and Mexico) provide attractive expansion opportunities for us.

      The United Kingdom is the third largest ATM market in Europe, after Germany and Spain. Until the late 1990s, most U.K. ATMs were installed at bank and building society branches. Non-bank operators began to deploy ATMs in the United Kingdom in December 1998 when LINK (which connects together the ATM networks of all U.K. ATM operators) allowed them entry into its network via arrangements between non-bank operators and U.K. financial institutions. We believe that non-bank ATM operators have benefited in recent years from customer demand for more conveniently located cash machines, the emergence of internet banking with no established point of presence and the closure of bank branches due to consolidation. According to APACS, a total of approximately 58,000 ATMs were deployed in the United Kingdom as of December 2005, of which approximately 25,700 were operated by non-banks. This has grown from approximately 36,700 in 2001, with less than 7,000 operated by non-banks.
      Mexico currently has approximately 23,500 ATMs operating throughout the country, most of which are owned by national and regional banks. Until recently, surcharge fees were not allowed pursuant to existing Mexican law. However, in July 2005, the Mexican government approved a measure that now allows ATM operators to charge a fee to individuals withdrawing cash from their ATMs. Given the relatively low level of penetration of ATMs in Mexico, we believe that this recent legislation provides a unique opportunity for us to capitalize on the expected growth in off-premise ATMs in Mexico.
      Bank and Network Branding Opportunities. Our primary assets are our contracts with merchants that allow us to operate ATMs in approximately 26,000 retail locations, many of which are on prime, high-traffic real estate. Many U.S. banks serving the market for consumer banking services are aggressively competing for market share, and part of their competitive strategy is to increase their number of customer touch points and to make themselves more convenient to their customers. We believe that a large owned-ATM network would be a key strategic asset for a bank, but we also believe it would be uneconomical for all but the very largest banks to build and operate an extensive ATM network, and even the largest banks do not operate nationwide ATM networks. We believe that these factors, when combined, create significant revenue and profit opportunities for us.

•	Bank branding is a scenario in which ATMs owned and operated by us are branded, signed, and operated as if they were owned by the branding bank, and customers of the branding bank can use those machines without paying a surcharge. The bank pays us a monthly per-machine fee for such branding. Although we forego the surcharge fee on ATM transactions by the branding banks’ customers, we continue to earn interchange fees on those transactions and the monthly branding fee, and typically enjoy an increase in surchargable transactions from users who are not customers of the branding bank. We believe that a branding arrangement can substantially increase the profitability of an ATM versus operating the same machine in an unbranded mode.

•	Network branding is an arrangement where a bank’s customers are allowed to use our nationwide ATM network on a surcharge-free basis. Each bank pays us a fixed fee per cardholder to participate in the network. Although we forego surcharge revenue on those transactions, we do earn interchange revenues in addition to network branding revenues, and believe that many of these transactions are incremental. Consequently, we believe that branding arrangements can enable us to profitably operate in the significant portion of the ATM transaction market that does not involve a surcharge.
      Bank and Other Financial Institution Outsourcing Opportunities. Our industry experience, vendor relationships and economy of scale advantages provide us with the opportunity to offer outsourced ATM services to banks and other financial institutions. Today, many banks and other financial institutions own significant networks of ATMs that serve as extensions of their branch networks and increase the level of service offered to their customers. Large ATM networks, however, are costly to operate and typically do not provide significant revenue for banks and other financial institutions. Large banks and other financial institutions typically incur a monthly operating expense of approximately $1,500 per off-premise ATM. On average, large non-bank ATM operators are able to operate off-premise ATMs at an approximate cost of $1,000 per month. We believe there is an opportunity for large non-bank ATM operators with low costs and an established operating history to contract with financial institutions to manage their ATM networks. Such an outsourcing arrangement could reduce a financial institution’s operational costs while extending their customer service.

BUSINESS
Company Overview
      We operate the largest network of ATMs in the United States and are a leading independent ATM operator in the United Kingdom based on number of ATMs operated. We also recently expanded our operations into Mexico with the purchase of a majority ownership stake in CCS Mexico, an independent operator of approximately 300 ATMs located throughout the country. As of June 30, 2006, our network included approximately 26,000 ATMs. For the year ended December 31, 2005, and pro forma for our Bank Machine acquisition, our ATMs dispensed over $9.2 billion in cash and processed more than 163.2 million transactions. We deploy and operate ATMs under two distinct arrangements with our merchant partners: company-owned and merchant-owned. Under company-owned arrangements, we provide the ATM and are typically responsible for all aspects of its operation, including procuring cash, supplies and telecommunications as well as routine and technical maintenance. Under merchant-owned arrangements, the merchant owns the ATM and is responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing and connection to electronic funds transfer networks. As of June 30, 2006, approximately 47% of our ATMs were company-owned and 53% were merchant-owned. Because our margins are significantly higher on our company-owned machines as a result of the value of the breadth of services we provide, our internal and acquisition growth strategy will focus on increasing the number of company-owned ATMs in our network.
      Our domestic ATM network is strengthened by contractual relationships with leading retail merchants in a variety of businesses. Amerada Hess, BP Amoco, Chevron, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Mills Malls, Sunoco, Target and Walgreens are among our largest domestic merchants in terms of our revenues. Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates, Tesco, and TM Retail are among our largest United Kingdom merchants in terms of our revenues. Our merchant customers operate high consumer traffic locations, such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls and airports. Our merchant relationships are typically governed by multi-year contracts with initial terms of five years or more.
      Our revenue is recurring in nature and is primarily derived from ATM surcharge fees paid by cardholders and interchange fees paid by their banks and other financial institutions. We generate additional revenue by branding our ATMs with signage from banks and other financial institutions, resulting in added convenience for their customers and increased usage of our ATMs. We typically provide our merchant customers with all of the services required to operate an ATM, which include transaction processing, cash management, maintenance and monitoring. We believe that we are among the low-cost providers in our industry due primarily to our substantial network of ATMs, which provides us significant scale advantages. Our focus on customer service, together with our experience and scale, has contributed to strong relationships with leading national and regional merchants in the United States and we expect to develop the same strong relationships in the United Kingdom.
      Since May 2001, we have acquired 13 networks of ATMs and one operator of a surcharge-free network, increasing the number of ATMs we operate from approximately 4,100 to approximately 26,000 as of June 30, 2006. On June 30, 2004, we acquired the ATM business of E*TRADE Access, adding approximately 13,155 ATMs to our network, and on May 17, 2005, we acquired Bank Machine, which expanded our operations to the United Kingdom and added approximately 1,000 ATMs to our network. From 2001 to 2005, the total number of annual transactions processed within our network increased from approximately 19.9 million to approximately 156.9 million.
Our Market Opportunity
      The ATM industry has undergone significant expansion in recent years, largely from growth in the number of ATMs installed as off-premise ATMs. The number of off-premise ATMs in the United States outnumbered banking branches by nearly three to one as of December 2004. Off-premise ATMs are found at locations such as convenience stores, supermarkets, membership warehouses, drug stores, shopping malls, hotels and airports. These locations offer a convenient alternative to obtaining cash from bank tellers or drive-through facilities. Both merchants and their customers benefit from the presence of an ATM in a store. Merchants benefit from increased consumer traffic, reduced check-writing and credit card processing fees and merchant fees received from us, while cardholders benefit from increased access to their cash.
      We believe significant growth opportunities exist for the leaders in the ATM industry for the following reasons:
      Continued industry growth. We expect that the number of transactions at off-premise ATMs will continue to grow as cardholders take advantage of the convenience and added functionality of ATMs. Approximately 78% of all ATM transactions are cash withdrawals, with the remainder representing other basic banking functions, such as balance inquiries, transfers and deposits. We believe significant opportunities exist for ATM owners and operators to provide advanced functionality, such as check cashing, off-premise deposits, withdrawals of cash from payroll cards, pre-paid cell phone replenishment and bill payment, all of which should result in increased ATM usage. We believe that these services will be attractive to that section of the U.S. population that does not have a bank account. We anticipate that we will participate in this growth as our key merchants permit us to deploy and operate ATMs in more of their existing stores and in new store locations, and as we offer more advanced functions at our ATMs.
      Bank branding and outsourcing opportunities. We believe that our large ATM network is attractive to banks and other financial institutions seeking to extend their brand and provide convenient ATM access to their customers at a lower cost. By branding our ATMs with their logos, banks and other financial institutions can interact with their customers more frequently, increase brand awareness and provide their customers increased service. A branding arrangement typically involves our receiving a monthly branding fee and results in higher profitability for us from the branded ATMs. In addition, while banks and other financial institutions have historically owned and operated most of their ATMs, some banks and other financial institutions have outsourced certain ATM management functions in order to simplify operations and lower costs. We believe that increased off-premise branding and the outsourcing of ATM management functions for banks and other financial institutions should provide substantial opportunities for additional long-term growth.
      Surcharge-free network opportunities. We believe that a majority of ATM transactions in the U.S. occur without the customer paying a surcharge, indicating that our primary surcharge-based business model addresses only a minority of the total ATM market. We believe this creates an opportunity for companies to become actively involved in surcharge-free ATM networks, in which financial institutions pay ATM operators to provide surcharge-free access to their ATM customers. This provides ATM operators with a profitable means of addressing that portion of customers who generally avoid paying surcharges.
      Industry consolidation. The ownership and operation of ATMs is a fragmented industry with the top ten operators accounting for approximately 26% of ATMs in the United States. Some ATM operators may lack the operational scale and financial resources required to compete effectively with us and other operators of large ATM networks for business and growth opportunities, which may result in sales of smaller networks by ATM operators. We believe that the existing fragmented ownership and the potential for divestitures will provide continuing acquisition opportunities for ATM operators with significant economies of scale.
      International opportunities. Many international markets are beginning to experience an increase in off-premise ATMs as surcharging becomes more prevalent and accepted in markets outside of the United States. We believe that significant growth opportunities exist in selected international markets as merchants and non-bank ATM operators seek to capitalize on growth opportunities for off-premise ATMs. For example, our recent acquisition of Bank Machine has positioned us for future growth in the United Kingdom, where off-premise ATMs have accounted for approximately 75% of the total ATM growth since 2000. Additionally, the recent acquisition of a majority interest in CCS Mexico positions us as the first ISO able to take advantage of deploying ATMs into off-premise locations in Mexico. As of March 31, 2006 the Central Bank of Mexico reports there are approximately 23,500 ATMs in Mexico and with a population of approximately 104.5 million people we believe there is significant opportunity to profitably deploy additional off-premise ATMs.

Our Strengths
      Leading market position. The following table sets forth our leading position in the U.S. ATM market:

Rank	U.S. ATM Network	ATMs	% of Total

1	Cardtronics	25,116	6.3%
2	Bank of America	16,714	4.2%
3	TRM	16,329	4.1%
4	NetBank	9,649	2.4%
5	JPMorgan Chase	6,900	1.7%
6	Wells Fargo	6,363	1.6%
7	International Merchant Services	5,900	1.5%
8	7-Eleven Stores	5,341	1.3%
9	Wachovia	5,119	1.3%
10	U.S. Bancorp	5,003	1.3%

	(Top 10)	102,434	25.9%
	U.S. Market	396,000	100.0%

Source: ATM&Debit News, public filings and company websites, as of December 2005
     Nationwide network of leading retail merchants under multi-year contracts. Our focus on customer service, together with our experience and size, has enabled us to develop and expand relationships with national and regional merchants, such as Amerada Hess, BP Amoco, Chevron, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Mills Malls, Sunoco, Target and Walgreens, among others. Through our Bank Machine acquisition, we have recently established relationships in the United Kingdom with Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates, Tesco, and TM Retail, among others. These merchants typically operate high traffic locations, which we have found to result in increased ATM activity and profitability. In addition, these relationships can provide opportunities to deploy additional ATMs in new locations. No single customer accounted for more than 6% of our total pro forma revenues for the year ended December 31, 2005, with our ten largest merchant customers cumulatively representing less than 27% of our total pro forma revenues for the year ended December 31, 2005. We believe our merchant customers value our high level of service, our 24 hour per day accessibility and our average 99% up time availability in the U.S. Due to these and other factors, we have not renewed only two of our 50 most significant merchant contracts over the last five years.
      Recurring and stable revenue and operating cash flow. We generally operate our large base of ATMs under multi-year contracts that provide us with a recurring and stable source of transaction-based revenue and typically have an initial term of five to seven years. As of June 30, 2006, our top 10 merchants had an average of approximately 4.3 years remaining on their contracts. Our recurring revenue base, relatively low and predictable maintenance capital expenditure requirements and minimal working capital requirements allow us to maintain predictable and consistent operating cash flows. On a pro forma basis, these sources of revenue accounted for approximately 96% of our total revenues for the years ended December 31, 2005 and 2004.
      Low-cost provider. We believe the size of our network combined with our operating infrastructure allows us to be among the low-cost providers in our industry. In addition, we believe our operating costs per ATM are approximately half of the operating costs incurred by bank ATM operators. We outsource some functions, such as on-site maintenance and cash management, and can take advantage of our size and market position to obtain favorable pricing from our service vendors and for the purchase of new ATMs. We believe our success to date is largely attributable to our exclusive focus on the ATM industry and our ability to provide reliable customer service in a cost-effective manner.
      Experienced and committed management team. We have a strong senior management team with a combined average of over 20 years of financial services and payment processing-related experience. Our senior management team has developed extensive relationships and a leadership position in the industry, including directorships on several industry association boards. We believe this leadership role helps us to attract new merchant customers and provides us with increased acquisition and bank branding opportunities. Our management team owns approximately 24% of our outstanding common stock on a fully diluted basis.
Our Strategy
      Our strategy is to enhance our position as the leading owner and operator of ATMs in the United States and to expand our network further into select foreign markets. In order to execute this strategy we will endeavor to:
      Increase penetration and ATM count with leading merchants. We have two principal opportunities to increase the number of ATM sites with our existing merchants: first, by deploying ATMs in our merchants’ existing locations that currently do not have, but where traffic volumes justify installing, an ATM; and second, as our merchants open new locations, by installing ATMs in those locations. From the beginning of 2001 through 2005, we increased the number of ATMs operated by us in the United States through organic growth by approximately 2,050. We believe our expertise, national footprint, strong record of customer service with leading merchants and our significant scale position us to successfully market to, and enter into long-term contracts with, other leading national and regional merchants.
      Capitalize on bank branding and outsourcing opportunities. We believe we are strongly positioned to work with financial institutions to fulfill their ATM requirements. Our ATM services offered to financial institutions include branding our ATMs with their logos, managing their off-premise ATM networks on an outsourced basis or buying their off-premise networks in combination with branding arrangements. We currently have branding arrangements in place with domestic financial institutions involving upwards of 2,300 ATMs.
      Capitalize on surcharge-free network opportunities. We plan to continue to pursue opportunities with respect to our surcharge-free network, where financial institutions pay us to allow surcharge-free access to our ATM network. We believe this arrangement will enable us to increase transaction counts and profitability on our existing machines.
      Pursue selected acquisition opportunities. We plan to continue to pursue selected acquisitions that complement our existing ATM network using our proven, disciplined acquisition and integration methodology. Determination of attractive acquisition targets is based on many factors, including existing merchant contract terms, potential operating efficiencies and cost savings, the quality of associated merchant relationships and our anticipated return on investment. We believe that significant expansion opportunities continue to exist in the United Kingdom and other international markets, and we are actively considering several such opportunities at the present time.
      Explore new geographic markets. In conjunction with our entry into the United Kingdom ATM market, we plan to take advantage of opportunities to reach under-penetrated markets worldwide where we can leverage the significant economies of scale, operating expertise and superior customer service capabilities we have developed domestically. Our decision to purchase a majority ownership interest in CCS Mexico in February 2006 is an example of the types of opportunities we may evaluate and pursue.
Recent Transactions
      Bank Machine Acquisition. On May 17, 2005, we acquired the ATM business of Bank Machine Limited, an independent operator of ATMs in the United Kingdom, for approximately $92.0 million in cash and 35,221 shares of our Series B Convertible Preferred Stock valued by us at approximately $3.0 million. Through this transaction, we acquired approximately 1,000 ATMs and related site agreements, of which approximately 850 were company-owned and 150 were merchant-owned ATMs. On average, these ATMs process more than twice the number of surcharge-bearing transactions and have approximately 21% higher revenue per surcharge-bearing transaction than our domestic ATMs. This acquisition also allowed us to expand our business to the United Kingdom and positions us for further expansion to other European markets.

      E*TRADE Access Acquisition. On June 30, 2004, we acquired the ATM business of E*TRADE Access, Inc., an indirect wholly owned subsidiary of E*TRADE Financial Corp., for approximately $106.9 million in cash. Through this transaction we acquired 13,155 ATMs and related placement agreements, of which approximately 2,450 were company-owned and 10,705 were merchant-owned. As a result of this acquisition, we increased the number of ATM machines that we own or manage from approximately 12,000 to over 25,000 ATMs. This acquisition also allowed us to expand our relationships with national merchants, including Albertsons, Chevron, CVS Pharmacy and Target, through the placement agreements that we acquired.
      Other Acquisitions. On March 1, 2005, we acquired a portfolio of approximately 475 ATMs and related contracts located in independent grocery stores in and around the New York metropolitan area for approximately $8.2 million in cash. On April 21, 2005, we acquired a portfolio of approximately 330 ATMs and related contracts, at BP Amoco locations throughout the Midwest, for approximately $9.0 million in cash. Such acquisitions were funded with cash on hand and borrowings under our bank credit facilities. Substantially all of the ATMs acquired in these transactions were company-owned.
      On December 21, 2005, we acquired all of the outstanding shares of ATM National, Inc., the owner and operator of the Allpoint nationwide surcharge-free ATM network. The consideration for such acquisition totaled $4.8 million, and was comprised of $2.6 million in cash, 21,111 shares of our common stock, and the assumption of approximately $0.4 million in additional liabilities.
      In February 2006, the Company acquired a majority ownership stake in CCS Mexico, an independent ATM operator located in Mexico, for approximately $1.0 million in cash consideration and the assumption of approximately $0.4 million in additional liabilities. Additionally, the Company incurred approximately $0.3 million in transaction costs associated with this acquisition. CCS Mexico, which was renamed Cardtronics Mexico upon the completion of the Company’s investment, currently operates approximately 300 surcharging ATMs in selected retail locations throughout Mexico. With Mexico having just recently approved surcharging for off-premise ATMs, the Company anticipates placing additional surcharging ATMs in other retail establishments throughout Mexico as those opportunities arise.
      Preferred Stock Offering. On February 10, 2005, we issued 894,568 shares of our Series B Convertible Preferred Stock to investment funds controlled by TA Associates, Inc. for gross proceeds of $75.0 million, representing a 30.6% equity interest on a fully diluted basis as of such date. The net proceeds of this offering were used to redeem all of the outstanding shares of our Series A Preferred Stock and to repurchase approximately 24% of our outstanding shares of common stock and vested options to purchase our common stock. In connection with that offering, we also appointed two designees of TA Associates, Inc. to our board of directors.
      Amended and Restated Credit Facilities and Senior Subordinated Notes Offering. On May 17, 2005, in connection with our Bank Machine acquisition, we amended and restated our bank credit facilities with BNP Paribas and Bank of America, N.A. We used borrowings from these secured facilities to finance our Bank Machine acquisition and repay amounts under our prior facilities. Our bank credit facilities, as amended and restated, consisted of a revolving credit facility of up to $100.0 million, a first lien term facility of up to $125.0 million and a second lien term facility of up to $75.0 million. Substantially all of our domestic assets and 65% of the capital stock of our United Kingdom subsidiaries are pledged to secure borrowings under our bank credit facilities. Furthermore, each of our domestic subsidiaries has guaranteed our obligations under the bank credit facilities.
      On August 12, 2005, we sold $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, and utilized the net proceeds from such offering, along with approximately $7.1 million in borrowings under our new revolving credit facility and cash on hand, to repay all of the outstanding borrowings under our recently executed first and second lien term loan facilities, including all accrued and unpaid interested related thereto. Additionally, the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million immediately following this transaction. However, in February 2006, we amended the revolving credit facility to reduce the maximum borrowing capacity to $125.0 million and to remove or amend certain restrictive covenants contained in such facility. As of June 30, 2006, we had approximately $45.6 million outstanding under the facility, and the ability to borrow an additional $52.6 million based on the covenants contained in such facility. Any amounts drawn under such facility are not due until the facility’s maturity date in May 2010.
Our Products and Services
      We typically provide our leading merchant customers with all of the services required to operate an ATM, which include transaction processing, cash management, maintenance and monitoring. In connection with the operations of our or our customers’ ATMs, we generate revenue on a per-transaction basis from the surcharge fees charged to cardholders for the convenience of using ATMs and from interchange fees charged to such cardholders’ financial institutions for processing the ATM transactions. We also take advantage of the preferential pricing we receive from NCR due to our master value added reseller status and resell equipment to smaller equipment resellers and others.
      The following table provides detail relating to the number of ATMs we owned and operated under our various arrangements as of June 30, 2006.

	Company-Owned	Merchant-Owned
	ATMs	ATMs	Total

Number of ATMs	12,000	13,700	25,700
Percent of total ATMs	47%	53%	100%
Average monthly surcharge transactions per ATM	428	270	342
      Recently, we have entered into arrangements with financial institutions and others to brand certain of our company-owned ATMs. A branding arrangement allows a bank to expand its geographic presence for a fraction of the cost of building a branch location, and typically for less than the cost of placing one of its own ATMs at that location, allowing a bank to rapidly increase its number of branded ATM sites and, defensively, prevent other financial institutions from entering into these locations. Under these arrangements, the branding bank’s customers are typically allowed to use the branded ATM without paying a surcharge fee to us. In return, we receive monthly fees on a per-ATM basis from the branding bank, while retaining our standard fee schedule for other cardholders using the branded ATM. In addition, we typically receive increased interchange revenue as a result of increased usage of our ATMs by the branding bank’s customers. We intend to pursue additional opportunities to enter into bank branding arrangements as part of our growth strategy. As of July 31, 2006 we had branding arrangements in place with ten domestic financial institutions involving upwards of 2,600 ATMs.
      Another branding arrangement is our participation in the Allpoint nationwide surcharge-free ATM network. Cardholders of the financial institutions that are members of the network can use our ATMs free of surcharges in exchange for a payment of a fixed monthly fee per cardholder included in the network. We acquired all of the outstanding shares of ATM National, Inc., the owner and operator of this network, in December 2005. Finally, we have also allowed electronic funds transfer networks to place signage on our ATMs for which we receive a fixed fee per ATM.
      We have found that the primary factor affecting transaction volume at a given ATM is its location. Our strategy in deploying our ATMs, particularly those placed under company-owned arrangements, is to identify and deploy ATMs at locations that provide high visibility and high transaction volume. Our experience has demonstrated that the following locations often meet these criteria: convenience stores and combination convenience stores and gas stations, grocery stores, airports and major regional and national retail outlets. We have entered into multi-year agreements with a number of merchants with these types of locations, including A&P, Albertsons, Amerada Hess, Chevron, Costco, CVS Pharmacy, Duane Reade, ExxonMobil, Giant, Kroger, Mills Malls, Rite Aid, Sunoco, Target and Walgreens in the United States, and Alfred Jones, Co-Op, Mitchells & Butlers, the U.K. Post Office, Tates, Tesco, and TM Retail in the United Kingdom. We believe that once a cardholder establishes a pattern of using a particular ATM, the cardholder will generally continue to use that ATM.

Sales and Marketing
      Our sales and marketing team focuses on developing new relationships with national and regional merchants and on building and maintaining relationships with our existing merchants. The team is organized into groups that specialize in marketing to specific merchant industry segments, which allows us to tailor our offering to the specific requirements of each merchant customer. Our sales and marketing team is composed of approximately 20 employees, who receive a combination of incentive-based compensation and a base salary.
      In addition to targeting new business opportunities, our sales and marketing team supports our acquisition initiatives by building and maintaining relationships with newly acquired merchants. We seek to identify growth opportunities within each merchant account by analyzing the merchant’s sales at each of its locations, foot traffic and various demographic data to determine the best opportunities for new ATM placements. We also pursue branding and outsourcing opportunities with financial institutions to manage and operate their ATM networks.
Primary Vendor Relationships
      To maintain an efficient and flexible operating structure, we outsource certain aspects of our operations, including transaction processing, cash management and maintenance. Due to the number of ATMs we operate, we believe we have obtained favorable pricing terms from most of our major vendors. We contract for the provision of the services described below in connection with our operations.
      Transaction processing. We contract with and pay fees to third parties who process transactions originating from our ATMs. These processors communicate with the cardholder’s financial institution through an electronic funds transfer network to obtain transaction authorization and settle transactions. These transaction processors include Star Systems, Fiserv and Genpass in the United States and LINK in the United Kingdom, with a majority of transactions being handled by Star Systems under a newly extended agreement that runs until August 31, 2007 and features pricing that provides discounts for higher transaction volumes. In Mexico, we utilize Prosa to process transactions originating from our ATMs
      Electronic funds transfer network services. Our transactions are routed over various electronic funds transfer networks to obtain authorization for cash disbursements and to provide account balances. Such networks include Star, Pulse, NYCE, Cirrus and Plus in the United States, LINK in the United Kingdom, and Prosa (Promocion y Operacion S.A.) in Mexico. Electronic funds transfer networks set the interchange fees that they charge to the financial institutions, as well as the amount paid to us. We attempt to maximize the utility of our ATMs to cardholders by participating in as many electronic funds transfer networks as practical.
      ATM equipment. We purchase substantially all of our ATMs from national manufacturers, including NCR, Diebold, Tidel Technologies Inc., Triton Systems, Inc. and Wincor/ Nixdorf. The large quantity of ATMs that we purchase from these manufacturers enables us to receive favorable pricing and payment terms. In addition, we maintain close working relationships with these manufacturers in the course of our business, allowing us to stay informed regarding product updates and to minimize technical problems with purchased equipment. Under our company-owned arrangements, we deploy high quality, multi-function ATMs, typically purchased from NCR, Diebold and Wincor/ Nixdorf. Under our merchant-owned arrangements, we deploy ATMs that are cost-effective and appropriate for the merchant. These are purchased from a variety of ATM vendors. Although we currently purchase a substantial majority of our ATMs from NCR, we believe our relationships with our other ATM suppliers are good and that we would be able to purchase the ATMs we require for our company-owned operations from other ATM manufacturers if we were no longer able to purchase ATMs from NCR.
      ATM maintenance. In the United States, we typically contract with third-party service providers for the provision of on-site maintenance services. We have multi-year maintenance agreements with Diebold, NCR and EFMARK in the United States. In the United Kingdom, maintenance services are provided by in-house technicians. In Mexico, such maintenance is currently provided by in-house technicians or local third-party contractors. However, given our expected growth in the region we are currently in negotiations with seasoned maintenance providers such as Diebold and Microformas.
      Cash management. We obtain cash to fill our company-owned, and in some cases merchant-owned, ATMs under arrangements with our cash providers, Bank of America, N.A. and Palm Desert National Bank in the United States and Alliance and Leicester Commercial Bank in the United Kingdom. We pay a LIBOR based fee on the daily outstanding cash balances. As of June 30, 2006, we had $360.6 million in cash in our domestic ATMs under these arrangements, with over 98% of this cash provided by Bank of America, N.A. under a recently extended vault cash agreement that runs until October 1, 2008. In the United Kingdom, the balance of cash held in our ATMs at June 30, 2006, was approximately $83.8 million.
      Bank of America also contracts with third parties to provide us with cash management services, which include reporting, armored courier coordination, cash ordering, cash insurance, reconciliation of ATM cash balances, ATM cash level monitoring and claims processing with armored couriers, financial institutions and processors.
      In Mexico, the cash utilized to fill our ATMs is currently provided by Bansi Bank, and totaled approximately $21.5 million pesos ($1.9 million U.S.) as of June 30, 2006. The fees for such cash are currently based on the level of transactions conducted on the underlying ATMs. However, we are currently exploring other vault cash arrangements with other financial institutions, the pricing of which may be tied to prevailing interest rates.
      Cash replenishment. We contract with armored courier services to transport and transfer cash to our ATMs. We use leading armored couriers such as Brink’s Incorporated, Loomis, Fargo & Co., EFMARK, Premium Armored Services, Inc. and Bantek West, Inc. in the United States and Brink’s and Securicor in the United Kingdom. In Mexico, such services are provided by Serbico Pan American (25% owned by Brink’s). Under these arrangements, the armored couriers pick up the cash in bulk and, using instructions received from our cash providers, prepare the cash for delivery to each ATM on the designated fill day. Following a predetermined schedule, the armored couriers visit each location on the designated fill day, load cash into each ATM by either adding additional cash into a cassette, or by swapping out the remaining cash for a new fully loaded cassette, and then balance the machine and provide cash reporting to the applicable cash provider.
Technology
      Our technology and operations platform consists of ATM equipment, ATM and internal network infrastructure, cash management and customer service. This platform is designed to provide our merchant customers with what we believe is a high quality suite of services.
      ATM equipment. In the United States and Mexico we use ATMs from national manufacturers, including NCR, Diebold, Tidel Technologies and Triton Systems. The wide range of advanced technology available from these ATM manufacturers provides our merchant customers with advanced features and reliability through sophisticated diagnostics and self-testing routines. The different machine types can perform basic functions, such as dispensing cash and displaying account information. Some of our ATMs are modular and upgradeable so they can be adapted to provide additional services in response to changing technology and consumer demand. For example, a portion of our ATMs can be upgraded to accept deposits through the installation of additional hardware and software components.
      We operate three basic types of ATMs in the United Kingdom: (1) “convenience,” which are internal to a merchant’s premises, (2) “through the wall,” which are external to a merchant’s premises, and (3) “pods,” a free-standing kiosk style ATM, also located external to a merchant’s premises. The ATMs are principally manufactured by NCR.
      Transaction processing. We place significant emphasis on providing quality service with a high level of security and minimal interruption. We have carefully selected support vendors to optimize the performance of our ATM network. In addition, our transaction processors provide sophisticated security analysis and monitoring 24 hours a day.

      Internal systems. Our internal systems include multiple layers of security to help protect them from unauthorized access. Protection from external sources is provided by the use of hardware and software-based security features that isolate our sensitive systems. We also use the most effective commercially available encryption technology to protect communications. On our internal network, we employ user authentication and anti-virus tools at multiple levels. These systems are protected by detailed security rules to limit access to all critical systems and, to our knowledge, our security systems have never been breached. Our systems components are directly accessible by a limited number of employees on a need- only basis. Our gateway connections to our electronic funds transfer network service providers provide us with real-time access to transaction details, such as cardholder verification, authorization and funds transfer. We have installed these communications circuits with backup connectivity to help protect us from telecommunications problems in any particular circuit.
      We use custom software that continuously monitors the performance of the ATMs in our network, including details of transactions at each ATM and expenses relating to that ATM, including fees payable to the merchant. This software permits us to generate detailed financial information for each ATM location, allowing us to monitor each location’s profitability. We analyze transaction volume and profitability data to determine whether to continue operating at a given site, how to price various operating arrangements with merchants and branding arrangements, and to create a profile of successful ATM locations so as to assist us in deciding the best locations for additional ATM deployments.
      Cash management. We have our own internal cash management department that utilizes data generated by our cash providers, internally generated data and a proprietary methodology to confirm daily orders, audit delivery of cash to armored couriers and ATMs, monitor cash balances for cash shortages, coordinate and manage emergency cash orders and audit costs from both armored couriers and cash providers.
      Our cash management department uses proprietary analytical models to determine the necessary fill frequency and load amount for each ATM. Based on location, day of the week, upcoming holidays and events and other factors, we project cash requirements for each ATM on a daily basis. After receiving a cash order from us, the cash provider transfers the requested amount of cash to a bank near the ATM where the designated armored courier can access the cash and subsequently transport it to the ATM.
      Customer service. We believe one of the factors that differentiates us from our competitors is our customer service responsiveness and proactive approach to managing any ATM downtime. We use proprietary software that continuously monitors the performance of our ATMs for service interruptions and notifies our maintenance vendors for prompt dispatch of necessary service calls.
      We also offer our merchant customers customized ATM activity reporting that includes daily, weekly or monthly transaction and uptime reporting. Our standard reporting to our merchants includes summary transaction reports that are made available in the first week of every month. In addition, in the U.S. we have developed an interactive website that allows our merchant customers to access real-time information.
      We maintain a proprietary database of transactions made on and performance metrics for all of our ATM locations. This data is aggregated into individual merchant customer profiles that are readily accessible by our customer service representatives and managers. We believe our proprietary database enables us to provide superior quality and accessible and reliable customer support.
Merchant Customers
      In the United States, we have contracts with approximately 50 major national and regional merchants, including convenience stores, supermarkets, drug stores and other high traffic retail chains, and approximately 13,700 independent merchants. Most of our merchant customers are non-exclusive partners with us. For the six months ended June 30, 2006 and for the years ended December 31, 2005 and 2004, both on an actual and pro forma basis, no single merchant customer accounted for 10% or more of our total revenues.

      The terms of our merchant contracts vary as a result of negotiations at the time of execution. In the case of company-owned arrangements, which are typically employed with our major national and regional merchants, the contact terms vary, but typically include the following:

•	an initial term of five to seven years;

•	ATM exclusivity at locations where we install an ATM;

•	protection for us against underperforming locations by permitting us to increase the surcharge fee or remove ATMs;

•	in the United States, provisions permitting us to terminate or remove ATMs or renegotiate the fees paid to the merchant if surcharge fees are generally reduced or eliminated by law; and

•	provisions making the merchant’s fee dependent on the number of ATM transactions.
      Our contracts under merchant-owned arrangements typically include similar terms, as well as the following additional terms:

•	in the United States, provisions prohibiting in-store check cashing by the merchant and, in the United States and United Kingdom, the operation of any other cash-back devices;

•	provisions imposing an obligation on the merchant to operate the ATM at any time his or her store is open to the public; and

•	provisions, when possible, that require a merchant to have a purchaser of the merchant’s store assume our contract.
Seasonality
      Our overall business is somewhat seasonal in nature with generally fewer transactions occurring in the first quarter. We typically experience increased transaction levels during the holiday buying season at our ATMs located in shopping malls and lower volumes in the months following the holiday season. Similarly, we have seen increases in transaction volumes in the spring at our ATMs located near popular spring-break destinations. Conversely, transaction volumes at our ATMs located in regions affected by strong winter weather patterns typically decline as a result of decreases in the amount of consumer traffic through the locations in which we operate our ATMs. These declines, however, have been offset somewhat by increases in the number of our ATMs located in shopping malls and other retail locations that benefit from increased consumer traffic during the holiday buying season. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.
      In the United Kingdom, seasonality in transaction patterns tends to be similar to the seasonal patterns in the general retail market. Generally, the highest transaction volumes occur on weekend days and, thus, monthly transaction volumes will fluctuate based on the number of weekends in a given month. However, we, like other independent ATM operators, experience a drop in the number of transactions we process during the Christmas season due to consumers’ greater tendency to shop in the vicinity of free ATMs and our closure of some of our ATM sites over the Christmas break. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.
Competition
      We compete with financial institutions and other independent ATM companies for additional ATM placements, new merchant accounts and acquisitions. Several of our competitors, namely national financial institutions, are larger, more established and while these entities may have fewer ATMs than we do, they have greater financial and other resources than us. For example, our major domestic competitors include banks such as Bank of America, US Bancorp and PNC Corp., as well as non-banks such as TRM. In the United Kingdom, we compete with several large non-bank ATM operators, including Cardpoint, TRM, Scott Tod and Hanco, as well as banks such as the Royal Bank of Scotland and Lloyds, among others. In Mexico, we compete primarily with national and regional financial institutions. However, many of our competitors do not have a singular focus on ATM management, and we believe this focus gives us a significant competitive advantage. In addition, we believe the scale of our extensive ATM network and our focus on customer service also provide significant competitive advantages.
U.S. Government and Industry Regulation
      Our principal business, ATM network ownership and operation, is not subject to significant government regulation. However, various aspects of our business are subject to state regulation. Our failure to comply with applicable laws and regulations could result in restrictions on our ability to provide our products and services in such states, as well as the imposition of civil fines.
      Americans with Disabilities Act. The ADA currently prescribes provisions that ATMs be made accessible to and independently usable by persons with vision impairments. The Department of Justice may adopt new accessibility guidelines under the ADA that will include provisions addressing ATMs and how to make them more accessible to the disabled. Under the proposed guidelines that have been published for comment, but not yet adopted, ATM height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities, among other modifications. If adopted, these new guidelines would affect the manufacture of ATM equipment going forward, and could require us to retrofit ATMs in our network as those ATMs are refurbished or updated for other purposes. We are committed to ensuring that all of our ATMs comply with all applicable ADA laws. Therefore, we have been developing plans which would bring all of our ATMs into compliance with the new guidelines within the allocated time period. In connection with our E*TRADE Access acquisition, we assumed obligations related to litigation instituted by the National Federation of the Blind relating to these matters. See “Legal Proceedings.” It is possible that through either a settlement or judgment entered in this lawsuit, our obligations to implement the new accessibility guidelines may be accelerated, but we do not believe such acceleration will result in significant additional costs over our current ADA upgrade effort.
      EPP and Triple DES. Data encryption makes ATMs more tamper-resistant. Two of the more recently developed advanced data encryption methods are commonly referred to as EPP and Triple DES. We have adopted a policy that any new ATMs that we acquire from a manufacturer must be EPP and Triple DES compliant. We have budgeted $12.8 million to accomplish this encryption upgrade all of our ATMs by the end of 2007. We believe this time frame will be acceptable to the major processing networks. However, if we must accelerate our upgrade schedule, we would also be required to significantly accelerate our capital expenditures with respect to these upgrades.
      Surcharge regulation. The imposition of surcharges is not currently subject to federal regulation. There have been, however, various state and local efforts to ban or limit surcharges, generally as a result of activities of consumer advocacy groups that believe that surcharges are unfair to cardholders. Generally, United States federal courts have ruled against these efforts. We are not aware of any existing surcharging bans or limits applicable to us in any of the jurisdictions in which we currently do business. Nevertheless, there can be no assurance that surcharges will not be banned or limited in the cities and states where we operate. Such a ban or limit would have a material adverse effect on us and other ATM operators.
      Electronic funds transfer network regulations. Electronic funds transfer regional networks have adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM network operators. The Electronic Fund Transfer Act, commonly known as Regulation E, is the major source of electronic funds transfer network regulations. The regulations promulgated under Regulation E establish the basic rights, liabilities, and responsibilities of consumers who use electronic fund transfer services and of financial institutions that offer these services. The services covered include, among other services, ATM transactions. Generally, Regulation E requires us to provide notice of the fee to be charged the consumer, establish limits on the consumer’s liability for unauthorized use of his card, provide receipts to the consumer, and establish protest procedures for the consumer. We believe that we are in material compliance with these regulations and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

U.K. Government and Industry Regulation
      In the United Kingdom, the Treasury Select Committee of the House of Commons heard evidence in 2005 from interested parties with respect to surcharges in the ATM industry. This committee was formed to investigate public concerns regarding the ATM industry. We understand that the areas of focus included adequacy of disclosure to ATM customers regarding surcharges, whether ATM providers should be required to provide free services in low-income areas and whether to limit the level of surcharges. The Committee recommended to Parliament that ATMs should be subject to the Banking Code, which is a voluntary code of practice adopted by all financial institutions in the United Kingdom. The U.K. government has yet to signal its acceptance of the Committee’s report. There is no certainty the report will be accepted. Should the report be accepted, the main impact of the Banking Code will be that ATM operators will be required to provide 30 days’ notice to the public prior to converting a surcharge-free ATM to one which charges surcharges. In practice, this notice will be achieved through the posting of signage beside the ATM for the 30 days prior to the change.
Mexico Government and Industry
      The regulation of ATMs in Mexico is controlled by the Central Bank and is similar to that of the U.S. or the U.K. in that you must have a sponsoring bank, specific signage that is required to be displayed on the exterior of the ATM and certain information regarding surcharging is required to be displayed on the screen of the ATM. Other issues like EPP and triple DES compliant upgrades are driven by global industry standards.
Legal Proceedings
      In connection with our E*TRADE Access acquisition, we assumed responsibility for a lawsuit instituted in Massachusetts Federal District Court (the “Court”) by the National Federation of the Blind (“NFB”) and the Commonwealth of Massachusetts. In this lawsuit, the plaintiffs initially sought to require E*TRADE Access to make all of the ATMs in its network “voice-enabled,” or capable of providing audible instructions to a visually-impaired person upon that person inserting a headset plug into an outlet at the ATM. In response to a motion filed by us, on February 22, 2005, the Court ruled that the plaintiffs were not entitled to this relief. Following the Court’s order, the plaintiffs filed an amended petition stating that we had failed to make ATM banking services fully accessible and independently usable by individuals who are blind. Believing that the plaintiffs’s amended petition was fatally defective in that it failed to precisely define the remedy sought by the plaintiffs, we filed a motion for summary judgment on this point. Likewise, the plaintiff’s filed a motion for summary judgment requesting the Court to issue an injunction requiring us to make our ATMs independently usable by the visually impaired. In February 2006, the Court agreed, in part, with our position and gave the NFB 90 days to specify a non-voice enabled remedy or face possible dismissal of some of their claims. In May 2006, NFB filed its response to the Court’s directive and has once again suggested to the Court that a “voice enabled” remedy is within the Court’s purview. At this date, we have not filed a response to this most recent filing by the NFB, but may do so in the near future. However, since the Court’s February 2006 order, we have filed two motions with the Court. The first motion seeks clarification of the Court’s February 2006 order on two issues, including: (i) whether the Court should dismiss that portion of the NFB’s claims against Cardtronics that are wrongly predicated on Cardtronics being deemed a banking institution; and (ii) whether the NFB must prove, with respect to certain of its claims, the date of construction on each building in which a Cardtronics ATM is installed. Our second motion challenges the NFB’s standing to bring the lawsuit. As a result of that later motion, all discovery in the case has been stayed pending the Court’s ruling on such motion. Hearings on these motions are expected in the third quarter of 2006.
      Pursuant to the ATM management agreement that we assumed in connection with the acquisition of the Winn-Dixie portfolio in 2003, Winn-Dixie was required to provide us with a rebate for most ATMs that were removed due to its store closures. Additionally, as part of that acquisition, we were designated as the beneficiary of a letter of credit under which we could make draws in the event Winn-Dixie refused to pay such rebates. Subsequent to drawing down the full $3.6 million available under such letter of credit, the former owner of the Winn-Dixie ATM portfolio initiated an arbitration action against us for restitution of a portion of such funds drawn by us. However, such arbitration action was settled in January 2006, the result of which had no material impact on our financial condition or results of operations.
      In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party, other than the litigation discussed above, will have a material adverse effect on our business, results of operations, cash flows or financial condition.
Employees
      As of June 30, 2006, we had approximately 259 employees. None of our employees is represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.
Facilities
      Our principal executive offices are located at 3110 Hayes Road, Suite 300, Houston, Texas 77082, and our telephone number is (281) 596-9988. We lease approximately 26,000 square feet of space under our Houston office lease and approximately 11,000 square feet in warehouse space in Houston, Texas and our satellite office in Temple, Texas. In addition we lease approximately 6,000 square feet of office space in Hatfield, Hertfordshire, England and approximately 2,400 square feet of office space in Mexico City, Mexico. Our facilities are leased pursuant to operating leases for various terms. We believe that our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space upon expiration of our current lease terms.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position

Jack Antonini	53	Chief Executive Officer, President and Director
J. Chris Brewster	57	Chief Financial Officer
Michael H. Clinard	39	Chief Operating Officer
Thomas E. Upton	50	Chief Administrative Officer
Fred R. Lummis	53	Director and Chairman of the Board of Directors
Robert P. Barone	69	Director
Frederick W. Brazelton	35	Director
Ralph H. Clinard	72	Director
Ron Coben	48	Director
Jorge M. Diaz	41	Director
Roger B. Kafker	44	Director
Michael A. R. Wilson	38	Director
Ronald Delnevo	51	Director and Chief Executive of Bank Machine Limited
      The following biographies describe the business experience of our executive officers and directors.
      Jack Antonini has served as our President and Chief Executive Officer and as a director since January 2003. From November 2000 to December 2002, Mr. Antonini served as a consultant for JMA Consulting, providing consulting services to the financial industry. During 2000, Mr. Antonini served as chief executive officer and president of Globeset, Inc., an electronic payment products and services company. From August 1997 to February 2000, Mr. Antonini served as executive vice president of consumer banking at First Union Corporation of Charlotte, N.C. From September 1995 to July 1997, he served as vice chairman and chief financial officer of First USA Corporation, which was acquired by Bank One in June 1997. Mr. Antonini held various positions from March 1985 to August 1995 at San Antonio-based USAA Federal Savings Bank, serving as vice chairman, president and chief executive officer from August 1991 to August 1995. He is a certified public accountant and holds a bachelor of science degree in business and accounting from Ferris State University in Michigan. Mr. Antonini also serves as a director of the Electronic Funds Transfer Association.
      J. Chris Brewster has served as our Chief Financial Officer since joining us in February 2004. From September 2002 until February 2004, Mr. Brewster provided consulting services to various businesses. From October 2001 until September 2002, Mr. Brewster served as executive vice president and chief financial officer of Imperial Sugar Company, a Nasdaq-quoted refiner and marketer of sugar and related products. From March 2000 to September 2001, Mr. Brewster served as chief executive officer and chief financial officer of WorldOil.com, a privately-held Internet, trade magazine, book and catalog publishing business. From January 1997 to February 2000, Mr. Brewster served as a partner of Bellmeade Capital Partners, LLC, a merchant banking firm specializing in the consolidation of fragmented industries. From March 1992 to September 1996, he served as Chief Financial Officer of Sanifill, Inc., a New York Stock Exchange-listed environmental services company. From May 1984 to March 1992, he served as Chief Financial Officer of National Convenience Stores, Inc., a New York Stock Exchange-listed operator of 1,100 convenience stores. He holds a bachelor of science degree in industrial management from the Massachusetts Institute of Technology and a master of business administration from Harvard Business School.
      Michael H. Clinard has served as our Chief Operating Officer since he joined the company in August 1997. He holds a bachelor of science degree in business management from Howard Payne University. Mr. Clinard also serves as a director and treasurer of the ATM Industry Association.

      Thomas E. Upton has served as our Chief Administrative Officer since February 2004. From June 2001 to February 2004, Mr. Upton served as our Chief Financial Officer and Treasurer. From February 1998 to May 2001, Mr. Upton was the chief financial officer of Alegis Group LLC, a national collections firm. Prior to joining Alegis, Mr. Upton served as a financial executive for several companies. He is a certified public accountant with membership in the Texas Society of Certified Public Accountants, and holds a bachelor of business administration degree from the University of Houston.
      Fred R. Lummis has served as a director and our Chairman of the board since June 2001. Mr. Lummis is a co-founder and managing partner of The CapStreet Group, LLC, CapStreet II, L.P. and CapStreet Parallel II, L.P. From June 1998 to May 2000, Mr. Lummis served as chairman and chief executive officer of Advantage Outdoor Company, an outdoor advertising company. From September 1994 to June 1998, Mr. Lummis served as chairman and chief executive officer of American Tower Corporation, a nationwide communication tower owner and operator. Mr. Lummis now serves as a director of American Tower Corporation, Amegy Bancorporation Inc. and several private companies. Mr. Lummis holds a bachelor of arts degree in economics from Vanderbilt University and a master of business administration degree from the University of Texas at Austin.
      Robert P. Barone has served as a director since September 2001. Mr. Barone has more than 40 years of sales, marketing and executive leadership experience in various positions at Diebold, NCR, Xerox and the Electronic Funds Transfer Association. Since December 1999, Mr. Barone has served as a consultant for SmartNet Associates, Inc., a private financing service. Additionally, from May 1997 to November 1999, Mr. Barone served as Chairman of the Board of PetsHealth Insurance, Inc., a pet health insurance provider. From September 1988 to September 1994, he served as board vice-chairman, president and chief operating officer at Diebold. He holds a bachelor of business administration degree from Western Michigan University and a master of business administration degree from Indiana University. A founder and past chairman of the Electronic Funds Transfer Association, Mr. Barone is now chairman emeritus of the Electronic Funds Transfer Association.
      Frederick W. Brazelton has served as a director since June 2001. Mr. Brazelton is a partner of The CapStreet Group, which he joined in August 2000. From July 1996 to July 1998, Mr. Brazelton worked for Hicks, Muse, Tate & Furst, a private equity firm in Dallas, and from June 1994 to June 1995, he worked for Willis, Stein & Partners, a private equity firm in Chicago. He holds a bachelor of business administration from the Business Honors Program at the University of Texas at Austin and a master of business administration degree from Stanford Graduate School of Business. Mr. Brazelton also serves as the chairman of the board of directors of River Oaks Imaging and Diagnostic Group, Inc., a provider of diagnostic imaging services.
      Ralph H. Clinard has served as a director since June 2001. Mr. Clinard founded the predecessor to our company in 1989 and was with us until he retired as president and chief executive officer in January 2003. Prior to founding our predecessor, Mr. Clinard served with Exxon Corporation, an integrated oil company, working in various positions for almost 30 years. Mr. Clinard holds a bachelor of science degree in mathematics from Muskingum College and a bachelor of science degree in mechanical engineering from Pennsylvania State University. Mr. Clinard is currently retired.
      Ron Coben has served as a director since July 2002. Mr. Coben is currently the president of Think So, LLC, a marketing and business process consulting firm serving financial institutions and non-banking entities. Mr. Coben also served as the President and CEO of MessagePro, Inc. from November 2001 to May 2005. From October 1989 to June 1996, Mr. Coben was senior vice president, and from June 1996 to November 2001, Mr. Coben was executive vice president of consumer and business banking for Bank United Corp., which was acquired by Washington Mutual, Inc. in February 2001. Mr. Coben also served as executive vice president at Washington Mutual, Inc. from February 2001 to November 2001. Mr. Coben holds a bachelor of business administration degree from the University of Texas at Austin.
      Jorge M. Diaz has served as a director since December 2004. Mr. Diaz has served as President and Chief Executive Officer of Personix, a division of Fiserv, since April 1994. In January 1985, Mr. Diaz co-founded National Embossing Company, a predecessor company to Personix. Mr. Diaz sold National Embossing Company to Fiserv in April 1994.
      Roger B. Kafker has served as a director since February 2005. Mr. Kafker is a Managing Director at TA Associates and concentrates on management-led buyouts and recapitalizations in growth service businesses in the financial, consumer and healthcare services industries. He serves as a Director of Clayton Holdings, CompBenefits Corporation, Florida Career College and Preferred Freezer Services. Mr. Kafker has served on the Boards of Affiliated Managers Group, Allegis Realty Investors (now UBS Realty Investors), And 1, ANSYS, Boron, LePore & Associates, Cupertino Electric, EYP Mission Critical Facilities, HVL, Monarch Dental Corporation and Thomson Advisory Group (now PIMCO Advisors). Prior to joining TA in 1989, he was employed by Bankers Trust Company of New York, where he worked on leveraged acquisitions. Mr. Kafker received a BA degree, magna cum laude, Phi Beta Kappa, in History from Haverford College and an MBA degree, with Honors, from the Harvard Business School.
      Michael A. R. Wilson has served as a director since February 2005. Mr. Wilson is a Managing Director at TA Associates where he focuses on growth investments and leveraged buyouts of financial services, business services and consumer products companies. He also serves on the Boards of Advisory Research, Inc., EYP Mission Critical Facilities and Numeric Investors. He formerly served on the Boards of United Pet Group and Chartered Marketing Services. Prior to joining TA in 1992, Mr. Wilson was a Financial Analyst in Morgan Stanley’s Telecommunications Group. In 1994, he joined Affiliated Managers Group, a TA-backed financial services start-up, as Vice President and a member of the founding management team. Mr. Wilson received a BA degree, with Honors, in Business Administration from the University of Western Ontario and an MBA degree, with Distinction, from the Harvard Business School.
      Ronald Delnevo has served as Managing Director of Bank Machine for four years and has been with Bank Machine (formerly the ATM division of Euronet) since 1998. Prior to joining Bank Machine, Mr. Delnevo served in various consulting roles in the retail sector, served as a board director of Tie Rack PLC for five years and spent seven years with British Airports Authority in various commercial roles. Mr. Delnevo was educated at Heriot Watt University in Edinburgh, and currently holds a degree in business organization and a diploma in personnel management.
Our Board of Directors and Executive Officers
      Our board of directors consists of ten persons. Members of our board are elected at our annual meeting of stockholders for terms expiring upon their resignation or until their successor is duly elected.
      Our executive officers are appointed by the board on an annual basis and serve until removed by the board or their successors have been duly appointed.
Committees of the Board
      Our board of directors has appointed an audit committee, a compensation committee and a nominating committee. The audit committee currently consists of Messrs. Barone, Coben and Clinard with Mr. Barone serving as the committee’s chairman and designated financial expert. The compensation committee currently consists of Messrs. Lummis, Wilson and Diaz and the nominating committee currently consists of Messrs. Lummis, Brazelton, Wilson and Kafker.
      On an annual basis, the audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management and, once subject to the SEC rules and regulations, will recommend to our board of directors whether such audited financials should be included in our Annual Reports on Form 10-K to be filed with the SEC.
      The compensation committee reviews and either approves, on behalf of our board of directors, or recommends to the board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans.
      The nominating committee assists our board of directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of stockholders, subject to the nominating requirements contained in our investor’s agreement.
      We do not have a corporate governance committee. The independent directors of our board fulfill the responsibilities of a corporate governance committee by developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.
Director Compensation
      We pay each of our non-employee directors $1,000 per board meeting attended. Directors who are also are employed by us do not receive fees for attending board or committee meetings. All of our directors are reimbursed for their reasonable expenses in attending board and committee meetings. In addition, we are in the process of establishing a plan which would permit each director to receive compensation for board service in the form of common shares and to defer receipt of this compensation for a period of time selected by the director that terminates no later than the date he ceases to be a director.
Executive Compensation
      The table below sets forth summary information concerning the compensation awarded to our chief executive officer and our four other most highly paid executive officers in the year ended December 31, 2005. The individuals listed below are referred to in this prospectus as our named “executive officers”.
Summary Compensation Table

	Annual Compensation

Name and Principal Position	Salary	Bonus

Jack Antonini	$330,750	$125,000	(1)
Chief Executive Officer, President and Director
J. Chris Brewster	236,250	100,000	(1)
Chief Financial Officer
Michael H. Clinard	220,500	100,000	(1)
Chief Operating Officer
Thomas E. Upton	210,000	50,000	(1)
Chief Administrative Officer
Drew Soinski(2)	128,869	175,000	(1)(3)
Chief Marketing Officer

(1)	Reflects bonuses earned for the year ended December 31, 2005 and paid in 2006.

(2)	Mr. Soinski’s employment with the Company ended on August 28, 2006.

(3)	Includes a relocation bonus of $50,000.

Option Grants in Last Fiscal Year
      The following table sets forth information with respect to all stock options granted by the Company in 2005 to the named executive officers:

	Number of	% of Total
	Securities	Options
	Underlying	Granted to	Exercise or		Grant Date
	Options	Employees in	Base Price	Expiration	Present
	Granted(1)	Fiscal Year	($/Share)	Date	Value $(2)

Drew Soinski	50,000	23.8%	$83.84	8/1/2015	$422,783

(1)	The ten-year options granted in 2005 vest ratably over four years beginning one year following the date of grant.

(2)	The Black-Scholes option pricing model was utilized to determine the grant date present value of the stock options granted in 2005. Under the Black-Scholes option pricing model, the grant date present value of the stock options referred to in the table above was calculated to be $8.46 per share. The following facts and assumptions were utilized in making such calculation: (a) an unadjusted exercise price $83.84 per share; (b) a fair market value of $83.84 per share on the date of grant; (c) no dividend yield; (d) a term of five years; (e) no volatility; and (f) an assumed risk-free interest rate of 4.16%, which approximated the yield on the five year treasury note on the date of grant. No other discounts or restrictions related to the vesting or the likelihood of vesting of the stock options were applied. The resulting grant date present value per share amount was multiplied by the total number of stock options granted to determine the total grant date present value figure above.
Option Exercises in Last Fiscal Year and Year-End Option Values
      The following table presents information concerning the stock options exercised during the last fiscal year by each of our named executive officers and the fiscal year-end value of unexercised options held by each of our named officers as of December 31, 2005.

			Number of Shares		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Shares		Options at Year-End		Options at Year-End(1)
	Acquired	Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Jack Antonini(2)	—	—	—	—	$—	$—
J. Chris Brewster	—	—	15,000	30,000	$477,591	$955,182
Michael H. Clinard	—	—	18,683	—	$1,419,859	$—
Thomas E. Upton	—	—	22,354	1,250	$1,728,278	$90,137
Drew Soinski	—	—	—	50,000	$—	$—

(1)	There was no public market for our common stock on December 31, 2005. Accordingly, we calculated these values based on an estimated price per share of $83.84, as determined by management, less the applicable exercise prices.

(2)	Mr. Antonini only owns restricted shares in the Company and has not been granted any options to purchase the Company’s common stock.
Employment-Related Agreements of Named Executive Officers
      Employment Agreement with Jack Antonini. In January 2003, we entered into an employment agreement with Jack Antonini. Mr. Antonini’s January 2003 employment agreement was last amended in January 2005. Under his employment agreement, Mr. Antonini receives a monthly salary of $27,562 and his term of employment runs through January 31, 2008. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Antonini may be entitled to an annual bonus of up to 40% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, should we terminate Mr. Antonini without cause, he will be entitled to receive severance pay equal to his base salary for the lesser of twelve months or the number of months remaining under his employment contract.
      Employment Agreement with Michael H. Clinard. In June 2001, we entered into an employment agreement with Michael H. Clinard. Mr. Clinard’s June 2001 employment agreement was amended in January 2005. Under his employment agreement, Mr. Clinard receives a monthly salary of $18,375 and his term of employment runs through January 31, 2008. On each anniversary of the agreement, Mr. Clinard’s annual compensation is subject to increases as determined by our compensation committee in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Clinard may be entitled to an annual bonus of up to 15% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, (a) if he terminates his employment for good reason, as defined in the employment agreement, then he is entitled to continue to receive payments of base salary from us for the lesser of twelve months or the number of months remaining under his employment contract following his termination, and (b) if he dies or becomes totally disabled, as defined in the employment agreement, then he is entitled to receive the difference between his base salary and any disability benefits received by him under our disability benefit plans for the lesser of twelve months or the number of months remaining under his employment contract following his death or disability, as applicable.
      Employment Agreement with Thomas E. Upton. In June 2001, we entered into an employment agreement with Thomas E. Upton. Mr. Upton’s June 2001 employment agreement was amended in January 2005. Under his employment agreement, Mr. Upton receives a monthly salary of $17,500 and his term of employment runs through January 31, 2008. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Upton may be entitled to an annual bonus of up to 15% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, should we terminate Mr. Upton without cause, or should Mr. Upton terminate his employment with us for good reason, as defined in the employment agreement, he will be entitled to receive severance pay equal to his base salary for twelve months.
      Employment Agreement with J. Chris Brewster. In March 2004, we entered into an employment agreement with J. Chris Brewster which was amended on February 10, 2005. The amended agreement provides for an initial term ending January 31, 2008. Under the amended employment agreement, Mr. Brewster is entitled to receive a current monthly base salary of $19,687, subject, on each anniversary of the agreement, to increases as determined by our board of directors in its sole discretion, with such increases being targeted to be 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our compensation committee, Mr. Brewster may be entitled to an annual bonus of up to 40% of his base salary. This bonus will be determined in the sole discretion of our compensation committee. Further, should we terminate Mr. Brewster without cause, or should Mr. Brewster terminate his employment with us for good reason, as defined in the employment agreement, he will be entitled to receive severance pay equal to his base salary for twelve months.
      Employment Agreement with Drew Soinski. In July 2005, we entered into an employment agreement with Drew Soinski. Such agreement provides for an initial term ending August 1, 2008. Under the agreement, Mr. Soinski is entitled to receive a current monthly base salary of $20,833, subject, on each anniversary of the agreement, to increases as determined by our board of directors in its sole discretion, with such increases being targeted at 5% of the previous year’s base salary. In addition, subject to the achievement of certain performance standards as set by our compensation committee, Mr. Soinski may be entitled to an annual bonus of up to 50% of his base salary. The bonus will be determined in the sole discretion of our compensation committee. Further, should we terminate Mr. Soinski without cause, or should Mr. Soinski terminate his employment with us for good reason, as defined in the employment agreement, he will be entitled to receive severance pay equal to his base salary for twelve months.
      Common Provisions of Employment-Related Agreements of Named Executive Officers. Several provisions are common to the employment agreements of our named executive officers. For example:

•	Each employment agreement requires the employee to protect the confidentiality of our proprietary and confidential information.

•	Each employment agreement requires that the employee not compete with us or solicit our employees or customers for a period of 24 months following the term of his employment.

•	Each employment agreement provides that the employee may be paid an annual bonus based on certain factors and objectives set by our compensation committee, with the ultimate amount of any bonus paid determined at the direction of our compensation committee.
Compensation Committee Interlocks and Insider Participation
      None of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers served as a director or member of our compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Preferred Stock Private Placement
      In February 2005, we issued 894,568 shares of our Series B Convertible Preferred Stock to investment funds controlled by TA Associates, Inc. for aggregate gross proceeds of $75.0 million. In connection with this offering, we also appointed Michael Wilson and Roger Kafker, who are designees of TA Associates, Inc. to our board of directors. Approximately $24.8 million of the net proceeds of this offering were used to redeem all of the outstanding shares of our Series A Preferred Stock from affiliates of The CapStreet Group, LLC. The remaining net proceeds were used to repurchase approximately 24% of our outstanding shares of common stock, and vested options to purchase our common stock, at a price per share of $83.8394, pursuant to an offer to purchase such shares of stock from all of our stockholders on a pro rata basis. As part of this transaction, we repurchased 353,878 shares of our common stock from affiliates of The CapStreet Group for $29.7 million. We also repurchased shares of common stock from our executive officers and directors as described below under “— Transactions with Our Directors and Officers.”
      After the maturity of the notes offered hereby, or February 10, 2012 in the event the notes are no longer outstanding, holders of a majority of the outstanding shares of our Series B Convertible Preferred Stock may cause us to redeem all of the outstanding shares of preferred stock at the original issuance price less any dividends or distributions previously paid on such shares. In the event that we do not have sufficient funds legally available to redeem all outstanding shares of preferred stock upon an election of redemption, we would be required to pay interest on such unpaid amounts of 10% per annum, increasing 0.5% each quarter. If we are unable to redeem all shares of preferred within 180 days of an election of redemption, the holders of our preferred stock would be entitled to appoint a majority of our board of directors.
Investors Agreement
      On June 4, 2001, we entered into an investors agreement with CapStreet II, L.P., CapStreet Parallel II, L.P., Ralph H. Clinard, a current director and our then president and chief executive officer, Michael H. Clinard, our chief operating officer, Brian R. Archer, our executive vice president of marketing, and the other stockholders of the company. We amended and restated our investors agreement in connection with our February 2005 preferred stock offering and further amended our investors agreement in connection with our acquisition of Bank Machine in April 2005. All of our stockholders are parties to the investors agreement.
      The following description of the investors agreement, as amended, may be helpful to your understanding of the relationships among our stockholders. You should be aware that the investors agreement, other than the provisions relating to registration rights, will be terminated in connection with an initial public offering of our common stock.
      Board Composition. Our board of directors consists of ten individuals designated in accordance with our investors agreement. Our stockholders agreed to vote their shares to elect to the board of directors two nominees designated by CapStreet; two nominees designated by TA Associates; Ralph Clinard, for so long as he owns 10% or more of our stock; our Chief Executive Officer; Ronald Delnevo, the Chief Executive Officer of our United Kingdom operations; and up to three additional independent directors nominated by our nominating committee. CapStreet designated Fred R. Lummis and Frederick W. Brazelton as its board nominees and TA Associates designated Michael Wilson and Roger Kafker as its board nominees. Our investors agreement also requires our board of directors to maintain a nominating committee comprised of the CapStreet and TA Associates board nominees and a compensation committee comprised of one CapStreet board nominee, one TA Associate nominee and one independent director.
      Preemptive Rights and Transfer Provisions. Under our investors agreement, if we propose to issue shares of our common stock, other than in connection with a public offering, issuances to employees and directors and certain corporate transactions, we must provide each of our stockholders who is an accredited investor the opportunity to purchase a pro rata amount of such securities. In addition, in the event a stockholder proposes to transfer any of our shares of common stock, each of our other stockholders has the right to purchase such shares. We have a right of first refusal to purchase any such shares that are not purchased by our stockholders.
      Repurchase Option. Under the investors agreement, if any employee who is employed pursuant to a written employment agreement is terminated from employment with us for cause (as defined in their respective employment agreements with us), then we, at our option, may purchase all of the securities held by such person for a purchase price equal to the fair market value of such securities.
      Business Opportunities. CapStreet and TA Associates are private equity funds, and they invest in, have representatives who serve on the board of directors and other governing boards of, serve as officers of, provide services to and have minority and controlling ownership interests in existing and future portfolio companies. We have agreed that, except for opportunities that come to the attention of any of the board designees of CapStreet or TA Associates, in his or her capacity as a director of the company, the relationship between us and CapStreet and TA Associates will not prohibit any of them from engaging in activities related to their operations as private equity fund for their own account, or require any of them to make any business opportunities available to us, even if any of their activities or business opportunities competes with the our business.
      Registration Rights. The investors agreement grants each of CapStreet and TA Associates the right to demand that we file a registration statement with the SEC to register the sale of all or a portion of their shares of common stock. Subject to certain limitations, we will be obligated to register these shares upon the demand of CapStreet or TA Associates, for which we will be required to pay the registration expenses. In connection with any such demand registration, the other stockholders who are parties to the investors agreement may be entitled to include their shares in that registration under certain piggyback registration rights granted under the investors agreement to these other stockholders. In addition, if we propose to register equity securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration as well. In connection with any registration, we will pay the expenses of any such selling stockholders and indemnify each holder of registrable securities covered by a registration statement against liabilities arising out of or related to such registration statement or the preliminary registration statement or registration statement included as part of such registration statement.
Transactions with our Directors and Officers
      Fred R. Lummis, the chairman of our board of directors, is also a managing director of The CapStreet Group, LLC, the ultimate general partner of CapStreet II, L.P. and CapStreet Parallel II, L.P., our shareholders. Frederick W. Brazelton, one of our directors, is also a partner of The CapStreet Group, LLC. CapStreet II, L.P. and CapStreet Parallel II, L.P. together own a majority interest in MessagePro, Inc., and Fred R. Lummis and Frederick W. Brazelton are each members of the board of directors of MessagePro, Inc. Michael Wilson and Roger Kafker, our directors, are each managing directors of TA Associates, affiliates of which are our shareholders and own a majority of our outstanding shares of Series B Preferred Stock.
      Prior to the completion of this exchange offer, we had loans outstanding to the following executive officers: Mr. Antonini, who borrowed $940,800 from us during 2003 to purchase 80,000 of our restricted shares, of which $891,395 is currently outstanding, including accrued interest; Mr. Michael Clinard, who borrowed $292,342 from us during 2003 to exercise stock options and purchase 43,484 shares of our common stock, of which $228,530 is currently outstanding, including accrued interest; and Mr. Upton, who borrowed $131,205 from us during 2003 to exercise stock options and purchase 21,104 shares of our common stock, of which $102,567 is currently outstanding, including accrued interest. Additionally, Mr. Ralph Clinard borrowed $442,319 from us during 2003 to exercise stock options and purchase 64,938 shares of our common stock. Mr. Ralph Clinard repaid his loan in full on January 15, 2004. The rate of interest on each of these loans is 5% per annum. Additionally, during 2003 we made loans in an aggregate amount of approximately $500,000 to some of our non-executive officers sufficient for those non-executive officers to exercise stock options, of which approximately $331,818 is currently outstanding. The interest rate on these loans is 5% per annum. The above-referenced loans with our executive officers were repaid in full, including any accrued but unpaid interest related thereto, on September 13, 2006. Such repayments were made by tendering mature shares of our common stock currently held by such executive officers, at fair market value.
      In 2003, our board of directors approved the issuance of 80,000 shares of restricted stock to Jack Antonini in exchange for a promissory note in the amount of $940,800, or $11.76 per share. The terms of his restricted stock award are set forth in a restricted stock agreement between us and Mr. Antonini. Beginning on the date of grant, Mr. Antonini, as the owner of the shares, has the right to vote his shares. Under the restricted stock agreement, we may repurchase a portion of Mr. Antonini’s shares prior to January 20, 2007 in some circumstances such as the termination of his employment for cause. The agreement also contained a provision allowing Mr. Antonini to “put” to us an amount of his restricted shares sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. On February 4, 2004, we and Mr. Antonini amended the restricted stock agreement to remove Mr. Antonini’s “put” right. Mr. Antonini is a signatory to our investors agreement and has tag-along rights thereunder with respect to the restricted shares, meaning that if any securityholder that is a party to the investors agreement proposes to transfer greater than 5% of our outstanding securities, Mr. Antonini will have the right to transfer a pro rata portion of his restricted shares.
      Pursuant to our offer to repurchase shares of our common stock using a portion of the net proceeds from our February 2005 preferred stock offering, we purchased shares of our common stock from each of our executive officers and directors at a price per share of $83.8394. We purchased 9,492 shares from Jack Antonini, 23,453 shares from Michael Clinard, 7,956 shares from Thomas Upton, and 130,737 shares from Ralph Clinard.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of July 31, 2006:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of the executive officers identified in the summary compensation table;

•	each of our directors; and

•	all directors and named executive officers as a group.
      Footnote 1 below provides a brief explanation of what is meant by the term “beneficial ownership.” Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them. The address for each executive officer and director set forth below, unless otherwise indicated, is c/o Cardtronics, Inc., 3110 Hayes Road, Suite 300, Houston, Texas 77082. The address of each of CapStreet II, L.P., CapStreet Parallel II, L.P., and Messrs. Lummis and Brazelton is c/o The CapStreet Group, LLC, 600 Travis Street, Suite 6110, Houston, Texas 77002. The address of TA Associates, Inc. and Messrs. Wilson and Kafker is c/o TA Associates, High Street Tower, 125 High Street, Suite 2500, Boston, Massachusetts 02110.

	Number of Shares	Percent of
	of Common Stock	Common Stock
Name of Beneficial Owner(1)	Beneficially Owned	Beneficially Owned

5% Stockholders:
CapStreet II, L.P.	1,017,958	34.5%
CapStreet Parallel II, L.P.	119,501	4.0%
TA Associates, Inc.(2)	894,568	30.3%
Ralph H. Clinard(3)	420,225	14.2%
Directors and Executive Officers:
Fred R. Lummis(4)	1,137,459	38.5%
Michael Wilson(5)	894,568	30.3%
Roger Kafker(6)	894,568	30.3%
Jack Antonini	70,508	2.4%
Michael H. Clinard(7)	75,382	2.6%
Thomas E. Upton(8)	36,752	1.2%
J. Chris Brewster(9)	30,000	1.0%
Ronald Delnevo(10)	23,209	*
Drew Soinski(11)	12,500	*
Robert P. Barone(12)	4,316	*
Frederick W. Brazelton	—	—
Ron Coben(13)	4,316	*
Jorge M. Diaz(14)	2,500	*
All executive officers and directors as a group (13 persons)	2,711,735	91.2%

*	Less than 1% of the outstanding common stock.

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership,” meaning ownership of shares as to which a person has or shares investment or voting power. For the purpose of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of July 31, 2006 that such person or group has the right to acquire within 60 days after such date.

(2)	The shares owned by TA Associates, Inc. through certain of its affiliated funds, including TA IX L.P., TA/ Atlantic and Pacific IV L.P., TA/ Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P., which we collectively refer to as the TA Funds, are Series B Preferred shares which are convertible into our common stock on a share for share basis.

(3)	Mr. Clinard is a member of our board of directors.

(4)	The shares indicated as being beneficially owned by Mr. Lummis are owned directly by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis serves as a Managing Director of The CapStreet Group, the ultimate general partner of both CapStreet II, L.P. and CapStreet Parallel II, L.P. As such, Mr. Lummis may be deemed to have a beneficial ownership of the shares owned by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis disclaims beneficial ownership of such shares.

(5)	Mr. Wilson serves as a Managing Director of TA Associates, Inc., the ultimate general partner of the TA Funds. As such, Mr. Wilson may be deemed to have a beneficial ownership of the shares owned by the TA Funds. Mr. Wilson disclaims beneficial ownership of such shares.

(6)	Mr. Kafker serves as a Managing Director of TA Associates, Inc., the ultimate general partner of the TA Funds. As such, Mr. Kafker may be deemed to have a beneficial ownership of the shares owned by the TA Funds. Mr. Kafker disclaims beneficial ownership of such shares.

(7)	Includes options to purchase 18,683 shares of common stock exercisable by Michael H. Clinard.

(8)	Includes options to purchase 23,604 shares of common stock exercisable by Thomas E. Upton.

(9)	Represents options to purchase 30,000 shares of common stock exercisable by J. Chris Brewster.

(10)	Represents 13,209 shares of our Series B Preferred stock which are convertible into our common stock on a share for share basis and options to purchase 10,000 shares of common stock exercisable by Ronald Delnevo.

(11)	Represents options to purchase 12,500 shares of common stock exercisable by Drew Soinski.

(12)	Represents options to purchase 4,316 shares of common stock exercisable by Robert P. Barone.

(13)	Represents options to purchase 3,937 shares of common stock exercisable by Ron Coben.

(14)	Represents options to purchase 2,500 shares of common stock exercisable by Jorge Diaz.

DESCRIPTION OF OTHER INDEBTEDNESS
Bank Credit Facilities
      On May 17, 2005, in connection with the acquisition of Bank Machine, we replaced our then existing bank credit facility with new facilities provided by BNP Paribas and Bank of America, N.A. Such facilities were comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. Borrowings under the facilities were utilized to repay our existing bank credit facility in full and to fund the acquisition of Bank Machine. As of December 31, 2005, the first and second lien term facilities were fully repaid and retired, as discussed below, and approximately $45.8 million was outstanding under the new revolving credit facility.
      On August 12, 2005, we sold $200.0 million in senior subordinated notes pursuant to Rule 144A of the Securities Act of 1933, and utilized the net proceeds from such offering, along with approximately $7.1 million in borrowings under our new revolving credit facility and cash on hand, to repay all of the outstanding borrowings under our recently executed first and second lien term loan facilities, including all accrued and unpaid interest related thereto. Additionally, the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million immediately following this transaction. However, in February 2006, we amended the revolving credit facility to remove and modify certain restrictive covenants contained within the facility and to reduce the maximum borrowing capacity from $150.0 million to $125.0 million. Although the maximum borrowing capacity was reduced, the overall effect of the amendment was to increase our liquidity and financial flexibility through the removal and modification of certain restrictive covenants, as contained in the previous revolving credit facility. Such covenants, which were originally structured to accommodate an acquisitive growth strategy, have either been eliminated or modified to reflect a greater reliance on our internal growth initiatives, as previously discussed. As a result of this amendment, we had approximately $52.6 million in borrowing capacity under the revolving credit facility as of June 30, 2006. Additionally, we recorded a pre-tax charge of approximately $0.5 million associated with the write-off of previously deferred financing costs related to the facility in connection with this amendment. Any amounts drawn under the revolving credit facility are not due until the facility’s final maturity date in May 2010.
      As noted above, we are required to comply with certain restrictive covenants that are contained in our amended revolving credit facility, including (i) limitations on the amount of senior debt that we can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, and (iii) limitations on the amount of capital expenditures that we can incur on a rolling 12-month basis.
      Borrowings under our revolving credit facility bear interest at a variable rate based upon the London Interbank Offered Rate (“LIBOR”) or prime rate, at our option. At June 30, 2006, the weighted average interest rate on our outstanding facility borrowings was approximately 8.3%. Borrowings are secured by a lien on substantially all of our domestic subsidiaries’ assets (excluding equity interests in foreign subsidiaries). The borrowings are also secured by the equity interests in our direct foreign subsidiaries and the direct subsidiaries of our domestic subsidiaries (limited to 66% of the voting interests in the direct foreign subsidiaries and 100% of the non-voting interests in such direct foreign subsidiaries), and contain customary covenants and events of default.
      In addition to the above domestic credit facility, Bank Machine has a £2.0 million unsecured overdraft and borrowing facility that expires in July 2007. Such facility, which bears interest at 1.75% over the bank’s base rate (currently 4.75%), is utilized for general corporate purposes for our United Kingdom operations. No borrowings were outstanding under such facility as of June 30, 2006. However, Bank Machine has posted a £275,000 bond under such facility, which reduces the amount available for future borrowings under the facility to £1.725 million.

ATM Cash Management Agreements
      In the U.S., we rely on agreements with Bank of America, N.A. and with Palm Desert National Bank to provide use with all of the cash that we use in approximately 10,750 of our domestic ATMs where cash is not provided by the merchant. In addition, we rely on agreements with Alliance & Leicester Commercial Bank to provide us with all of the cash that we use in approximately 750 of our United Kingdom. ATMs where cash is not provided by the merchant. In Mexico, we currently relay on Bansi Bank to provide us with the cash we need for ATMs where cash is not provided by the merchant. As of June 30, 2006, the balance of cash held in our domestic ATMs was approximately $360.6 million, over 98% of which was supplied by Bank of America. In the United Kingdom, the balance of cash held in our ATMs as of June 30, 2006 was approximately $83.8 million. In Mexico, the balance of cash in our ATMs as of June 30, 2006 was approximately $21.5 million pesos ($1.9 million U.S.). We pay a fee for our usage of this cash on the total amount of vault cash that we are using at any given time. At all times during the use of this cash, it belongs to the cash providers, and we are unable and prohibited from obtaining access to such cash. Based on the foregoing, such cash, and the related obligations, are not reflected in our consolidated financial statements.

DESCRIPTION OF THE NEW NOTES
      The New Notes will be issued, and the outstanding notes were issued, under an Indenture dated as of August 12, 2005 (the “Indenture”) among the Company, the Initial Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”), in a private transaction that is not subject to the registration requirements of the Securities Act. See “Notice to Investors.” The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
      The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the New Notes. The Company has filed the Indenture for an exhibit to the registration statement of which this prospectus is a part.
      You can find the definitions of certain terms used in this description below under the caption “— Certain Definitions.” Certain defined terms used in this description but not defined below under the caption “— Certain Definitions” have the meanings assigned to them in the Indenture. In this description, the word “Company” refers only to Cardtronics, Inc. and not to any of its subsidiaries and the “Notes” refer to the New Notes and the outstanding notes.
      If the exchange offer contemplated by this prospectus (the “Exchange Offer”) is consummated, Holders of outstanding notes who do not exchange those notes for new notes in the Exchange Offer will vote together with Holders of new notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the Holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any outstanding notes that remain outstanding after the Exchange Offer will be aggregated with the new notes, and the Holders of such outstanding notes and the new notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the notes outstanding shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the outstanding notes and the new notes then outstanding.
Brief Description of the Notes
      The Notes:

•	are general unsecured obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Debt of the Company, including the Indebtedness of the Company under the Credit Agreement;

•	are pari passu in right of payment with all existing and any future senior subordinated Indebtedness of the Company;

•	are senior in right of payment to all existing and any future subordinated Indebtedness of the Company;

•	are guaranteed by the Guarantors as described under “— Note Guarantees”; and

•	are effectively subordinated to all existing and any future Indebtedness and other liabilities of the Company’s Subsidiaries that are not Guarantors.
      As of July 31, 2006, the Company and Initial Guarantors had outstanding Indebtedness of approximately $44.1 million, all of which was Senior Debt, and the Company’s subsidiaries that are not guaranteeing the Notes had approximately $11.2 million of indebtedness and other liabilities, not including intercompany liabilities. All of the Senior Debt outstanding as of the date of this filing represents borrowings under our existing bank credit facility, none of which is held by the Initial Guarantors. However, the Initial Guarantors have been designated as guarantors of such Senior Debt.
      As of the date of this prospectus, all of our subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the Indenture and will not guarantee the Notes.
      Any outstanding notes that remain outstanding after the completion of the Exchange Offer, together with the new notes issued in connection with the Exchange Offer and any other notes issued under the indenture then outstanding, will be treated as a single class of securities under the Indenture.
Principal, Maturity and Interest
      The Indenture provides for the issuance by the Company of Notes with an unlimited principal amount, of which $200.0 million were issued on August 12, 2005. The Company may issue additional notes (the “Additional Notes”) from time to time. Any offering of Additional Notes is subject to all of the covenants of the Indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness”. The Notes and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on August 15, 2013.
      Interest on the Notes will accrue at the rate of 9.250% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on February 15, 2006. The Company will make each interest payment to the Holders of record on the immediately preceding February 1 and August 1. Any Additional Interest due will be paid on the same dates as interest on the Notes. See “— Registration Rights; Additional Interest.”
      Interest on the New Notes will accrue from August 12, 2005 or, if interest has already been paid, on the Notes, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Methods of Receiving Payments on the Notes
      If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within The City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.
Paying Agent and Registrar for the Notes
      The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.
Transfer and Exchange
      A Holder may transfer or exchange Notes in accordance with the Indenture and the procedures described in “Notice to Investors.” The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

      The registered Holder of a Note will be treated as the owner of it for all purposes.
Note Guarantees
      The Notes are guaranteed, jointly and severally, by the Initial Guarantors. Each Note Guarantee:

•	is a general unsecured obligation of that Guarantor;

•	is subordinated in right of payment to all existing and future Senior Debt of that Guarantor, including the Guarantee by that Guarantor of Indebtedness under the Credit Agreement;

•	is pari passu in right of payment with all existing and any future senior subordinated Indebtedness of that Guarantor; and

•	is senior in right of payment to all existing and any future subordinated Indebtedness of that Guarantor.
      Each Note Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — The guarantees may not be enforceable because of fraudulent conveyance laws.” As of July 31, 2006, the Initial Guarantors had outstanding Indebtedness of approximately $44.1 million, all of which was Guarantees of Indebtedness under the Credit Agreement, and the Company’s subsidiaries that are not guaranteeing the Notes had approximately $11.2 million of indebtedness and other liabilities, not including intercompany liabilities. See “— Certain Covenants — Guarantees.”
Subordination
      The payment of principal, interest and premium and Additional Interest, if any, on the Notes is subordinated to the prior payment in full in cash or Cash Equivalents of all Senior Debt of the Company, including Senior Debt of the Company Incurred after the Issue Date.
      The holders of Senior Debt of the Company are entitled to receive payment in full in cash or Cash Equivalents of all Obligations due in respect of Senior Debt of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the documentation for the applicable Senior Debt of the Company) before the Holders of Notes are entitled to receive any payment with respect to the Notes (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trusts described below under the captions “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”), in the event of any distribution to creditors of the Company in connection with:

(1) any liquidation or dissolution of the Company;

(2) any bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

(3) any assignment for the benefit of creditors; or

(4) any marshaling of the Company’s assets and liabilities.
      The Company also may not make any payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described under the captions “— Legal Defeasance and Covenant Defeasance”) if:

(1) a default (a “payment default”) in the payment of principal, premium or interest on Designated Senior Debt of the Company occurs and is continuing; or

(2) any other default (a “nonpayment default”) occurs and is continuing on any series of Designated Senior Debt of the Company that permits holders of that series of Designated Senior Debt of the Company to accelerate its maturity, and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from a representative of the holders of such Designated Senior Debt.

      Payments on the Notes may and will be resumed:

(1) in the case of a payment default on Designated Senior Debt of the Company, upon the date on which such default is cured or waived; and

(2) in case of a nonpayment default on Designated Senior Debt of the Company, the earlier of (x) the date on which such default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received and (z) the date the Trustee receives notice from the representative for such Designated Senior Debt rescinding the Payment Blockage Notice, unless, in each case, the maturity of such Designated Senior Debt of the Company has been accelerated.
      No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Additional Interest, if any, on the Notes that have come due have been paid in full in cash or Cash Equivalents.
      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.
      If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trusts described below under the captions “— Legal Defeasance and Covenant Defeasance”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the Trustee or the Holder has actual knowledge that the payment is prohibited (provided that such actual knowledge will not be required in the case of any payment default on Designated Senior Debt), the Trustee or the Holder, as the case may be, will hold such payment in trust for the benefit of the holders of Senior Debt of the Company. Upon the proper written request of the holders of Senior Debt of the Company or, if there is any payment default on any Designated Senior Debt, the Trustee or the Holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt of the Company or their proper representative.
      The Company must promptly notify holders of its Senior Debt if payment of the Notes is accelerated because of an Event of Default.
      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, Holders of Notes may recover less ratably than other creditors of the Company.
      Payments under the Note Guarantee of each Guarantor are subordinated to the prior payment in full of all Senior Debt of such Guarantor, including Senior Debt of such Guarantor Incurred after the Issue Date, on the same basis as provided above with respect to the subordination of payments on the Notes by the Company to the prior payment in full of Senior Debt of the Company. See “Risk Factors — Your right to receive payments on the notes will be junior to our existing and future senior debt, and the guarantees of the notes are junior to all of the guarantors’ existing and future senior debt.”

      “Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) to the extent permitted under the Credit Agreement, any other Senior Debt permitted under the Indenture the amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Debt.”
      “Permitted Junior Securities” means:

(1) Equity Interests in the Company or any Guarantor or any other business entity provided for by a plan or reorganization; and

(2) debt securities of the Company or any Guarantor or any other business entity provided for by a plan of reorganization that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the Notes and the Note Guarantees are subordinated to Senior Debt under the Indenture.
      “Senior Debt” of any Person means:

(1) all Indebtedness of such Person outstanding under the Credit Agreement and all Hedging Obligations with respect thereto, whether outstanding on the Issue Date or Incurred thereafter;

(2) any other Indebtedness of such Person permitted to be Incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is Incurred expressly provides that it is on a parity with or is subordinated in right of payment to the Notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law).
      Notwithstanding anything to the contrary in the preceding paragraph, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Company or any Guarantor;

(2) any Indebtedness of the Company or any Guarantor to any of their Subsidiaries or other Affiliates;

(3) any trade payables;

(4) the portion of any Indebtedness that is Incurred in violation of the Indenture, provided that a good faith determination by the Board of Directors of the Company evidenced by a Board Resolution, or a good faith determination by the Chief Financial Officer of the Company evidenced by an officer’s certificate, that any Indebtedness being incurred under the Credit Agreement is permitted by the Indenture will be conclusive;

(5) any Indebtedness of the Company or any Guarantor that, when Incurred, was without recourse to the Company or such Guarantor;

(6) any repurchase, redemption or other obligation in respect of Disqualified Stock or Preferred Stock; or

(7) any Indebtedness owed to any employee of the Company or any of its Subsidiaries.
Optional Redemption
      At any time prior to August 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a redemption price of

109.250% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or its Affiliates); and

(2) the redemption must occur within 45 days of the date of the closing of such Equity Offering.
      At any time prior to August 15, 2009, the Company may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (1) 100% of the principal amount thereof, plus (2) the Applicable Premium as of the date of redemption, plus accrued and unpaid interest, if any, to the date of redemption.
      Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Company’s option prior to August 15, 2009.
      On or after August 15, 2009, at any time or from time to time, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the years indicated below:

Year	Percentage

2009	104.625%
2010	102.313%
2011 and thereafter	100.000%
      If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2) if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee will deem fair and appropriate.
      No Notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional.
      If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.
Mandatory Redemption
      The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.
Repurchase at the Option of Holders

Change of Control
      If a Change of Control occurs, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control

Offer, the Company will offer a payment (a “Change of Control Payment”) in cash equal to not less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of repurchase (the “Change of Control Payment Date,” which date will be no earlier than the date of such Change of Control). No later than 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.
      On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.
      The Paying Agent will promptly mail or wire transfer to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.
      Prior to complying with the provisions of this covenant, but in any event no later than 30 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.
      The Credit Agreement currently prohibits the Company from purchasing any Notes, and also provides that certain change of control events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.
      The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.
      The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales
      The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets or a combination of both. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities, Indebtedness that is by its terms subordinated to the Notes or any Note Guarantee and liabilities to the extent owed to the Company or any Affiliate of the Company) that are assumed by the transferee of any such assets or Equity Interests pursuant to a written novation agreement that releases the Company or such Restricted Subsidiary from further liability therefor;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion); and

(c) any Designated Non-Cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregated Fair Market Value, taken together with all other Designated Non-Cash consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) 5.0% of the Company’s Consolidated Net Assets as of the date or receipt of such Designated Non-Cash Consideration and (y) $15.0 million (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).
      Within 540 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option:

(1) to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; or

(2) to purchase Replacement Assets (or enter into a binding agreement to purchase such Replacement Assets; provided that (x) such purchase is consummated within 90 days after the date of such binding agreement and (y) if such purchase is not consummated, within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below)).

Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.
      On the 541st day after an Asset Sale or such earlier date, if any, as the Company determines not to apply the Net Proceeds relating to such Asset Sale as set forth in the preceding paragraph (each such date being referred to as an “Excess Proceeds Trigger Date”), such aggregate amount of Net Proceeds that has not been applied on or before the Excess Proceeds Trigger Date as permitted in the preceding paragraph (“Excess Proceeds”) will be applied by the Company to make an offer (an “Asset Sale Offer”) to all Holders of Notes and all holders of other Indebtedness that ranks pari passu in right of payment with the Notes or any Note Guarantee containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased using the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the Notes and such other pari passu Indebtedness plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash.
      The Company may defer the Asset Sale Offer until there are aggregate unutilized Excess Proceeds equal to or in excess of $10.0 million resulting from one or more Asset Sales, at which time the entire unutilized amount of Excess Proceeds (not only the amount in excess of $10.0 million) will be applied as provided in the preceding paragraph. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other pari passu Indebtedness will be purchased on a pro rata basis based on the principal amount of Notes and such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, Excess Proceeds subject to such Asset Sale and still held by the Company will no longer be deemed to be Excess Proceeds.
      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.
      The Credit Agreement currently prohibits the Company from purchasing any Notes, and also provides that certain asset sale events with respect to the Company would constitute a default under the Credit Agreement. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes.
Certain Covenants

Restricted Payments
      (A) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay (without duplication) any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions (x) payable in Equity Interests (other than Disqualified Stock) of the Company or (y) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) any Equity Interests of the Company, or any Restricted Subsidiary thereof held by Persons other than the Company or any of its Restricted Subsidiaries;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or any Note Guarantees, except (a) a payment of interest or principal at the Stated Maturity thereof or (b) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default will have occurred and be continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (3), (4), (5), (6) and (10) of the next succeeding paragraph (B)), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the Fair Market Value of assets other than cash received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests (other than Disqualified Stock) of the Company or from the Incurrence of Indebtedness of the Company that has been converted into or exchanged for such Equity Interests (other than Equity Interests sold to, or Indebtedness held by, a Subsidiary of the Company), plus

(c) with respect to Restricted Investments made by the Company and its Restricted Subsidiaries after the Issue Date, an amount equal to the net reduction in such Restricted Investments in any Person resulting from repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the net cash proceeds from the sale of any such Restricted Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Consolidated Net Income), from the release of any Guarantee (except to the extent any amounts are paid under such Guarantee) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed, in each case, the amount of Restricted

Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary after the Issue Date; plus

(d) the amount by which Indebtedness of the Company is reduced on the Company’s most recent quarterly balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or the Fair Market Value of any other property distributed by the Company upon such conversion or exchange) plus the amount of any cash received by the Company upon such conversion or exchange; provided, however, that such amount may not exceed the net proceeds received by the Company or any of its Restricted Subsidiaries from the conversion or exchange of such Indebtedness (excluding net proceeds from conversion or exchange by a Subsidiary of the Company or by an employee ownership plan or by a trust established by the Company or any of its Subsidiaries for the benefit of their employees).

      (B) The preceding provisions will not prohibit, so long as, in the case of clauses (7) and (12) below, no Default has occurred and is continuing or would be caused thereby:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(2) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its Common Stock on a pro rata basis;

(3) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Disqualified Stock of the Company or any Guarantor or of any Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of a contribution to the Equity Interests (other than Disqualified Stock) of the Company or a substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph (A);

(4) the defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated to the Notes or the Note Guarantees with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness;

(5) Investments acquired as a capital contribution to, or in exchange for, or out of the net cash proceeds of a substantially concurrent offering of, Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net cash proceeds that are utilized for any such acquisition or exchange will be excluded from clause (3) (b) of the preceding paragraph (A);

(6) the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants to the extent that such Capital Stock represents all or a portion of the exercise price thereof;

(7) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any current or former employee or director of the Company (or any of its Restricted Subsidiaries) pursuant to the terms of any employee equity subscription agreement, stock option agreement or similar agreement entered into in the ordinary course of business; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in a calendar year does not exceed $2.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years (without giving effect to the following proviso)) and does not exceed $6.0 million in aggregate; provided further that such amount in any calendar year may be increased by an amount not to exceed (A) the net cash proceeds received by the Company from the sale of Equity Interests (other than Disqualified Stock) of the Company to members of management or directors of the Company and its Restricted Subsidiaries that occurs after the Issue Date (to the extent such cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments) plus (B) the net cash proceeds of key man life insurance policies received by the

Company and its Restricted Subsidiaries after the Issue Date, less (C) the amount of any Restricted Payments made pursuant to clauses (A) and (B) of this clause (7);

(8) payments in respect of management fees to any of the Principals pursuant to agreements in effect on the Issue Date as described in this prospectus in an amount not to exceed an aggregate amount of $500,000 in any calendar year;

(9) payments of dividends on Disqualified Stock otherwise permitted under Indenture;

(10) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company;

(11) payments of dividends on the Company’s common stock following the first bona fide underwritten public offering of common stock of the Company after the Closing Date, of up to 6% per annum of the net cash proceeds received by the Company from such public offering; provided however, that (A) at the time of payment of any such dividend, no Default will have occurred and be continuing (or result therefrom), and (B) the aggregate amount of all dividends paid under this clause (11) will not exceed the aggregate amount of net proceeds received by the Company from such public offering; and

(12) other Restricted Payments in an aggregate amount not to exceed $10.0 million.

      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. Not later than the date of making any Restricted Payment, the Company will deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any opinion or appraisal required by the Indenture.

Incurrence of Indebtedness
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness; provided, however, that the Company or any Guarantor may Incur Indebtedness or Disqualified Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness or Disqualified Stock is Incurred would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been Incurred at the beginning of such four-quarter period.
      The first paragraph of this covenant will not prohibit the Incurrence of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the Incurrence by the Company or any Guarantor of Indebtedness under Credit Facilities (including, without limitation, the Incurrence by the Company and the Guarantors of Guarantees thereof) in an aggregate amount at any one time outstanding pursuant to this clause (1) not to exceed $200.0 million, less the aggregate amount of all Net Proceeds of Asset Sales applied by the Company or any Restricted Subsidiary thereof to permanently repay any such Indebtedness pursuant to the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”; provided that a Restricted Subsidiary that is not a Domestic Subsidiary or a Guarantor of Indebtedness under the Credit Facilities may incur Indebtedness pursuant to this clause (1), together with Indebtedness Incurred pursuant to clause (9) of this “Incurrence of Indebtedness” covenant, in an aggregate amount, after giving effect to such Incurrence, at any time outstanding not to exceed the greater of (a) $25.0 million or (b) 40% of the aggregate Consolidated Net Assets of such Restricted Subsidiaries;

(2) the Incurrence of Existing Indebtedness;

(3) the Incurrence by the Company and the Guarantors of Indebtedness represented by the Notes and the related Note Guarantees to be issued on the Issue Date;

(4) the Incurrence by the Company or any Guarantor of Indebtedness represented by Capital Lease Obligations, mortgage financings, construction loans or purchase money obligations for property acquired in the ordinary course of business, in each case Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used by the Company or any such Guarantor, in an aggregate amount, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (4), not to exceed 7.5% of the Company’s Consolidated Net Assets at any time outstanding;

(5) the Incurrence by the Company or any Restricted Subsidiary of the Company of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be Incurred under the first paragraph of this covenant or clause (2), (3), (4), (5), or (10) of this paragraph;

(6) the Incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to and held by the Company or any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor;

(b) Indebtedness owed to the Company or any Guarantor must be evidenced by an unsubordinated promissory note, unless the obligor under such Indebtedness is the Company or a Guarantor; and

(c) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, will be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the Guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be Incurred by another provision of this covenant; or

(8) the Incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(9) the Incurrence by any Restricted Subsidiary other than a Domestic Subsidiary of Indebtedness in an aggregate amount at any time outstanding, after giving effect to such Incurrence and together with any Indebtedness Incurred under the proviso in clause (1) of this “Incurrence of Indebtedness” covenant, not to exceed the greater of (a) $25 million or (b) 40% of the Consolidated Net Assets of any such Restricted Subsidiaries; or

(10) the Incurrence by the Company or any Guarantor of additional Indebtedness in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (10), not to exceed the greater of (a) $15.0 million or (b) 5% of the Consolidated Net Assets of the Company.
      For purposes of determining compliance with this covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (10) above, or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness at the time of its Incurrence in any manner that complies with this covenant. In addition, any Indebtedness originally classified as Incurred pursuant to clauses (1) through (10) above may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to another of such clauses to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause at the time of such reclassification. Notwithstanding the foregoing, Indebtedness under the Credit Agreement outstanding on the Issue Date will be deemed to have been Incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.
      Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Limitation on Senior Subordinated Debt
      The Company will not Incur any Indebtedness that is subordinate in right of payment to any Senior Debt of the Company unless it ranks pari passu or subordinate in right of payment to the Notes. No Guarantor will Incur any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor unless it ranks pari passu or subordinate in right of payment to such Guarantor’s Note Guarantee. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor, as applicable, solely by reason of Liens or Guarantees arising or created in respect of such other Indebtedness of the Company or any Guarantor or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

Liens
      The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured (or, in the case of Indebtedness subordinated to the Notes or the Note Guarantees, prior or senior thereto, with the same relative priority as the Notes will have with respect to such subordinated Indebtedness) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock (or with respect to any other interest or participation in, or measured by, its profits) to the Company or any of its Restricted Subsidiaries or pay any liabilities owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.
      However, the preceding restrictions will not apply to encumbrances or restrictions:

(1) existing under, by reason of or with respect to the Credit Agreement, Existing Indebtedness or any other agreements in effect on the Issue Date and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof, provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those contained in the Credit Agreement, Existing Indebtedness or such other agreements, as the case may be, as in effect on the Issue Date;

(2) set forth in the Indenture, the Notes and the Note Guarantees;

(3) existing under, by reason of or with respect to applicable law;

(4) with respect to any Person or the property or assets of a Person acquired by the Company or any of its Restricted Subsidiaries existing at the time of such acquisition and not incurred in connection with or in contemplation of such acquisition, which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person so acquired and any amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, modifications, restatements, renewals, extensions, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, than those in effect on the date of the acquisition;

(5) in the case of clause (3) of the first paragraph of this covenant:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary thereof not otherwise prohibited by the Indenture;

(C) any encumbrance or restriction arising or existing by reason of construction loans or purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations, in each case to the extent permitted under the Indenture;

(D) customary restrictions imposed on the transfer of intellectual property in connection with licenses of such intellectual property in the ordinary course of business;

(E) encumbrances or restrictions existing under or by reason of provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements, in each case to the extent permitted under the Indenture, so long as any such encumbrances or restrictions are not applicable to any Person (to its property or assets) other than such joint venture or a Subsidiary thereof; or

(F) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary thereof in any manner material to the Company or any Restricted Subsidiary thereof;

(6) existing under, by reason of or with respect to any agreement for the sale or other disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary that restrict distributions by that Restricted Subsidiary pending such sale or other disposition; and

(7) on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets
      The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving Person) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition will have been made (i) is a Person organized or existing under the laws of the United States, any state thereof or the District of Columbia and (ii) assumes all the obligations of the Company under the Notes, the Indenture and, to the extent applicable, the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction no Default or Event of Default exists;

(3) immediately after giving effect to such transaction on a pro forma basis, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition will have been made, will be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness.”

(4) each Guarantor, unless such Guarantor is the Person with which the Company has entered into a transaction under this covenant, will have by amendment to its Note Guarantee confirmed that its Note Guarantee will apply to the obligations of the Company or the surviving Person in accordance with the Notes and the Indenture.

(5) the Company delivers to the Trustee an Officers’ Certificate (attaching the arithmetic computation to demonstrate compliance with clause (3) above) and Opinion of Counsel, in each case stating that such transaction and such agreement complies with this covenant and that all conditions precedent provided for in this covenant relating to such transaction have been complied with.

      Upon any consolidation or merger, or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with this covenant, the successor corporation formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, conveyance or other disposition is made will succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, conveyance or other disposition, the provisions of the Indenture referring to the “Company” will refer instead to the successor corporation and not to the Company), and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person had been named as the Company in the Indenture.
      In addition, the Company and its Restricted Subsidiaries may not, directly or indirectly, lease all or substantially all the properties or assets of the Company and its Restricted Subsidiaries considered as one enterprise, in one or more related transactions, to any other Person. Clause (3) above of this covenant will not apply to any merger, consolidation or sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.

Transactions with Affiliates
      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into, make, amend, renew or extend any transaction, contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable arm’s-length transaction by the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Company or any of its Restricted Subsidiaries; and

(2) the Company delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a Board Resolution set forth in an Officers’ Certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant, and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an independent accounting, appraisal or investment banking firm of national standing.
      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) transactions between or among the Company and/or its Restricted Subsidiaries;

(2) payment of reasonable and customary fees to, and reasonable and customary indemnification and similar payments on behalf of, directors of the Company;

(3) Restricted Payments that are permitted by the provisions of the Indenture described above under the covenants described under the caption “— Restricted Payments” including, without limitation, payments included in the definition of “Permitted Investments”; and

(4) any sale of Equity Interests (other than Disqualified Stock) of the Company;

(5) the receipt by the Company of any capital contribution from its shareholders;

(6) transactions pursuant to agreements or arrangements in effect on the Issue Date and described in this prospectus, or any amendment, modification, or supplement thereto or replacement thereof, as long as such agreement or arrangement, as so amended, modified or supplemented or replaced, taken as a whole, is not more disadvantageous to the Company and its Restricted Subsidiaries than the original agreements or arrangements in existence on the Issue Date;

(7) payment by the Company of management or other similar fees to any of the Principals pursuant to any agreement or arrangement in an aggregate amount not to exceed $500,000 in any calendar year; and

(8) any employment, consulting, service or termination agreement, or reasonable and customary indemnification arrangements, entered into by the Company or any of its Restricted Subsidiaries with officers and employees of the Company or any of its Restricted Subsidiaries and the payment of compensation to officers and employees of the Company or any of its Restricted Subsidiaries (including amounts paid pursuant to employee benefit plans, employee stock option or similar plans), so long as such agreement or payment has been approved by the Board of Directors of the Company.

Designation of Restricted and Unrestricted Subsidiaries
      The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary; provided that:

(1) any Guarantee by the Company or any Restricted Subsidiary thereof of any Indebtedness of the Subsidiary being so designated will be deemed to be an Incurrence of Indebtedness by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, and such Incurrence of Indebtedness would be permitted under the covenant described above under the caption “— Incurrence of Indebtedness,” and any lien on the property of the Restricted Subsidiary will be permitted to exist under the covenant described above under the caption “— Liens;”

(2) the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary being so designated (including any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of such Subsidiary) will be deemed to be a Restricted Investment made as of the time of such designation and that such Investment would be permitted under the covenant described above under the caption “— Restricted Payments”;

(3) the Subsidiary being so designated:

(a) except as permitted by the covenant described above under the caption “— Transaction with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (i) to subscribe for additional Equity Interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(c) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries, except to the extent such Guarantee or credit support would be released upon such designation; and

(4) no Default or Event of Default would be in existence following such designation.
      Any designation of a Restricted Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the Indenture. If, at any time, any Unrestricted Subsidiary would fail to meet any of the preceding requirements and such failure continues for a period of 30 days, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness, Investments, or Liens on the property, of such Subsidiary will be deemed to be Incurred or made by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness, Investments or Liens are not permitted to be Incurred or made as of such date under the Indenture, the Company will be in default under the Indenture.
      The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

(1) such designation will be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness;”

(2) all outstanding Investments owned by such Unrestricted Subsidiary will be deemed to be made as of the time of such designation and such designation will only be permitted if such Investments would be permitted under the covenant described above under the caption “— Restricted Payments”;

(3) all Liens upon property or assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under the covenant described under the caption “— Liens”; and

(4) no Default or Event of Default would be in existence following such designation.

Limitation on Issuances and Sales of Preferred Stock in Restricted Subsidiaries
      The Company will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Preferred Stock in any Restricted Subsidiary of the Company that is not a Guarantor to any Person (other than the Company or a Restricted Subsidiary of the Company), unless:

(1) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interest in such Restricted Subsidiary owned by the Company and its Restricted Subsidiaries; and

(2) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

      In addition, the Company will not permit any Restricted Subsidiary of the Company that is not a Guarantor to issue any of its Preferred Stock (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares or issuances of shares of Capital Stock of foreign Restricted Subsidiaries to foreign nationals, to the extent required by applicable law) to any Person other than to the Company or a Restricted Subsidiary of the Company.

Guarantees
      If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Immaterial Subsidiary) on or after the Issue Date, then that newly acquired or created Domestic Subsidiary must become a Guarantor of the Notes and execute a supplemental indenture and deliver an Opinion of Counsel with respect to such Guarantee. Any Immaterial Subsidiary that no longer meets the definition of Immaterial Subsidiary must become a Guarantor of the Notes in accordance with the following paragraph.
      The Company will not permit any Domestic Subsidiary (including any Immaterial Subsidiary), directly or indirectly, to Guarantee or pledge any assets to secure the payment of any other Indebtedness of the Company or any other Restricted Subsidiary thereof unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers to the Trustee an Opinion of Counsel and a supplemental indenture providing for the Guarantee of the payment of the Notes by such Restricted Subsidiary, which Guarantee will be senior to, or pari passu with, such Subsidiary’s Guarantee of such other Indebtedness unless such other Indebtedness is Senior Debt, in which case the Guarantee of the Notes may be subordinated to the Guarantee of such Senior Debt to the same extent as the Notes are subordinated to such Senior Debt.
      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) such sale or other disposition or consolidation or merger complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”
      The Note Guarantee of a Guarantor will be released:

(1) in connection with any sale or other disposition of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Company, if the sale of all such Capital Stock of that Guarantor complies with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(2) if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary under the Indenture; or

(3) solely in the case of a Note Guarantee created pursuant to the second paragraph of this covenant, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to this covenant, except a discharge or release by or as a result of payment under such Guarantee.

Business Activities
      The Company will not, and will not permit any Restricted Subsidiary thereof to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for Consent
      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports
      The Company will furnish to the Trustee and, upon request, to the Holders a copy of all of the information and reports referred to in clauses (1) and (2) below, if such information and reports are not filed electronically with the Commission, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.
      After consummation of this Exchange Offer, whether or not required by the Commission, the Company will comply with the periodic reporting requirements of the Exchange Act and will file the reports specified in the preceding paragraph with the Commission within the time periods specified above unless the Commission will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraph on its website within the time periods that would apply if the Company were required to file those reports with the Commission.
      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries or if any of the Company’s Subsidiaries are not Guarantors, then the Company will include a reasonably detailed discussion of the financial condition and results of operations of such Unrestricted Subsidiary, or if more than one, of such Unrestricted Subsidiaries, taken as a whole and of such non-Guarantor Subsidiaries taken as a whole, separately in each case, in the section of the Company’s quarterly and annual financial information required by this covenant under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and further, in the case of the non-Guarantor Subsidiaries, also include a presentation of the financial condition and results of operations of such non-Guarantor Subsidiaries on the face of the financial statements or in the footnotes thereto, separate from the financial condition and results of operations of the Company and its Restricted Subsidiaries.
      In addition, the Company and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies
      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the Notes whether or not prohibited by the subordination provisions of the Indenture;

(2) default in payment when due (whether at maturity, upon acceleration, redemption or otherwise) of the principal of, or premium, if any, on the Notes, whether or not prohibited by the subordination provisions of the Indenture;

(3) failure by the Company or any of its Restricted Subsidiaries to consummate a purchase of the Notes when required by the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” or “— Repurchase at the Option of Holders — Asset Sales” or failure to comply with “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by the Company or any of its Restricted Subsidiaries for 60 days after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the Indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary) (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to make any payment when due at the final maturity of such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6) failure by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments (to the extent such judgments are not paid or covered by insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) except as permitted by the Indenture, any Note Guarantee will be held in any judicial proceeding to be unenforceable or invalid or will cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, will deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency with respect to the Company, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary).
      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Guarantor or any Restricted Subsidiary that is a Significant Subsidiary of the Company (or any Restricted Subsidiaries that together would constitute a Significant Subsidiary), all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company specifying the event of default; provided, however, that so long as any Indebtedness permitted to be Incurred pursuant to the Credit Agreement will be outstanding, that acceleration will not be effective until the earlier of (1) an acceleration of Indebtedness under the Credit Agreement; or (2) five Business Days after receipt by the Company, and Agent under the Credit Agreement of written notice of the acceleration of the Notes.
      In the event of a declaration or acceleration of the Notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the notes will be automatically annulled if the payment default or other default triggering such Event of Default pursuant to clause (5) above is remedied or cured by the Company or any of its Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto and if (a) annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the Notes, have been cured or waived.
      Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest or Additional Interest) if it determines that withholding notice is in their interest.
      The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or Additional Interest on, or the principal of, the Notes. The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.
      However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium or Additional Interest, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right will not be impaired or affected without the consent of the Holder.
      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes, then the premium specified in the first paragraph of “— Optional Redemption” will also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
      The Company is required to deliver to the Trustee annually within 90 days after the end of each fiscal year a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator, stockholder, member, manager or partner of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.
      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and all obligations of the Guarantors with respect to the Guarantees discharged, and; thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes or the Guarantees. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company will have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default will have occurred and be continuing either: (a) on the date of such deposit; or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 123rd day after the date of deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, (1) assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder or the Trustee is deemed to be an “insider” of the Company under the United States Bankruptcy Code and the New York Debtor and Creditor Law, and assuming that the deposit is not otherwise deemed to be to or for the benefit of an “insider” of the Company under the United States Bankruptcy Code and the New York Debtor and Creditor Law, and assuming that no Holder or the Trustee is deemed to be an “initial transferee” or “mediate transferee” of a “transfer” within the meaning of Section 550 of the United States Bankruptcy Code, after the 123rd day following the deposit, the transfer of the trust funds pursuant to such deposit will not be subject to avoidance pursuant to Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law and (2) the creation of the defeasance trust does not violate the Investment Company Act of 1940;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the Indenture, the Notes and the Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes and the Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect to the redemption of the Notes (other than any provision with respect to the covenant described under the caption “Repurchase at the Options of Holders — Asset Sales” or “Repurchase at the Option of Holders — Change of Control” or “Merger, Consolidation and Sale of Assets”);

(3) reduce the rate of, or change the time for payment of, interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, or premium or Additional Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Note payable in money other than U.S. dollars;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on, the Notes;

(7) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(8) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes or the Note Guarantees;

(9) except as otherwise permitted under the covenants described under the captions “— Certain Covenants — Guarantees,” consent to the assignment or transfer by the Company or any Guarantor of any of their rights or obligations under the Indenture; or

(10) make any change in the preceding amendment and waiver provisions.
      In addition, any amendment to or waiver of, any of the provisions of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Note Guarantee in any manner adverse to the Holders will require the consent of the Holders of at least 75% in the aggregate amount of the Notes then outstanding, otherwise the Company may not amend or waive any such provisions.
      Notwithstanding the preceding, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the legal rights under the Indenture of any such Holder, including the addition of any new Note Guarantee;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to comply with the provisions described under “— Certain Covenants — Guarantees,” including to reflect the release of a Guarantee of the Notes in accordance with the Indenture;

(7) to secure the Notes and/or Guarantees of the Notes;

(8) to evidence and provide for the acceptance of appointment by a successor Trustee; or

(9) to provide for the issuance of Additional Notes in accordance with the Indenture.
Satisfaction and Discharge
      The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default will have occurred and be continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.
      In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
Concerning the Trustee
      If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.
      The Indenture provides that in case an Event of Default will occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder will have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions
      Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.
      “Additional Interest” means all additional interest owing on the Notes pursuant to the Registration Rights Agreement.
      “Affiliate” of any specified Person means (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (2) any executive officer or director of such specified Person. For purposes of this definition, “control,” as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” will have correlative meanings.
      “Applicable Premium” means, with respect to a Note at any date of redemption, the greater of (1) 1.0% of the principal amount of such Note and (2) the excess of (A) the present value at such date of redemption of (i) the redemption price of such Note at August 15, 2009 (such redemption price being described under “— Optional Redemption”) plus (ii) all remaining required interest payments due on such Note through August 15, 2009 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such Note.
      “Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets, other than a transaction governed by the provisions of the Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets;” and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale by the Company or any Restricted Subsidiary thereof of Equity Interests in any of its Subsidiaries (other than directors’ qualifying shares and shares issued to foreign nationals to the extent required by applicable law).
      Notwithstanding the preceding, the following items will be deemed not to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $1.0 million;

(2) a transfer of assets or Equity Interests between or among the Company and its Restricted Subsidiaries;

(3) an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of Cash Equivalents;

(6) dispositions of accounts receivable in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(7) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” and any Permitted Investments;

(8) any sale or disposition of any property or equipment that has become damaged, worn out, or obsolete; and

(9) the creation of a Lien not prohibited by the Indenture.
      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficial Owners”, “Beneficially Owns” and “Beneficially Owned” will have a corresponding meaning.
      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” a duly authorized committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.
      “Board Resolution” means a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company and to be in full force and effect on the date of such certification.
      “Business Day” means any day other than a Legal Holiday.
      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.
      “Capital Stock” means:

(1) in the case of a corporation, any corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
      “Cash Equivalents” means:

(1) United States dollars, or in the case of a Subsidiary other than a Domestic Subsidiary, such local currencies held by it in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government, or any member state of the European Union in which the Company or any Subsidiary operates or anticipates operating within the 12 months, or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing, unless such securities are deposited to defease any Indebtedness, not more than one year from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a rating at the time of acquisition thereof of P-1 or better from Moody’s Investors Service, Inc. or A-1 or better from Standard & Poor’s Rating Services;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within one year after the date of acquisition;

(6) securities issued and fully guaranteed by any state, commonwealth or territory of the United States of America , or any member state of the European Union in which the Company or any Subsidiary operates or anticipates operating within the next 12 months, or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s Investors Service, Inc. or Standard &Poor’s Rating Services and having maturities of not more than six months from the date of acquisition;

(7) in the case of any Restricted subsidiary located in a country that is outside the United States and the European Union (in which the Company or its Restricted Subsidiary is operating or anticipates operating within the next 12 months), any substantially similar investment to the kinds described in clauses (1) through (6) of this definition obtained in the ordinary course of business and rated the lower of (i) at least P-1 by Moody’s or A-1 by S&P or the equivalent thereof and (ii) the highest ranking obtainable in the applicable jurisdiction; and

(8) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.
      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than to any of the Principals or Related Parties;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) prior to the first public offering of Common Stock of the Company, the Principals or the Related Parties cease to be the ultimate Beneficial Owners, directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Company, on a fully diluted basis, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company or a Parent, or any direct of indirect transfer of securities by the Company, or otherwise (for the avoidance of doubt, pro rata distributions in kind of Equity Interests of the Company by any Principal to its general and/or limited partners will be disregarded for this clause (3));

(4) on and following the first public offering of Common Stock of the Company, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than any of the Principals or Related Parties, becomes the ultimate Beneficial Owner, directly or indirectly, of 50% or more of the voting power of the Voting Stock of the Company;

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(6) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance), and any transaction where immediately after such transaction, no “person” or

“group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), becomes, directly or indirectly, the ultimate Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person.

      “Commission” means the U.S. Securities and Exchange Commission.
      “Common Stock” means, with respect to any Person, any Capital Stock (other than Preferred Stock) of such Person, whether outstanding on the Issue Date or issued thereafter.
      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that any such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue consistent with past practice;
in each case, on a consolidated basis and determined in accordance with GAAP.
      Solely for the purpose of determining the amount available for Restricted Payments under “— Certain Covenants — Restricted Payments,” notwithstanding the preceding, the provision for taxes based on the income or profits of, the Fixed Charges of and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company (A) in the same proportion that the Net Income of such Restricted Subsidiary was added to compute such Consolidated Net Income of the Company and (B) only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.
      “Consolidated Net Assets” of any Person means, as of any date, the amount which in accordance with GAAP, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, as of the end of the most recently ended fiscal quarter for which internal financial statements are available, less current liabilities; provided that, for purposes of determining Consolidated Net Assets, the principal amount of any intercompany Indebtedness that would otherwise be included in the definition of “current liabilities” under GAAP, will not be so included to the extent that such intercompany Indebtedness is expressly subordinated by its terms to the Indebtedness evidenced by the Notes and the Guarantees.
      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the specified Person or a Restricted Subsidiary thereof;

(2) Solely for the purpose of determining the amount available for Restricted Payments under “— Certain Covenants — Restricted Payments,” the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its equity holders, unless such restriction has been waived: provided that Consolidated Net Income for such Restricted Subsidiary will be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Restricted Subsidiary in respect to such period, to the extent not already included therein;

(3) the Net Income of any Person acquired during the specified period for any period prior to the date of such acquisition will be excluded;

(4) the cumulative effect of a change in accounting principles will be excluded;

(5) the amortization or write off of fees and expenses incurred in connection with the acquisition or integration of a Permitted Business or assets used in a Permitted Business will be excluded;

(6) any net after tax gain (or loss) realized upon the sale or other disposition of any assets of the Company, its Consolidated Subsidiaries or any other Person (including pursuant to any sale-and- leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any net after tax gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person will be excluded;

(7) extraordinary gains or losses will be excluded;

(8) any non-cash compensation charge or expense realized from grants of stock, stock appreciation or similar rights, stock option or other rights to officers, directors and employees or the Company or any of its Restricted Subsidiaries will be excluded; and

(9) any unusual, nonoperating or nonrecurring gain, loss, charge or write-down of assets will be excluded.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors (i) with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (ii) the nominating committee of the Board of Directors so long as it consists of Continuing Directors appointed to serve on the nominating committee in accordance with the First Amended and Restated Investors Agreement dated February 10, 2005.
      “Credit Agreement” means that certain Third Amended and Restated First Lien Credit Agreement, dated as of May 17, 2005, by and among the Company and the other lenders named therein, providing for up to $30 million in term loan borrowings and up to $150 million of revolving credit borrowings, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced, restructured, increased, supplemented or refinanced in whole or in part from time to time, regardless of whether such amendment, restatement, modification, renewal, refunding, replacement, restructuring, increase, supplement or refinancing is with the same financial institutions or otherwise.

      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities, in each case with banks or other institutional lenders, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
      “Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.
      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 123 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The term “Disqualified Stock” will also include any options, warrants or other rights that are convertible into Disqualified Stock or that are redeemable at the option of the holder, or required to be redeemed, prior to the date that is one year after the date on which the Notes mature. For the avoidance of doubt, the existing Preferred Stock is not Disqualified Stock.
      “Domestic Subsidiary” means any Restricted Subsidiary of the Company other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code (a) whose primary operating assets are located outside the United States and (b) that is not subject to tax under Section 882(a) of the Internal Revenue Code of the United States because of a trade or business within the United States or (2) a Subsidiary of an entity described in the preceding clause (1).
      “Equity Offering” means any public or private placement of Capital Stock (other than Disqualified Stock) of the Company (other than pursuant to a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company) to any Person other than any Subsidiary thereof.
      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
      “European Union” means the European Union or any successor thereto as constituted on the date of determination.
      “Existing Indebtedness” means the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement or under the Notes and the related Note Guarantees) in existence on the Issue Date after giving effect to the application of the proceeds of (1) the Notes and (2) any borrowings made under the Credit Agreement on the Issue Date, until such amounts are repaid.
      “Existing Preferred Stock” means the Company’s Series B Convertible Preferred Stock.
      “Fair Market Value” means the price that would be paid in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of the Company, whose determination, unless otherwise specified below, will be conclusive if evidenced by a Board Resolution. Notwithstanding the foregoing, (1) the Board of Directors’ determination of Fair Market Value must be evidenced by a Board Resolution attached to an Officers’ Certificate delivered to the Trustee if the Fair Market Value exceeds $5.0 million and (2) the Board of Directors’ determination of Fair Market Value must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $25.0 million.
      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, excluding amortization of debt issuance costs and the expensing of any financing fees, but including original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) of the Company or to the Company or a Restricted Subsidiary of the Company, in each case, on a consolidated basis and in accordance with GAAP.
      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of such period.
      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions and dispositions of business entities or property and assets constituting a division or line of business of any Person that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and

(4) consolidated interest expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate will be computed as if the average rate in effect from the beginning of the applicable period to the Calculation Date (taking into account any interest rate option, swap, cap or similar agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or,if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period; and

(5) if any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect in such calculation, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.
      “Government Securities” means securities that are direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged.
      “Guarantee” means, as to any Person, a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness of another Person.
      “Guarantors” means:

(1) the Initial Guarantors; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;
and their respective successors and assigns until released from their obligations under their Note Guarantees and the Indenture in accordance with the terms of the Indenture.
      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to interest rates;

(2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to commodity prices; and

(3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to foreign currency exchange rates.
      “Holder” means a Person in whose name a Note is registered.
      “Immaterial Subsidiary” means, as of any date of determination, any Restricted Subsidiary whose total assets as of the most recently completed fiscal quarter were less than $1.0 million and whose total revenues for the most recently completed 12-month fiscal period did not exceed $1.0 million; provided that a Restricted Subsidiary will not be deemed to be an Immaterial Subsidiary if (1) such Restricted Subsidiary directly or indirectly guarantees any Indebtedness of the Company or any other Subsidiary or (2) either the total assets or total revenues of such Restricted Subsidiary exceeds the amount set forth above.

      “Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness (and “Incurrence” and “Incurred” will have meanings correlative to the foregoing); provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (2) neither the accrual of interest nor the accretion of original issue discount nor the payment of interest in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock (to the extent provided for when the Indebtedness or Disqualified Stock or Preferred Stock on which such interest or dividend is paid was originally issued) will be considered an Incurrence of Indebtedness; provided that, in each case, the amount thereof is for all other purposes included in the Fixed Charges and Indebtedness of the Company or its Restricted Subsidiary as accrued.
      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) in respect of Capital Lease Obligations;

(5) in respect of the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable;

(6) representing Hedging Obligations;

(7) representing Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends;

(8) in the case of a Subsidiary of such Person, representing Preferred Stock valued at greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.
      In addition, the term “Indebtedness” includes (x) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), provided that the amount of such Indebtedness will be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness, (y) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person, and (z) Preferred Stock issued by any Restricted Subsidiary. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock which does not have a fixed repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock, as applicable, as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness will be required to be determined pursuant to the Indenture.
      The amount of any Indebtedness outstanding as of any date will be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, and will be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

      Notwithstanding the foregoing, the following items of Indebtedness will be permitted:

(1) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(2) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit in respect of workers’ compensation claims or self-insurance obligations or bid, performance or surety bonds (in each case, other than for an obligation for borrowed money);

(3) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business; provided that, upon the drawing of such letters of credit or in the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(4) the Incurrence by the Company of Indebtedness to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes;

(5) any Indebtedness which has been defeased in accordance with GAAP; and

(6) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the amount so indemnified or otherwise Incurred does not exceed the gross proceeds actually received by the Company or any Restricted Subsidiary thereof in connection with such disposition.
      “Initial Guarantors” means all of the Domestic Subsidiaries of the Company.
      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.
      If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company that is a Guarantor such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company and a Guarantor, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Investment in such Subsidiary not sold or disposed of. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.
      “Issue Date” means the date of original issuance of the Notes under the Indenture.
      “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in The City of New York or at a place of payment are authorized or required by law, regulation or executive order to remain closed.
      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
      “Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.
      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any sale of assets outside the ordinary course of business of such Person; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).
      “Net Proceeds” means the aggregate cash proceeds, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not the interest component, thereof) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, investment banking and brokerage fees, and sales commissions, and any relocation expenses incurred as a result thereof,

(2) taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements,

(3) amounts required to be applied to the repayment of Indebtedness or other liabilities, secured by a Lien on the asset or assets that were the subject of such Asset Sale, or is required to be paid as a result of such sale,

(4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP,

(5) in the case of any Asset Sale by a Restricted Subsidiary of the Company, payments to holders of Equity Interests in such Restricted Subsidiary in such capacity (other than such Equity Interests held by the Company or any Restricted Subsidiary thereof) to the extent that such payment is required to permit the distribution of such proceeds in respect of the Equity Interests in such Restricted Subsidiary held by the Company or any Restricted Subsidiary thereof; and

(6) appropriate amounts to be provided by the Company or its Restricted Subsidiaries as a reserve against liabilities associated with such Asset Sale, including, without limitation, pension and other post- employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in accordance with GAAP;
provided that (a) excess amounts set aside for payment of taxes pursuant to clause (2) above remaining after such taxes have been paid in full or the statute of limitations therefor has expired and (b) amounts initially held in reserve pursuant to clause (6) no longer so held, will, in the case of each of subclause (a) and (b), at that time become Net Proceeds.
      “Note Guarantee” means a Guarantee of the Notes pursuant to the Indenture.
      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person.
      “Officers’ Certificate” means a certificate signed on behalf of the Company by at least two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements of the Indenture.
      “Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee (who may be counsel to or an employee of the Company) that meets the requirements of the Indenture.
      “Permitted Business” means any business conducted or proposed to be conducted (as described in the offering memorandum) by the Company and its Restricted Subsidiaries on the Issue Date and other businesses reasonably related or ancillary thereto.
      “Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5) Hedging Obligations that are Incurred for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk (or to reverse or amend any such agreements previously made for such purposes), and not for speculative purposes, and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices or foreign currency exchange rates or by reason of fees, indemnifies and compensation payable thereunder;

(6) stock, obligations or securities received in satisfaction of judgments;

(7) advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of the Company or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business;

(8) commission, payroll, travel and similar advances to officers and employees of the Company or any of its Restricted Subsidiaries that are expected at the time of such advance ultimately to be recorded as an expense in conformity with GAAP;

(9) Investments in any Person received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Subsidiaries or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any debtor;

(10) Investments existing on the Issue Date;

(11) endorsements of negotiable instruments and documents in the ordinary course of business;

(12) acquisitions of assets, Equity Interests or other securities by the Company for consideration consisting of Equity Interests (other than Disqualified Stock) of the Company;

(13) Investments in the Notes;

(14) Investments in a joint venture engaged in a Permitted Business in an amount, together with any other amount under this clause (14), not to exceed 7.5% of the Company’s Consolidated Net Assets; and

(15) other Investments in any Person (provided that any such Person is not an Affiliate of the Company or is an Affiliate of the Company solely because the Company, directly or indirectly, owns Equity Interests in, or controls, such Person) having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) since the Issue Date, not to exceed $10.0 million.
      “Permitted Liens” means:

(1) Liens on the assets of the Company, any Guarantor and any Restricted Subsidiary that is not a Domestic Subsidiary securing Senior Debt that was permitted by the terms of the Indenture to be Incurred;

(2) Liens in favor of the Company or any Restricted Subsidiary that is a Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any property other than the property so acquired by the Company or the Restricted Subsidiary;

(5) Liens securing the Notes and the Note Guarantees;

(6) Liens existing on the Issue Date;

(7) Liens securing Permitted Refinancing Indebtedness; provided that such Liens do not extend to any property or assets other than the property or assets that secure the Indebtedness being refinanced;

(8) Liens on property or assets used to defease or to satisfy and discharge Indebtedness; provided that (a) the Incurrence of such Indebtedness was not prohibited by the Indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the Indenture;

(9) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other kinds of social security, or to secure the payment or performance of tenders, bids, contracts (other than contracts for the payment of Indebtedness) or leases to which such Person is a party, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including lessee or operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state or federal lands or waters);

(10) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(11) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business;

(12) prejudgment liens and judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceeding that may have been duly initiated for the review of such judgment has not been finally terminated or the period within which such proceeding may be initiated has not expired;

(13) Liens constituting survey exceptions, encumbrances, easements, and reservations of, and rights to others for, rights-of-way, zoning and other restrictions as to the use of real properties, and minor defects of title which, in the case of any of the foregoing, do not secure the payment of borrowed money, and in the aggregate do not materially adversely affect the value of the assets of the Company and its Restricted Subsidiaries, taken as a whole, or materially impair the use of such properties for the purposes of which such properties are held by the Company or such Subsidiaries;

(14) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred or created (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred or created more than 180 days after the later of the date of acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien; and

(15) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.
      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value or liquidation preference, if applicable) of such Permitted Refinancing Indebtedness does not exceed the amount (or accreted value or liquidation preference,if applicable) the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued and unpaid interest thereon and the amount of any reasonably determined premium necessary to accomplish such refinancing and such reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date (or redemption date, if applicable) later than the final maturity date (or redemption date, if applicable) of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Note Guarantees, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of the Notes, and is subordinated in right of payment to, the Notes on terms at least as favorable, taken as a whole, to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is pari passu in right of payment with the Notes or any Note Guarantees, such Permitted Refinancing Indebtedness is pari passu with, or subordinated in right of payment to, the Notes or such Note Guarantees; and

(5) such Indebtedness is Incurred by either (a) the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (b) the Company; provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
      “Preferred Stock” means, with respect to any Person, any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions upon liquidation.
      “Principals” means CapStreet II, L.P., CapStreet Parallel II, L.P. and TA Associates, Inc., TA IX L.P., TA/ Atlantic and Pacific IV L.P., TA/ Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors II, L.P.
      “Rating Agency” means Standard & Poor’s and Moody’s or if Standard & Poor’s or Moody’s, or both will not make a rating on any series of Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as testified by a resolution of the Board of Directors of the Company), which agency will be substituted for Standard & Poor’s or Moody’s or both, as the case may be.
      “Related Party” means (1) any Affiliate of any Principal, including any controlling stockholder, partner, member, Subsidiary or immediate family member (in the case of an individual) of any Principal, and including any equity fund advised by any such Person, but excluding any portfolio company of any such Person and (2) limited partners or members of any investment fund involved within the definition of “Principal” with respect to Equity Interests of the Company received as distributions in kind from such Principal; provided that, as a result of such distribution, no such limited partner or member will “control” the Company as such term is defined under the definition of “Affiliate.”
      “Replacement Assets” means (1) non-current assets that will be used or useful in a Permitted Business or (2) substantially all the assets of a Permitted Business or a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary that is a Guarantor.
      “Restricted Investment” means an Investment other than a Permitted Investment.
      “Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.
      “Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act.
      “Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.
      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.
      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

      “Subsidiary Guarantors” means:

(1) each direct or indirect Domestic Subsidiary of the Company on the date of the Indenture; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the Indenture;
      “Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term of the Notes to August 15, 2009; provided, however, that if the then remaining term of the Notes to August 15, 2009 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term of the Notes to August 15, 2009 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.
      “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution in compliance with the covenant described under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” and any Subsidiary of such Subsidiary.
      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is ordinarily entitled to vote in the election of the Board of Directors of such Person.
      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

FEDERAL INCOME TAX CONSIDERATIONS
Federal Income Tax Considerations of the Exchange of Outstanding Notes for New Notes
      The following discussion is a description of the material federal income tax considerations relevant to the exchange of outstanding notes for new notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which may be subject to change at any time by legislative, judicial or administrative action. These changes may be applied retroactively in a manner that could adversely affect a holder of new notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.
      We believe that the exchange of outstanding notes for new notes should not be an exchange or otherwise a taxable event to a holder for United States federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis and holding period in the new notes as it had in the outstanding notes immediately before the exchange.

PLAN OF DISTRIBUTION
      Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the outstanding notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such new notes.
      You may not participate in the exchange offer if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act; or

•	a broker-dealer that acquired outstanding notes directly from us.
      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. To date, the staff of the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in this registration statement. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effective date of this registration statement, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date, all dealers effecting transactions in new notes may be required to deliver a prospectus.
      If you wish to exchange new notes for your outstanding notes in the exchange offer, you will be required to make representations to us as described in “Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering — Your Representations to Us” in this prospectus. As indicated in the letter of transmittal, you will be deemed to have made these representations by tendering your outstanding notes in the exchange offer. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge, in the same manner, that you will deliver a prospectus in connection with any resale by you of such new notes.
      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; and

•	at prices related to such prevailing market prices or negotiated prices.
Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      For a period of 180 days after the effective date of this registration statement, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS
      Certain legal matters in connection with the issuance of the notes will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.
EXPERTS
      The consolidated financial statements of (i) Cardtronics, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and (ii) ATM Company (as defined in the notes to those financial statements) as of December 31, 2002 and 2003 and June 30, 2004, and for each of the years in the two-year period ended December 31, 2003 and for the six-month period ended June 30, 2004, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering the December 31, 2005 financial statements of Cardtronics, Inc. and the December 31, 2003 financial statements of ATM Company refer to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. In addition, the audit report covering the December 31, 2005 consolidated financial statements of Cardtronics, Inc. contains an explanatory paragraph that states that the Company’s financial statements as of and for the years ended December 31, 2004 and 2003 have been restated.
      The financial statements of Bank Machine (Acquisitions) Limited and its subsidiary as of and for the years ended December 31, 2004 and 2003, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, of London, England as stated in their report herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America, and the effect that the application of the latter would have on the determination of profit attributable to shareholders and of shareholders’ equity) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-4 with respect to the notes being offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the notes offered by this prospectus, please review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of this material can also be obtained from the public reference section of the SEC at prescribed rates, or accessed at the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.

      Following the completion of the exchange offer, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We have agreed that, whether or not we are required to do so under the applicable rules and regulations, for so long as any of the notes remain outstanding we will comply with the reporting requirements of the Exchange Act and will file the applicable reports and information with the SEC, unless the SEC will not accept such filings. If the SEC will not accept these filings, we will post the reports referred to above on our website. Our website is located at www.cardtronics.com, and we expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website, as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Information on our website is not a part of this prospectus. You may also request a copy of these filings at no cost, by writing or telephoning us at the following address: Cardtronics, Inc., Attention: Chief Financial Officer, 3110 Hayes Road, Suite 300, Houston, Texas 77082, (281) 596-9988.
      In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes, in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

CARDTRONICS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
      The unaudited pro forma condensed consolidated financial statements give effect to Cardtronics, Inc.’s acquisition of Bank Machine in May 2005, and the issuance and sale of the notes described in this prospectus.
      On May 17, 2005, we acquired Bank Machine, an independent ATM operator in the United Kingdom, for approximately $92.0 million in cash and 35,221 shares, which we valued at $3.0 million, of our Series B Convertible Preferred Stock. The cash portion of the Bank Machine acquisition was funded entirely by borrowings under our then existing amended bank credit facilities.
      The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005, gives effect to the Bank Machine acquisition as if it had occurred on January 1, 2005. No unaudited pro forma condensed consolidated balance sheet has been presented as the effects of the above transactions have been fully reflected in our December 31, 2005 consolidated balance sheet included elsewhere in this prospectus.
      The Bank Machine acquisition has been accounted for using the purchase method of accounting and, accordingly, the tangible and intangible assets acquired and liabilities assumed in this transaction have been recorded at their estimated fair values. As noted above, the Bank Machine acquisition was consummated on May 17, 2005. Accordingly, the final purchase price allocation for this transaction has been reflected in our December 31, 2005 consolidated balance sheet included elsewhere in this prospectus.
      Cardtronics’ historical consolidated statement of operations for the year ended December 31, 2005 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. This statement includes the results of operations of the acquired Bank Machine business subsequent to May 1, 2005.
      The historical Bank Machine consolidated statement of operations for the four months ended April 30, 2005 was derived from the unaudited consolidated financial statements of Bank Machine. Bank Machine’s historical consolidated financial statements were prepared using accounting principles generally accepted in the United Kingdom (“UK GAAP”) and British Pounds (“UK £” or “£”), and have been restated in U.S. dollars (“US $” or “$”) and in accordance with accounting principles generally accepted in the U.S. (“US GAAP”). Additionally, certain line items reported by Bank Machine in its historical consolidated financial statements have been reclassified and presented to conform to the method of presentation utilized by Cardtronics. Reference is made to the notes to the unaudited condensed consolidated pro forma financial statements for more information with respect to the UK to US GAAP adjustments.
      In converting Bank Machine’s consolidated statement of operations from UK £ to US $, all statement of operations captions were translated at the average exchange rates in effect for such periods. The average exchange rate utilized for the four months ended April 30, 2005, was US $1.8912. For the post-acquisition period from May 1, 2005 to December 31, 2005, the weighted average exchange rate was $1.7711.

      The unaudited pro forma condensed consolidated financial statements presented below are based on the assumptions and adjustments described in the accompanying notes. Such unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of what our results of operations would have been had the Bank Machine acquisition and the notes offering been consummated on the dates indicated, nor are they necessarily indicative of what our results of operations will be in future periods. The unaudited pro forma condensed consolidated financial statements do not contain any adjustments to reflect anticipated cost savings or additional synergies anticipated as a result of the Bank Machine acquisition. The unaudited pro forma condensed consolidated statement of operations, and accompanying notes thereto, should be read in conjunction with the historical audited and unaudited financial statements, and accompanying notes thereto, of Cardtronics and Bank Machine, all of which are included elsewhere in this prospectus.
      The unaudited pro forma condensed consolidated financial data should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data of Cardtronics, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited and unaudited consolidated financial statements and related notes for Cardtronics and Bank Machine, all of which are included elsewhere in this prospectus.

CARDTRONICS, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(IN THOUSANDS)

		Bank Machine
	Cardtronics	US GAAP ($)	Pro Forma
	Historical(a)	(See Note 1)(b)	Adjustments	Notes	Pro Forma

Revenues	$268,965	$10,184	$—		$279,149
Cost of revenues	209,448	6,035	—		215,483

Gross profit	59,517	4,149	—		63,666
Operating expenses:
Selling, general and administrative expenses	17,865	1,621	—		19,486
Depreciation and accretion expense	12,951	1,080	(247)	3	13,784
Amortization expense	8,980	730	(397)	3	9,313

Total operating expenses	39,796	3,431	(644)		42,583

Income from operations	19,721	718	644		21,083
Interest expense	22,426	1,010	(1,448)	2	21,988
Other (income) expense	983	—	—		983

Income (loss) before income taxes	(3,688)	(292)	2,092		(1,888)
Income tax provision	(1,270)	(53)	597	4	(726)

Net income (loss)	$(2,418)	$(239)	$1,495		$(1,162)
Preferred stock dividends and accretion expense	1,395	—	—		1,395

Net income (loss) available to common stockholders	$(3,813)	$(239)	$1,495		$(2,557)

(a)	For the year ended December 31, 2005. Includes the results of the acquired Bank Machine business for the period May 1, 2005 through December 31, 2005.

(b)	For the four months ended April 30, 2005.
See accompanying notes to unaudited pro forma condensed consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)	The unaudited pro forma condensed consolidated financial statements combine the historical results of Cardtronics and Bank Machine and assume, for purposes of the pro forma statements of operations, that the Bank Machine acquisition and the issuance and sale of the notes described in this prospectus occurred on January 1, 2005. The Company acquired Bank Machine on May 17, 2005, and utilized May 1, 2005 as the acquisition date for accounting purposes. Accordingly, amounts associated with this acquisition are included in Cardtronics’ historical consolidated financial statements subsequent to May 1, 2005.
The historical audited and unaudited consolidated financial statements of Bank Machine included elsewhere in this prospectus have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Reference is made to note 12 of the unaudited consolidated financial statements of Bank Machine for more information on the differences between UK GAAP and US GAAP. The historical financial information of Bank Machine included in the unaudited pro forma condensed consolidated financial statements above is reflected in accordance with US GAAP. The following tables provide a reconciliation of the Bank Machine historical audited and unaudited consolidated financial statements prepared under UK GAAP to the Bank Machine financial information presented above under US GAAP:

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Bank Machine (Acquisitions) Ltd.
Reconciliation of UK GAAP to US GAAP
Unaudited Condensed Consolidated Statement of Operations
Four Months Ended April 30, 2005
(000’s)

	Bank Machine	US GAAP		Bank Machine	Bank Machine
	UK GAAP (£)	Adjustments (£)		US GAAP (£)	US GAAP ($)*

Revenues	£5,385	£—		£5,385	$10,184
Cost of revenues	3,191	—		3,191	6,035

Gross profit	2,194	—		2,194	4,149
Operating expenses:
Selling, general and administrative expenses	842	15	(b)	857	1,621
Depreciation and accretion expense	571	—		571	1,080
Amortization expense	269	117	(a)	386	730

Total operating expenses	1,682	132		1,814	3,431

Income (loss) from operations	512	(132)		380	718
Interest expense	509	25	(c)	534	1,010
Other (income) expense	—	—		—	—

Income (loss) before income taxes	3	(157)		(154)	(292)
Income tax provision/(benefit)	100	(128	)(d)	(28)	(53)

Net loss	£(97)	£(29)		£(126)	$(239)

*	Converted to US $ at a rate of $1.8912 to £1.00 UK.

(a)	UK GAAP requires intangible assets to be separately recognized in a business combination only if (i) they can be disposed of separately without disposing of the business of the entity, and (ii) if their value can be measured reliably on initial measurement.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”), mandates the recognition of intangible assets in a business combination if (i) they arise from contractual rights or other legal rights or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged. Under SFAS 141, the Company established an additional £8,100,000 in intangible assets as part of the purchase price allocation process, with such amount being comprised of £7,800,000 in acquired merchant contract relationships and £300,000 for a covenant not to compete.

Under US GAAP, SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), requires that intangible assets with finite lives be amortized over their estimated useful lives in a manner that reflects the pattern in which the economic benefits of such intangible assets are expected to be consumed or otherwise used up. Accordingly, under US GAAP, the Company is amortizing the above merchant contract relationship intangible on an accelerated basis over an estimated useful life of approximately 12 years, and the non-compete covenant on a straight-line basis over a period of three years. Such amortization expense totaled £386,000 for the four months ended April 30, 2005.

Under FRS 10, UK GAAP requires that goodwill should be amortized over its useful economic life, which is generally presumed not to exceed 20 years. Accordingly, under UK GAAP goodwill is being amortized on a straight-line basis over an estimated useful life of 20 years.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under US GAAP, SFAS 142 requires that goodwill and intangibles with an indefinite life no longer be amortized but instead subject to an impairment test at least annually, and more frequently if conditions warrant. Accordingly, under US GAAP, no goodwill amortization was recorded during 2005.

(b)	Under UK GAAP, there is no comprehensive requirement to accrue for vacation pay or other compensated absences during the same accounting period, although accrual in certain industries where it is common for all staff to take holiday at the same time is not prohibited.

Under US GAAP, in accordance with SFAS No. 43, Accounting for Compensated Absences (“SFAS 43”), an employer should accrue a liability for employees’ compensation for future absences if all of the following conditions are met: (i) the employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated. Under US GAAP, the vacation accrual relating to compensated absences was £26,000 as of April 30, 2005.

(c)	Under UK GAAP, payments made or received under the Company’s interest rate swap agreement are reflected as an increase or decrease to interest expense when incurred, and the fair market value of the swap is not reflected in the Company’s consolidated balance sheet.

Under US GAAP, the Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all derivative instruments be recognized as assets or liabilities in the consolidated balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or equity (as a component of other comprehensive income or loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as a fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income or loss in the consolidated balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes is recognized in earnings immediately. Changes in the fair value of the underlying debt instrument are not recognized in net income or equity.

The Company has not designated its interest rate swap transaction as a hedge under SFAS 133. As a result, under US GAAP, such transaction is reflected in the consolidated balance sheet at its fair market value, with any resulting changes in that value being recorded in earnings in the applicable period. As of April 30, 2005 a derivative asset of £38,000 was reflected in the Company’s consolidated balance sheet. During the four months ended April 30, 2005, a £29,000 loss was included in the Company’s earnings reflecting the change in the fair value of such swap during that period.

(d)	Reflects the deferred tax effects of the above adjustments.

(2)	Reflects the incremental interest expense associated with the issuance and sale of the notes described in this prospectus, and the subsequent repayment of a portion of our existing bank debt, including the borrowings used to finance the Bank Machine acquisition in May 2005. The unaudited pro forma condensed consolidated statements of operations assume the simultaneous issuance and repayment occurred on January 1, 2005. The debt capitalization structure assumed to be outstanding reflects the pro forma borrowings under the revolving credit facility as of the period preceding the Bank Machine acquisition, and does not reflect subsequent fluctuations in such facility attributable to working capital requirements or insignificant acquisitions (see further discussion and adjustment below). The pro forma long-term debt is as follows (in thousands):

Long-term fixed rate notes reflected in this prospectus (net of discount)	$198,610
Revolving credit facility	34,925

Total pro forma long-term debt	$233,535

For purposes of computing the interest expense amounts associated with the above debt structure, a weighted-average rate of 8.92% has been utilized. Assuming an increase of 25 basis points in the floating borrowing rate under our bank credit facilities, pro forma interest expense would have increased by $87 for the year ended December 31, 2005.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition to the above, the pro forma interest expense amount includes the interest costs associated with the $9.0 million that was borrowed under the Company’s revolving credit facility in April 2005 to fund the Neo Concepts, Inc. acquisition. Such interest costs have been reflected in the accompanying pro forma condensed consolidated statement of operations for the period from the acquisition date (April 2005) through December 31, 2005.
The following reconciliation provides additional details behind the pro forma interest expense adjustment reflected in the accompanying unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 (in thousands):

Annual interest expense associated with senior subordinated notes ($198.6 million at an effective interest rate of 9.375%)	$18,620
Annual interest expense associated with pro forma revolving credit facility balance ($34.9 million at an annual interest rate of 6.34%)	2,214
Annual amortization of deferred financing costs related to the senior subordinated notes ($6.0 million in estimated fees amortized on a straight-line basis over 8 years)	750
Incremental interest expense associated with the Neo Concepts, Inc. acquisition for the remaining eight months of 2005 ($9.0 million at an annual interest rate of 6.75%)	404

Pro forma interest expense	21,988
Elimination of historical interest expense of Cardtronics, Inc. and the acquired Bank Machine operations	(23,436)

Pro forma interest expense adjustment	$(1,448)

Future maturities of our pro forma long-term debt, including the incremental $9.0 million in borrowings associated with the Neo Concepts, Inc. acquisition, are as follows (in thousands):

	Total	2006	2007	2008	2009	2010	Thereafter

Long-term debt (net of discount)	$242,535	$—	$—	$—	$—	$43,925	$198,610

The pro forma interest expense figures also reflect the amortization of approximately $6.0 million in deferred financing costs associated with the sale of the notes described in this prospectus. Such amount is reflected as being amortized over the 8-year estimated life of the notes. The historical condensed consolidated financial statements also reflect the subsequent pre-tax write-off of approximately $0.1 million in deferred financing costs which were incurred when we refinanced our existing bank credit facilities in May 2005, and the pre-tax write-off of approximately $4.9 million in deferred financing costs upon the successful completion of the notes offering in August 2005 and the simultaneous pay-off and retirement of the Company’s outstanding term loans. However, such write-offs have been excluded from the accompanying unaudited pro forma condensed consolidated financial statements as such costs were incurred directly as a result of the refinancings of our existing bank credit facility as part of our Bank Machine acquisition and as a result of the sale of the notes described in this prospectus.

(3)	Reflects the adjustments to the historical depreciation, accretion and amortization expense resulting from the effects of the purchase price allocation associated with the Bank Machine acquisition. We acquired Bank Machine as of May 1, 2005, therefore the pro forma adjustments relate to the results for the four months ended April 30, 2005. The acquired tangible assets have a weighted-average remaining useful life of approximately 3.7 years and are being depreciated on a straight-line basis over such period of time. The acquired intangible customer contracts and relationships are estimated to have a 7-year life,

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after taking into consideration expected renewals, and are being amortized over such period on a straight-line basis, consistent with our past practice. Reference is made to the historical consolidated financial statements of Cardtronics, Inc. as of December 31, 2005, included elsewhere in this prospectus for additional information on the Bank Machine purchase price allocation.

(4)	Reflects the adjustments to income taxes at the statutory rates of 37.1% for our US operations (34.0% federal and 3.1% state) and 30.0% for our UK operations.

CARDTRONICS, INC.
Unaudited Interim Financial Statements
June 30, 2006

CARDTRONICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
($ in thousands, except share and per share data)

	June 30,	December 31,
	2006	2005

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,936	$1,699
Accounts and notes receivable, net of allowance of $277 and $559 as of June 30, 2006 and December 31, 2005, respectively	9,660	9,746
Inventory	4,948	2,747
Prepaid expenses, deferred costs, and other current assets	5,043	4,244
Restricted cash, short-term	814	4,232
Deferred tax asset, net	1,125	1,105

Total current assets	25,526	23,773
Restricted cash	34	33
Property and equipment, net	73,313	74,151
Intangible assets, net	70,189	75,965
Goodwill	166,688	161,557
Prepaid expenses and other assets	13,866	8,272

Total assets	$349,616	$343,751

Liabilities and Stockholders’ Deficit
Current liabilities:
Notes payable and capital leases	$147	$3,168
Current portion of other long-term liabilities	2,281	2,251
Accounts payable and accrued liabilities	44,355	42,438

Total current liabilities	46,783	47,857
Long-term liabilities:
Long-term debt, net of related discount	244,318	244,456
Deferred tax liability, net	10,914	9,800
Other long-term liabilities and minority interest in subsidiaries	13,550	14,393

Total liabilities	315,565	316,506
Redeemable preferred stock	76,462	76,329
Stockholders’ deficit:
Common stock, $0.0001 par value; 2,500,000 shares authorized; 2,394,508 shares issued at June 30, 2006 and December 31, 2005; 1,776,052 and 1,771,349 outstanding at June 30, 2006 and December 31, 2005, respectively	—	—
Subscriptions receivable (at face value)	(1,476)	(1,476)
Additional paid-in capital	2,358	2,033
Accumulated other comprehensive income (loss), net	8,443	(346)
Accumulated deficit	(4,748)	(2,252)
Treasury stock; 618,456 and 623,160 shares at cost at June 30, 2006 and December 31, 2005, respectively	(46,988)	(47,043)

Total stockholders’ deficit	(42,411)	(49,084)

Total liabilities and stockholders’ deficit	$349,616	$343,751

See accompanying notes to condensed consolidated financial statements

CARDTRONICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands)

	Six Months Ended
	June 30,

	2006	2005

	(unaudited)
Revenues:
ATM operating revenues	$136,655	$122,128
ATM product sales and other revenues	5,740	5,326

Total revenues	142,395	127,454
Cost of revenues:
Cost of ATM operating revenues (includes stock-based compensation of $20 and $172 for the six months ended June 30, 2006 and 2005, respectively)	102,945	95,087
Cost of ATM product sales and other revenues	5,037	4,803

Total cost of revenues	107,982	99,890
Gross profit	34,413	27,564
Operating expenses:
Selling, general and administrative expenses (includes stock-based compensation of $360 and $1,939 for the six months ended June 30, 2006 and 2005, respectively)	9,898	8,700
Depreciation and accretion expense	8,858	5,142
Amortization expense	7,347	3,709

Total operating expenses	26,103	17,551
Income from operations	8,310	10,013
Other (income) expense:
Interest expense, net	11,322	5,269
Amortization and write-off of financing costs and bond discount	1,214	1,131
Minority interest in subsidiary	(57)	15
Other	(657)	432

Total other expenses	11,822	6,847
Income (loss) before income taxes	(3,512)	3,166
Income tax provision (benefit)	(1,157)	1,151

Net income (loss)	(2,355)	2,015
Preferred stock dividends and accretion expense	132	1,262

Net income (loss) available to common stockholders	$(2,487)	$753

See accompanying notes to condensed consolidated financial statements

CARDTRONICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

	Six Months Ended
	June 30,

	2006	2005

	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(2,355)	$2,015
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion expense	16,205	8,851
Amortization and write-off of deferred financing costs and bond discount	1,214	1,131
Non-cash compensation expense	380	279
Deferred income taxes	(1,168)	1,075
Minority interest	(57)	15
Loss on disposal of assets	447	432
Changes in assets and liabilities, net of acquisitions:
Decrease in receivables, net	1,846	2,277
Increase in prepaid, deferred costs and other current assets	(1,846)	(104)
(Increase) decrease in inventory	(1,038)	894
Increase in other assets	(310)	(120)
Decrease in accounts payable and accrued liabilities	3,300	2,648
Decrease in other liabilities	(2,728)	(560)

Net cash provided by operating activities	13,890	18,833
Cash flows from investing activities:
Additions to property and equipment	(9,454)	(10,704)
Payments for exclusive license agreements	(1,842)	—
Disposals of property and equipment	8	60
Acquisitions, net of cash acquired	—	(105,768)

Net cash used in investing activities	(11,288)	(116,412)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	14,300	260,284
Repayments of long-term debt	(14,500)	(155,541)
Issuance of Series B preferred stock	—	73,297
Redemption of Series A preferred stock	—	(24,795)
Issuance of capital stock	—	84
Purchase of treasury stock	—	(46,453)
Debt issuance and modification costs	(167)	(5,315)
Distributions	—	(23)
Repayment of subscriptions receivable	—	386

Net cash (used in) provided by financing activities	(367)	101,924

Effect of exchange rate changes on cash	2	(105)

Net increase in cash and cash equivalents	2,237	4,240
Cash and cash equivalents at beginning of period	1,699	1,412

Cash and cash equivalents at end of period	$3,936	$5,652

Supplemental disclosure of cash flow information:
Cash paid for interest	$11,001	$4,662
Cash paid for income taxes	—	32
See accompanying notes to condensed consolidated financial statements

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1 —	General and Basis of Financial Statements —
      Cardtronics, Inc., along with its wholly owned subsidiaries (collectively, the “Company” or “Cardtronics”) owns and operates approximately 25,000 automated teller machines (“ATMs”) in all 50 states and approximately 1,000 ATMs located throughout the United Kingdom. Additionally, the Company owns a majority interest in an entity that operates approximately 300 ATMs located throughout Mexico. The Company provides ATM management and equipment-related services (typically under multi-year contracts) to large, nationally known retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. Additionally, the Company operates the largest surcharge-free ATM network within the United States (based on number of participating ATMs), and works with financial institutions to brand the Company’s ATMs in order to provide their banking customers with convenient, surcharge-free ATM access.
      The unaudited interim condensed consolidated financial statements include the accounts of Cardtronics, Inc. and its wholly and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Additionally, certain reclassifications have been made to the prior year amounts to conform to the current year presentation.
      The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are presented in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial information. Accordingly, certain footnote disclosures have been condensed or omitted. In the Company’s opinion, the unaudited interim condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2005. The results of operations for the six-month periods ended June 30, 2006 and 2005 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year.
      The condensed consolidated balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the Company’s audited consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2005.
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and such differences could be material to the financial statements.

NOTE 2 —	Business Combinations

Acquisition of Bank Machine (Acquisitions) Limited —
      On May 17, 2005, the Company acquired all of the issued and outstanding shares of Bank Machine (Acquisitions) Limited (“Bank Machine”), a privately held independent owner and operator of approximately 1,000 ATMs in the United Kingdom. Such acquisition provided the Company with an existing platform outside of the United States from which it can expand its operations to other European markets.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The purchase price totaled approximately $95.0 million and consisted of $92.0 million in cash and the issuance of 35,221 shares of the Company’s Series B Convertible Preferred Stock, which was valued by the Company at approximately $3.0 million. Additionally, the Company incurred approximately $2.2 million in transaction costs associated with the acquisition. The total purchase consideration was allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such allocation resulted in approximately $77.0 million in goodwill, which has been assigned to a reporting unit that is currently comprised solely the acquired Bank Machine operations.
      The Company utilized May 1, 2005, as the effective date of the acquisition date for accounting purposes. Accordingly, the accompanying condensed consolidated financial statements include Bank Machine’s results of operations only for those periods subsequent to April 30, 2005.
      The following table presents the unaudited pro forma combined results of operations (in thousands) of the Company and Bank Machine for the six-month period ended June 30, 2005, after giving effect to certain pro forma adjustments, including the effects of the issuance of the Company’s senior subordinated notes in August 2005 (see Note 7). Such pro forma results include the effects of the senior subordinated notes financing as such notes were utilized in part to finance the Bank Machine acquisition. Such unaudited pro forma financial results do not reflect the impact of the smaller acquisitions consummated by the Company in 2005 and 2006. The unaudited pro forma financial results assume that the acquisition and the debt issuance occurred on January 1, 2005, and are not necessarily indicative of the actual results that would have occurred had those transactions been consummated on such date. Furthermore, such pro forma results are not necessarily indicative of the future results to be expected for the consolidated operations.

Six Months Ended
June 30, 2005

Revenues	$137,638
Income from operations	11,375
Net income	50

Acquisition of ATM National, Inc. —
      On December 21, 2005, the Company acquired all of the outstanding shares of ATM National, Inc., the owner and operator of Allpoint, a nationwide surcharge-free ATM network. The consideration for such acquisition totaled $4.8 million, and was comprised of $2.6 million in cash, 21,111 shares of the Company’s common stock, and the assumption of approximately $0.4 million in additional liabilities. Such consideration was allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values as of the acquisition date. Such allocation resulted in goodwill of approximately $3.7 million, which was assigned to a separate reporting unit representing the acquired ATM National, Inc. operations. Additionally, such allocation resulted in approximately $3.2 in identifiable intangible assets, including $3.0 million for the acquired customer contracts and $0.2 million for the acquired Allpoint trade name. Such purchase price allocation is still considered to be preliminary pending the completion of the Company’s outside appraisal efforts.

Acquisition of CCS Mexico —
      In February 2006, the Company acquired a majority ownership stake in CCS Mexico, an independent ATM operator located in Mexico, for approximately $1.0 million in cash consideration and the assumption of approximately $0.4 million in additional liabilities. Additionally, the Company incurred approximately $0.3 million in transaction costs associated with this acquisition. CCS Mexico, which was renamed Cardtronics Mexico upon the completion of the Company’s investment, currently operates approximately 300 surcharging ATMs in selected retail locations throughout Mexico. With Mexico having just recently approved

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
surcharging for off-premise ATMs, the Company anticipates placing additional surcharging ATMs in other retail establishments throughout Mexico as those opportunities arise.
      The Company has allocated the total purchase consideration to the assets acquired and liabilities assumed based on their respective fair values as of the acquisition date. Such allocation, which is still considered to be preliminary pending the completion of the Company’s appraisal efforts, resulted in goodwill of approximately $1.0 million. Such goodwill, which is not deductible for tax purposes, has been assigned to a separate reporting unit representing the acquired CCS Mexico operations.
      Because the Company owns a majority interest in Cardtronics Mexico, such entity is reflected as a consolidated subsidiary in the accompanying condensed consolidated financial statements, with the remaining ownership interest not held by the Company being reflected as a minority interest.

Other 2005 Acquisitions —
      On March 1, 2005, the Company acquired a portfolio of approximately 475 ATMs and related contracts located in independent grocery stores in and around the New York metropolitan area for approximately $8.2 million in cash. The purchase price was allocated $0.6 million to ATM equipment and $7.6 million to the acquired merchant contracts/relationships.
      On April 21, 2005, the Company acquired a portfolio of approximately 330 ATMs and related contracts at BP Amoco locations throughout the Midwest for approximately $9.0 million in cash. The purchase price was allocated $0.2 million to ATM equipment and $8.8 million to the acquired merchant contracts/relationships.
NOTE 3 — Stock Based Compensation —
      The following table reflects the total stock-based compensation expense amounts included in the accompanying condensed consolidated statements of operations (in thousands):

	Six Months
	Ended
	June 30,

	2006	2005

Cost of ATM operating revenues	$20	$172
Selling, general and administrative expense	360	1,939

Total stock-based compensation expense	$380	$2,111

      Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123R”). Under SFAS No. 123R, the Company records the grant date fair value of share-based compensation arrangements, net of estimated forfeitures, as compensation expense on a straight-line basis over the underlying service periods of the related awards. Prior to the adoption of SFAS No. 123R, the Company utilized the intrinsic value method of accounting for stock-based compensation awards in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), which generally resulted in no compensation expense for employee stock options issued with an exercise price greater than or equal to the fair value of the Company’s common stock on the date of grant. Furthermore, the Company historically utilized the minimum value method of measuring equity share option values for pro forma disclosure purposes under SFAS No. 123. Accordingly, the Company’s adoption of SFAS No. 123R on January 1, 2006 was done utilizing the prospective application method. Under the prospective application method, the fair value approach outlined under SFAS No. 123R is applied only to new awards granted subsequent to December 31, 2005 and to existing awards only in the event that such awards are modified, repurchased, or cancelled subsequent to the SFAS No. 123R adoption date. Accordingly,

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the Company’s financial statements for all periods prior to January 1, 2006 do not reflect any adjustments resulting from the adoption of SFAS No. 123R. Additionally, the adoption of SFAS No. 123R did not result in the recording of a cumulative effect of a change in accounting principle.

Stock Based Compensation Plan
      In June 2001 the board of directors of the Company approved the Cardtronics Group, Inc. 2001 Stock Incentive Plan (the “2001 Plan”). The 2001 Plan allows for the issuance of equity-based awards in the form of non-qualified stock options and stock appreciation rights, as determined at the sole discretion of the compensation committee of the Company’s board of directors. As of June 30, 2006, only non-qualified stock options had been issued under the 2001 Plan. The persons eligible to receive awards under the 2001 Plan include employees, directors, and consultants of the Company, including its affiliates and subsidiaries. Under the 2001 Plan, no award may be granted more than ten years after the plan’s initial approval date. As of June 30, 2006, the maximum number of shares of common stock that could be issued under the 2001 Plan totaled 750,000 shares. The Company currently has no other stock based compensation plans in place.

Stock Option Grants
      The Company has historically used the Black-Scholes valuation model to determine the fair value of stock options granted for pro forma reporting purposes under SFAS No. 123. The Company’s outstanding stock options generally vest annually over a four-year period from the date of grant and expire ten years after the date of grant. There have been no stock option grants made under the 2001 Plan that are subject to performance-based vesting criteria.
      A summary of the status of the Company’s outstanding stock options as of June 30, 2006, and changes during the six months ended June 30, 2006, is presented below:

		Weighted
		Average
		Exercise
	Shares	Price

Balance January 1, 2006	464,164	$48.70
Granted	97,500	83.84
Exercised	(4,703)	0.04
Forfeited	(22,500)	80.30

Balance June 30, 2006	534,461	$54.21

Options vested and exercisable at June 30, 2006	250,836	$26.69

      As of June 30, 2006, the remaining weighted average contractual life for options outstanding and exercisable was 7.6 and 6.2 years, respectfully. The aggregate intrinsic value of options outstanding and exercisable at June 30, 2006 was $15.8 million and $14.3 million, respectively. The intrinsic value of options exercised during the six months ended June 30, 2006 was approximately $394,000, and resulted in a tax benefit to the Company of approximately $146,000. However, because the Company is currently in a net operating loss position, such benefit has not been reflected in the accompanying condensed consolidated financial statements, as required by SFAS No. 123R. Furthermore, no cash was utilized by the Company in the settlement of such awards during the six months ended June 30, 2006.
      As indicated in the table above, the Company granted an additional 97,500 non-qualified stock options to certain employees during the six months ended June 30, 2006. Such options were granted with an exercise price of $83.84 per share, which was equal to the estimated fair market value of the Company’s common equity as of the date of grant, and vest ratably over a four-year service period with a 10-year contractual term.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company estimates the fair value of its options for financial accounting purposes by utilizing the Black-Scholes option pricing model. Such model requires the input of certain subjective assumptions, including the expected life of the options, a risk-free interest rate, a dividend rate, and the future volatility of the Company’s common equity. Additional information with respect to the fair value of the options issued during 2006 is as follows:

Weighted average fair value per stock option granted	$33.71
Valuation assumptions:
Expected option term (years)	6.25
Expected volatility	34.50%
Expected dividend yield	0.00%
Risk-free interest rate	4.85%
      The expected option term of 6.25 years was determined based on the simplified method outlined in Staff Accounting Bulletin (“SAB”) No. 107, as issued by the SEC. Such method is based on the vesting period and the contractual term for each grant, and is calculated by taking the average of the expiration date and the vesting period for each vesting tranche. In the future, as information regarding post vesting termination becomes more accessible, the Company may change this method of deriving the expected term. Such a change could impact the fair value of options granted in the future. Furthermore, the Company expects to refine the method of deriving the expected term by no later than January 1, 2008 as required by SAB No. 107. The estimated forfeiture rates utilized by the Company are based on the Company’s historical option forfeiture rates, and represent the Company’s best estimate of future forfeiture rates. In future periods, the Company will monitor the level of actual forfeitures to determine if such estimate should be modified prospectively.
      The Company’s common stock is not publicly-traded; therefore, the expected volatility factor of 34.50% was determined based on historical volatility rates obtained for certain companies with publicly-traded equity that operate in the same or related businesses as that of the Company. The volatility factor utilized represents the simple average of the historical daily volatility rates obtained for each company within this designated peer group over multiple periods of time, up to and including a period of time commensurate with the expected option term discussed above. The Company utilized this peer group approach, as the historical transactions involving the Company’s private equity have been very limited and infrequent in nature. The Company believes that the historical peer group volatility rate utilized above is a reasonable estimate of the Company’s expected future volatility.
      The expected dividend yield was assumed to be zero as the Company has not historically paid, and does not anticipate paying, dividends with respect to its common equity. The risk-free interest rate reflects the rate in effect as of the grant date for U.S. treasury securities with a term similar to that of the expected option term referenced above.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A summary of the status of the Company’s non-vested stock options as of June 30, 2006, and changes during the six months ended June 30, 2006, is presented below:

	Number of	Weighted
	Shares Under	Average
	Outstanding	Grant Date
	Options	Fair Value

Non-vested options at January 1, 2006	270,562	$6.69
Granted	97,500	33.71
Vested	(64,437)	5.14
Forfeited	(20,000)	7.78

Non-vested options at June 30, 2006	283,625	$16.25

      As of June 30, 2006, there was $2.9 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plan. That cost is expected to be recognized on a straight-line basis over a remaining weighted-average contractual period of approximately 3.7 years. The total fair value of shares vested during the six months ended June 30, 2006 was $331,000. Compensation expense recognized related to stock options totaled approximately $257,000 for the six months ended June 30, 2006. For the six months ended June 30, 2005, the Company recognized approximately $1.8 million in stock option-based compensation expense related to the repurchase of shares underlying certain employee stock options in connection with the Company’s series B preferred stock financing transaction.

Restricted Stock
      Pursuant to a restricted stock agreement dated January 20, 2003, the Company sold the president and chief executive officer of the Company 80,000 shares of common stock in exchange for a promissory note in the amount of $940,800 (“Exchange Proceeds”). Such shares vest ratably over a four-year basis on each anniversary of the original grant date. The underlying restricted stock agreement permits the Company to repurchase a portion of such shares prior to January 20, 2007, in certain circumstances. The agreement also contained a provision allowing the shares to be “put” to the Company in an amount sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. On February 4, 2004, the Company amended the restricted stock agreement to remove such “put” right. As a result of this amendment, the Company determined that it would need to recognize approximately $3.2 million in compensation expense on a graded-basis over the four-year vesting period associated with these restricted shares. Additionally, in connection with such amendment, the Company paid a $1.8 million bonus to its chief executive officer as reimbursement of the tax liability associated with such grant.
      As of January 1, 2006, the number of non-vested shares for the aforementioned restricted stock grant totaled 40,000, and the remaining unrecognized compensation cost to be recognized on a graded-basis was approximately $227,000. Compensation expense associated with this restricted stock grant totaled approximately $114,000 for the six months ended June 30, 2006 and approximately $255,000 for the six months ended June 30, 2005. No additional restricted shares were granted or forfeited during these periods. During the six months ended June 30, 2006 an additional 20,000 shares of the restricted stock grant vested. These vested shares had a total fair value of approximately $805,000 (net of the Exchange Proceeds), approximately $741,000 of which had been recognized as compensation expense in previous periods as a result of the graded-basis of amortization utilized by the Company.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of June 30, 2006 there was approximately $112,000 of unrecognized compensation cost associated with the aforementioned restricted stock grant. Such cost is expected to be recognized on a graded-basis over a remaining weighted average period of approximately 0.6 years.

Other Stock-Based Compensation
      In addition to the compensation expense reflected above for the stock options granted during the six months ended June 30, 2006, the accompanying condensed consolidated financial statements include compensation expense amounts relating to the aforementioned restricted stock grant as well as certain compensatory options that were granted in 2004. Because the Company utilized the prospective method of adoption for SFAS No. 123R, all unvested awards as of January 1, 2006, will continue to be accounted for pursuant to APB Opinion No. 25 and SFAS No. 123. Accordingly, the accompanying condensed consolidated statements of operations include approximately $9,000 and $25,000 in compensation expense for the six-month periods ended June 30, 2006 and 2005, respectively, associated with such compensatory option grants.
NOTE 4 — Comprehensive Income —
      SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income and its components in the financial statements. Accumulated other comprehensive income (loss) is displayed as a separate component of stockholders’ deficit in the accompanying consolidated balance sheets and consisted of unrealized gains, net of related income taxes, related to changes in the fair values of the Company’s interest rate swap derivative transactions and the cumulative amount of foreign currency translation losses associated with the Company’s foreign operations.
      The Company’s comprehensive income is included as a component of stockholders’ deficit and is composed of (i) net income (loss), (ii) foreign currency translation adjustments, and (iii) unrealized gains associated with the Company’s interest rate hedging activities. The following table presents the calculation of comprehensive income (in thousands):

	Six Months Ended
	June 30,

	2006	2005

Net income (loss)	$(2,355)	$2,015
Foreign currency translation adjustments	5,309	(2,430)
Unrealized gain on interest rate hedges, net of tax	3,480	921

Total comprehensive income	$6,434	$506

      The following table sets forth the components of accumulated other comprehensive income (loss), net of taxes, as of June 30, 2006 and December 31, 2005 (in thousands):

	Foreign	Unrealized	Accumulated
	Currency	Gains on	Other
	Translation	Interest Rate	Comprehensive
	Adjustments	Hedges	Income (Loss)

Balance as of December 31, 2005	$(5,491)	$5,145	$(346)
Current period changes	5,309	3,480	8,789

Balance as of June 30, 2006	$(182)	$8,625	$8,443

      The Company currently believes that the unremitted earnings of its foreign subsidiaries will be reinvested in the foreign countries in which those subsidiaries operate for an indefinite period of time. Accordingly, no

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
deferred taxes have been provided for on the differences between the Company’s book basis and underlying tax basis in those subsidiaries, or on the foreign currency translation adjustment amounts reflected in the tables above.
NOTE 5 — Intangible Assets

Intangible Assets with Indefinite Lives —
      The following table depicts the changes in the carrying amount of the Company’s intangible assets with indefinite lives for the six months ended June 30, 2006 (in thousands):

	Goodwill	Tradename	Total

Balance at December 31, 2005	$161,557	$3,671	$165,228
Acquisitions	1,021	—	1,021
Foreign currency translation adjustments	4,110	203	4,313

Balance at June 30, 2006	$166,688	$3,874	$170,562

Intangible Assets with Definite Lives
      The following is a summary of the Company’s intangible assets that are subject to amortization as of June 30, 2006 (in thousands):

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Customer contracts and relationships	$81,264	$(27,005)	$54,259
Exclusive license agreements	4,262	(742)	3,520
Deferred financing costs	10,809	(2,273)	8,536

Total	$96,335	$(30,020)	$66,315

      The Company’s intangible assets with definite lives are being amortized over the assets’ estimated useful lives utilizing the straight-line method. Estimated useful lives range from three to twelve years for customer contracts and relationships and four to eight years for exclusive license agreements. Deferred financing costs are amortized through interest expense over the contractual term of the underlying borrowings utilizing the effective interest method. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in a reduction in fair value or a revision of those estimated useful lives.
      Amortization of customer contracts and relationships and exclusive license agreements totaled $7.3 million and $3.7 million for the six-month periods ended June 30, 2006 and 2005, respectively. Included in the 2006 figure was approximately $2.8 million in additional amortization expense related to the impairment of the intangible asset associated with the acquired BAS Communications, Inc. ATM portfolio. Such impairment relates to a reduction in anticipated future cash flows resulting from a higher than anticipated attrition rate associated with this acquired portfolio.
      Amortization of deferred financing costs and bond discount totaled $0.7 million and $0.9 million for the six-month periods ended June 30, 2006 and 2005, respectively. Additionally, the Company wrote-off approximately $0.5 million and $0.2 million in deferred financing costs in February 2006 and May 2005, respectively, in connection with certain modifications made to the Company’s existing revolving credit facilities.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Estimated amortization expense for the Company’s intangible assets with definite lives for the remaining six months of 2006 and the next five years is as follows (in thousands):

	Customer Contracts	Exclusive License	Deferred
	and Relationships	Agreements	Financing Costs	Total

2006	$4,379	$324	$620	$5,323
2007	8,675	636	1,288	10,599
2008	8,680	576	1,355	10,611
2009	8,342	571	1,428	10,341
2010	7,092	475	1,103	8,670
2011	5,645	361	944	6,950
Thereafter	11,446	577	1,798	13,821

Total	$54,259	$3,520	$8,536	$66,315

NOTE 6 — Accounts Payable and Accrued Liabilities —
      Accounts payable and accrued liabilities consist of the following (in thousands):

	June 30,	December 31,
	2006	2005

Accounts payable	$9,095	$7,285
Accrued merchant fees	8,595	7,923
Accrued armored fees	4,150	2,662
Accrued interest	7,840	7,328
Accrued cash management fees	2,490	3,430
Accrued maintenance fees	1,335	1,431
Accrued compensation	1,726	1,722
Accrued purchases	1,385	2,292
Other accrued expenses	7,739	8,365

Total	$44,355	$42,438

NOTE 7 — Long-Term Debt —
      The Company’s long-term debt borrowings as of June 30, 2006 and December 31, 2005 consisted of the following (in thousands):

	June 30,	December 31,
	2006	2005

Revolving credit facility	$45,600	$45,800
Senior subordinated notes due August 2013 (net of unamortized discount of $1.3 million as of both dates)	198,718	198,656

Total	$244,318	$244,456

Revolving Credit Facility
      On May 17, 2005, in connection with the acquisition of Bank Machine, the Company replaced its existing bank credit facility with new facilities provided by BNP Paribas and Bank of America, N.A. Such

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
facilities were comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. Borrowings under the facilities were utilized to repay the Company’s existing bank credit facility and to fund the acquisition of Bank Machine. In connection with the issuance of the Company’s senior subordinated notes in August 2005 (as discussed below), the first and second lien term loan facilities were repaid in full, and the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million. As of June 30, 2006, $45.6 million was outstanding under the revolving credit facility. Borrowings under the revolving credit facility bear interest at LIBOR plus 3.25%. Additionally, the Company pays a commitment fee of 0.5% per annum on the unused portion of the revolving credit facility.
      In February 2006, the Company amended the revolving credit facility to remove or modify certain restrictive covenants contained within the facility and to reduce the maximum borrowing capacity from $150.0 million to $125.0 million. The Company recorded a pre-tax charge of approximately $0.5 million associated with the write-off of previously deferred financing costs related to the facility as a result of this amendment. Additionally, the Company incurred approximately $0.1 million in fees associated with such amendment. Although the maximum borrowing capacity was reduced, the overall effect of the amendment was to increase the Company’s liquidity and financial flexibility through the removal and modification of certain restrictive covenants, as contained in the facility. Such covenants, which were originally structured to accommodate an acquisitive growth strategy, have either been eliminated or modified to reflect a greater focus on the Company’s organic growth initiatives. The primary restrictive covenants within the facility now include (i) limitations on the amount of senior debt that the Company can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, (iii) limitations on the amounts of restricted payments that can be made in any given year, including dividends, and (iv) limitations on the amount of capital expenditures that the Company can incur on a rolling 12-month basis. The Company is in compliance with all applicable covenants and ratios.

Senior Subordinated Notes
      On August 12, 2005, the Company sold $200.0 million in senior subordinated notes (the “Notes”) pursuant to Rule 144A of the Securities Act of 1933. The Notes, which are subordinate to borrowings made under the revolving credit facility, mature in August 2013 and carry a 9 1/4% coupon with an effective yield of 9 3/8%. Interest under the Notes is paid semi-annually in arrears on February 15th and August 15th of each year. Net proceeds from the offering, after taking into consideration direct offering costs, totaled approximately $192.6 million. Such proceeds, along with cash on hand and borrowings under the Company’s revolving credit facility, were utilized to repay all of the outstanding borrowings, including accrued but unpaid interest, under the Company’s first and second lien term loan facilities. The Notes are guaranteed by the Company’s domestic subsidiaries and contain certain covenants that, among other things, limit the Company’s ability to incur additional indebtedness and make certain types of restricted payments, including dividends. Except as discussed below, the Company was in compliance with all applicable covenants required under the Notes as of June 30, 2006.
      A provision of the Notes requires the Company attempt to register the Notes with the SEC on or before June 8, 2006 and to complete the related exchange offer within 30 days thereafter. As of the date of this report, the Company has been unable to complete the registration of the Notes with the SEC, and hence the exchange offer, and thus is currently not in compliance with this provision. Accordingly, effective June 8, 2006, the annual interest rate on the Notes increased from 9 1/4% to 9 1/2%. Such rate will be in effect for the first 90-day period immediately following the June 8th deadline. Furthermore, such rate will continue to increase by an additional one-quarter of one percent (0.25%) per annum for each additional 90-day period that the Notes are not registered and exchanged, up to a maximum amount of 1.0% per annum. Each 0.25% rate increase will result in an additional $125,000 in interest costs for the Company per 90-day period. Once

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the Notes have been successfully registered with the SEC and the exchange offer has been completed, the interest rate will immediately return to the 9 1/4% stated rate.
NOTE 8 — Other Long-Term Liabilities —
      Other long-term liabilities consist of the following (in thousands):

	June 30,	December 31,
	2006	2005

Asset retirement obligations	$8,900	$8,339
Deferred revenue	475	1,075
Minority interest in subsidiary	252	25
Other long-term liabilities	3,923	4,954

Total	$13,550	$14,393

NOTE 9 — Asset Retirement Obligations —
      The Company accounts for asset retirement obligations in accordance with SFAS No. 143, Asset Retirement Obligations. Asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this deinstall and restoration work. In accordance with SFAS No. 143, for each group of ATMs the Company recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over seven years and the related liabilities are accreted to their full value over the same period of time.
      The following table describes changes to the Company’s asset retirement obligation liability for the six months ended June 30, 2006 (in thousands):

Asset retirement obligation at December 31, 2005	$8,339
Additional obligations	363
Accretion expense	554
Payments	(427)
Foreign currency translation adjustments	71

Asset retirement obligation at June 30, 2006	$8,900

NOTE 10 — Preferred Stock —
      On February 10, 2005, the Company issued 894,568 shares of its Series B preferred stock for $75.0 million in proceeds to TA Associates. The net proceeds from the offering were utilized to redeem the Company’s outstanding Series A preferred stock and a portion of the Company’s outstanding common stock and vested options. On May 17, 2005, the Company issued an additional 35,221 shares of its Series B preferred stock as partial consideration for the Bank Machine acquisition. Such shares were valued at approximately $3.0 million, consistent with the value per share received in connection with the February 10, 2005 issuance.
      The Series B preferred shareholders have certain preferences to the Company’s common shareholders, including board representation rights and the right to receive their original issue price prior to any distributions being made to the common shareholders as part of a liquidation, dissolution or winding up of the Company. As of June 30, 2006 and December 31, 2005, the liquidation value of the Series B preferred shared totaled $78.0 million. The Series B preferred shares are convertible into the same number of shares of

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. The Series B preferred shares have no stated dividends and are redeemable at the option of a majority of the Series B holders at any time on or after the earlier of (i) December 2013 and (ii) the date that is 123 days after the first day that none of the Company’s 9 1/4% senior subordinated notes remain outstanding, but in no event earlier than February 2012.
      The carrying value of the Company’s Series B preferred stock was $76.5 million as of June 30, 2006, and has been reflected net of unaccreted issuance costs of approximately $1.5 million. Such issuance costs are being accreted on a straight-line basis through February 2012, which represents the earliest optional redemption date outlined above.
NOTE 11 — Commitments and Contingencies —
      The Company had no material purchase commitments as of June 30, 2006. However, the Company does expect to make capital expenditures to upgrade its ATMs to be both Encrypting PIN Pad and Triple DES compliant over the next two years. The Company currently expects to spend approximately $12.8 million to accomplish these upgrades on all of its ATMs by the end of 2007. Of this total, the Company anticipates spending $2.6 million in 2006 and $10.2 million in 2007.
      In addition to the above, the Company may be required to make additional capital expenditures in future periods to comply with anticipated new regulations resulting from the Americans with Disabilities Act (“ADA”). Furthermore, in connection with the E*TRADE Access acquisition, the Company assumed responsibility for the outcome of a lawsuit instituted in Massachusetts Federal District Court by the National Federation of the Blind and the Commonwealth of Massachusetts. In this lawsuit, the plaintiffs initially sought to require E*TRADE Access to make all of the ATMs in its network “voice-enabled”, or capable of providing audible instructions to a visually-impaired person upon that person inserting a headset plug into an outlet at the ATM. In response to a motion filed by us, on February 22, 2005, the Court ruled that the plaintiffs were not entitled to this relief. Following the Court’s order, the plaintiffs filed an amended petition stating that we had failed to make ATM banking services fully accessible and independently usable by individuals who are blind. Believing that the plaintiffs’ amended petition was fatally defective in that it failed to precisely define the remedy sought by the plaintiffs, we filed a motion for summary judgment on this point. Likewise, the plaintiff’s filed a motion for summary judgment requesting the Court to issue an injunction requiring us to make our ATMs independently usable by the visually impaired. In February 2006, the Court agreed, in part, with our position and gave the NFB 90 days to specify a non-voice enabled remedy or face possible dismissal of some of their claims. In May 2006, the NFB filed its response to the Court’s directive and has once again suggested to the Court that a “voice enabled” remedy is within the Court’s purview. At this date, we have not filed a response to this most recent filing by the NFB, but may do so in the near future. However, since the Court’s February 2006 order, we have filed two motions. The first motion seeks clarification of the Court’s February 2006 order on two issues, including: (i) whether the Court should dismiss that portion of the NFB’s claims against Cardtronics that are wrongly predicated on Cardtronics being deemed a banking institution; and (ii) whether the NFB must prove, with respect to certain of its claims, the date of construction on each building in which a Cardtronics ATM is installed. Our second motion challenges the NFB’s standing to bring the lawsuit. As a result of that later motion, all discovery in the case has been stayed pending the Court’s ruling on such motion. The Court has not yet set a date to conduct an oral hearing on either of these motions.
      Additionally, recently proposed accessibility guidelines under the ADA would require voice enabling technology for newly installed ATMs and for ATMs that are otherwise retrofitted or substantially modified. However, these new rules have not yet been adopted by the Department of Justice. Assuming the proposed guidelines will be adopted in substantially their current form, the Company estimates that it would incur

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
approximately $1.5 million in capital expenditures over the next three years to retrofit all of its owned ATMs that are not already voice-enabled.
      The Company is also subject to various legal proceedings and claims arising in the ordinary course of its business. The Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.
NOTE 12 — Derivative Financial Instruments —
      The Company is exposed to changes in interest rates (LIBOR) as a result of its variable-rate debt and ATM cash management activities. It is the Company’s policy to limit the variability of a portion of its expected future interest payments as a result of changes in LIBOR by utilizing certain types of derivative financial instruments.
      To meet the above objective, the Company entered into several LIBOR-based interest rate swaps during 2004 and 2005 to fix the interest rate paid on $300.0 million of the Company’s current and anticipated outstanding ATM cash balances. The effect of such swaps was to fix the interest rate paid on the following notional amounts for the periods identified (in thousands):

Notional Amount	Weighted Average Fixed Rate	Period

$300,000	3.70%	July 1, 2006-December 31, 2006
$300,000	3.86%	January 1, 2007-December 31, 2007
$300,000	4.35%	January 1, 2008-December 31, 2008
$200,000	4.36%	January 1, 2009-December 31, 2009
$100,000	4.34%	January 1, 2010-December 31, 2010
      Net amounts paid or received under such swaps are recorded as adjustments to the Company’s “Cost of ATM operating revenues” in the accompanying condensed consolidated statements of operations. During the six-month periods ended June 30, 2006 and 2005, there were no gains or losses recorded in the condensed consolidated statements of operations as a result of ineffectiveness associated with the Company’s interest rate swaps.
      The Company’s interest rate swaps have been classified as cash flow hedges pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Accordingly, changes in the fair values of the Company’s interest rate swaps have been reported in accumulated other comprehensive income (loss) in the accompanying condensed consolidated balance sheets. As of June 30, 2006, the unrealized gain on such swaps totaled approximately $8.6 million, net of tax.
NOTE 13 — Segment Information —
      During the six months ended June 30, 2006, and as a result of the Company’s recent acquisition of a majority interest in Cardtronics Mexico, the Company renamed its domestic and international reportable segments to the United States and United Kingdom segments, respectively, and added a third segment, Mexico. All intercompany transactions between the Company’s reportable segments have been eliminated.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following summarizes certain financial data by reportable segment as of June 30, 2006 and December 31, 2005, and for the six-month periods ended June 30, 2006 and 2005 (in thousands):

	Six Months Ended
	June 30,

	2006	2005

Revenues:
United States	$124,727	$122,018
United Kingdom	17,636	5,436
Mexico	202	—
Intercompany eliminations	(170)	—

Total	$142,395	$127,454

Income (loss) before income taxes:
United States	$(3,512)	$3,256
United Kingdom	103	(94)
Mexico	(56)	—
Intercompany eliminations	(47)	4

Total	$(3,512)	$3,166

Intersegment revenues:
United States	$170	$—

	As of

	June 30,	December 31,
	2006	2005

Identifiable assets:
United States	$240,940	$240,600
United Kingdom	107,819	103,151
Mexico	857	—

Total	$349,616	$343,751

NOTE 14 — New Accounting Pronouncements —
      In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 31, 2006. The Company is currently evaluating what impact, if any, this statement will have on its financial statements.
NOTE 15 — Supplemental Guarantor Financial Information —
      The Company’s senior subordinated notes issued in August 2005 are guaranteed on a full and unconditional basis by the Company’s domestic subsidiaries. The following information sets forth the

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
condensed consolidating statements of operations and cash flows for the six-month periods ended June 30, 2006 and 2005, and the condensed consolidating balance sheets as of June 30, 2006 and December 31, 2005, of (i) Cardtronics, Inc., the parent company and issuer of the senior subordinated notes (“Parent”), (ii) the Company’s domestic subsidiaries on a combined basis (collectively, the “Guarantors”), and (iii) the Company’s international subsidiaries on a combined basis (collectively, the “Non-Guarantors”) (in thousands):

Condensed Consolidating Statements of Operations

	Six Months Ended June 30, 2006

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Revenues	$—	$124,727	$17,838	$(170)	$142,395
Operating costs and expenses	485	117,590	16,136	(126)	134,085

Operating income	(485)	7,137	1,702	(44)	8,310
Interest expense, net	4,106	6,831	1,599	—	12,536
Equity in (earnings) losses of subsidiaries	(1,120)	—	—	1,120	—
Other (income) expense, net	—	(772)	55	3	(714)

Income (loss) before income taxes	(3,471)	1,078	48	(1,167)	(3,512)
Income tax provision (benefit)	(1,163)	(26)	32	—	(1,157)

Net income (loss)	(2,308)	1,104	16	(1,167)	(2,355)
Preferred stock dividends and accretion expense	132	—	—	—	132

Net income (loss) available to common stockholders	$(2,440)	$1,104	$16	$(1,167)	$(2,487)

	Six Months Ended June 30, 2005

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Revenues	$—	$122,018	$5,436	$—	$127,454
Operating costs and expenses	2,176	110,426	4,843	(4)	117,441

Operating income	(2,176)	11,592	593	4	10,013
Interest expense, net	971	4,761	668	—	6,400
Equity in (earnings) losses of subsidiaries	(6,193)	—	—	6,193	—
Other (income) expense, net	—	428	19	—	447

Income (loss) before income taxes	3,046	6,403	(94)	(6,189)	3,166
Income tax provision (benefit)	1,035	142	(26)	—	1,151

Net income (loss)	2,011	6,261	(68)	(6,189)	2,015
Preferred stock dividends and accretion expense	1,262	—	—	—	1,262

Net income (loss) available to common stockholders	$749	$6,261	$(68)	$(6,189)	$753

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets

	As of June 30, 2006

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Assets:
Cash and cash equivalents	$125	$853	$2,958	$—	$3,936
Receivables, net	2,145	8,751	991	(2,227)	9,660
Other current assets	1,785	6,979	3,166	—	11,930

Total current assets	4,055	16,583	7,115	(2,227)	25,526
Property and equipment, net	—	56,480	17,003	(170)	73,313
Intangible assets, net	7,275	49,888	13,026	—	70,189
Goodwill	4,160	87,692	74,836	—	166,688
Investments and advances to subsidiaries	71,751	—	56	(71,807)	—
Intercompany receivable	2,507	882	(3,389)	—	—
Prepaid and other assets	205,148	13,871	29	(205,148)	13,900

Total assets	$294,896	$225,396	$108,676	$(279,352)	$349,616

Liabilities and Stockholders’ Deficit:
Current portion of notes payable and capital leases	$—	$6	$141	$—	$147
Current portion of other long-term liabilities	—	2,251	30	—	2,281
Accounts payable and accrued liabilities	9,035	28,754	8,809	(2,243)	44,355

Total current liabilities	9,035	31,011	8,980	(2,243)	46,783
Long-term debt, less current portion	244,318	133,051	72,097	(205,148)	244,318
Other non-current liabilities and minority interest	7,492	13,671	3,317	(16)	24,464

Total liabilities	260,845	177,733	84,394	(207,407)	315,565
Preferred stock	76,462	—	—	—	76,462
Stockholders’ equity (deficit)	(42,411)	47,663	24,282	(71,945)	(42,411)

Total liabilities and stockholders’ deficit	$294,896	$225,396	$108,676	$(279,352)	$349,616

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2005

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Assets:
Cash and cash equivalents	$118	$1,544	$37	$—	$1,699
Receivables, net	2,047	10,706	836	(3,843)	9,746
Other current assets	1,669	4,968	5,691	—	12,328

Total current assets	3,834	17,218	6,564	(3,843)	23,773
Property and equipment, net	—	58,283	15,991	(123)	74,151
Intangible assets, net	10,906	52,243	12,816	—	75,965
Goodwill	5,907	85,122	70,528	—	161,557
Investments and advances to subsidiaries	60,339	—	—	(60,339)	—
Intercompany receivable	487	2,288	(2,775)	—	—
Prepaid and other assets	205,389	8,988	27	(206,099)	8,305

Total assets	$286,862	$224,142	$103,151	$(270,404)	$343,751

Liabilities and Stockholders’ Deficit:
Current portion of long-term debt and notes payable	$—	$42	$3,126	$—	$3,168
Current portion of other long-term liabilities	—	2,251	—	—	2,251
Accounts payable and accrued liabilities	8,650	29,444	8,203	(3,859)	42,438

Total current liabilities	8,650	31,737	11,329	(3,859)	47,857
Long-term debt, less current portion	244,456	139,551	66,548	(206,099)	244,456
Other non-current liabilities and minority interest	6,511	14,629	3,053	—	24,193

Total liabilities	259,617	185,917	80,930	(209,958)	316,506
Preferred stock	76,329	—	—	—	76,329
Stockholders’ equity (deficit)	(49,084)	38,225	22,221	(60,446)	(49,084)

Total liabilities and stockholders’ deficit	$286,862	$224,142	$103,151	$(270,404)	$343,751

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

	Six Months Ended June 30, 2006

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Cash flows provided by (used in) operating activities	$(4,100)	$12,634	$5,356	$—	$13,890

Capital expenditures, net	—	(7,851)	(3,437)	—	(11,288)
Acquisitions, net of cash acquired	(1,026)	26	1,000	—	—

Cash flows used in investing activities	(1,026)	(7,825)	(2,437)	—	(11,288)

Proceeds from issuance of long-term debt	19,800	—	—	(5,500)	14,300
Repayments of long-term debt	(14,500)	(5,500)	—	5,500	(14,500)
Issuance of capital stock	—	—	—	—	—
Other financing activities	(167)	—	—	—	(167)

Cash flows provided by (used in) financing activities	5,133	(5,500)	—	—	(367)

Effect of exchange rate changes	—	—	2	—	2

Increase (decrease) in cash and cash equivalents	7	(691)	2,921	—	2,237
Cash and cash equivalents at beginning of period	118	1,544	37	—	1,699

Cash and cash equivalents at end of period	$125	$853	$2,958	$—	$3,936

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended June 30, 2005

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Cash flows provided by (used in) operating activities	$(201)	$17,037	$1,997	$—	$18,833

Capital expenditures, net	—	(9,637)	(1,007)	—	(10,644)
Acquisitions, net of cash acquired	—	(17,099)	(88,669)	—	(105,768)

Cash flows used in investing activities	—	(26,736)	(89,676)	—	(116,412)

Proceeds from issuance of long-term debt	233,700	164,551	65,820	(203,787)	260,284
Repayments of long-term debt	(229,718)	(155,568)	—	229,745	(155,541)
Issuance of preferred stock	73,297	—	—	—	73,297
Redemption of preferred stock	(24,795)	—	—	—	(24,795)
Issuance of capital stock	88	—	25,954	(25,958)	84
Redemption of capital stock	(46,453)	—	—	—	(46,453)
Other financing activities	(5,256)	304	—		(4,952)

Cash flows provided by financing activities	863	9,287	91,774	—	101,924

Effect of exchange rate changes	—	—	(105)	—	(105)

Increase (decrease) in cash and cash equivalents	662	(412)	3,990	—	4,240
Cash and cash equivalents at beginning of period	—	1,412	—	—	1,412

Cash and cash equivalents at end of period	$662	$1,000	$3,990	$—	$5,652

CARDTRONICS
Annual Financial Statements
December 31, 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Cardtronics, Inc.:
We have audited the accompanying consolidated balance sheets of Cardtronics, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ deficit and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cardtronics, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003.
As discussed in Note 2, the financial statements as of and for the years ended December 31, 2004 and 2003, have been restated.
/s/ KPMG LLP
Houston, Texas
May 19, 2006

CARDTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2004
(000’s, except share and per share info)

	December 31,

	2005	2004

		(As restated —
		see Note 2)
Assets
Current assets:
Cash and cash equivalents	$1,699	$1,412
Accounts receivable, net of allowance for doubtful accounts of $559 and $558 as of December 31, 2005 and 2004, respectively	9,535	10,895
Notes receivable short-term, net of allowance for doubtful notes short-term of $65 and $156 as of December 31, 2005 and 2004, respectively	211	578
Inventory	2,747	2,609
Prepaid expenses, deferred costs, and other current assets	4,244	2,503
Restricted cash, short-term	4,232	—
Deferred tax asset, net	1,105	1,924

Total current assets	23,773	19,921
Restricted cash	33	32
Notes receivable, net of allowance for doubtful notes of $0 and $7 as of December 31, 2005 and 2004, respectively	83	155
Property and equipment, net	74,151	44,992
Intangible assets, net	75,965	45,923
Goodwill	161,557	84,977
Prepaid expenses and other assets	8,189	1,667

Total assets	$343,751	$197,667

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt and notes payable	$3,126	$15,000
Current portion of capital leases	42	—
Current portion of other long-term liabilities	2,251	1,176
Accounts payable	7,285	2,397
Accounts payable to affiliates	310	308
Accrued liabilities	34,843	22,063
Income tax payable	—	29

Total current liabilities	47,857	40,973
Long-term liabilities:
Long-term debt, net of current portion and related discount	244,456	113,541
Deferred tax liability, net	9,800	6,782
Other long-term liabilities and minority interest in subsidiary	14,393	13,077

Total liabilities	316,506	174,373

Series A redeemable preferred stock, $0.0001 par value; 17,500 shares authorized; zero and 17,500 shares issued and outstanding at December 31, 2005 and 2004, respectively, and liquidation value of $0 and $24,521 at December 31, 2005 and 2004, respectively	—	23,634
Series B redeemable preferred stock, $0.0001 par value, 1,500,000 shares authorized; 929,789 shares issued and outstanding at December 31, 2005; liquidation value of $78,000 at December 31, 2005	76,329	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 2,500,000 shares authorized; 2,394,509 and 2,373,398 shares issued at December 31, 2005 and 2004, respectively; 1,771,349 and 2,303,257 outstanding at December 31, 2005 and 2004, respectively	—	—
Subscriptions receivable (at face value)	(1,476)	(1,862)
Additional paid-in capital	2,033	—
Accumulated other comprehensive income (loss), net	(346)	886
Retained earnings (accumulated deficit)	(2,252)	1,495
Treasury stock; 623,160 and 70,141 shares at cost at December 31, 2005 and 2004, respectively	(47,043)	(859)

Total stockholders’ deficit	(49,084)	(340)

Total liabilities and stockholders’ deficit	$343,751	$197,667

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005, 2004 and 2003
(000’s)

	Years Ended December 31,

	2005	2004	2003

		(As restated —
		see Note 2)
Revenues:
ATM operating revenues	$258,992	$182,711	$101,950
ATM product sales and other revenues	9,973	10,204	8,493

Total revenues	268,965	192,915	110,443
Cost of revenues:
Cost of ATM operating revenues (includes stock-based compensation of $0.2 million in 2005)	199,763	143,504	80,286
Cost of ATM product sales and other revenues	9,685	8,703	7,903

Total cost of revenues	209,448	152,207	88,189
Gross profit (exclusive of depreciation and amortization shown separately below)	59,517	40,708	22,254
Operating expenses:
Selling, general and administrative expenses (includes stock-based compensation of $2.2 million, $1.0 million and $1.6 million in 2005, 2004 and 2003, respectively)	17,865	13,571	7,229
Depreciation and accretion expense	12,951	6,785	3,632
Amortization expense	8,980	5,508	3,842

Total operating expenses	39,796	25,864	14,703
Income from operations	19,721	14,844	7,551
Other expenses:
Interest expense, net (includes amortization and write-off of financing costs of $6.9 million, $1.1 million and $0.5 million in 2005, 2004 and 2003, respectively)	22,426	5,235	2,157
Minority interest in subsidiary	15	19	—
Other	968	209	106

Total other expenses	23,409	5,463	2,263
Income (loss) before income taxes and cumulative effect of change in accounting principle	(3,688)	9,381	5,288
Income tax provision (benefit)	(1,270)	3,576	1,955

Income (loss) before cumulative effect of change in accounting principle	(2,418)	5,805	3,333
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $80	—	—	134

Net income (loss)	(2,418)	5,805	3,199
Preferred stock dividends and accretion expense	1,395	2,312	2,089

Net income (loss) available to common stockholders	$(3,813)	$3,493	$1,110

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
AND COMPREHENSIVE INCOME (LOSS)
For the Years Ended December 31, 2005, 2004 and 2003
(000’s)
(As restated — see Note 2)

				Retained	Accumulated
		Additional		Earnings	Other
	Common	Paid-In	Treasury	(Accumulated	Comprehensive	Subscriptions
	Stock	Capital	Stock	Deficit)	Income (Loss)	Receivable	Total

Balances — December 31, 2002, as reported	$—	$—	$(3,970)	$(4,939)	$—	$—	$(8,909)
Adjustments	—	—	—	(116)	—	—	(116)

Balances — December 31, 2002, as restated	$—	$—	$(3,970)	$(5,055)	$—	$—	$(9,025)

Issuance of restricted stock	—	—	941	—	—	(941)	—
Issuance of capital stock	—	—	2,133	(769)	—	(1,364)	—
Dividends on preferred stock	—	(546)	—	(1,543)	—	—	(2,089)
Non-cash compensation charges	—	1,585	—	—	—	—	1,585
Net income and comprehensive income	—	—	—	3,199	—	—	3,199

Balances — December 31, 2003	$—	$1,039	$(896)	$(4,168)	$—	$(2,305)	$(6,330)

Issuance of capital stock	—	27	37	—	—	443	507
Dividends on preferred stock	—	(2,153)	—	(159)	—	—	(2,312)
Tax benefit from stock option exercises	—	184	—	—	—	—	184
Non-cash compensation charges	—	903	—	53	—	—	956
Distributions	—	—	—	(36)	—	—	(36)
Comprehensive income:
Net income	—	—	—	5,805	—	—	5,805
Unrealized gain on cash flow hedges, net of tax of $566	—	—	—	—	886	—	886

Total comprehensive income	—	—	—	—	—	—	6,691

Balances — December 31, 2004	$—	$—	$(859)	$1,495	$886	$(1,862)	$(340)

Repayment of subscriptions	—	—	—	—	—	386	386
Issuance of capital stock	—	1,590	269	—	—	—	1,859
Purchase of treasury stock	—	—	(46,453)	—	—	—	(46,453)
Dividends on preferred stock	—	(98)	—	(1,063)	—	—	(1,161)
Non-cash compensation charges	—	541	—	—	—	—	541
Preferred stock issuance cost accretion	—	—	—	(234)	—	—	(234)
Distributions	—	—	—	(32)	—	—	(32)
Comprehensive loss:
Net loss	—	—	—	(2,418)	—	—	(2,418)
Foreign currency translations	—	—	—	—	(5,491)	—	(5,491)
Unrealized gain on cash flow hedges, net of tax of $2.5 million	—	—	—	—	4,259	—	4,259

Total comprehensive loss	—	—	—	—	—	—	(3,650)

Balances — December 31, 2005	$—	$2,033	$(47,043)	$(2,252)	$(346)	$(1,476)	$(49,084)

See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003
(000’s)

	Years Ended December 31,

	2005	2004	2003

		(As restated —
		see Note 2
Cash flows from operating activities:
Net income (loss)	$(2,418)	$5,805	$3,199
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and accretion expense	21,931	12,293	7,474
Amortization and write-off of deferred financing costs and bond discount	6,941	1,080	528
Non-cash compensation expense	541	956	1,585
Deferred income taxes	(1,270)	3,490	1,862
Minority interest	15	19	—
Loss on disposal of assets	1,036	209	106
Cumulative effect of change in accounting principle, net	—	—	134
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable, net	2,258	(4,344)	(2,163)
(Increase) decrease in prepaid, deferred costs and other current assets	378	(407)	(1,205)
Decrease in inventory	1,342	487	523
Decrease in notes receivable, net	439	758	959
(Increase) decrease in other assets	(600)	79	(22)
Increase (decrease) in accounts payable	(1,085)	(4,349)	413
Increase in accrued liabilities	7,189	2,107	6,747
Increase (decrease) in other liabilities	(3,490)	2,283	1,489

Net cash provided by operating activities	33,207	20,466	21,629
Cash flows from investing activities:
Additions to property and equipment	(31,926)	(19,747)	(7,300)
Sale of property and equipment	78	446	335
Acquisitions, net of cash acquired	(108,112)	(99,625)	(22,698)

Net cash used in investing activities	(139,960)	(118,926)	(29,663)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	478,009	136,041	42,500
Repayments of long-term debt and capital leases	(362,141)	(38,925)	(29,863)
Redemption of Series A preferred stock	(24,795)	—	—
Purchase of treasury stock	(46,453)	—	—
Issuance of Series B preferred stock	73,297	—	—
Issuance of capital stock	89	64	—
Repayment of subscriptions receivable	386	443	—
Distributions	(31)	(36)	—
Debt issuance costs	(11,127)	(3,269)	(2,233)

Net cash provided by financing activities	107,234	94,318	10,404

Effect of exchange rate changes	(194)	—	—

Net increase (decrease) in cash and cash equivalents	287	(4,142)	2,370
Cash and cash equivalents at beginning of period	1,412	5,554	3,184

Cash and cash equivalents at end of period	$1,699	$1,412	$5,554

Supplemental disclosure of cash flow information:
Cash paid for interest	$8,359	$4,517	$1,666
Cash paid for income taxes	92	327	39
See accompanying notes to consolidated financial statements.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Business and Summary of Significant Accounting Policies

(a)	Description of Business
      Cardtronics, Inc., along with its wholly owned subsidiaries (collectively, the “Company” or “Cardtronics”) owns and operates approximately 25,000 automated teller machines (“ATMs”) in all 50 states and approximately 1,000 ATMs located throughout the United Kingdom. The Company provides ATM management and equipment-related services (typically under multi-year contracts) to large, nationally known retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. Additionally, the Company operates the largest surcharge-free ATM network within the United States (based on number of participating ATMs), and works with financial institutions to brand the Company’s ATMs in order to provide their banking customers with convenient, surcharge-free ATM access.
      Since May 2001, the Company has acquired 13 ATM networks and one operator of a surcharge-free ATM network. In particular, in June 2004, the Company acquired a majority of the ATM operations of E*TRADE Access, Inc., an indirect wholly owned subsidiary of E*TRADE Financial Corporation, for approximately $106.9 million in cash (the E*TRADE acquisition). Such acquisition more than doubled the Company’s ATM portfolio from approximately 12,000 ATMs to over 25,000 ATMs. Additionally, in May 2005, the Company acquired all of the outstanding shares of Bank Machine (Acquisitions) Limited, a privately held independent owner and operator of approximately 1,000 ATMs in the United Kingdom, for approximately $95.0 million in cash and stock (the Bank Machine acquisition). See note 3.

(b)	Organizational History
      The Company was originally formed in 1989 and operated under the name Cardpro, Inc. In June 2001, CapStreet II, L.P. and CapStreet Parallel II, L.P. (together with The CapStreet Group, LLC, “The CapStreet Group”) acquired a majority of the outstanding stock of Cardpro, Inc. At the time of The CapStreet Group investment, Cardpro, Inc. was converted into a Delaware limited partnership and renamed Cardtronics, LP. Also, in June 2001, Cardtronics Group, Inc. was incorporated under the laws of the state of Delaware to act as a holding company, with Cardtronics Group, Inc. indirectly owning 100% of the equity of Cardtronics, LP. In January 2004, the Company changed its name from Cardtronics Group, Inc. to Cardtronics, Inc.
      At the time of The CapStreet Group investment, the Company also issued $12.5 million of Series A preferred stock to The CapStreet Group. During 2001 and 2002, the Company sold an additional $5.0 million of Series A preferred stock to The CapStreet Group. See note 10.
      In February 2005, the Company issued $75.0 million of Series B preferred stock to a new investor, TA Associates. The proceeds of the offering were utilized to redeem all of the Company’s outstanding Series A preferred stock, including all accrued and unpaid dividends, redeem a portion of the Company’s outstanding common stock, and pay expenses incurred in connection with the offering. Additionally, as part of the Bank Machine acquisition in May 2005, the Company issued an additional $3.0 million worth of Series B preferred stock to certain former shareholders of Bank Machine. See note 3.

(c)	Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries, as well as the accounts of ATM Ventures LLC (ATM Ventures), a limited liability company that the Company controls through a 50% ownership interest in such entity. The remaining 50% ownership interest has been reflected as a minority interest in the accompanying consolidated financial statements. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Significant accounts and transactions between the Company, including its subsidiaries, and its directors and officers are disclosed as related party transactions. See note 5.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Certain reclassifications have been made to previously reported amounts in the accompanying consolidated financial statements to conform to the current year presentation.

(d)	Use of Estimates in the Preparation of Financial Statements
      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include the carrying amount of intangibles, goodwill, and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those assumed in the Company’s estimates.

(e)	Cash and Cash Equivalents
      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash in bank and short-term deposit sweep accounts.
      Current restricted cash of approximately $4.2 million as of December 31, 2005, was comprised of $3.1 million in guarantees related to certain notes issued in connection with the Bank Machine acquisition (see note 3), and approximately $1.1 million in amounts collected on behalf of, but not yet remitted to, certain of the Company’s merchant customers.
      Non-current restricted cash represents a certificate of deposit held at one of the banks utilized to provide cash for the Company’s ATMs.

(f)	ATM Cash Management Program
      The Company relies on agreements with Bank of America, N.A. and Palm Desert National Bank to provide it with the cash that it uses in its domestic ATMs in which the related merchants do not provide their own cash. In the United Kingdom, the Company relies on Alliance & Leicester Commercial Bank (“ALCB”) to provide it with its ATM cash needs. The Company pays a fee for its usage of this cash based on the total amount of cash outstanding at any given time, as well as fees related to the bundling and preparation of such cash prior to it being loaded in the ATMs. At all times during its use, the cash remains the sole property of the cash providers, and the Company is unable to and prohibited from obtaining access to such cash. Pursuant to the Bank of America agreement, Bank of America must provide 360 days prior written notice to the Company to terminate the agreement and remove its cash from the ATMs. Under the other domestic agreement, Palm Desert National Bank has the right to demand the return of all or any portion of its cash at any point in time upon the occurrence of certain events beyond the Company’s control. ALCB has the right to demand the return of all or any portion of its cash at any point in time upon the occurrence of certain events beyond the Company’s control. Based on the foregoing, such cash, and the related obligations, are not reflected in the accompanying consolidated financial statements.
      The amount of cash in the Company’s ATMs was approximately $473.6 million and $385.2 million at December 31, 2005 and 2004, respectively.

(g)	Accounts Receivable
      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks for ATM transaction revenues earned on transactions processed during the month ending on the balance sheet date. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accounts monthly and determines the allowance based on an analysis of its past due accounts. All balances over 90 days past due are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Amounts charged to bad debt expense were nominal during the years ended December 31, 2005, 2004 and 2003, respectively.

(h)	Notes Receivable
      Notes receivable relate to ATM financing arrangements with terms that typically exceed one year. At the beginning of 2002, the Company discontinued financing the sale of ATMs through the notes receivable program for periods greater than one year. However, the Company will still, in limited circumstances, finance the sale of ATMs for periods less than one year.
      These notes typically bear interest at an implicit rate ranging from 8% to 10% that is recognized over the life of the note. The ATMs that are financed pursuant to these arrangements serve as collateral for the notes receivable.
      The allowance for doubtful notes is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes portfolio. The allowance is determined by using historical rates of default and extrapolating that data over the notes portfolio. Notes are written off against the allowance when all possible means of collection have been exhausted, and the potential for recovery is considered remote.

(i)	Inventory
      Inventory consists principally of used ATMs, ATM spare parts and ATM supplies and is stated at the lower of cost or market. Cost is determined using the average cost method. The following is a breakdown of the Company’s primary inventory components as of December 31, 2005 and 2004 (in thousands):

	December 31,

	2005	2004

ATMs	$1,447	$1,021
ATM parts and supplies	1,300	1,588

Total	$2,747	$2,609

(j)	Property and Equipment, net
      Property and equipment are stated at cost and depreciation is calculated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements and property acquired under capital leases are amortized over the useful life of the asset or the lease term, whichever is shorter. The cost of property and equipment held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Also included in property and equipment are new ATMs the Company has acquired for future installation. Such ATMs are held as “deployments in process” and are not depreciated until actually installed. Depreciation expense for property and equipment for the years ended December 31, 2005, 2004 and 2003 was $11.9 million, $6.5 million, and $3.5 million, respectively. See note 1(n) regarding asset retirement obligations associated with the Company’s ATMs.
      Maintenance on the Company’s ATMs is performed by third-parties and is typically incurred as a fixed fee per month per ATM. Accordingly, such amounts are expensed as incurred.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(k)	Intangible Assets
      Intangible assets include merchant contracts/relationships acquired in connection with acquisitions of ATM assets (i.e., the right to receive future cash flows related to ATM transactions occurring at these merchant locations), exclusive license agreements (i.e., the right to be the exclusive ATM service provider, at specific locations, for the time period under contract with a merchant customer), deferred financing costs relating to the Company’s credit agreements (note 14), and the Bank Machine trade name acquired in May 2005. Additionally, there is approximately $161.6 million in goodwill reflected in the accompanying consolidated balance sheet related to the E*TRADE, Bank Machine and ATM National, Inc. acquisitions.
      The estimated fair value of the merchant contracts/ relationships within each acquired portfolio is determined based on the estimated net cash flows and useful lives of the underlying contracts/ relationships, including expected renewals. The merchant contracts/ relationships comprising each acquired portfolio are typically homogenous in nature with respect to the underlying contractual terms and conditions. Accordingly, the Company pools such acquired merchant contracts/ relationships into a single intangible asset, by acquired portfolio, for purposes of computing the related amortization expense. The Company amortizes such intangible assets on a straight-line basis over the estimated useful lives of the portfolios to which the assets relate. Because the net cash flows associated with the Company’s acquired merchant contracts/ relationships typically increase subsequent to the acquisition date, the use of a straight-line method of amortization effectively results in an accelerated amortization schedule. As such, the straight-line method of amortization most closely approximates the pattern in which the economic benefits of the underlying assets are expected to be realized. The estimated useful life of each portfolio is determined based on the weighted average lives of the expected cash flows associated with the underlying merchant contracts/ relationships comprising the portfolio, and takes into consideration expected renewal rates and the terms and significance of the underlying contracts/ relationships themselves. If, subsequent to the acquisition date, circumstances indicate that a shorter estimated useful life is warranted for an acquired portfolio as a result of changes in the expected future cash flows associated with the individual contracts/ relationships comprising that portfolio, then that portfolio’s remaining estimated useful life and related amortization expense are adjusted accordingly on a prospective basis.

Intangible Assets with Indefinite Lives
      The following table depicts the changes in the carrying amount of the Company’s intangible assets with indefinite lives for the year ended December 31, 2005 (in thousands):

	Goodwill	Trade Name	Total

Balance at December 31, 2004	$84,977	$—	$84,977
Purchase price adjustments	145	—	145
Acquisitions	80,727	3,882	84,609
Foreign currency translation adjustments	(4,292)	(211)	(4,503)

Balance at December 31, 2005	$161,557	$3,671	$165,228

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Intangible Assets with Definite Lives
      The following is a summary of the Company’s intangible assets that are subject to amortization as of December 31, 2005 (in thousands):

	Weighted
	Average	Gross		Net
	Amortization	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount

Customer contracts and relationships	8.9 years	$80,682	$(19,934)	$60,748
Exclusive license agreements	6.3 years	2,457	(432)	2,025
Deferred financing costs	6.9 years	11,176	(1,655)	9,521

Total	8.6 years	$94,315	$(22,021)	$72,294

      The Company’s intangible assets with definite lives are being amortized over the assets’ estimated useful lives utilizing the straight-line method. Estimated useful lives range from three to twelve years for customer contracts and relationships and four to eight years for exclusive license agreements. Deferred financing costs are amortized through interest expense over the contractual term of the underlying borrowings utilizing the effective interest method. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in a reduction in fair value or a revision of those estimated useful lives.
      Amortization of customer contracts and relationships and exclusive license agreements, including impairment charges, totaled $9.0 million, $5.5 million and $3.8 million for the years ended December 31, 2005, 2004, and 2003, respectively.
      Amortization of deferred financing costs totaled $1.8 million, $1.0 million, and $0.4 million for the years ended December 31, 2005, 2004, and 2003, respectively. During the year ended December 31, 2005, the Company also wrote off approximately $5.0 million in deferred financing costs as a result of an amendment to its existing bank credit facility in May 2005 and the repayment of its existing term loans in August 2005. During the years ended December 31, 2005, 2004 and 2003, the Company expensed approximately $0.1 million per year associated with certain fees paid to third parties in connection with the amendments made to its bank credit facilities during those years.
      Estimated amortization expense for the Company’s customer contracts and relationships and exclusive license agreements for the next five years, based on intangible amounts recorded as of December 31, 2005, is as follows (in thousands):

	Amortization Expense for the Next Five Years

	2006	2007	2008	2009	2010

Contract intangibles	$9,208	$8,949	$8,921	$8,553	$7,326
Exclusive license agreements	414	414	353	349	250

Total	$9,622	$9,363	$9,274	$8,902	$7,576

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Estimated amortization (as reflected in interest expense) of the Company’s deferred financing costs for the next five years, based on deferred financing costs recorded as of December 31, 2005, is as follows (in thousands):

	Amortization for the Next Five Years

	2006	2007	2008	2009	2010

Deferred financing costs	$1,773	$1,288	$1,355	$1,428	$1,103

      The 2006 figure reflected above includes approximately $0.5 million associated with the write-off of previously deferred financing costs related to the amendment of the Company’s revolving credit facility in February 2006.

(l)	Income Taxes
      The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes, which are based on temporary differences between the amount of taxable income and income before provision for income taxes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at current income tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(m)	Impairment of Long-Lived Assets and Goodwill
      The Company places significant value on the installed ATMs that it owns and manages in merchant locations and the related acquired merchant contracts/relationships. In accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, and purchased contract intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company tests its acquired merchant contract/relationship intangible assets for impairment, along with the related ATMs, on an individual contract/relationship basis for the Company’s significant acquired contracts/relationships, and on a pooled or portfolio basis (by acquisition) for all other acquired contracts/relationships. In determining whether a particular merchant contract/relationship is significant enough to warrant a separate identifiable intangible asset, the Company analyzes a number of relevant factors, including (i) estimates of the historical cash flows generated by such contract/relationship prior to its acquisition, (ii) estimates regarding the Company’s ability to increase the contract/relationship’s cash flows subsequent to the acquisition through a combination of lower operating costs, the deployment of additional ATMs, and the generation of incremental revenues from increased surcharges and/or new branding arrangements, and (iii) estimates regarding the Company’s ability to renew such contract/relationship beyond its originally scheduled termination date. An individual contract/relationship, and the related ATMs, could be impaired if the contract/relationship is terminated sooner than originally anticipated, or if there is a decline in the number of transactions related to such contract/relationship without a corresponding increase in the amount of revenue collected per transaction. A portfolio of purchased contract intangibles, including the related ATMs, could be impaired if the contract attrition rate is materially more than the rate used to estimate the portfolio’s initial value, or if there is a decline in the number of transactions associated with such portfolio without a corresponding increase in the revenue collected per transaction. Whenever events or changes in circumstances indicate that a merchant contract/relationship intangible asset may be impaired, the Company evaluates the recoverability of the intangible asset, and the related ATMs, by measuring the related carrying amounts against the estimated undiscounted future cash flows associated with the related contract or

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
portfolio of contracts. Should the sum of the expected future net cash flows be less than the carrying values of the tangible and intangible assets being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying values of the ATMs and intangible assets exceeded the calculated fair value. The Company recorded approximately $1.2 million in additional amortization expense during the year ended December 31, 2005, related to the impairment of certain previously acquired merchant contract/relationship intangible assets associated with our domestic reporting segment.
      As of December 31, 2005, the Company had $161.6 million in goodwill reflected in its consolidated balance sheet, with such amount being comprised of $85.1 million from the E*TRADE acquisition, $72.8 million from the Bank Machine acquisition and $3.7 million from the ATM National, Inc. acquisition. Additionally, the Company had approximately $3.7 million of indefinite lived intangible assets as of December 31, 2005, related to the acquired Bank Machine and Allpoint (via the ATM National, Inc. acquisition) trade names. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company reviews the carrying amount of its goodwill and indefinite lived intangible assets for impairment at least annually, and more frequently if conditions warrant. Pursuant to SFAS No. 142, goodwill and indefinite lived intangible assets should be tested for impairment at the reporting unit level, which in the Company’s case involves two separate reporting units — (i) the Company’s domestic reporting segment and (ii) the Company’s international reporting segment, which as of December 31, 2005, was entirely comprised of the acquired Bank Machine operations. In the case of the goodwill balance resulting from the E*TRADE and ATM National, Inc. acquisitions, the carrying amount of the net assets associated with Company’s domestic reporting segment as of December 31, 2005 was compared to the estimated fair value of such segment as of that same date. With respect to the Bank Machine goodwill and indefinite lived intangible asset balances, the carrying amount of the net assets associated with the Company’s international reporting segment as of December 31, 2005 was compared to the estimated fair value of such reporting segment as of that same date. Based on the results of those tests, the Company determined that no goodwill impairments existed as of December 31, 2005.

(n)	Asset Retirement Obligations
      The Company changed its method of accounting for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003. SFAS No. 143 requires the Company to estimate the fair value of future retirement costs associated with its ATMs. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and can be reasonably estimated. Such asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s estimated useful life. Fair value estimates of liabilities for asset retirement obligations generally involve discounted future cash flows. Periodic accretion of such liabilities due to the passage of time is recorded as an operating expense in the accompanying consolidated financial statements. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the liability recorded.
      The initial adoption of SFAS No. 143 resulted in the recognition of: (i) liabilities amounting to approximately $1.6 million for contingent retirement obligations under certain merchant contracts (included in other long-term liabilities in the accompanying consolidated balance sheet); (ii) asset retirement costs amounting to approximately $1.6 million (included in property and equipment in the accompanying consolidated balance sheet); and (iii) a charge for the cumulative effect of the change in accounting principle amounting to $0.1 million (net of related income tax benefit of $0.08 million). Accretion expense related to liabilities for contingent retirement obligations (included in depreciation and accretion on the Company’s consolidated statement of operations) amounted to $1.0 million, $0.3 million and $0.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. The liability for contingent retirement obligations

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
totaled $8.3 million and $5.3 million, respectively, as of December 31, 2005 and 2004, and has been reflected in other long-term liabilities in the accompanying consolidated balance sheets.

(o)	Revenue Recognition
      Substantially all of the Company’s revenues are generated from ATM operating and transaction-based fees, which primarily include surcharge fees, interchange fees, branding and other fees, including maintenance fees. Such amounts are reflected as “ATM operating revenues” in the accompanying consolidated statements of operations. Surcharge and interchange fees are recognized daily as the underlying ATM transactions are processed. Branding fees are generated by the Company’s bank branding agreements and by the Company’s participation in a nationwide surcharge-free ATM network. Under the Company’s bank branding agreements, banks pay a fixed monthly fee per ATM to the Company to put their brand name on selected ATMs within the Company’s ATM portfolio. In return for such fees, the bank’s customers can use those branded ATMs without paying a surcharge fee. The fixed monthly branding fees per ATM are recognized as branding revenues on a monthly basis as earned. With respect to the Company’s surcharge-free network, the Company allows cardholders of financial institutions that participate in the network to utilize the Company’s ATMs on a surcharge-free basis. In return, the participating financial institutions typically pay a fixed-fee per month per cardholder to the Company. As is the case with bank branding fees, such network branding fees are recognized as branding revenues on a monthly basis as earned. With respect to maintenance services, the Company typically charges a fixed fee per month per ATM to its customers and outsources the fulfillment of those maintenance services to a third-party service provider for a corresponding fixed fee per month per ATM. Accordingly, the Company recognizes such service agreement revenues and the related expenses on a monthly basis, as earned.
      In addition to the above, the Company generates revenues from the sale of ATMs to merchants and certain equipment resellers. Such amounts are reflected as “ATM product sales and other revenues” in the accompanying consolidated statements of operations. Revenues related to the sale of ATMs to merchants are recognized when the equipment is delivered to the customer and the Company has completed all required installation and set-up procedures. With respect to the sale of ATMs to associate value-added resellers (VARs), the Company recognizes and invoices revenues related to such sales when the equipment is shipped from the manufacturer to the VAR. The Company typically extends 30-day terms and receives payment directly from the VAR irrespective of the ultimate sale to a third party.
      In connection with the Company’s “merchant-owned” ATM operating/processing arrangements, the Company typically pays the surcharge fees that it earns to the merchant as fees for providing, placing and maintaining the ATM unit. Pursuant to the guidance of Emerging Issues Task Force (“EITF”) Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), the Company has recorded such payments as a cost of the associated revenues. In exchange for this payment, the Company receives access to the merchants’ customers and the ability to earn the surcharge and interchange fees from transactions that such customers conduct from using the ATM. The Company is able to reasonably estimate the fair value of this benefit based on the typical surcharge rates charged for transactions on all of its ATMs, including those not subject to these arrangements.
      Further, the Company recognizes all of its surcharge and interchange fees gross of any of the payments made to the various merchants and retail establishments where the ATM units are housed. Pursuant to the guidance of EITF Issue 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, the Company acts as the principal and is the primary obligor in the ATM transactions, provides the processing for the ATM transactions, and has the risks and rewards of ownership, including the risk of loss for collection. Accordingly, the Company records revenues for all amounts earned from the underlying ATM transactions, and records the related merchant commissions as a cost of revenues.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(p)	Stock Based Compensation
      The Company currently accounts for its stock-based compensation plan in accordance with the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and as currently permitted by SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123. Compensation cost related to stock options issued to employees is calculated on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Compensation expense is then recognized on a graded basis over the vesting period, generally four years.
      The accompanying consolidated financial statements include compensation expense amounts relating to a restricted stock grant that was granted in 2003 and subsequently modified in 2004 (see note 5), and certain options granted in 2004. Such compensation expense amounts totaled approximately $0.5 million, $0.9 million, and $1.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Additionally, the Company recorded approximately $1.8 million in compensation expense in 2005 associated with the repurchase of the shares underlying certain employee stock options as part of the Company’s Series B preferred stock financing transaction in February 2005. Approximately $1.6 million of such amount has been reflected in selling, general and administrative expenses and approximately $0.2 million has been reflected in cost of ATM operating revenues in the accompanying consolidated statement of operations.
      Had compensation cost for the Company’s plan been determined based on the fair value method at the grant dates, as specified in SFAS No. 123, the Company’s net earnings would have been reduced to the following pro forma amounts (in thousands):

	Years Ended
	December 31,

	2005	2004	2003

Net income (loss), as reported	$(2,418)	$5,805	$3,199
Add: Stock-based employee compensation expense included in reported net income, net of tax	1,492	589	997
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,694)	(637)	(997)

Net income (loss), as adjusted	(2,620)	5,757	3,199
Preferred stock dividends and accretion expense	1,395	2,312	2,089

Net income (loss) available to common stockholders, as adjusted	$(4,015)	$3,445	$1,110

      Additional information regarding the Company’s stock option plan is included in note 4.

(q)	Derivative Instruments
      The Company utilizes derivative financial instruments to hedge its exposure to changing interest rates related to the Company’s ATM cash management activities. The Company does not enter into derivative transactions for speculative or trading purposes.
      All derivatives are recognized on the consolidated balance sheet at fair value. As of December 31, 2005, all of the Company’s derivative transactions were considered to be cash-flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, changes in the fair values of such derivatives have been reflected in the accumulated other comprehensive income (loss) account in the accompanying consolidated balance sheet. See note 18 for more details on the Company’s derivative financial instrument transactions.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(r)	Foreign Currency Translation
      As a result of the Bank Machine acquisition in May 2005, the Company is now exposed to foreign currency translation risk. The functional currency for the acquired Bank Machine operations is the British Pound. Accordingly, Bank Machine’s results of operations are translated into U.S. dollars using average exchange rates in effect during the periods in which those results are generated. Furthermore, Bank Machine’s assets and liabilities are translated into U.S. dollars using the exchange rate in effect as of each balance sheet reporting date. The resulting translation adjustment, which was a loss of $5.5 million as of December 31, 2005, has been included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheet.

(s)	Comprehensive Income (Loss)
      SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting comprehensive income and its components in the financial statements. Accumulated other comprehensive income (loss) is displayed as a separate component of stockholders’ deficit in the accompanying consolidated balance sheets and consisted of unrealized gains, net of related income taxes, related to changes in the fair values of the Company’s interest rate swap derivative transactions and the cumulative amount of foreign currency translation losses associated with the Company’s Bank Machine operations.
      The Company’s comprehensive income (loss) is included as a component of stockholders’ deficit and is composed of (i) net income (loss), (ii) foreign currency translation adjustments, and (iii) unrealized gains associated with the Company’s interest rate hedging activities. The following table presents the calculation of comprehensive income (loss) (in thousands):

	Years Ended
	December 31,

	2005	2004	2003

Net income (loss)	$(2,418)	$5,805	$3,199
Foreign currency translation adjustments	(5,491)	—	—
Unrealized gain on interest rate hedges, net of tax	4,259	886	—

Total comprehensive income (loss)	$(3,650)	$6,691	$3,199

      The Company currently believes that the unremitted earnings of its United Kingdom subsidiaries will be reinvested in the United Kingdom for an indefinite period of time. Accordingly, no deferred taxes have been provided for on the differences between the Company’s book basis and underlying tax basis in those subsidiaries, or on the foreign currency translation adjustment amounts reflected in the table above.

(t)	Treasury Stock
      Treasury stock is recorded at cost and carried as a component of stockholders’ deficit until retired or reissued.

(u)	Advertising Costs
      Advertising costs are expensed as incurred and totaled $0.9 million, $0.5 million and $0.4 million during the years ended December 31, 2005, 2004 and 2003, respectively.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(v)	Fair Value of Financial Instruments
      SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires the disclosure of the estimated fair value of the Company’s financial instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. SFAS No. 107 does not require the disclosure of the fair value of lease financing arrangements and nonfinancial instruments, including intangible assets such as goodwill and the Company’s merchant contracts/relationships.
      The carrying amount of the Company’s cash and cash equivalents and other current assets and liabilities approximates fair value due to the relatively short maturities of these instruments. The carrying amount of the Company’s interest rate swap agreements (see note 18) represents the fair value of such agreements and is based on third-party quotes for similar instruments with the same terms and conditions. The carrying amount of the long-term debt balance related to borrowings under the Company’s revolving credit facility approximates fair value due to the fact that such borrowings are subject to floating market interest rates. The fair value of the Company’s senior subordinated notes (see note 14) totaled $198.5 million as of December 31, 2005, based on the quoted market price for such notes as of that date.

(w)	New Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, a revision of SFAS No. 123. SFAS 123R eliminates the intrinsic value method of accounting for stock-based compensation, as currently allowed under APB Opinion No. 25, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the fair value of such awards on their grant date (with limited exceptions). Because the Company has historically utilized the minimum value method of measuring equity share option values for pro forma disclosure purposes under SFAS 123, it will adopt the provisions of SFAS 123R effective January 1, 2006 using the prospective transition method. Accordingly, the Company will recognize compensation expense for all new awards that are granted and existing awards that are modified subsequent to December 31, 2005. For those awards issued and still outstanding prior to December 31, 2005, the Company will continue to account for such awards pursuant to APB Opinion No. 25 and its related interpretive guidance.
      The impact that the adoption of SFAS 123R will have on the Company’s results of operations will be determined primarily by the number of stock options issued to employees in future periods. The incremental expense related to future stock option grants is difficult to predict because the expense will depend on the number of awards granted, the grant date stock price, the estimated volatility of the Company’s stock price, estimated forfeitures, and other factors. However, the Company expects that the values associated with future stock option grants will be significantly higher than those previously reflected in the pro forma disclosures under SFAS 123. This expectation is primarily due to the fact that SFAS 123R requires the use of a volatility assumption in determining the fair value of the awards granted, as opposed to the minimum value method previously employed by the Company which assumed no volatility.

(x)	Working Capital Deficit
      The Company’s surcharge and interchange revenues are typically collected in cash on a daily basis or within a very short period of time subsequent to the end of each month. However, the Company typically pays its vendors, including certain of its merchant customers, within 20-30 days subsequent to the end of each month. Accordingly, the Company will typically utilize the excess cash flow generated from such timing differences to fund its capital expenditure needs or to repay amounts outstanding under its revolving line of credit (which is reflected as a long-term liability in the accompanying consolidated balance sheets). Accordingly, this scenario will typically cause the Company’s balance sheet to reflect a working capital deficit position. The Company considers such a presentation to be a normal part of its ongoing operations.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Restatement of Financial Statements
      The consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003, and the nine months ended September 30, 2005, have been restated to correct the accounting for the deferred financing costs associated with the Company’s credit facilities and the impact that various modifications related to those credit facilities have had on such deferred financing costs.
      During the years ended December 31, 2004 and 2003, and the nine months ended September 30, 2005, as a result of multiple modifications to the Company’s credit facilities, the Company expensed approximately $2.5 million, $1.4 million, and $3.4 million, respectively, in financing costs paid in connection with those and prior modifications. Upon further review of the guidance contained in EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, and EITF Issue No. 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements, the Company determined that it had expensed too much of the aforementioned costs in 2004 and 2003, and too little of the aforementioned costs in 2005. Further, the Company determined that it should have recorded an additional expense amount in September 2002 in connection with a modification to its credit facility as of such date. The impact of the reversal of a portion of the amounts expensed in 2004 and 2003 was partially offset by the subsequent amortization of those costs over the terms of the related loans. In August 2005, all of the term loans associated with the Company’s credit facilities were repaid in full; therefore, all unamortized deferred financing costs associated with such term loans were expensed in full as part of such extinguishment.
      As a result of the correction of the aforementioned items, the Company has recorded adjustments to increase (decrease) its income before income taxes by the following amounts for the periods shown below (in thousands):

Year ended December 31, 2002	$(157)
Year ended December 31, 2003	1,189
Year ended December 31, 2004	1,815
Nine months ended September 30, 2005	(2,369)

Total	$478

      In addition to the above adjustments, the Company’s unaudited interim financial statements for the nine months ended September 30, 2005 have been restated to record approximately $1.8 million in compensation expense associated with the repurchase of the shares underlying certain employee stock options as part of the Company’s Series B preferred stock financing transaction in February 2005. Approximately $1.6 million of such amount has been reflected in selling, general and administrative expenses and approximately $0.2 million has been reflected in cost of ATM operating revenues in the accompanying consolidated statement of operations.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following tables reflect the effects of the adjustments the Company has made to its consolidated financial statements as of and for the periods shown (in thousands):

Impact on Selected Balance Sheet Amounts

	As of December 31, 2004

	As Reported	Adjustment	As Restated

Deferred tax asset, net	$2,412	$(488)	$1,924
Total current assets	20,409	(488)	19,921
Intangible assets, net	43,077	2,846	45,923
Total assets	195,309	2,358	197,667
Income taxes payable	46	(17)	29
Total current liabilities	40,990	(17)	40,973
Deferred tax liability, net	6,231	551	6,782
Total liabilities	173,839	534	174,373
Retained earnings (accumulated deficit)	(329)	1,824	1,495
Total stockholders’ deficit	(2,164)	1,824	(340)
Total liabilities and stockholders’ deficit	195,309	2,358	197,667

Impact on Selected Statement of Operations Amounts

	For the Year Ended December 31, 2004

	As Reported	Adjustment	As Restated

Interest expense, net	$7,050	$(1,815)	$5,235
Total other expenses	7,278	(1,815)	5,463
Income before income taxes	7,566	1,815	9,381
Income tax provision	2,956	620	3,576
Net income	4,610	1,195	5,805

	For the Year Ended December 31, 2003

	As Reported	Adjustment	As Restated

Interest expense, net	$3,346	$(1,189)	$2,157
Total other expenses	3,452	(1,189)	2,263
Income before income taxes and cumulative effect of change in accounting principle	4,099	1,189	5,288
Income tax provision	1,511	444	1,955
Income before cumulative effect of change in accounting principle	2,588	745	3,333
Net income	2,454	745	3,199

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Nine Months Ended
	September 30, 2005

	As Reported	Adjustment	As Restated

	(unaudited)
Cost of ATM operating revenues	$148,528	$172	$148,700
Total cost of revenues	155,504	172	155,676
Gross profit	43,684	(172)	43,512
Selling, general and administrative expenses	11,552	1,660	13,212
Total operating expenses	25,771	1,660	27,431
Income from operations	17,913	(1,832)	16,081
Interest expense, net	14,224	2,369	16,593
Total other expenses	15,106	2,369	17,475
Income (loss) before income taxes	2,807	(4,201)	(1,394)
Income tax provision (benefit)	972	(1,517)	(545)
Net income (loss)	1,835	(2,684)	(849)

Impact on Accumulated Deficit Amounts

As of
December 31,
2003

Accumulated deficit as of December 31, 2003, as reported	$(4,797)
2003 adjustment, net of income taxes	745
2002 adjustment, net of income taxes	(116)

Accumulated deficit as of December 31, 2003, as restated	$(4,168)

As of
December 31,
2002

Accumulated deficit as of December 31, 2002, as reported	$(4,939)
2002 adjustment, net of income taxes	(116)

Accumulated deficit as of December 31, 2002, as restated	$(5,055)

(3)	Acquisitions

Acquisition of Bank Machine (Acquisitions) Limited
      As mentioned in note 1, on May 17, 2005, the Company purchased 100% of the outstanding shares of Bank Machine (Acquisitions) Limited. Such acquisition was made to provide the Company with an existing platform from which it can expand its operations in the United Kingdom and other European markets.
      The purchase price totaled approximately $95.0 million and consisted of $92.0 million in cash and the issuance of 35,221 shares of the Company’s Series B Convertible Preferred Stock, which was valued by the Company at approximately $3.0 million. Additionally, the Company incurred approximately $2.2 million in transaction costs associated with the acquisition.
      Although the Bank Machine acquisition closed on May 17, 2005, the Company utilized May 1, 2005 as the effective date of the acquisition for accounting purposes. Accordingly, the accompanying consolidated

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
financial statements of the Company include Bank Machine’s results of operations for the period subsequent to April 30, 2005. Additionally, such results have been reduced by approximately $0.3 million, with such amount representing the imputed interest costs associated with the acquired Bank Machine operations for the period from May 1, 2005 through the actual closing date of May 17, 2005.
      In connection with the acquisition, certain existing shareholders of Bank Machine agreed to defer receipt of a portion of their cash consideration proceeds in return for the issuance of certain guaranteed notes payable from Cardtronics Limited, the Company’s wholly-owned subsidiary holding company in the United Kingdom. As part of the guarantee arrangement, the Company placed approximately $3.1 million of the cash consideration paid as part of the acquisition in a bank account to serve as collateral for the guarantee. Such cash has been reflected in the “Restricted cash, short-term” line item in the accompanying consolidated balance sheet. The notes mature in May 2008, but may be repaid in part or in whole at any time at the option of each individual note holder. Approximately $3.0 million of the notes were redeemed on March 15, 2006. Accordingly, such obligations have been reflected in the “Current portion of long-term debt and notes payable” line item in the accompanying consolidated balance sheet. Interest expense on the notes accrues quarterly at the same floating rate as that of the interest income associated with the related restricted cash account. For the period from the acquisition date through December 31, 2005, such rate was approximately 4.50% per annum.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (amounts in thousands). Pursuant to SFAS No. 141, Business Combinations, the total purchase consideration has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such allocation resulted in approximately $77.0 million in goodwill, which is not expected to be deductible for income tax purposes. Such goodwill amount has been assigned to a reporting unit comprised of the Company’s international reporting segment, which as of December 31, 2005, only included the acquired Bank Machine operations.

Cash	$3,400
Trade accounts receivable, net	407
Inventory	82
Other current assets	4,936
Property and equipment	12,590
Intangible assets subject to amortization (7 year weighted-average life)	6,812
Intangible assets not subject to amortization	3,682
Goodwill	77,043

Total assets acquired	108,952

Accounts payable	(2,467)
Accrued liabilities	(5,307)
Current portion of notes payable	(3,232)
Deferred income taxes, non-current	(1,700)
Other long-term liabilities	(1,225)

Total liabilities assumed	(13,931)

Net assets acquired	$95,021

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Above amounts converted from Pound Sterling to U.S. Dollars at $1.8410, which represents the exchange rate in effect as of the date of the acquisition.
      As indicated in the table above, approximately $6.8 million has been allocated to intangible assets subject to amortization, which represents the estimated value associated with the acquired merchant contracts/relationships associated with the Bank Machine ATM portfolio, as determined by an independent appraisal firm. Such amount is currently being amortized on a straight-line basis over an estimated useful life of seven years, in accordance with the Company’s existing policy. The $3.7 million allocated to intangible assets not subject to amortization represents the estimated value associated with the acquired Bank Machine tradename, and was determined by the same independent appraisal firm based on the relief from royalty valuation approach.

Acquisition of the E*TRADE Access, Inc. ATM Portfolio
      As mentioned in note 1, the Company completed the E*TRADE acquisition on June 30, 2004, for approximately $106.9 million in cash. Such amount was funded through borrowings under the Company’s amended and restated term loan and revolving line of credit agreement, as of such date.
      As a result of the acquisition, the Company more than doubled the number of ATMs that it owns and operates, making it the largest independent operator of ATMs in the United States based on total number of ATMs under management. In so doing, the Company has been able to leverage its increased size and scale to derive more favorable pricing terms and conditions from its key third-party service providers. Additionally, the Company also added a number of high-profile, nationally-recognized retail establishments to its list of merchant customers as a result of this transaction, thus further enhancing the value of the Company’s bank and network branding offerings.
      The results of operations of the acquired E*TRADE ATM portfolio have been included in the Company’s consolidated statement of operations for all periods subsequent to the June 30, 2004 acquisition date.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (amounts in thousands). The total purchase consideration was allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values at the date of acquisition. Such allocation resulted in goodwill of approximately $85.0 million, which has been assigned to a reporting unit comprised of the Company’s domestic reporting segment. Such goodwill is also expected to be deductible for income tax purposes over a period of 15 years.

Cash	$8,137
Trade accounts receivable, net	574
Surcharge and interchange receivable	1,240
Inventory	395
Other current assets	319
Property and equipment	8,496
Intangible assets subject to amortization (10 year weighted-average life)	23,954
Goodwill	84,977

Total assets acquired	128,092

Accounts payable	(5,762)
Accrued liabilities	(9,204)
Other long-term liabilities	(6,258)

Total liabilities assumed	(21,224)

Net assets acquired	$106,868

      The intangible assets subject to amortization are comprised entirely of the acquired merchant contracts/relationships associated with the E*TRADE ATM portfolio. The $24.0 million value assigned to such contracts/relationships was determined by an independent appraisal firm that specializes in such matters. The intangible assets established as part of the E*TRADE acquisition are being amortized on a straight-line basis, in accordance with the Company’s previously disclosed policy, over an estimated useful life of 10 years.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro Forma Results of Operations
      The following table presents the unaudited pro forma combined results of operations (in thousands) of the Company and the acquired Bank Machine and E*TRADE Access ATM portfolios for the years ended December 31, 2005 and 2004, after giving effect to certain pro forma adjustments, including the effects of the issuance of the Company’s senior subordinated notes in August 2005 (note 14). Such unaudited pro forma financial results do not reflect the impact of the smaller acquisitions consummated by the Company in 2005. The unaudited pro forma financial results assume that both acquisitions and the debt issuance occurred on January 1, 2004, and are not necessarily indicative of the actual results that would have occurred had those transactions been consummated on such date. Furthermore, such pro forma results are not necessarily indicative of the future results to be expected for the consolidated operations.

	Years Ended
	December 31,

	2005	2004

Revenues	$279,149	$278,416
Income from continuing operations	21,083	23,470
Net income (loss)	(1,162)	1,263

Other 2005 Acquisitions
      On March 1, 2005, the Company acquired a portfolio of approximately 475 ATMs and related contracts located in independent grocery stores in and around the New York metropolitan area for approximately $8.2 million in cash. The purchase price was allocated $0.6 million to ATM equipment and $7.6 million to the acquired merchant contracts/relationships.
      On April 21, 2005, the Company acquired a portfolio of approximately 330 ATMs and related contracts, at BP Amoco locations throughout the Midwest, for approximately $9.0 million in cash. The purchase price was allocated $0.2 million to ATM equipment and $8.8 million to the acquired merchant contracts/relationships.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On December 21, 2005, the Company acquired all of the outstanding shares of ATM National, Inc., the owner and operator of a nationwide surcharge-free ATM network. The consideration for such acquisition totaled $4.8 million, and was comprised of $2.6 million in cash, 21,111 shares of the Company’s common stock, and the assumption of approximately $0.4 million in additional liabilities. Such consideration has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets, based on their respective fair values as of the acquisition date. Such allocation resulted in goodwill of approximately $3.7 million, which will be assigned to a separate reporting unit representing the acquired ATM National, Inc. operations. Such goodwill is not expected to be deductible for income tax purposes. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$142
Trade accounts receivable, net	546
Other current assets	6
Property and equipment	14
Intangible assets subject to amortization (8 year weighted-average life)	3,000
Intangible assets not subject to amortization	200
Other assets	11
Goodwill	3,684

Total assets acquired	7,603

Accounts payable and accrued liabilities	(1,710)
Deferred income taxes	(1,113)

Total liabilities assumed	(2,823)

Net assets acquired	$4,780

      The above purchase price allocation is considered to be preliminary pending the resolution of the Company’s independent appraisal efforts.
      As indicated in the above table, $3.0 million has been allocated to intangible assets subject to amortization, which represents the estimated value of the customer contracts/relationships in place as of the date of the acquisition. Such amount is being amortized on a straight-line basis over an estimated useful life of eight years, consistent with the Company’s existing policy. The $0.2 million assigned to intangible assets not subject to amortization represents the estimated value associated with the acquired Allpoint surcharge-free network brand name.

2003 Acquisitions
      During 2003, the Company acquired more than 1,200 merchant contracts/relationships representing approximately 3,690 ATMs through four separate ATM asset acquisitions. The cost of the acquisitions totaled $23.5 million and the purchase price was allocated $6.3 million to ATM equipment, $0.7 million to inventory and $16.5 million to merchant contracts/relationships. Total consideration paid represented the fair value of the ATM assets as of the acquisition dates.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Stock Compensation
      In June 2001, the board of directors of the Company approved a stock option plan that permits the Company to grant stock options to employees. Stock options generally vest over a four-year period and expire ten years after the grant date. The Company has reserved 476,114 shares for issuance under the 2001 Stock Incentive Plan. A summary of the 2001 Stock Incentive Plan is presented below:

	2005		2004		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Beginning balance	300,567	$23.06	210,736	$6.62	392,556	$7.03
Granted	210,500	83.84	109,500	52.00	—	—
Exercised	22,903	3.86	10,956	7.78	181,820	7.50
Forfeited	24,000	78.53	8,713	8.39	—	—

Ending balance	464,164	$48.70	300,567	$23.06	210,736	$6.62

Weighted average fair value of options granted during the year	$7.85		$4.36		$—

      Additional information regarding options outstanding as of December 31, 2005, is as follows:

		Weighted
		Average	Shares
Exercise Price	Shares	Remaining Life	Exercisable

$0.04	17,895	5.42 years	17,895
$0.20	9,459	5.42 years	9,459
$5.87-5.88	76,942	5.43 years	76,942
$11.73-11.76	65,232	5.96 years	57,545
$52.00	104,136	8.19 years	31,761
$83.84	190,500	9.36 years	—
      See note 1(p) for a tabular presentation of the pro forma effect of the Company’s net income (loss) as if compensation had been recognized for stock options issued at their fair value on the date of the grant. Fair values were estimated using the Black-Scholes option-pricing model with the weighted-average assumptions of total fair value/total shares outstanding presented above.
      Black-Scholes assumptions:

	2005	2004	2003

Expected dividend yield	—	—	—
Expected stock price volatility	—	—	—
Risk-free interest rate	3.85%	2.96%	—
Expected life of options	5.00	5.00	—

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	Related Party Transactions
      Prior to December 2005, The CapStreet Group owned a minority interest in Susser Holdings, LLC, a company for whom the Company provides ATM management services during the normal course of business. Amounts earned from Susser Holdings accounted for less than 1.5%, 2.1% and 3.2% of the Company’s total revenues for the years ended December 31, 2005, 2004 and 2003, respectively.
      Fred R. Lummis, the chairman of the Company’s board of directors, is also a managing director of The CapStreet Group, LLC, the ultimate general partner of CapStreet II and CapStreet Parallel II. Frederick W. Brazelton, one of the Company’s directors, is also a partner of The CapStreet Group, LLC. Michael Wilson and Roger Kafker, both of whom are on the Company’s board of directors, are managing directors of TA Associates, Inc. The Company’s board members are reimbursed for customary travel expenses and meals.
      The Company currently has loans outstanding with certain officers and employees related to past exercises of employee stock options and purchases of the Company’s common stock, as applicable. Such amounts are reflected as subscriptions receivable in the accompanying consolidated balance sheet. The rate of interest on each of these loans is 5% per annum. The total amount outstanding under such loans, including accrued interest, was $1.5 million as of December 31, 2005. In connection with the investment by TA Associates in February 2005 (note 10), and the concurrent redemption of a portion of the Company’s common stock, approximately $0.4 million of the outstanding loans were repaid to the Company.
      Pursuant to a restricted stock agreement dated January 20, 2003, the Company sold the president and chief executive officer of the Company 80,000 shares of common stock in exchange for a promissory note in the amount of $940,800. The agreement permits the Company to repurchase a portion of such shares prior to January 20, 2007 in certain circumstances. The agreement also contained a provision allowing the shares to be “put” to the Company in an amount sufficient to retire the entire unpaid principal balance of the promissory note plus accrued interest. On February 4, 2004, the Company amended the restricted stock agreement to remove such “put” right. The Company recognized approximately $0.5 million, $0.9 million, and $1.6 million in compensation expense in the accompanying consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003, respectively, associated with such restricted stock grant.
      Approximately 24% of the Company’s outstanding common stock, including vested options to purchase shares of the Company’s stock, was redeemed by the Company in connection with the Series B preferred stock issuance consummated in February 2005. The common shares redeemed were held by members of management, employees, certain of the Company’s directors, and The CapStreet Group. Additionally, the net proceeds from the Series B preferred stock offering were utilized to redeem all of the Company’s issued and outstanding Series A preferred stock held by The CapStreet Group, including all accrued and unpaid dividends with respect thereto.

(6)	Prepaid Expenses, Deferred Costs, and Other Current Assets
      A summary of prepaid expenses, deferred costs, and other current assets is as follows (in thousands):

	December 31,

	2005	2004

Prepaid expenses	$3,258	$2,197
Deferred costs and other current assets	986	306

Total	$4,244	$2,503

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Property and Equipment, net
      A summary of property and equipment is as follows (in thousands):

	December 31,

	2005	2004

ATM equipment and related costs	$89,136	$52,514
Office furniture, fixtures, and other	7,157	4,840

Total	96,293	57,354
Less accumulated depreciation	(22,142)	(12,362)

Net property and equipment	$74,151	$44,992

      ATMs held as deployments in process, as discussed in note 1(j), totaled $2.9 million and $5.7 million as of December 31, 2005 and 2004, respectively.

(8)	Intangible Assets, net
      A summary of intangible assets is as follows (in thousands):

	December 31,

	2005	2004

Contract intangibles	$80,682	$51,277
Exclusive license agreements	2,457	1,432
Deferred financing costs	11,176	6,192

Total	94,315	58,901
Less accumulated amortization	(22,021)	(12,978)

Total amortizable intangible assets	72,294	45,923
Acquired trade names	3,671	—

Net intangible assets	$75,965	$45,923

(9)	Prepaid Expenses and Other Non-current Assets
      A summary of prepaid expenses and other non-current assets is as follows (in thousands):

	December 31,

	2005	2004

Unrealized gains on cash flow hedges, non-current	$7,422	$1,452
Prepaid expenses	376	15
Other	391	200

Total	$8,189	$1,667

(10)	Preferred Stock
      As previously mentioned, the Company issued 17,500 shares of its Series A preferred stock to The CapStreet Group in multiple transactions during 2001 and 2002 for approximately $17.5 million in gross

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
proceeds. All Series A preferred shares, including any accrued and unpaid dividends with respect thereto, were redeemed by the Company in February 2005, concurrent with the investment made by TA Associates.
      On February 10, 2005, the Company issued 894,568 shares of its Series B preferred stock for $75.0 million in proceeds to TA Associates. The net proceeds from the offering were utilized to redeem the Company’s outstanding Series A preferred stock, as noted above, and a portion of the Company’s outstanding common stock and vested options. On May 17, 2005, the Company issued an additional 35,221 shares of its Series B preferred stock as partial consideration for the Bank Machine acquisition. Such shares were valued at approximately $3.0 million, consistent with the value per share received in connection with the February 10, 2005 issuance.
      The Series B preferred shareholders have certain preferences to the Company’s common shareholders, including board representation rights and the right to receive their original issue price prior to any distributions being made to the common shareholders as part of a liquidation, dissolution or winding up of the Company. As of December 31, 2005, the liquidation value of the Series B preferred shares totaled $78.0 million. The Series B preferred shares are convertible into the same number of shares of the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. The Series B preferred shares have no stated dividends and are redeemable at the option of a majority of the Series B holders at any time on or after the earlier of (i) December 2013 and (ii) the date that is 123 days after the first day that none of the Company’s 9 1/4% senior subordinated notes remain outstanding, but in no event earlier than February 2012.
      The carrying value of the Company’s Series B preferred stock was $76.3 million as of December 31, 2005, and has been reflected net of unaccreted issuance costs of approximately $1.7 million. Such issuance costs are being accreted on a straight-line basis through February 2012, which represents the earliest optional redemption date outlined above.

(11)	Accrued Liabilities
      The Company’s accrued liabilities include accrued cash management fees, maintenance obligations, and fees owed to merchants. Other accrued expenses include processing, sales tax, compensation, armored fees and other miscellaneous charges. A summary of the Company’s accrued liabilities for each of the periods presented below is as follows (in thousands):

	December 31,

	2005	2004

Accrued cash management fees	$3,430	$1,600
Accrued maintenance	1,431	2,498
Accrued merchant fees	7,613	5,955
Accrued interest	7,328	447
Accrued armored	2,662	1,272
Accrued purchases	2,292	603
Accrued compensation	1,722	1,348
Other accrued expenses	8,365	8,340

Total	$34,843	$22,063

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	Other Long-Term Liabilities and Minority Interest in Subsidiary

	December 31,

	2005	2004

Asset retirement obligations	$8,339	$5,305
Deferred revenue	1,075	2,277
Minority interest in subsidiary	25	30
Other long-term liabilities	4,954	5,465

Total	$14,393	$13,077

(13)	Operating and Capital Lease Obligations
      As of December 31, 2005, the Company was a party to several operating leases, primarily for ATMs and the rental of space at certain merchant locations, which expire at various times during the next nine years. Rental expense under these leases for the periods ended December 31, 2005, 2004 and 2003 was approximately $8.6 million, $8.6 million, and $5.9 million, respectively.
      Future minimum lease payments under the Company’s operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005, were as follows (in thousands):

2006	$7,510
2007	5,275
2008	4,660
2009	1,900
2010	493
Thereafter	606

Total minimum lease payments	$20,444

      As of December 31, 2005, the Company was also party to a capital lease arrangement for approximately 22 ATMs. Future obligations associated with such lease totaled $42,000 as of December 31, 2005, and will be paid in full during the course of 2006.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)	Long-Term Debt
      The Company’s long-term debt borrowings as of December 31, 2005 and 2004 consisted of the following (in thousands):

	December 31,

	2005	2004

Term loan bearing interest at LIBOR + 3.25% as of December 31, 2004 (combined rate of 5.60% at December 31, 2004)	$—	$100,000
Revolving credit loan facility bearing interest at LIBOR + 3.25% as of December 31, 2005 and 2004, and PRIME + 2.50% for swing-line borrowings as of December 31, 2005 and 2004 (weighted-average combined rate of 7.05% and 5.86% at December 31, 2005 and 2004, respectively)	45,800	28,541
Senior subordinated notes due August 2013, net of unamortized discount of $1.3 million (9 1/4% stated rate, 9 3/8% effective yield)	198,656	—

Total	244,456	128,541
Less current portion	—	(15,000)

Total excluding current portion	$244,456	$113,541

      On May 17, 2005, in connection with the acquisition of Bank Machine, the Company replaced its then existing bank credit facility with new facilities provided by BNP Paribas and Bank of America, N.A. Such facilities were comprised of (i) a revolving credit facility of up to $100.0 million, (ii) a first lien term facility of up to $125.0 million, and (iii) and a second lien term facility of up to $75.0 million. Borrowings under the facilities were utilized to repay the Company’s existing bank credit facility and to fund the acquisition of Bank Machine. In connection with the issuance of the Company’s senior subordinated notes in August (as discussed below), the first and second lien term loan facilities were repaid in full, and the revolving credit facility was increased to a maximum borrowing capacity of $150.0 million. As of December 31, 2005, $45.8 million was outstanding under the revolving credit facility. Borrowings under the revolving credit facility bear interest at LIBOR plus 3.25%. Additionally, the Company pays a commitment fee of 0.5% per annum on the unused portion of the revolving credit facility.
      In February 2006, the Company amended the revolving credit facility to remove and modify certain restrictive covenants contained within the facility and to reduce the maximum borrowing capacity from $150.0 million to $125.0 million. The Company expects to record a pre-tax charge of approximately $0.5 million associated with the write-off of previously deferred financing costs related to the facility as a result of this amendment. Although the maximum borrowing capacity was reduced, the overall effect of the amendment was to increase the Company’s liquidity and financial flexibility through the removal and modification of certain restrictive covenants, as contained in the facility. Such covenants, which were originally structured to accommodate an acquisitive growth strategy, have either been eliminated or modified to reflect a greater reliance on the Company’s internal growth initiatives. The primary restrictive covenants within the facility now include (i) limitations on the amount of senior debt that the Company can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, (iii) limitations on the amounts of restricted payments that can be made in any given year, including dividends, and (iv) limitations on the amount of capital expenditures that the Company can incur on a rolling 12-month basis. As of December 31, 2005, the Company was in compliance with all applicable covenants and ratios in effect at that time, as well as the amended covenants and ratios discussed above.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Substantially all of the Company’s assets, including the stock of its wholly-owned subsidiaries and 66% of the stock of its foreign subsidiaries, are pledged to secure borrowings made under the revolving credit facility. Furthermore, each of the Company’s domestic subsidiaries has guaranteed the Company’s obligations under such facility. There are currently no restrictions on the ability of the Company’s wholly-owned subsidiaries to declare and pay dividends directly to the Company.
      On August 12, 2005, the Company sold $200.0 million in senior subordinated notes (the “Notes”) pursuant to Rule 144A of the Securities Act of 1933. The Notes, which are subordinate to borrowings made under the revolving credit facility, mature in August 2013 and carry a 9 1/4% coupon with an effective yield of 9 3/8%. Interest under the Notes is paid semi-annually in arrears on February 15 and August 15 of each year. Net proceeds from the offering, after taking into consideration direct offering costs, totaled approximately $192.6 million. Such proceeds, along with cash on hand and borrowings under the Company’s revolving credit facility, were utilized to repay all of the outstanding borrowings, including accrued but unpaid interest, under the Company’s first and second lien term loan facilities. The Notes are guaranteed by the Company’s domestic subsidiaries and contain certain covenants that, among other things, limit the Company’s ability to incur additional indebtedness and make certain types of restricted payments, including dividends. As of December 31, 2005, the Company was in compliance with all applicable covenants required under the Notes.
      On July 22, 2005, Bank Machine signed a one-year £2.0 million unsecured overdraft and borrowing facility. Such facility, which bears interest at 1.75% over the bank’s base rate (currently 4.50%), is utilized for general corporate purposes for the Company’s United Kingdom operations. No borrowings were outstanding under such facility as of December 31, 2005. However, on September 22, 2005, Bank Machine posted a £275,000 bond under such facility, and in return received the same amount in cash back from the bank. Such cash amount was previously held by the bank as collateral for one of Bank Machine’s existing vault cash programs. The outstanding bond is akin to a letter of credit, and as such, reduces the amount available for future borrowings under the facility to £1.725 million.
      The Company recorded charges of $5.1 million, $0.1 million and $0.1 million during the years ended December 31, 2005, 2004, and 2003, respectively, in connection with the amendments and repayments of the Company’s then existing bank credit facilities. Such charges, which have been reflected in interest expense in the accompanying consolidated statements of operations, reflected the write-offs of previously deferred financing costs associated with the former facilities and amounts paid in connection with the new facilities.
      Pursuant to the terms contained in the Company’s revolving credit facility, the Company is required to provide audited annual financial statements to its lending banks by March 31st of each year. As part of the 2005 annual audit, the Company was unable to provide its 2005 audited financial statements by the required deadline. However, the Company has received a waiver from its banks regarding this violation. Such waiver provides that the Company has until the earlier of June 30, 2006, or 55 days after receipt of any notice of default under the indenture associated with the Notes, to provide such audited financial statements to its banks.
      Under the terms of the indenture associated with the Notes, the Company is required to provide the trustee with audited annual financial statements, in a form and within the timing that would be consistent with the rules and regulations of the Securities and Exchange Commission (the “SEC”). The Company was not able to provide the December 31, 2005 audited financial statements to the trustee by March 31, 2006, the date such financial statements would typically be required under SEC rules. Therefore, the Company could potentially be deemed to be in default with such requirements of the indenture subsequent to March 31, 2006. However, the terms of the indenture do provide for the Company to have a 60-day period following the written notice of such default from the trustee or holders of 25% of the principal amount of the then outstanding principal amount of the Notes, to comply with the provisions of the indenture, in which case the Company would no longer be deemed to be in default with such provisions. To date, the Company has not received any written notice from the trustee or holders of any of the Notes.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future maturities of the Company’s long-term debt as of December 31, 2005, were as follows (in thousands):

Amount

Year ending December 31:
2006 — 2009	$—
2010	45,800
2011	—
2012	—
2013(a)	200,000

Total	$245,800

(a)	Reflects the full face value of the Company’s senior subordinated notes, which have been reflected net of unamortized discount of approximately $1.3 million in the accompanying consolidated balance sheet.

(15)	Employee Benefits
      The Company offers a 401(k) plan to its employees but does not make matching contributions.

(16)	Commitments and Contingencies
      The Company had no material purchase commitments as of December 31, 2005. However, the Company does expect to make capital expenditures to upgrade its ATMs to be both Encrypting PIN Pad and Triple DES compliant over the next two years. The Company currently expects to spend approximately $10.4 million to accomplish these upgrades on all of its ATMs by the end of 2007. Of this total, the Company anticipates spending $1.4 million in 2006 and $9.0 million in 2007.
      In addition to the above, the Company may be required to make additional capital expenditures in future periods to comply with anticipated new regulations resulting from the Americans with Disabilities Act (“ADA”). Furthermore, in connection with the E*TRADE Access acquisition, the Company assumed responsibility for the outcome of a lawsuit instituted in Massachusetts Federal District Court by the National Federation of the Blind and the Commonwealth of Massachusetts. In this lawsuit, the plaintiffs initially sought to require E*TRADE Access to make all of the ATMs in its network “voice-enabled”, or capable of providing audible instructions to a visually-impaired person upon that person inserting a headset plug into an outlet at the ATM. Additionally, recently proposed accessibility guidelines under the ADA would require “voice enabling” technology for newly installed ATMs and for ATMs that are otherwise retrofitted or substantially modified. However, these new rules have not yet been adopted by the Department of Justice. Assuming the proposed guidelines will be adopted in substantially their current form, the Company estimates that it would incur approximately $2.7 million in capital expenditures over the next three years to retrofit all of its owned ATMs that are not already voice-enabled.
      The Company is also subject to various legal proceedings and claims arising in the ordinary course of its business. The Company’s management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

(17)	Asset Retirement Obligations
      The Company changed its method of accounting for asset retirement obligations in accordance with SFAS No. 143 effective January 1, 2003. Under SFAS No. 143, the Company recognizes asset retirement

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
obligations in the period in which they are incurred if a reasonable estimate of the fair value can be made. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company recognizes a gain or loss for any difference between the settlement amount and the liability recorded.
      The cumulative effect of the change on prior years resulted in an after-tax charge to income of $0.1 million (net of income taxes of $0.08 million) for the year ended December 31, 2003. The effect of the change in 2003 was to decrease income before the cumulative effect of the accounting changes by approximately $0.2 million related to depreciation and accretion expense recorded during the period.
      Asset retirement obligations consist primarily of deinstallation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this deinstall and restoration work. In accordance with SFAS No. 143, for each group of ATMs the Company recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over seven years.
      The following table describes changes to the Company’s asset retirement obligation liability for the year ended December 31, 2005 (in thousands):

	Years Ended December 31,

	2005	2004	2003

Asset retirement obligation at the beginning of the period	$5,305	$3,005	$1,642
Additional ATMs	2,968	2,483	1,201
Accretion expense	1,024	278	162
Payments	(958)	(461)	—

Asset retirement obligation at the end of the period	$8,339	$5,305	$3,005

(18)	Derivative Financial Instruments
      The Company is exposed to changes in interest rates (LIBOR) as a result of its variable-rate debt and ATM cash management activities. It is the Company’s policy to limit the variability of a portion of its expected future interest payments as a result of changes in LIBOR by utilizing certain types of derivative financial instruments.
      To meet the above objective, the Company entered into several LIBOR-based interest rate swaps during 2004 and 2005 to fix the interest rate paid on $300.0 million of the Company’s current and anticipated outstanding ATM cash balances. The effect of such swaps was to fix the interest rate paid on the following notional amounts for the periods identified (in thousands):

Notional Amount	Weighted Average Fixed Rate	Period

$300,000	3.63%	January 1, 2006-December 31, 2006
$300,000	3.86%	January 1, 2007-December 31, 2007
$300,000	4.35%	January 1, 2008-December 31, 2008
$200,000	4.36%	January 1, 2009-December 31, 2009
$100,000	4.34%	January 1, 2010-December 31, 2010
      Net amounts paid or received under such swaps are recorded as adjustments to the Company’s “Cost of ATM operating revenues” in the accompanying consolidated statements of operations. During the years ended

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2005 and 2004, there were no gains or losses recorded in the consolidated statements of operations as a result of ineffectiveness associated with the Company’s interest rate swaps.
      The Company’s interest rate swaps have been classified as cash flow hedges pursuant to SFAS No. 133, as amended. Accordingly, changes in the fair values of the Company’s interest rate swaps have been reported in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. As of December 31, 2005, the unrealized gain on such swaps totaled approximately $5.1 million, net of income taxes of $3.0 million. During the year ending December 31, 2006, approximately $3.3 million of the gains included in accumulated other comprehensive income (loss) (excluding income taxes) are expected to be reclassified into cost of ATM operating revenues as a yield adjustment to the hedged outstanding ATM cash balances.

(19)	Income Taxes
      Income tax expense based on income before income taxes and cumulative effect of accounting change consists of the following (in thousands):

	2005	2004	2003

Current:
U.S. federal	$—	$22	$27
State and local	—	64	66

Total current	$—	$86	$93

Deferred:
U.S. federal	$(1,831)	$3,117	$1,697
State and local	332	373	165
Foreign	229	—	—

Total deferred	(1,270)	3,490	1,862

Total	$(1,270)	$3,576	$1,955

      Income tax expense differs from amounts computed by applying the statutory rate to income before taxes as follows for the years ended December 31, 2005, 2004 and 2003 (in thousands):

	2005	2004	2003

Income tax expense at the statutory rate of 34%	$(1,254)	$3,190	$1,798
State tax, net of federal benefit	131	316	145
Impact of foreign rate differential	(31)	—	—
Change in effective state tax rate	(72)	66	—
Other	(44)	4	12

Income tax expense on income before income taxes and cumulative effect of accounting change	(1,270)	3,576	1,955
Income tax (benefit) allocated to cumulative effect of accounting change	—	—	(80)

Total tax provision	$(1,270)	$3,576	$1,875

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004, were as follows (in thousands):

	2005	2004

Current deferred tax assets:
Net operating loss carryforward	$—	$1,727
Employment agreements	—	206
Reserve for receivables	59	94
Accrued liabilities	1,032	—
Other	52	91

Current deferred tax assets	1,143	2,118

Noncurrent deferred tax assets:
Net operating loss carryforward	6,998	—
Employment agreements	87	—
SFAS No. 143 deinstallation costs	851	724
Deferred revenue	758	1,186
Other	69	3

Noncurrent deferred tax assets	8,763	1,913

Current deferred tax liabilities:
Deferred stock compensation	(67)	(180)
Other	29	(14)

Current deferred tax liabilities	(38)	(194)

Noncurrent deferred tax liabilities:
Property and equipment	(5,981)	(4,184)
Intangible assets and goodwill	(7,196)	(2,778)
Deferred stock compensation	—	(94)
Deployment costs	(2,352)	(1,073)
Unrealized gain on derivative instruments	(3,034)	(566)

Noncurrent deferred tax liabilities	(18,563)	(8,695)

Net deferred tax liability	$(8,695)	$(4,858)

      The above table includes approximately $1.8 million in net non-current deferred tax liabilities primarily related to property and equipment temporary differences acquired as part of the Bank Machine acquisition and associated with the Company’s United Kingdom operations.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.
      As of December 31, 2005, the Company had approximately $19.2 million in United States federal net operating loss carryforwards that will begin expiring in 2021, and $3.3 million in state net operating loss carryforwards that will begin expiring in 2006. Additionally, the Company had approximately $1.0 million in United Kingdom net operating loss carryforwards that have an indefinite carryforward period.
      The Company considers the undistributed earnings of its United Kingdom subsidiaries to be permanently reinvested. Accordingly, the Company has not provided deferred United States income tax on the accumulated earnings and profits of its United Kingdom subsidiaries.

(20)	Significant Suppliers
      The Company purchased equipment from one supplier that accounted for 72% and 76% of the Company’s total ATM purchases for the years ended December 31, 2005 and 2004, respectively. Accounts payable to this supplier represented less than 1% of the Company’s accounts payable balances at December 31, 2005 and 2004.

(21)	Segment and Geographical Information
      Historically, the Company has considered its business activities to be a single reporting segment as it derives at least 90% of its revenues and operating results from one business segment representing — ATM Management Services. While the Company still derives over 90% of its revenues and operating results from providing ATM management services, as a result of the acquisition of Bank Machine in May 2005, the Company now views its operations as being comprised of two distinct reporting segments — domestic and international — with the international segment consisting entirely of the acquired Bank Machine operations in the United Kingdom as of December 31, 2005. All of the Company’s operations for the years ended December 31, 2004 and 2003 relate to the Company’s domestic reporting segment.
      The following summarizes certain financial data by business segment as of and for the year ended December 31, 2005 (in thousands):

Revenues:
Domestic	$247,501
International	21,822
Intercompany elimination	(358)

Total	$268,965

Stock-based compensation expense:
Domestic	$2,372
International	—

Total	$2,372

Depreciation, accretion and amortization expense:
Domestic	$19,210
International	2,721

Total	$21,931

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest expense, net:
Domestic	$20,777
International	1,649

Total	$22,426

Income (loss) before income taxes:
Domestic	$(4,454)
International	766

Total	$(3,688)

Income tax provision (benefit):
Domestic	$(1,499)
International	229

Total	$(1,270)

Identifiable assets:
Domestic	$240,600
International	103,151

Total	$343,751

Capital expenditures:
Domestic	$23,344
International	8,582

Total	$31,926

      During the years ended December 31, 2005, 2004 and 2003, no single merchant customer represented 10% or more of the Company’s consolidated revenues.

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(22)	Supplemental Guarantor Financial Information
      The Company’s senior subordinated notes issued in August 2005 are guaranteed on a full and unconditional basis by the Company’s domestic subsidiaries. The following information sets forth the condensed consolidating statements of operations and cash flows for the years ended December 31, 2005, 2004 and 2003, and the condensed consolidating balance sheets as of December 31, 2005 and 2004, of (i) Cardtronics, Inc., the parent company and issuer of the senior subordinated notes (“Parent”), (ii) the Company’s domestic subsidiaries on a combined basis (collectively, the “Guarantors”), and (iii) the Company’s international subsidiaries on a combined basis (collectively, the “Non-Guarantors”) (in thousands):

Condensed Consolidating Statements of Operations

	Year Ended December 31, 2005

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Revenues	$—	$247,501	$21,822	$(358)	$268,965
Operating costs and expenses	2,547	227,682	19,254	(239)	249,244

Operating income	(2,547)	19,819	2,568	(119)	19,721
Interest expense, net	8,062	12,715	1,649	—	22,426
Equity in (earnings) losses of subsidiaries	(6,399)	—	—	6,399	—
Other expense (income), net	—	830	153	—	983

Income (loss) before income taxes	(4,210)	6,274	766	(6,518)	(3,688)
Income tax provision (benefit)	(1,911)	412	229	—	(1,270)

Net income (loss)	(2,299)	5,862	537	(6,518)	(2,418)
Preferred stock dividends and accretion expense	1,395	—	—	—	1,395

Net income (loss) available to common stockholders	$(3,694)	$5,862	$537	$(6,518)	$(3,813)

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2004

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Revenues	$—	$192,915	$—	$—	$192,915
Operating costs and expenses	2,542	175,529	—	—	178,071

Operating income	(2,542)	17,386	—	—	14,844
Interest expense, net	(155)	5,390	—	—	5,235
Equity in (earnings) losses of subsidiaries	(7,354)	—	—	7,354	—
Other expense (income), net	—	228	—	—	228

Income before income taxes	4,967	11,768	—	(7,354)	9,381
Income tax provision (benefit)	(838)	4,414	—	—	3,576

Net income	5,805	7,354	—	(7,354)	5,805
Preferred stock dividends and accretion expense	2,312	—	—	—	2,312

Net income available to common stockholders	$3,493	$7,354	$—	$(7,354)	$3,493

	Year Ended December 31, 2003

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Revenues	$—	$110,443	$—	$—	$110,443
Operating costs and expenses	1,583	101,309	—	—	102,892

Operating income	(1,583)	9,134	—	—	7,551
Interest expense, net	—	2,157	—	—	2,157
Equity in (earnings) losses of subsidiaries	(4,782)	—	—	4,782	—
Other expense (income), net	—	106	—	—	106

Income before income taxes	3,199	6,871	—	(4,782)	5,288
Income tax provision	—	1,955	—	—	1,955

Income before cumulative effect of change in accounting principle	3,199	4,916	—	(4,782)	3,333
Cumulative effect of change in accounting principle	—	134	—	—	134

Net income	3,199	4,782	—	(4,782)	3,199
Preferred stock dividends and accretion expense	2,089	—	—	—	2,089

Net income available to common stockholders	$1,110	$4,782	$—	$(4,782)	$1,110

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheets

	As of December 31, 2005

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Assets:
Cash and cash equivalents	$118	$1,544	$37	$—	$1,699
Receivables, net	2,047	10,706	836	(3,843)	9,746
Other current assets	1,669	4,968	5,691	—	12,328

Total current assets	3,834	17,218	6,564	(3,843)	23,773
Property and equipment, net	—	58,283	15,991	(123)	74,151
Intangible assets, net	10,906	52,243	12,816	—	75,965
Goodwill	5,907	85,122	70,528	—	161,557
Investments and advances to subsidiaries	60,339	—	—	(60,339)	—
Intercompany receivable	487	2,288	(2,775)	—	—
Prepaid and other assets	205,389	8,988	27	(206,099)	8,305

Total assets	$286,862	$224,142	$103,151	$(270,404)	$343,751

Liabilities and Stockholders’ Deficit:
Current portion of long-term debt and notes payable	$—	$42	$3,126	$—	$3,168
Current portion of other long-term liabilities	—	2,251	—	—	2,251
Accounts payable and accrued liabilities	8,650	29,444	8,203	(3,859)	42,438

Total current liabilities	8,650	31,737	11,329	(3,859)	47,857
Long-term debt, less current portion	244,456	139,551	66,548	(206,099)	244,456
Other non-current liabilities and minority interest	6,511	14,629	3,053	—	24,193

Total liabilities	259,617	185,917	80,930	(209,958)	316,506
Preferred stock	76,329	—	—	—	76,329
Stockholders’ equity (deficit)	(49,084)	38,225	22,221	(60,446)	(49,084)

Total liabilities and stockholders’ deficit	$286,862	$224,142	$103,151	$(270,404)	$343,751

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2004

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Assets:
Cash and cash equivalents	$—	$1,412	$—	$—	$1,412
Receivables, net	—	11,473	—	—	11,473
Other current assets	2,504	4,532	—	—	7,036

Total current assets	2,504	17,417	—	—	19,921
Property and equipment, net	—	44,992	—	—	44,992
Intangible assets, net	—	45,923	—	—	45,923
Goodwill	—	84,977	—	—	84,977
Investments and advances to subsidiaries	28,396	—	—	(28,396)	—
Intercompany receivable	(1,091)	1,091	—	—	—
Prepaid and other assets	—	1,854	—	—	1,854

Total assets	$29,809	$196,254	$—	$(28,396)	$197,667

Liabilities and Stockholders’ Deficit:
Current portion of long-term debt and notes payable	$—	$15,000	$—	$—	$15,000
Current portion of other long-term liabilities	—	1,176	—	—	1,176
Accounts payable and accrued liabilities	284	24,513	—	—	24,797

Total current liabilities	284	40,689	—	—	40,973
Long-term debt, less current portion	—	113,541	—	—	113,541
Other non-current liabilities and minority interest	6,231	13,628	—	—	19,859

Total liabilities	6,515	167,858	—	—	174,373
Preferred stock	23,634	—	—	—	23,634
Stockholders’ equity (deficit)	(340)	28,396	—	(28,396)	(340)

Total liabilities and stockholders’ deficit	$29,809	$196,254	$—	$(28,396)	$197,667

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows

	Year Ended December 31, 2005

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Cash flows provided by operating activities	$5,693	$18,747	$8,767	$—	$33,207

Capital expenditures, net	—	(23,112)	(8,736)	—	(31,848)
Acquisitions, net of cash acquired	(2,196)	(17,247)	(88,669)	—	(108,112)

Cash flows used in investing activities	(2,196)	(40,359)	(97,405)	—	(139,960)

Proceeds from issuance of long-term debt	237,392	174,908	65,709	—	478,009
Repayments of long-term debt	(206,099)	(156,042)	—	—	(362,141)
Issuance of capital stock	(23,071)	—	23,160	—	89
Other financing activities	(11,602)	2,879	—	—	(8,723)

Cash flows provided by (used in) financing activities	(3,380)	21,745	88,869	—	107,234

Effect of exchange rate increases	—	—	(194)	—	(194)

Increase in cash and cash equivalents	117	133	37	—	287
Cash and cash equivalents at beginning of period	—	1,412	—	—	1,412

Cash and cash equivalents at end of period	$117	$1,545	$37	$—	$1,699

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2004

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Cash flows provided by operating activities	$—	$20,466	$—	$—	$20,466

Capital expenditures, net	—	(19,301)	—	—	(19,301)
Acquisitions, net of cash acquired	—	(99,625)	—	—	(99,625)

Cash flows used in investing activities	—	(118,926)	—	—	(118,926)

Proceeds from issuance of long-term debt	—	136,041	—	—	136,041
Repayments of long-term debt	—	(38,925)	—	—	(38,925)
Issuance of capital stock	—	64	—	—	64
Other financing activities	—	(2,862)	—	—	(2,862)

Cash flows provided by financing activities	—	94,318	—	—	94,318

Effect of exchange rate increases	—	—	—	—	—

Decrease in cash and cash equivalents	—	(4,142)	—	—	(4,142)
Cash and cash equivalents at beginning of period	—	5,554	—	—	5,554

Cash and cash equivalents at end of period	$—	$1,412	$—	$—	$1,412

CARDTRONICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2003

			Non-
	Parent	Guarantors	Guarantors	Eliminations	Total

Cash flows provided by operating activities	$—	$21,629	$—	$—	$21,629

Capital expenditures, net	—	(6,965)	—	—	(6,965)
Acquisitions, net of cash acquired	—	(22,698)	—	—	(22,698)

Cash flows used in investing activities	—	(29,663)	—	—	(29,663)

Proceeds from issuance of long-term debt	—	42,500	—	—	42,500
Repayments of long-term debt	—	(29,863)	—	—	(29,863)
Issuance of capital stock	—	—	—	—	—
Other financing activities	—	(2,233)	—	—	(2,233)

Cash flows provided by financing activities	—	10,404	—	—	10,404

Effect of exchange rate increases	—	—	—	—	—

Increase in cash and cash equivalents	—	2,370	—	—	2,370
Cash and cash equivalents at beginning of period	—	3,184	—	—	3,184

Cash and cash equivalents at end of period	$—	$5,554	$—	$—	$5,554

(23)	Subsequent Events
      In February 2006, the Company acquired a majority stake in CCS Mexico, an independent ATM operator located in Mexico, for approximately $1.0 million in cash consideration. CCS Mexico, which was renamed Cardtronics Mexico upon the completion of the Company’s investment, currently operates approximately 285 surcharging ATMs in selected retail locations throughout Mexico. With Mexico having just recently approved surcharging for off-premise ATMs, the Company anticipates placing additional surcharging ATMs in other retail establishments throughout Mexico as those opportunities arise.
      On February 28, 2006, Winn-Dixie, one of the Company’s larger merchant customers, announced that it expected to sell or close an additional 35 of its stores in anticipation of its emergence from bankruptcy during 2006. The Company currently has ATMs deployed in 33 of the 35 locations targeted for sale or closure. The Company has evaluated the impact of these store closures and does not believe that the loss of these additional ATMs will have a material impact on its results of operations, financial condition or liquidity.

BANK MACHINE (ACQUISITIONS) LIMITED
Independent Auditors’ Report and Financial Statements
31 December 2004

Independent Auditors’ Report
To the Shareholders of Bank Machine (Acquisitions) Limited.
We have audited the accompanying consolidated balance sheets of Bank Machine (Acquisitions) Limited and its subsidiary (“Company”) as at 31 December 2004 and 2003, and the related consolidated profit and loss accounts and cash flows for each of the two years in the period ended 31 December 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bank Machine (Acquisitions) Limited and its subsidiary as at 31 December 2004 and 2003, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in the United Kingdom.
Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.
/s/ Deloitte & Touche LLP
Chartered Accountants
London, England
21 July 2005

BANK MACHINE (ACQUISITIONS) LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS

			Year ended	Year ended
			31 December,	31 December,
	Note		2004	2003
			£’000	£’000
Turnover	2	(d)	15,614	12,431

Operating profit	3		3,028	1,977
Net interest payable and similar charges	4		(1,481)	(1,559)

Profit on ordinary activities before taxation			1,547	418
Tax on profit on ordinary activities	5		649	337

Net profit for the financial year	16		898	81

All turnover and operating profit for the years presented arises from continuing operations.
There are no recognised gains or losses in either the current year or the prior year other than as stated above. Therefore no statement of total recognised gains and losses has been prepared.
The accompanying notes are an integral part of the consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
CONSOLIDATED BALANCE SHEETS

		31 December	31 December
	Note	2004	2003
		£’000	£’000
Fixed assets
Intangible assets	7	14,638	15,444
Tangible assets	8	6,890	4,878

		21,528	20,322

Current assets
Stock		47	—
Debtors: amounts due within one year	9	1,446	482
Debtors: amounts due after more than one year — deferred tax	12	521	857
Investment		—	3,200
Cash at bank and in hand		3,568	1,081

		5,582	5,620
Creditors: amounts falling due within one year	10	(5,514)	(4,406)

Net current assets		68	1,214

Total assets less current liabilities		21,596	21,536
Creditors: amounts falling due after more than one year	11	(19,025)	(19,951)
Provisions for liabilities and charges	13	(642)	(554)

Net assets		1,929	1,031

Capital and reserves
Called up share capital	14	950	950
Profit and loss account	15	979	81

Total equity shareholders’ funds	16	1,929	1,031

The accompanying notes are an integral part of the consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
CONSOLIDATED CASH FLOW STATEMENTS

			Year ended	Year ended
			31 December,	31 December,
	Note		2004	2003
			£’000	£’000
Net cash inflow from operating activities	18	(a)	4,212	5,706
Returns on investments and servicing of finance	18	(b)	(522)	(1,400)
Taxation	18	(b)	(156)	—
Capital expenditure and financial investment	18	(b)	(3,185)	(1,138)
Acquisitions and disposals	18	(b)	—	(15,514)

			349	12,346
Management of liquid resources	18	(b)	3,200	(3,200)
Financing	18	(b)	(1,062)	16,627

Increase in cash			2,487	1,081

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Increase in cash	2,487	1,081
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	1,062	(20,718)
Cash used to (decrease)/increase liquid resources	(3,200)	3,200

Change in net debt resulting from cash flows	349	(16,437)
Movement in un-amortised element of finance costs	(140)	570
Interest costs capitalised into loan notes	(821)	(725)

Movement in net debt in the year	(612)	(16,592)
Net debt at start of year	(16,592)	—

Net debt at 31 December	(17,204)	(16,592)

The accompanying notes are an integral part of the consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS
1.     Nature of business

Bank Machine (Acquisitions) Limited (the “Company”) together with its subsidiary, Bank Machine Limited (collectively with the Company, the “Group”) is an independent Automated Teller Machine (ATM) operator with approximately 1,000 ATMs located throughout the United Kingdom. On 17 January, 2003 the Company acquired its subsidiary Bank Machine Limited from Euronet Worldwide, Inc., and commenced operations on that date. As at the date of these financial statements the Company was a wholly owned subsidiary of Bank Machine (Holdings) Limited.
2.     Accounting policies

a) Basis of preparation

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom law and accounting standards (“UK GAAP”). The accounting policies applied are set out below.

b) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiary undertaking. All significant intercompany accounts and transactions have been eliminated on consolidation.

The accompanying financial statements of the Company do not comprise “statutory accounts” within the meaning of Section 240 of the Companies Act 1985 (United Kingdom). The Company’s statutory accounts for the year ended 31 December 2004, prepared in accordance to UK GAAP, have been reported on by the Company’s auditors, Deloitte & Touche LLP. The report of the Auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985 (United Kingdom).
c)     Intangible assets — goodwill

Goodwill is the difference between the cost of an acquired entity and the aggregate fair value of the entity’s identifiable assets and liabilities.

Positive goodwill is amortised on a straight-line basis over its useful economic life, which the directors estimate to be 20 years, commencing at the time of acquisition. The carrying value of goodwill is reviewed for impairment wherever events or circumstances indicate that the carrying value may not be recoverable. No impairment of goodwill has been recognized in any of the periods presented.
d)     Turnover

Turnover principally comprises the amounts receivable from the deployment of ATMs in the form of transaction based fee and services. It also includes income from ATM sales, operating fees, fees for moving ATMs and ATM rental charges. The transaction based fees are recognized at the time the ATM transactions are processed and the service fees are recognized at the time the service is performed. The Company recognizes revenues related to the sale of ATM’s when the equipment is delivered to the merchant customer and the Company has completed all required installation and set up procedures.
e)     Tangible fixed assets and depreciation

All tangible fixed assets are shown at historical cost less accumulated depreciation and any provision for impairment.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost of each asset evenly over the expected useful life as follows:

ATM’s and related assets	5 to 7 years
Fixtures and fittings	3 to 5 years
Motor vehicles	4 years
Computer equipment	3 years

The Group reviews the carrying values of its tangible fixed assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or that the useful lives of these assets are no longer appropriate. Measurement of the impairment loss is based on the fair value of the asset. Generally, fair value will be determined using valuation techniques such as the present value of expected future cash flows.
f)     Installation costs

Costs associated with the installation of ATM’s are capitalised and written-off over the same period as the ATM asset.
g)     Leases

Operating lease payments are charged to the profit and loss account on a straight-line basis.
h)     Pensions

Pension costs in respect of contributions to certain employees’ stakeholder pension plans and Group contributions to personal pension plans are charged to the profit and loss account as they accrue.
i)     Interest rate SWAP agreement

Interest payable on the interest rate SWAP agreement mirrors the repayment profile of the Facilities Agreement and interest is charged or credited to the profit and loss account accordingly.
j)     Corporation tax

All taxable profits are sourced from the UK. Corporation tax is therefore payable on such taxable profits at the UK statutory rate of 30% in both years.
k)     Deferred taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less or to receive more, tax. The exception to this is that deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the rates that are expected to apply in the periods in which timing differences are expected to reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.
l)     Asset retirement obligations

In accordance with the provisions of Financial Reporting Standard (“FRS”) 12 Provisions, Contingent Liabilities and Contingent assets the Group records the fair value of its liability for asset retirement

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

obligations in the period in which it is incurred, and a corresponding increase in the carrying amount of the related long lived assets. Over time, the liability is accreted to its present value at the end of each reporting period, and the capitalized cost is depreciated over the useful life of the related assets. Upon settlement of the liability, the Group will either settle the obligation for its recorded amount or incur a gain or loss upon settlement. The Group’s asset retirement obligations relate to the obligation for the deinstallation of ATM machines from the customer’s site at the expiry of the contracts.
m)     Estimates

The preparation of financial statements in conformity with UK GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3.     Operating profit

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Turnover	15,614	12,431
Cost of sales	(9,991)	(8,265)

Gross profit	5,623	4,166
Administrative expenses	(2,595)	(2,189)

Operating profit	3,028	1,977

This is stated after charging:
Depreciation of tangible fixed assets — owned assets	1,316	1,117
Operating lease rentals — land and buildings	116	100
— other	2	1
Auditors’ fees — audit — Group	26	29
— other — Group	19	19
Loss on disposal of tangible fixed assets	76	226

4.     Net interest payable and similar charges

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Loan and overdraft interest payable	(1,765)	(1,628)
Interest receivable	194	88
Net receipts/(payments) under interest rate contract	90	(19)

Net interest payable	(1,481)	(1,559)

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
5.     Tax on profit on ordinary activities
(a)     Analysis of taxation charge:

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
UK Corporation tax on profits for the year	313	—
Deferred tax charge (note 12)	335	337
Deferred tax charge — under provision in prior year (note 12)	1	—

Total charge	649	337

(b)     Factors affecting the tax charge for the year:
The tax assessed for the year is higher than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Profit on ordinary activities before tax	1,547	418

Profit on ordinary activities multiplied by standard rate of Corporation tax in the UK of 30%	464	125
Effects of:
Utilisation of tax losses brought forward	—	(758)
Capital allowances in excess of depreciation	(319)	410
Expenses not deductible for tax purposes	179	223
Short-term timing differences	(13)	—
Adjustments to tax charge in respect of previous periods	2	—

Total current tax charge	313	—

6.     Staff costs

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
Staff costs including Directors’ emoluments	£’000	£’000
Wages and salaries	1,280	790
Social security costs	136	86
Pension costs	38	35

	1,454	911

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
Average monthly number employed including executive Directors	No.	No.
Sales staff	5	5
General administration staff	31	17

	36	22

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
7.     Intangible fixed assets
On 17 January 2003, the Company acquired Bank Machine Limited from Euronet Worldwide, Inc. for cash consideration totaling £16,291,000. The total consideration was allocated based on the fair value of the assets acquired and liabilities assumed, as follows:

Fair Value
£’000
Tangible fixed assets	4,283
Stocks	52
Debtors	997
Cash	326
Creditors	(6,279)
Provision for liabilities and charges	(497)
Deferred tax	1,194
Goodwill	16,215

Total consideration	16,291

The goodwill established as part of the acquisition is being amortized on a straight-line basis over an estimated useful life of approximately 20 years. Such goodwill is not deductible for tax purposes. The following is a rollforward of the Company’s goodwill:

2004
£’000
Cost:
At 1 January 2004 and at 31 December 2004	16,215

Amortisation:
At 1 January 2004	(771)
Charge for the year	(806)

At 31 December 2004	(1,577)

Net book value:
At 31 December 2004	14,638

At 31 December 2003	15,444

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
8.     Tangible fixed assets

		Fixture and
		fittings &
		computer	Motor
	ATM’s	equipment	vehicles	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2004	7,383	937	—	8,320
Additions	3,156	202	147	3,505
Disposals	(722)	—	—	(722)
Re-classification	85	—	—	85

At 31 December 2004	9,902	1,139	147	11,188

Depreciation
At 1 January 2004	(2,812)	(630)	—	(3,442)
Depreciation on disposals	545	—	—	545
Charge for the year	(1,063)	(235)	(18)	(1,316)
Re-classification	(85)	—	—	(85)

At 31 December 2004	(3,415)	(865)	(18)	(4,298)

Net book value
At 31 December 2004	6,487	274	129	6,890

At 31 December 2003	4,571	307	—	4,878

9.     Debtors

	2004	2003
	£’000	£’000
Trade debtors	243	167
Prepayments	859	111
Other debtors	344	204

	1,446	482

10.     Creditors: amounts falling due within one year

	2004	2003
	£’000	£’000
Bank overdraft and loans (Note 11)	1,747	922
Trade creditors	2,368	1,760
Other taxation and social security	49	57
Corporation tax	162	4
Other creditors	61	32
Accruals	1,127	1,631

	5,514	4,406

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
11.     Creditors: amounts falling due after more than one year

	2004	2003
	£’000	£’000
Total loan facilities	9,163	10,928
Shareholder fixed rate subordinated unsecured Loan Notes	9,862	9,023

	19,025	19,951

As set out in Note 23, subsequent to the year-end, the ownership of the Group changed. The above debt was repaid as part of that and replaced with funding from the new parent.

	2004	2003
Total loan facilities	£’000	£’000
Amounts falling due:
In one year or less, or on demand	1,875	1,062
Between one and two years	2,437	1,875
Between two and five years	6,938	7,125
In five years or more	—	2,250

	11,250	12,312
Less: issue costs un-amortised at 31 December	(322)	(445)

	10,928	11,867
Less: included in creditors falling due within one year, including amortisation of issue costs	(1,765)	(939)

	9,163	10,928

Term loan and Bank overdraft
On 17 January 2003, the Group entered into an agreement (hereinafter referred to as the “Facilities Agreement”) for a Term Loan Facility of £13,312,500.
Borrowings under the facility are secured on assets of the Group and bear interest at commercial rates above LIBOR. The Group selects the duration of the interest period for the Term Loans, which are generally of one, three or six month’s duration.
The Term Loan is repayable in tranches commencing on 30 September 2003 and ending on 31 December 2009.
The unused amount of the bank overdraft facility at 31 December 2004 was £937,500.
Interest rate swap agreement
On 13 March 2003 the Group entered into an interest rate swap agreement covering the Facilities Agreement for the period to 30 December 2005. The agreement mirrors the repayment profile of the Facilities Agreement.
Under the agreement the Group pays interest at 3.7950% and receives floating rate at 3 month LIBOR.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
Shareholder fixed rate subordinated unsecured Loan Notes

	2004	2003
Fixed rate subordinated unsecured Loan Notes	£’000	£’000
Amounts falling due:
In one year or less, or on demand	—	—
Between one and two years	—	—
Between two and five years	—	—
In five years or more	9,951	9,130

	9,951	9,130
Less: issue costs un-amortised at 31 December	(107)	(125)

	9,844	9,005
Add: amortisation of issue costs within one year	18	18

	9,862	9,023

On 17 January 2003, the Group issued fixed rate subordinated unsecured Loan Notes 2010 (the “Loan Notes”) with a nominal value of £8,405,000 to Bridgepoint Capital (Nominees) Limited, a related party to Bridgepoint Capital Limited which is one of the Group’s principal shareholders. The Loan Notes become repayable in full at par immediately prior to a sale or flotation of the Company or earlier at the Company’s option and in any event not later than 31 December 2010.
The Loan Notes bear interest at 9% per annum.
Interest is payable on 31 December of each year until the Loan Notes are repaid. However the interest payable in respect of the year to 31 December 2004 has been capitalised into the loan balance as allowed by the Loan Note agreement.
The Loan Notes are subordinated in favour of the Facilities agreement and subject to the subordination, are freely transferable.
12.     Deferred taxation

	2004	2003
	£’000	£’000
Depreciation in excess of capital allowances	521	848
Short term timing differences	—	9

Deferred tax asset	521	857

There is no unrecognised deferred taxation (2003: £nil).
The movement on the deferred tax asset was as follows:

	2004	2003
	£’000	£’000
At 1 January	857	—
Deferred tax on acquisition	—	1,194
Charge to profit and loss account (note 5)	(336)	(337)

At 31 December	521	857

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

13.	Provisions for liabilities and charges
The following represents the amount of the retirement obligation at the beginning and end of the year ended 31 December:

	2004	2003
	£’000	£’000
Beginning balance at 1 January	554	497
Liabilities incurred during the year	126	112
Liabilities settled during the year	(85)	(94)
Accretion of interest	47	39

Ending balance at 31 December	642	554

14.	Called up share capital

			Allotted, called	Allotted, called
			up and fully	up and fully
	Authorised	Authorised	paid	paid
	No.	No.	£’000	£’000
	2004	2003	2004	2003
Equity shares: Ordinary shares of £1.00 each	950,001	950,001	950	950

15.	Reserves

Profit
and loss
account
£’000
Balance at 1 January 2004	81
Profit for the year	898

Balance at 31 December 2004	979

16.	Reconciliation of movement in equity shareholders’ funds

	2004	2003
	£’000	£’000
Net profit for the year	898	81
Issue of ordinary share capital	—	950

Net movement in equity shareholders’ funds	898	1,031
Opening equity shareholders’ funds	1,031	—

Closing equity shareholders’ funds	1,929	1,031

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

17.	Operating lease commitments
The annual commitment under non-cancellable operating leases was as follows:

	2004	2003
	£’000	£’000
Leases which expire:
Within two to five years — Other	2	1
Within two to five years — Land and buildings	116	100

18.     Notes to the consolidated cash flow statements

a) Reconciliation of operating profit to net cash inflow from operating activities

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Operating profit	3,028	1,977
Depreciation and amortisation	2,123	1,888
Loss on disposal of tangible fixed assets	98	266
Increase in debtors	(866)	(92)
(Increase)/decrease in stocks	(47)	52
(Decrease)/increase in creditors	(52)	1,607
Other non-cash movements	(72)	8

Net cash inflow from operating activities	4,212	5,706

b) Analysis of cash flows:

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Returns on investments and servicing of finance
Interest received	285	89
Interest paid	(807)	(766)
Issue costs of loan financing	—	(723)

	(522)	(1,400)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Taxation
Corporation tax paid	(156)	—

	(156)	—

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
b)     Analysis of cash flows — (Continued)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Capital expenditure and financial investment
Payment to acquire tangible fixed assets	(3,379)	(1,905)
Payment of capital creditors	116	742
Receipts from sales of tangible fixed assets	78	25

	(3,185)	(1,138)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Acquisitions and disposals
Purchase of subsidiary undertaking	—	(15,836)
Net cash held by acquired subsidiary	—	322

	—	(15,514)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Management of Liquid Resources
Net transfers from/to money markets	3,200	(3,200)

	3,200	(3,200)

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Financing
Issue of ordinary share capital	—	950
Repayment of secured loan	(1,062)	(3,351)
Repayment of lease and hire purchase obligations	—	(1,690)
New secured loan	—	20,718

	(1,062)	16,627

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

c) Analysis of changes in net debt

	At		Other	At
	1 January,		non-cash	31 December,
	2004	Cash flow	changes	2004
	£’000	£’000	£’000	£’000
Cash at bank and in hand	1,081	2,487	—	3,568
Current asset investment	3,200	(3,200)	—	—
Bank loans due within one year	(922)	1,062	(1,887)	(1,747)
Bank loans due after one year	(19,951)	—	926	(19,025)

Net debt	(16,592)	349	(961)	(17,204)

19.     Pension costs
The Group operates a stakeholder pension scheme. Group contributions to the scheme are dependent upon the level of employee contributions and the scheme is entirely of a defined contribution nature. The Group also contributes to individual pension schemes for those staff members who do not choose to join the Group stakeholder scheme. Contributions to individual pension schemes are also of a defined contribution nature.
There were no unpaid contributions at the year end (2003: £nil).
Contributions paid during the year were as follows:

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Group stakeholder pension scheme	18	17
Individual personal pension schemes	20	18

	38	35

20.     Assets provided as security
The bank loans and overdrafts of the Company are secured by a fixed and floating charge on all the assets of Bank Machine Limited.
21.     Parent undertaking
As of the date of the financial statements, the immediate and ultimate parent undertaking and controlling party is Bank Machine (Holdings) Limited, which is the parent undertaking of the smallest and largest group to consolidate these financial statements. It has included the Company in its group accounts, copies of which are available from its registered office, c/o Pinsent Mason Secretarial Limited, 1 Park Row, Leeds, LS1 5AB.

22.	Related party transactions
Prior to the acquisition of the Company by Bridgepoint Capital (Nominees) Limited (“Bridgepoint”) (through Bank Machine (Holdings) Limited) on 17 January, 2003, the Company conducted its operations as a wholly owned subsidiary of Euronet Worldwide, Inc. (“Euronet”). Subsequent to the aforementioned acquisition, the Company continued to rely on Euronet to provide it with certain ATM processing services. During 2004 and 2003, payments for such services totaled approximately £619,000 and £521,000, respectively.
As mentioned above, the Company is a wholly owned subsidiary of Bank Machine (Holdings) Limited, which in turn is majority owned by Bridgepoint. During 2004 and 2003, Bank Machine (Holdings) Limited paid

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
certain fees and expenses to Bridgepoint Capital Limited, a related party to Bridgepoint, totaling approximately £48,000 and £46,000, respectively.

23.	Subsequent event
On 17 May 2005, the Company was acquired by Cardtronics, Inc., a U.S. based owner and operator of ATMs, for approximately £51,464,000 in total consideration. Such consideration was comprised of £28,319,000 in cash, £1,595,000 in equity, and the assumption of the Company’s outstanding debt obligations as at such date totalling £21,550,000.
The Company is dependent on the continuing support of Cardtronics Inc., to enable it to meet its liabilities as they fall due. Cardtronics Inc. has indicated that it will continue to provide financial support and therefore the Directors believe that it is appropriate for the consolidated financial statements to be prepared on the going concern basis.

24.	Reconciliation of differences between UK GAAP and US GAAP
The Group’s financial statements have been prepared in accordance with UK GAAP, which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The differences which have a significant effect on the consolidated net profit/(loss), shareholders’ equity and the financial position of the Group are set out below.

			Year ended	Year ended
			31 December,	31 December,
			2004	2003
			£’000	£’000
Net profit in accordance with UK GAAP			898	81
US GAAP adjustments:
Business combinations:	(a	)
Reversal of goodwill amortized under UK GAAP but not US GAAP			806	771
Amortization of intangible assets recognized under US GAAP but not UK GAAP			(1,456)	(1,743)
Vacation accrual	(b	)	(11)	(4)
Derivative financial instruments	(c	)	(63)	131
Deferred tax effect of US GAAP adjustments	(d	)	459	484

Net income/(loss) in accordance with US GAAP			633	(280)

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
24.     Reconciliation of differences between UK GAAP and US GAAP — (Continued)
      The following is a reconciliation of total equity from UK GAAP to US GAAP:

			31 December,	31 December,
			2004	2003
			£’000	£’000
Total equity shareholders’ funds in accordance with UK GAAP			1,929	1,031
US GAAP adjustments:
Business combinations:	(a	)
Reversal of goodwill amortized under UK GAAP but not US GAAP			1,577	771
Amortization of intangible assets recognized under US GAAP but not UK GAAP			(3,199)	(1,743)
Vacation accrual	(b	)	(15)	(4)
Derivative financial instruments	(c	)	68	131
Deferred tax effect of US GAAP adjustments	(d	)	943	484

Total shareholders’ equity in accordance with US GAAP			1,303	670

      The following is a rollforward of total shareholders’ equity in accordance with US GAAP:

	Year Ended	Year Ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Balance in accordance with US GAAP, beginning of year	670	—
Issuance of share equity	—	950
Net income/(loss) in accordance with US GAAP	633	(280)

Balance in accordance with US GAAP, end of year	1,303	670

(a)     Business combinations

Goodwill amortization

Under FRS 10, UK GAAP requires that goodwill should be amortised over its useful economic life, which is generally presumed not to exceed 20 years. Accordingly, under UK GAAP goodwill is being amortized on a straight-line basis over an estimated useful life of 20 years.

Under US GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), requires that goodwill and intangibles with an indefinite life no longer be amortised but instead subject to an impairment test at least annually, and more frequently if conditions warrant. Accordingly, under US GAAP, no goodwill amortization was recorded during 2004 and 2003. Goodwill impairment test under US GAAP has two steps. The first identifies potential impairments and the second calculates the possible impairment loss. The Group compared its estimated fair value with the carrying value of the Group’s net assets, including goodwill, as at 31 December 2004 and 2003, and determined that no goodwill impairment existed as at such dates.

Recognition of intangible assets other than goodwill

UK GAAP requires intangible assets to be separately recognised in a business combination only if (i) they can be disposed of separately without disposing of the business of the entity, and (ii) if their value can be measured reliably on initial measurement.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Under US GAAP, SFAS No. 141, Business Combinations (“SFAS 141”), mandates the recognition of intangible assets in a business combination if (i) they arise from contractual rights or other legal rights, or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged. Under SFAS 141, the Group established an additional £8,100,000 in intangible assets and a corresponding decrease in the goodwill, as part of the purchase price allocation process. Such amounts comprised of £7,800,000 in acquired merchant contract relationships and £300,000 for a covenant not to compete.

Under US GAAP, SFAS 142 requires that intangible assets with finite lives be amortized over their estimated useful lives in a manner that reflects the pattern in which the economic benefits of such intangible assets are expected to be consumed or otherwise used up. Accordingly, under US GAAP, the Group is amortizing the above merchant contract relationship intangible on an accelerated basis over an estimated useful life of approximately 12 years, and the non-compete covenant on a straight-line basis over a period of three years. Such amortization expense totalled £1,456,000 and £1,743,000 in 2004 and 2003, respectively.
(b)     Vacation accrual

Under UK GAAP, there is no comprehensive requirement to accrue for vacation pay or other compensated absences during the same accounting period, although accrual in certain industries where it is common for all staff to take holiday at the same time is not prohibited.

Under US GAAP, in accordance with SFAS No. 43, Accounting for Compensated Absences (“SFAS 43”), an employer should accrue a liability for employees’ compensation for future absences if all of the following conditions are met: (i) the employer’s obligation relating to employees’ rights to receive compensation for future absences is attributable to employees’ services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated. Under US GAAP, the vacation accruals relating to compensated absences were £15,000 and £4,000 as at 31 December 2004 and 2003, respectively.
(c)     Derivative financial instruments

Under UK GAAP, payments made or received under the Group’s interest rate swap agreement are reflected as an increase or decrease to interest expense when incurred, and the fair market value of the swap is not reflected in the Group’s consolidated balance sheet.

Under US GAAP, the Group accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all derivative instruments be recognized as assets or liabilities in the consolidated balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or equity (as a component of other comprehensive income or loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as a fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income or loss in the consolidated balance sheet until the hedged item is recognized in earnings. The ineffective portion of the fair value changes is recognized in earnings immediately. Changes in the fair value of the underlying debt instrument are not recognized in net income or equity.

The Group has not designated its interest rate swap transaction as a hedge under SFAS 133. As a result, under US GAAP, such transaction is reflected in the consolidated balance sheet at its fair market value,

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

with any resulting changes in that value being recorded in earnings in the applicable period. As at 31 December 2004 and 2003, derivative assets of £68,000 and £131,000, respectively, were reflected in the Group’s consolidated balance sheet. In 2004, a £63,000 loss was included in the Group’s earnings reflecting the change in the fair value of such swap during that period. In 2003, such change in value resulted in a gain of £131,000.
(d)     Deferred income taxes

Under UK GAAP, the Group provides for deferred taxes on an undiscounted basis in respect of timing differences that have originated but not reversed as at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred taxation is provided for all temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) on a full liability basis. Deferred tax assets are also recognized (net of a valuation allowance) to the extent that it is more likely than not that the benefit will be realized. Under US GAAP, discounting of deferred taxes is prohibited. Under US GAAP, the Group has recognized additional deferred taxes for the temporary differences resulting from the US GAAP adjustments (a) — (c) described above.

Classification differences

In addition to the differences between UK and US GAAP related to the recognition and measurement of transactions by the Company, there are also a number of differences in the manner in which items are classified in the consolidated profit and loss account and consolidated balance sheet. These classification differences have no impact on net income or shareholders’ equity.

General

The format of a balance sheet prepared in accordance with UK GAAP differs in certain respects from US GAAP. UK GAAP requires assets to be presented in ascending order of liquidity in accordance with the requirements of the Companies Act 1985, whereas under US GAAP assets are presented in descending order of liquidity. In addition current assets under UK GAAP include amounts that fall due after more than one year, whereas under US GAAP, such assets are classified as non-current assets.

Consolidated statement of cashflow

Cash flow under UK GAAP represents increases or decreases in “cash,” which comprises cash in hand, deposits repayable on demand and bank overdrafts. Under US GAAP, cash flow represents increases or decreases in “Cash and Cash Equivalents”, which includes short-term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP, only three categories of cash flow activity are presented, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The following statements summarize the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments that reconcile cash and cash equivalents under US GAAP to cash on demand reported under UK GAAP.

	Year ended	Year ended
	31 December,	31 December,
	2004	2003
	£’000	£’000
Net cash provided by operating activities	3,534	4,306
Net cash (used in)/provided by investing activities	(3,185)	(16,652)
Net cash (used in)/provided by financing activities	(1,062)	16,627
Net (decrease)/increase in cash and cash equivalents	(713)	4,281
Cash and cash equivalents under US GAAP at beginning of period	4,281	—
Cash and cash equivalents under US GAAP at end of period	3,568	4,281
Short-term investments with original maturities of less than three months	—	3,200
Cash on demand under UK GAAP at end of year	3,568	1,081

New accounting pronouncements not yet adopted

(a)	Interpretation 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.”

In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred — generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Group is currently assessing the impact FIN 47 may have on its financial position and results of operations.

(b)	FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations”.

In June 2005, the FASB issued FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations,” which addresses the accounting for obligations associated with Directive 2002/96/ EC, Waste Electrical and Electronic Equipment (the “Directive”), which was adopted by the European Union. FSP FAS 143-1 provides guidance on how to account for the effects of the Directive with respect to historical waste, waste associated with products placed on the market on or before August 13, 2005. FSP FAS 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable European Union member country. The Group is currently evaluating the effect that the adoption of FSP FAS 143-1 will have on its consolidated results of operations and financial condition.

BANK MACHINE (ACQUISITIONS) LIMITED
Interim Condensed Consolidated Financial Statements
3 Months Ended 31 March 2005

BANK MACHINE (ACQUISITIONS) LIMITED
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS (Unaudited)

		Three months	Three months
		ended	ended
		31 March,	31 March,
	Note	2005	2004
		£’000	£’000
Turnover		3,989	3,485

Operating profit		390	600
Net interest payable and similar charges		(380)	(400)

Profit on ordinary activities before taxation		10	200
Tax on profit on ordinary activities	3	66	66

Net Profit/(loss) for the financial period	9	(56)	134

All turnover and operating profit for the periods presented arises from continuing operations.
There is no difference between the results as stated above and as stated on a historical cost basis.
There are no recognised gains or losses in either the current or prior periods other than as stated above.
The accompanying notes are an integral part of the condensed consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

		31 March,	31 December,
	Note	2005	2004
		£’000	£’000
Fixed assets
Intangible assets	4	14,436	14,638
Tangible assets	5	7,362	6,890

		21,798	21,528

Current assets
Stock		48	47
Debtors: amounts due within one year		1,937	1,446
Debtors: amounts due after more than one year — deferred tax		507	521
Cash at bank and in hand		2,886	3,568

		5,378	5,582
Creditors: amounts falling due within one year	6	(5,584)	(5,514)

Net current (liabilities)/assets		(206)	68

Total assets less current liabilities		21,592	21,596
Creditors: amounts falling due after more than one year	7	(19,054)	(19,025)
Provisions for liabilities and charges	8	(665)	(642)

Net assets		1,873	1,929

Capital and reserves
Called up share capital		950	950
Profit and loss account		923	979

Total equity shareholders’ funds	9	1,873	1,929

The accompanying notes are an integral part of the condensed consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Unaudited)

		Three months	Three months
		ended	ended
		31 March,	31 March,
	Note	2005	2004
		£’000	£’000
Net cash inflow from operating activities	10(a)	1,055	1,248
Returns on investments and servicing of finance	10(b)	(122)	39
Taxation	10(b)	(83)	—
Capital expenditure and financial investment	10(b)	(1,532)	(722)

		(682)	565
Management of liquid resources	10(b)	—	(600)

Decrease in cash		(682)	(35)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Three	Three
	months	months
	ended	ended
	31 March,	31 March,
	2005	2004
	£’000	£’000
Decrease in cash	(682)	(35)
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	—	—
Cash used to increase liquid resources	—	600

Change in net debt resulting from cash flows	(682)	565
Movement in un-amortised element of finance costs	(33)	(35)

Movement in net debt in the period	(715)	530
Net debt at start of year	(17,204)	(16,591)

Net debt at 31 March	(17,919)	(16,061)

The accompanying notes are an integral part of the condensed consolidated financial statements.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited)

1.	Nature of business

Bank Machine (Acquisitions) Limited (the “Company”) together with its subsidiary, Bank Machine Limited (collectively with the Company, the “Group”) is an independent Automated Teller Machine (ATM) operator with approximately 1,000 ATMs located throughout the United Kingdom. On 17 January, 2003 the Company acquired its subsidiary Bank Machine Limited from Euronet Worldwide, Inc., the operations of which are presented in these financial statements. As at the date of these financial statements the Company was a wholly owned subsidiary of Bank Machine (Holdings) Limited.

2.	Basis of Preparation

The accompanying condensed consolidated financial statements are unaudited and are prepared on the basis of the accounting policies as set forth in the Group’s financial statements for the year ended 31 December, 2004. These financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to present the financial results for these interim periods fairly. Certain information and footnote disclosures normally included in financial statements prepared in accordance with applicable UK accounting standards (“UK GAAP”) have been condensed or omitted. Accordingly, these financial statements should be read in conjunction with the financial statements and related notes thereto for the year ended 31 December, 2004. Interim results are not necessarily indicative of results to be expected for the full year.

The 31 December, 2004 consolidated balance sheet was derived from audited financial statements but does not include all disclosures required by UK GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

3.	Tax on profit on ordinary activities

(a)	Analysis of taxation charge:

	Three months	Three months
	ended	ended
	31 March,	31 March,
	2005	2004
	£’000	£’000
UK Corporation tax on profits for the period	52	49
Deferred tax charge	14	17

Total charge	66	66

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

3.	Tax on profit on ordinary activities — (continued)

(b)	Factors affecting the tax charge for the period:
The tax assessed for the year is higher than the standard rate of corporation tax in the United Kingdom (30%). The differences are explained below:

	Three months	Three months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Profit on ordinary activities before tax	10	200

Profit on ordinary activities multiplied by standard rate of Corporation tax in the UK of 30%	3	60
Effects of:
Utilisation of tax losses brought forward	—	(64)
Depreciation in excess of capital allowances	14	17
Expenses not deductible for tax purposes	35	36

Total current tax charge	52	49

4.	Intangible fixed assets

£’000
Cost:
At 1 January 2005 and at 31 March 2005	16,215

Amortisation:
At 1 January 2005	(1,577)
Charge for the period	(202)

At 31 March 2005	(1,779)

Net book value:
At 31 March 2005	14,436

At 31 December 2004	14,638

Intangible fixed assets consists of goodwill arising on the acquisition of Bank Machine Ltd on 17 January, 2003. It is being amortised on a straight-line basis over 20 years.

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

5.	Tangible fixed assets

		Fixture and
		fittings &
		computer	Motor
	ATMs	equipment	vehicles	Total
	£’000	£’000	£’000	£’000
Cost
At 1 January 2005	9,902	1,139	147	11,188
Additions	853	13	11	877
Disposals	(74)	—	—	(74)

At 31 March 2005	10,681	1,152	158	11,991

Depreciation
At 1 January 2005	(3,415)	(865)	(18)	(4,298)
Depreciation on disposals	37	—	—	37
Charge for the period	(324)	(35)	(9)	(368)

At 31 March 2005	(3,702)	(900)	(27)	(4,629)

Net book value
At 31 March 2005	6,979	252	131	7,362

At 31 December 2004	6,487	274	129	6,890

6.	Creditors: amounts falling due within one year

	31 March	31 December
	2005	2004
	£’000	£’000
Bank overdraft and loans	1,752	1,747
Trade creditors	1,666	2,368
Other taxation and social security	66	49
Corporation tax	174	162
Other creditors	304	61
Accruals	1,622	1,127

	5,584	5,514

7.	Creditors: amounts falling due after more than one year

	31 March	31 December
	2005	2004
	£’000	£’000
Total loan facilities	9,187	9,163
Shareholder fixed rate subordinated unsecured Loan Notes	9,867	9,862

	19,054	19,025

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Total loan facilities	£’000	£’000
Amounts falling due:
In one year or less, or on demand	1,875	1,875
Between one and two years	2,437	2,437
Between two and five years	6,938	6,938
In five years or more	—	—

	11,250	11,250
Less: issue costs un-amortised	(293)	(322)

	10,957	10,928
Less: included in creditors falling due within one year, including amortisation of issue costs	(1,770)	(1,765)

	9,187	9,163

Fixed rate subordinated unsecured Loan Notes	£’000	£’000
Amounts falling due:
In one year or less, or on demand	—	—
Between one and two years	—	—
Between two and five years	—	—
In five years or more	9,952	9,951

	9,952	9,951
Less: issue costs un-amortised	(103)	(107)

	9,849	9,844
Add: included in creditors falling due within one year, including amortisation of issue costs	18	18

	9,867	9,862

8.	Provisions for liabilities and charges
The following represents the amount of the retirement obligation at the beginning and end of the period ended:

	Three months
	ended
	31 March	31 December
	2005	2004
	£’000	£’000
Beginning balance at 1 January	642	554
Liabilities incurred during the year	25	126
Liabilities settled during the year	(16)	(85)
Accretion of interest	14	47

Ending balance at 31 March/31 December	665	642

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

9.	Reconciliation of movement in equity shareholders’ funds

	Three
	months	For the year
	ended	ended
	31 March	31 December
	2005	2004
	£’000	£’000
(Loss)/profit for the period/year	(56)	898

Net movement in equity shareholders’ funds	(56)	898
Opening equity shareholders’ funds	1,929	1,031

Closing equity shareholders’ funds	1,873	1,929

10.	Notes to the condensed consolidated cash flow statements

(a)	Reconciliation of operating profit to net cash inflow from operating activities:

	Three	Three
	months	months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Operating profit	390	600
Depreciation and amortisation	570	513
Loss on disposal of tangible fixed assets	22	30
Increase in debtors	(491)	(206)
Increase in stocks	(1)	—
Increase in creditors	565	311

Net cash inflow from operating activities	1,055	1,248

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)

10.	Notes to the condensed consolidated cash flow statements — (Continued)

(b)	Analysis of cash flows:

	Three	Three
	months	months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Returns on investments and servicing of finance
Interest received	69	39
Interest paid	(191)	—

	(122)	39

Taxation
Corporation tax paid	(83)	—

	(83)	—

Capital expenditure and financial investment
Payment to acquire tangible fixed assets	(852)	(70)
Payment of capital creditors	(695)	(711)
Receipts from sales of tangible fixed assets	15	59

	(1,532)	(722)

	Three	Three
	months	months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Management of Liquid Resources
Net transfers to money markets	—	(600)

	—	(600)

11.	Subsequent event
On 17 May 2005, the Company was acquired by Cardtronics, Inc., a U.S. based owner and operator of ATMs, for approximately £51,464,000 in total consideration. Such consideration was comprised of £28,319,000 in cash, £1,595,000 in equity, and the assumption of the Company’s outstanding debt obligations as of such date totalling £21,550,000.
The Company is dependent on the continuing support of Cardtronics, Inc., to enable it to meet its liabilities as they fall due. Cardtronics, Inc. has indicated that it will continue to provide financial support and therefore the Directors believe that it is appropriate for the consolidated financial statements to be prepared on the going concern basis.

12.	Reconciliation of Differences Between UK GAAP and US GAAP
The Group’s unaudited condensed consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Summaries of the significant differences as they apply to the Group are set forth in Note 24 to the Group’s consolidated financial statements for the year ended

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)
21 December, 2004. The differences which have a significant effect on the consolidated net income (loss), shareholders’ equity and the financial position of the Group are set out below.
Effect on net profit (loss) of material differences between UK and US GAAP

	Three months	Three months
	ended	ended
	31 March,	31 March,
	2005	2004
	£’000	£’000
Net (loss)/profit in accordance with UK GAAP	(56)	133
US GAAP adjustments:
Business combinations:
Reversal of goodwill amortized under UK GAAP but not US GAAP	202	202
Amortization of intangible assets recognized under US GAAP but not UK GAAP	(289)	(364)
Vacation accrual	(16)	(13)
Derivative financial instruments	(21)	9
Deferred tax effect of US GAAP adjustments	97	110

Net profit in accordance with US GAAP	(83)	77

      The following is a reconciliation of total equity from UK GAAP to US GAAP:

	31 March,	31 December,
	2005	2004
	£’000	£’000
Total equity shareholders’ funds in accordance with UK GAAP	1,873	1,929
US GAAP adjustments:
Business combinations:
Reversal of goodwill amortized under UK GAAP but not US GAAP	1,779	1,577
Amortization of intangible assets recognized under US GAAP but not UK GAAP	(3,488)	(3,199)
Vacation accrual	(31)	(15)
Derivative financial instruments	47	68
Deferred tax effect of US GAAP adjustments	1,041	944

Total shareholders’ equity in accordance with US GAAP	1,221	1,304

The following is a rollforward of total shareholders’ equity in accordance with US GAAP:

	Three months	Three months
	ended	ended
	31 March	31 March
	2005	2004
	£’000	£’000
Balance in accordance with US GAAP, beginning of year/ period	1,304	670
Net profit in accordance with US GAAP	(83)	77

Balance in accordance with US GAAP, end of year/ period	1,221	747

BANK MACHINE (ACQUISITIONS) LIMITED
NOTES TO THE CONDENSED FINANCIAL STATEMENTS (Unaudited) — (Continued)
The following statements summarize the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments that reconcile cash and cash equivalents under US GAAP to cash on demand reported under UK GAAP.

	31 March,	31 March,
	2005	2004
	£’000	£’000

Net cash provided by operating activities	850	1,287
Net cash used in investing activities	(837)	(11)
Net cash (used in)/provided by financing activities	(695)	(711)
Net (decrease)/increase in cash and cash equivalents	(682)	565
Cash and cash equivalents under US GAAP at beginning of year/period	3,568	4,281
Cash and cash equivalents under US GAAP at end of period	2,886	4,846
Short-term investments with original maturities of less than three months	—	3,800
Cash on demand under UK GAAP at end of period	2,886	1,046
New accounting pronouncements not yet adopted
(a) Interpretation 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143.
In March 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143.” This Interpretation clarifies that the term conditional asset retirement obligation as used in SFAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred — generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. SFAS 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The Group is currently assessing the impact FIN 47 may have on its financial position and results of operations.
(b) FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations”.
In June 2005, the FASB issued FSP FAS 143-1, “Accounting for Electronic Equipment Waste Obligations,” which addresses the accounting for obligations associated with Directive 2002/96/ EC, Waste Electrical and Electronic Equipment (the “Directive”), which was adopted by the European Union. FSP FAS 143-1 provides guidance on how to account for the effects of the Directive with respect to historical waste, waste associated with products placed on the market on or before August 13, 2005. FSP FAS 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the adoption of the law by the applicable European Union member country. The Group is currently evaluating the effect that the adoption of FSP FAS 143-1 will have on its consolidated results of operations and financial condition.

ATM COMPANY
Consolidated Financial Statements
December 31, 2002 and 2003 and June 30, 2004
(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report
To the Board of Directors
Cardtronics, Inc.:
      We have audited the accompanying consolidated balance sheets of ATM Company (as defined in footnote 1) as of December 31, 2002 and 2003, and June 30, 2004, and the related consolidated statements of operations, in stockholder’s equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2003, and for the six-month period ended June 30, 2004. These consolidated financial statements are the responsibility of ATM Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of ATM Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ATM Company as of December 31, 2002 and 2003, and June 30, 2004, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003, and for the six-month period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 1 to the consolidated financial statements, ATM Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations on January 1, 2003.
/s/ KPMG LLP
Houston, Texas
May 10, 2005

ATM COMPANY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2003 and June 30, 2004
(000’s)

	December 31,
			June 30,
	2002	2003	2004

Assets
Current assets:
Cash and cash equivalents	$4,391	$11,081	$9,991
Accounts receivable, net of allowance for doubtful accounts of $614, $340, and $524, respectively	3,273	4,816	4,868
Notes receivable, current	70	30	32
Inventory	279	306	325
Prepaid, deferred costs and other current assets	411	90	135

Total current assets	8,424	16,323	15,351
Notes receivable, non-current	71	41	21
Property and equipment, net	13,901	14,481	18,279
Intangible assets, net	12,804	17,324	14,357
Goodwill, net	69,852	69,852	69,852

Total assets	$105,052	$118,021	$117,860

Liabilities and Stockholder’s Equity/(Deficit)
Current liabilities:
Accounts payable	$6,334	$6,630	$5,794
Payable to affiliated party	86,482	100,794	103,320
Accrued liabilities	4,901	7,588	8,257

Total current liabilities	97,717	115,012	117,371
Long-term liabilities:
Obligations under capital leases	29	—	—
Other long-term liabilities	—	1,436	1,747

Total liabilities	97,746	116,448	119,118
Stockholder’s equity/(deficit)	7,306	1,573	(1,258)

Total liabilities and stockholder’s equity/(deficit)	$105,052	$118,021	$117,860

See accompanying notes to consolidated financial statements.

ATM COMPANY
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002 and 2003 and Six Months Ended June 30, 2004
(000’s)

	Years Ended		Six Months
	December 31,		Ended
			June 30,
	2002	2003	2004

Revenues:
ATM service revenues	$97,612	$112,530	$55,329
ATM product revenues	4,644	3,511	1,576

Total revenues	102,256	116,041	56,905
Cost of revenues:
Cost of ATM service revenues	84,207	97,001	49,698
Cost of ATM product revenues	3,647	3,561	983

Total cost of revenues	87,854	100,562	50,681
Gross profit (exclusive of depreciation shown separately below)	14,402	15,479	6,224
Operating expenses:
Selling, general and administrative expenses	8,341	7,362	3,159
Depreciation and accretion expense	3,578	4,852	2,015
Amortization expense	4,829	6,185	2,835
Affiliated party expense	711	2,109	1,260
Restructuring expense	1,691	285	250
Equity in (earnings)/losses of unconsolidated affiliates	(96)	(62)	(310)

Total operating expenses	19,054	20,731	9,209
Operating loss	(4,652)	(5,252)	(2,985)
Other (income)/expense	(110)	305	(154)

Loss before income taxes and cumulative effect of change in accounting principle	(4,542)	(5,557)	(2,831)

Income tax provision (benefit)	—	—	—
Loss before cumulative effect of change in accounting principle	(4,542)	(5,557)	(2,831)
Cumulative effect of change in accounting principle for asset retirement obligations, net of related income tax benefit of $0	—	176	—

Net loss	$(4,542)	$(5,733)	$(2,831)

See accompanying notes to consolidated financial statements.

ATM COMPANY
STATEMENTS OF STOCKHOLDER’S EQUITY/(DEFICIT)
For the Years Ended December 31, 2002 and 2003 and Six Months Ended June 30, 2004
(000’s)

	Additional
	Paid-In	Accumulated
	Capital	Deficit	Total

Balance — December 31, 2001	$33,812	$(21,964)	$11,848
Net loss	—	(4,542)	(4,542)

Balance — December 31, 2002	33,812	(26,506)	7,306
Net loss	—	(5,733)	(5,733)

Balance — December 31, 2003	33,812	(32,239)	1,573
Net loss	—	(2,831)	(2,831)

Balance — June 30, 2004	$33,812	$(35,070)	$(1,258)

See accompanying notes to consolidated financial statements.

ATM COMPANY
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2003 and Six Months Ended June 30, 2004
(000’s)

	Years Ended		Six Months
	December 31,		Ended
			June 30,
	2002	2003	2004

Cash flows from operating activities:
Net loss	$(4,542)	$(5,733)	$(2,831)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and accretion expense	8,407	11,037	4,850
Provision for doubtful accounts	575	(59)	416
(Gain) loss on sale of assets	27	684	74
Cumulative effect of change in accounting principle	—	176	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	78	(1,484)	(468)
Prepaid, deferred costs and other current assets	311	320	(45)
Inventory	456	1,014	532
Notes receivable, net	(22)	70	17
Accounts payable	1,301	296	(837)
Accrued liabilities	(1,452)	2,688	669
Other, net	(18)	(229)	(32)

Net cash provided by operating activities	5,121	8,780	2,345
Cash flows from investing activities:
Additions to property and equipment	(8,439)	(4,762)	(5,934)
Acquisition of merchant portfolios and equipment	(172)	(11,610)	(28)

Net cash used in investing activities	(8,611)	(16,372)	(5,962)
Cash flows from financing activities:
Repayments of long-term debt and capital leases	(26)	(29)	—
Advances from affiliated party	6,506	14,311	2,527

Net cash provided by financing activities	6,480	14,282	2,527

Net increase (decrease) in cash and cash equivalents	2,990	6,690	(1,090)
Cash and cash equivalents at beginning of year	1,401	4,391	11,081

Cash and cash equivalents at end of year	$4,391	$11,081	$9,991

See accompanying notes to consolidated financial statements.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Business and Summary of Significant Accounting Policies
(a)     Description of Business and Basis of Presentation
      ATM Company (the Company) owns and operates approximately 13,000 automated teller machines (ATMs) within the United States and provides ATM management and equipment-related services to both nationally known and small business merchant customers. The Company typically enters into multi-year contractual relationships with its merchant customers.
      Prior to June 30, 2004, the Company conducted its business as E*TRADE Access, Inc., a wholly owned subsidiary of E*TRADE Bank. Effective June 30, 2004, substantially all of the assets and liabilities of the Company were sold to Cardtronics, Inc. (Cardtronics) with the exception of the payable to affiliated party, which primarily represents the push-down effects of the Company’s prior acquisitions. The consolidated financial statements presented herein reflect the financial position and results of operations of the Company immediately prior to the aforementioned sale.
(b)     Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its consolidated subsidiary, North American Cash Systems (NACS). All significant accounts, transactions and profits between the Company and NACS have been eliminated in consolidation.
(c)     Cash and Cash Equivalents
      For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash in bank and short-term deposit sweep accounts. The Company had no restricted cash balances during the periods presented in the accompanying financial statements.
(d)     ATM Vault Cash
      The Company primarily relies on its agreement with Palm Desert National Bank (PDNB) to provide it with all of the cash that it uses in its ATMs, and for which cash is not provided by the merchant. Such cash is provided by E*TRADE Bank to PDNB under a separate agreement between the two parties, and is referred to as “vault cash” under federal banking regulations. The Company pays a fee for its usage of this cash based on the total amount of the cash that it is using at any given time. At all times during the use of this cash, it belongs to the cash provider, and the cash provider has the right to demand the return of all or any portion of the cash at any time upon the occurrence of certain events beyond the Company’s control.
      The amount of vault cash in the Company’s ATMs was approximately $122.0 million and $92.5 million at December 31, 2003 and June 30, 2004, respectively.
(e)     Accounts Receivable
      Accounts receivable are primarily comprised of amounts due from the Company’s clearing and settlement banks for ATM transaction revenues earned on transactions processed during the month ending on the balance sheet date. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly and determines the allowance based on an analysis of its past due accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(f)     Note Receivable
      The Company’s note receivable balance relates to an ATM financing arrangement with a term beyond one year. Such note bears interest at approximately 13%, which is being recognized over the life of the note. The ATMs that are financed pursuant to this arrangement serve as collateral for the related note.
(g)     Inventory
      Inventory consists principally of ATMs and, to a lesser extent, ATM spare parts and ATM supplies. Inventory items are stated at the lower of cost or market, and cost is determined by the specific identification method.
(h)     Property and Equipment, net
      Equipment is stated at cost and depreciation is calculated using the straight-line method over an estimated useful life of five years. Also included in equipment are new ATMs the Company has acquired for future installation. Such ATMs are held as deployments in process and are not depreciated until placed in service. Depreciation expense for equipment for the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, was $3.6 million, $4.9 million, and $2.0 million, respectively. See Note 9 regarding asset retirement obligations associated with the Company’s ATMs.
(i)     Goodwill and Other Intangible Assets, net
      Goodwill and other intangible assets, net, represent the excess of the purchase price over the fair value of net tangible assets acquired through the Company’s previous asset and business combinations. The goodwill balance was created in connection with the Company’s acquisition of Card Capture Services, Inc. (CCS) in May 2000 (see Note 2). Intangible assets, other than goodwill, are primarily comprised of merchant contracts/relationships acquired in connection with acquisitions of selected ATM assets (i.e., the right to receive future cash flows related to ATM transactions occurring at these merchant locations).
      For the periods prior to January 1, 2002, goodwill was amortized using the straight-line method based on an estimated useful life of 40 years. Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142) on January 1, 2002, the Company ceased the amortization of goodwill and tested the carrying amount for impairment. No adjustment was made to the carrying value of the goodwill balance as a result of such impairment test. The Company tests goodwill for impairment on at least an annual basis.
      Intangible assets related to acquired merchant contracts/relationships are amortized on a straight-line basis over estimated useful lives ranging from five to seven years. Such estimated useful lives were determined by the Company based on a review of the weighted average life of the expected after-tax cash flows from the underlying merchant contracts and the terms of the contracts themselves, as well as the Company’s expectations based on industry experience. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.
      During the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, the Company recorded amortization expense related to its intangible assets of $4.8 million, $6.2 million, and $2.8 million, respectively. The estimated amortization expense for each of the five succeeding years is not applicable as the Company’s intangible assets were revalued in connection with the Cardtronics’ acquisition, as mentioned above.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(j)     Income Taxes
      The Company accounts for income taxes pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes (SFAS 109). Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and income before provision for income taxes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are calculated based on current statutory federal and state income tax rates. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
      For the periods presented herein, the Company’s predecessor (E*TRADE Access, Inc.) was part of the consolidated tax group of E*TRADE Financial Corporation, the parent company of E*TRADE Bank, and shared in (and contributed to) the consolidated tax benefits and obligations of the group. However, the income tax amounts presented in these financial statements and related footnotes have been computed assuming that the Company was not part of such consolidated tax group, but rather had prepared separate income tax returns for the periods presented. See Note 12 for more details regarding the Company’s income tax related amounts.

(k) Impairment of Long-Lived Assets
      The Company places significant value on the installed ATMs that it owns and manages in merchant locations and the underlying merchant contracts/relationships. The recoverability of the carrying value of long-lived assets is reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To assess recoverability, the Company evaluates the carrying value of long-lived assets and compares them to the respective projected future undiscounted cash flows. An impairment loss is recognized if the sum of the expected net cash flows is less than the carrying amount of the long-lived assets being evaluated. The Company does not believe that any impairment of its intangibles or other long-lived assets has occurred.

(l) Use of Estimates in the Preparation of Financial Statements
      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include the carrying amount of intangibles and valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those assumed in the Company’s estimates.

(m) Revenue Recognition
      Substantially all of the Company’s revenues are generated from ATM transaction-based fees and services, which include surcharge fees, interchange fees and other monthly fees. Transaction-based fees are recognized at the time the ATM transactions are processed and service fees are recognized at the time the service is performed. The Company offers a maintenance service agreement to certain customers purchasing ATMs. The Company recognizes service agreement revenue monthly as earned, and expenses relating to repairs under service agreements as incurred. The Company recognizes revenue related to the sale of ATMs when the equipment is delivered to the merchant customer and the Company has completed all required installation and set-up procedures. If the equipment is sold directly to a third-party dealer, the Company recognizes revenue upon the shipment of the equipment from the manufacturer to the third-party dealer.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n) Stock-Based Compensation
      The Company has not had, and does not currently have, any stock-based compensation plans in place. However, certain employees of the Company’s predecessor participated in the stock-based compensation plan sponsored by E*TRADE Financial Corporation.
      The Company has elected to account for its participation in the above-mentioned stock-based compensation plan using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and to disclose pro forma effects on net loss as provided by the provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure and SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). Accordingly, no compensation cost for stock options held by employees of the Company has been recognized. Had compensation cost for stock options been determined based on the fair value at the grant dates in 2002, 2003 and 2004, consistent with the provisions of SFAS 123, the recorded net loss amounts would have been increased by approximately $118,000, $63,000 and $8,000, respectively.
      For disclosure purposes, the fair value of each stock option granted was estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options granted for the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, were $6.09, $2.89, and $5.80, respectively. The fair value of the Company’s participation in the above-referenced stock-based compensation plan was estimated assuming no expected dividends and the following weighted-average assumptions:

	2002	2003	2004

Expected stock price volatility	71%	66%	52%
Risk-free interest rate	4%	3%	2%
Expected life of options following vesting (in months)	36	19	22

(o) Recent Accounting Pronouncements
      In June 2001, the Financial Accounting Standards Board (the FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. SFAS 143 requires the Company to estimate the fair value of future retirement costs associated with its ATMs. The fair value of a liability for an asset retirement obligation is to be recognized in the period in which it is incurred and can be reasonably estimated. Such asset retirement costs are to be capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s estimated useful life. Fair value estimates of liabilities for asset retirement obligations will generally involve discounted future cash flows. Periodic accretion of such liabilities due to the passage of time is to be recorded as an operating expense. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002, with initial application as of the beginning of the fiscal year. The adoption of SFAS 143 resulted in the recognition of: (i) liabilities amounting to approximately $1.0 million for contingent retirement obligations under certain merchant contracts (included in other long-term liabilities on the Company’s consolidated balance sheet); (ii) asset retirement costs amounting to approximately $1.0 million (included in property and equipment on the Company’s consolidated balance sheet); and (iii) a charge for the cumulative effect of the change in accounting principle amounting to approximately $176,000. The cumulative effect amount of $176,000 has not been reduced by a related income tax benefit due to the uncertain future utilization of such benefit. Accretion expense related to liabilities for contingent retirement obligations (included in depreciation and accretion on the Company’s consolidated statements of operations) totaled approximately $86,000 for the year ended December 31, 2003, and approximately $54,000 for the six months ended June 30, 2004, respectively. At December 31, 2003 and June 30, 2004, liabilities for contingent retirement obligations amounted to $1.4 million and $1.7 million, respectively.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Acquisitions
      In May 2000, E*TRADE Access, Inc. (the Company’s predecessor) was formed through the acquisition of CCS by E*TRADE Financial Corporation. The purchase price totaled approximately $100.8 million and was comprised of $5.0 million in cash, approximately $87.5 million in stock of E*TRADE Financial Corporation, the assumption of approximately $6.8 million in debt, and the incurrence of approximately $1.5 million in direct costs associated with the acquisition. The following table summarizes the estimated fair values of the major assets acquired and liabilities assumed at the date of the acquisition (000’s):

Estimated
Category	Fair Value

Net working capital	$575
Property and equipment	3,622
Other assets	875

Total tangible assets	5,072
Intangible assets	22,860
Goodwill	72,889

Total net assets acquired	$100,821

      The $22.9 million in intangible assets primarily represents the value assigned to the acquired merchant contracts/relationships, as determined by an independent appraisal specialist. Such amount is being amortized on a straight-line basis over an estimated useful life of seven years. The $72.9 of goodwill was being amortized over an estimated useful life of 40 years prior to the adoption of SFAS 142. On January 1, 2002, the Company ceased the amortization of such goodwill balance in accordance with the provisions of SFAS 142.
      During 2002, the Company acquired a total of 28 merchant contracts/relationships in a series of separate transactions. The cost of the acquisitions totaled approximately $0.2 million and the purchase price was allocated entirely to the acquired merchant contracts/relationships. No ATMs were acquired in such transactions. Total consideration paid represented the fair value of the acquired intangible assets as of the acquisition dates.
      During 2003, the Company acquired a total of over 5,000 merchant contracts/relationships and over 240 ATMs through a series of separate asset acquisitions. The cost of the acquisitions totaled $11.6 million and the purchase price was allocated $0.9 million to ATM equipment and $10.7 million to merchant contracts/relationships. Of the $11.6 million paid in 2003 for such acquisitions, approximately $10.1 million related to the Company’s acquisition of selected contracts and ATMs from XtraCash ATM, Inc. Total consideration paid represented the fair value of the acquired assets as of the acquisition dates.
      The Company made no significant acquisitions during the first six months of 2004.

(3)	Affiliated Party Transactions
      Prior to the acquisition by Cardtronics of the Company, E*TRADE Bank provided certain services to E*TRADE Access, Inc. (the Company’s predecessor) under a service agreement, including insurance and risk management services, tax and financial reporting services, and payroll processing services. E*TRADE Bank also provided use of its office space, equipment and furniture and fixtures. The accompanying financial statements reflect charges from E*TRADE Bank for such services in the amounts of $0.7 million, $2.1 million, and $1.3 million for the years ended December 31, 2002 and 2003, and for the six months ended June 30, 2004, respectively. Amounts owed to E*TRADE Bank for such services, including the push-

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
down effects of the Company’s historical acquisitions, totaled $86.5 million, $100.8 million, and $103.3 million as of December 31, 2002 and 2003, and June 30, 2004, respectively.

(4)	Prepaid, Deferred Costs, and Other Current Assets
      A summary of prepaid, deferred costs, and other current assets is as follows (000’s):

	As of
	December 31,		As of
			June 30,
	2002	2003	2004

Prepaids	$404	$90	$71
Deferred costs and other current assets	7	—	64

Total	$411	$90	$135

(5)	Property and Equipment, net
      A summary of property and equipment is as follows (000’s):

	As of
	December 31,		As of
			June 30,
	2002	2003	2004

Property and equipment	$19,369	$23,923	$29,301
Software	1,906	2,322	2,335

Total	21,275	26,245	31,636
Less accumulated depreciation	(7,374)	(11,764)	(13,357)

Net property and equipment	$13,901	$14,481	$18,279

(6)	Intangible Assets, net
      A summary of intangible assets is as follows (000’s):

	As of December 31,		As of
			June 30,
	2002	2003	2004

Merchant contracts	$22,715	$30,985	$29,893
Less accumulated amortization	(9,911)	(13,661)	(15,536)

Net intangible assets	$12,804	$17,324	$14,357

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	Accrued Liabilities
      The Company’s accrued liabilities include accrued armored fees, communication fees, maintenance obligations, and other fees associated with the Company’s ongoing operations. A summary of the Company’s accrued liabilities as of the dates below is as follows (000’s):

	As of December 31,		As of
			June 30,
	2002	2003	2004

Restructuring accrual	$1,500	$1,559	$1,706
Accrued armored fees	843	991	920
Accrued communication fees	426	424	—
Accrued maintenance fees	306	343	1,352
Accrued bank and cash management fees	97	2,141	951
Accrued ATM purchases	—	—	577
Accrued sales and property taxes	—	—	304
Other accrued expenses	1,729	2,130	2,447

Total	$4,901	$7,588	$8,257

(8)	Commitments and Contingencies
      The following table and discussion reflect the Company’s significant contractual obligations and other commercial commitments as of December 31, 2003 (in thousands):

Contractual Obligations	Total	2004	2005	2006	2007

Operating lease obligations	$2,920	$1,188	$1,174	$523	$35

      As previously mentioned, the Company is charged by E*TRADE Bank for the use of its office space, and as such, has no separate contractual lease agreement in place. Accordingly, there are no contractual rent payment amounts included in the table above.

(9)	Asset Retirement Obligations
      The Company changed its method of accounting for asset retirement obligations in accordance with SFAS 143 effective January 1, 2003. Under SFAS 143, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of the fair value can be made. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded for any difference between the settlement amount and the liability recorded.

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The cumulative effect of the change on prior years resulted in an after-tax charge to income of approximately $176,000. The effect of the change in 2003 was to decrease income before the cumulative effect of the accounting changes by approximately $74,000 related to depreciation and accretion expense recorded during the period, offset somewhat by the utilization of the established asset retirement obligation. The pro forma effects of the application of SFAS 143 as if the statement had been adopted on January 1, 2002 (instead of January 1, 2003) are presented below (pro forma amounts in thousands assuming the accounting change is applied retroactively, net of tax):

	Years Ended
	December 31,

	2002	2003
	Pro Forma	Pro Forma

Net loss	$(4,542)	$(5,733)
(Increase) decrease in depreciation expense	(130)	130
(Increase) decrease in accretion expense	(46)	46

Net loss, as adjusted	$(4,718)	$(5,557)

      Asset retirement obligations consist primarily of de-installation costs of the ATM and the costs to restore the ATM site to its original condition. The Company is legally required to perform this de-install and restoration work. In accordance with SFAS 143, for each group of ATMs the Company recognized the fair value of a liability for an asset retirement obligation and capitalized that cost as part of the cost basis of the related asset. The related assets are being depreciated on a straight-line basis over five years.
      The following table describes changes to the asset retirement obligation liability for the year ended December 31, 2003 and the six months ended June 30, 2004 (000’s):

	2003	2004

Asset retirement at the beginning of the year	$1,016	$1,436
Additional ATMs	602	257
Accretion expense	86	54
Payments	(268)	—

Total	$1,436	$1,747

      The actual and pro forma asset retirement obligation liability balances as if SFAS 143 had been adopted on January 1, 2002 (instead of January 1, 2003) were as follows (000’s):

	December 31,

	2002	2003

Liability for asset retirement — beginning	—	$1,016
Liability for asset retirement — ending	$1,016	$1,436

(10)	Litigation
      The Company is involved in various lawsuits and legal proceedings which have arisen in the normal course of business. While the ultimate results of these other matters cannot be predicted with certainty, they are not expected to have a material adverse effect on the financial position of the Company.

(11)	Income Taxes
      As discussed in Note 1, the Company’s income taxes have been computed assuming that the Company was not part of the E*TRADE Financial Corporation consolidated tax group, but rather had prepared separate

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
income tax returns for the periods presented. Accordingly, the Company has not reflected a tax benefit for any of the periods presented in the accompanying financial statements due to the uncertainties surrounding the ability of the Company to utilize such benefits.
      The recorded income tax benefit differs from amounts computed by applying the statutory rate to the Company’s net loss before taxes as follows for the years ended December 31, 2002 and 2003, and the six months ended June 30, 2004 (000’s):

	Years Ended		Six Months
	December 31,		Ended
			June 30,
	2002	2003	2004

Income tax benefit at the statutory rate of 35%	$(1,590)	$(2,007)	$(991)
State tax benefit, net of federal provision	(177)	(224)	(110)
Non-deductible meals and entertainment	9	3	2
Change in valuation allowance	1,758	2,228	1,099

Income tax benefit on loss before income taxes and cumulative effect of accounting change	—	—	—
Income tax allocated to cumulative effect of accounting change	—	—	—

Total income tax benefit per financial statements	$—	$—	$—

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2003, and June 30, 2004, are as follows (000’s):

	December 31,
			June 30,
	2002	2003	2004

Current deferred tax assets:
Accrued expenses	$630	$83	$84
Reserve for doubtful accounts	370	347	507
Other	17	18	18

Current deferred tax assets	1,017	448	609

Non-current deferred tax assets:
Amortization of intangibles	3,329	4,941	5,571
Net operating loss carryforwards	10,534	14,690	17,358

Non-current deferred tax assets	13,863	19,631	22,929
Non-current deferred tax liabilities:
Property and equipment	1,698	2,752	4,092
Amortization of goodwill	3,859	5,750	6,695

Non-current deferred tax liabilities	5,557	8,502	10,787

Net non-current deferred tax assets	$8,306	$11,129	$12,142
Net current deferred tax assets	1,017	448	609

Total deferred tax assets	9,323	11,577	12,751
Less: Valuation allowance	(9,323)	(11,577)	(12,751)

Net deferred taxes	$—	$—	$—

      A valuation allowance has been provided to offset the deferred tax assets for all periods presented due to the uncertainties surrounding the future realization of such deferred tax assets. As of June 30, 2004, the

ATM COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s estimated net operating loss (“NOL”) carryforwards for income tax purposes, assuming it had filed separate returns for the periods presented, would have totaled approximately $40.1 million.
      Approximately $1.8 million of the valuation allowance for deferred tax assets at June 30, 2004, relates to items which, when recognized, would have resulted in a credit to equity rather than a reduction in the Company’s federal income tax provision.

(12)	Significant Suppliers
      The Company incurred charges from one supplier that accounted for approximately 10% of the total cost of revenues for the years ended December 31, 2002 and 2003, and the six months ended June 30, 2004.

(13)	Segment Information and Geographical Information
      The Company considers its business activities to be comprised of a single reporting segment — ATM Management Services. During each of the periods presented in the accompanying consolidated financial statements, the Company had no single merchant customer that represented 10% or more of total revenues. All revenues were generated in the United States of America.

(14)	Acquisition by Cardtronics, Inc.
      As disclosed in Note 1, substantially all of the assets and liabilities of E*TRADE Access, Inc. (the Company’s predecessor), with the exception of the payable to affiliated party, were acquired and assumed by Cardtronics, Inc. effective June 30, 2004, for approximately $106.9 million in cash.

ANNEX A
LETTER OF TRANSMITTAL
To Tender
Outstanding 9.250% Senior Subordinated Notes due 2013
of
CARDTRONICS, INC.
Pursuant to the Exchange Offer and Prospectus dated
THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 18, 2006 (THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE COMPANY.
The Exchange Agent for the Exchange Offer is:
Wells Fargo Bank, National Association
Attention: Corporate Trust Operations
Sixth and Marquette
MAC N9303-121
Minneapolis, Minnesota 55479
Telephone: (800) 344-5128
Facsimile: (612) 667-4927
      IF YOU WISH TO EXCHANGE CURRENTLY OUTSTANDING 9.250% SENIOR SUBORDINATED NOTES DUE 2013 (THE “OUTSTANDING NOTES”) FOR AN EQUAL AGGREGATE PRINCIPAL AMOUNT OF NEW 9.250% SENIOR SUBORDINATED NOTES DUE 2013 PURSUANT TO THE EXCHANGE OFFER, YOU MUST VALIDLY TENDER (AND NOT WITHDRAW) OUTSTANDING NOTES TO THE EXCHANGE AGENT PRIOR TO 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, ON THE EXPIRATION DATE BY CAUSING AN AGENT’S MESSAGE TO BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO SUCH TIME.

      The undersigned hereby acknowledges receipt of the Prospectus, dated September 20, 2006 (the “Prospectus”), of Cardtronics, Inc., a Delaware corporation (the “Company”), and this Letter of Transmittal (the “Letter of Transmittal”), which together describe the Company’s offer (the “Exchange Offer”) to exchange its 9.250% Senior Subordinated Notes due 2013 (the “New Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding 9.250% Senior Subordinated Notes due 2013 (the “Outstanding Notes”). Capitalized terms used but not defined herein have the respective meaning given to them in the Prospectus.
      The Company reserves the right, at any time or from time to time, to extend the Exchange Offer at its discretion, in which event the term “Expiration Date” shall mean the latest date to which the Exchange Offer is extended. The Company shall notify the Exchange Agent by oral or written notice and each registered holder of the Outstanding Notes of any extension by press release prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
      This Letter of Transmittal is to be used by holders of the Outstanding Notes. Tender of Outstanding Notes is to be made according to the Automated Tender Offer Program (“ATOP”) of the Depository Trust Company (“DTC”) pursuant to the procedures set forth in the prospectus under the caption “The Exchange

Offer — Procedures for Tendering.” DTC participants that are accepting the Exchange Offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s DTC account. DTC will then send a computer generated message known as an “agent’s message” to the exchange agent for its acceptance. For you to validly tender your Outstanding Notes in the Exchange Offer, the Exchange Agent must receive, prior to the Expiration Date, an agent’s message under the ATOP procedures that confirms that:

•	DTC has received your instructions to tender your Outstanding Notes; and

•	You agree to be bound by the terms of this Letter of Transmittal.
      By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
Ladies and Gentlemen:
      1. By tendering Outstanding Notes in the Exchange Offer, you acknowledge receipt of the Prospectus and this Letter of Transmittal.
      2. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that you have full authority to tender the Outstanding Notes described above and will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the tender of Outstanding Notes.
      3. You understand that the tender of the Outstanding Notes pursuant to all of the procedures set forth in the Prospectus will constitute an agreement between and the Company as to the terms and conditions set forth in the Prospectus.
      4. By tendering Outstanding Notes in the Exchange Offer, you acknowledge that the Exchange Offer is being made in reliance upon interpretations contained in no-action letters issued to third parties by the staff of the Securities and Exchange Commission (the “SEC”), including Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that the New Notes issued in exchange for the Outstanding Notes pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than a broker-dealer who purchased Outstanding Notes exchanged for such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act of 1933, as amended (the “Securities Act”) and any such holder that is an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders’ business and such holders are not participating in, and have no arrangement with any person to participate in, the distribution of such New Notes.
      5. By tendering Outstanding Notes in the Exchange Offer, you represent and warrant that:

a. the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of your business, whether or not you are the holder;

b. neither you nor any such other person is engaging in or intends to engage in a distribution of such New Notes;

c. neither you nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes; and

d. neither the holder nor any such other person is an “affiliate,” as such term is defined under Rule 405 promulgated under the Securities Act, of the Company.
      6. You may, if you are unable to make all of the representations and warranties contained in Item 5 above and as otherwise permitted in the Registration Rights Agreement (as defined below), elect to have your Outstanding Notes registered in the shelf registration statement described in the Registration Rights Agreement, dated as of August 12, 2005 (the “Registration Rights Agreement”), by and among the Company, the Subsidiary Guarantors (as defined therein) and the Initial Purchaser (as defined therein). Such election may be made only by notifying the Company in writing at 3110 Hayes Road, Suite 300, Houston, Texas 77082, Attention: Chief Financial Officer. By making such election, you agree, as a holder of Outstanding Notes participating in a shelf registration, to indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who signs such shelf registration statement, each person who controls the Company within the meaning of either the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and each other holder of Outstanding Notes, from and against any and all losses, claims, damages or liabilities caused by any untrue statement or alleged untrue statement of a material fact contained in any shelf registration statement or prospectus, or in any supplement thereto or amendment thereof, or caused by the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; but only with respect to information relating to the undersigned furnished in writing by or on behalf of the undersigned expressly for use in a shelf registration statement, a prospectus or any amendments or supplements thereto. Any such indemnification shall be governed by the terms and subject to the conditions set forth in the Registration Rights Agreement, including, without limitation, the provisions regarding notice, retention of counsel, contribution and payment of expenses set forth therein. The above summary of the indemnification provision of the Registration Rights Agreement is not intended to be exhaustive and is qualified in its entirety by the Registration Rights Agreement.
      7. If you are a broker-dealer that will receive New Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, you acknowledge, by tendering Outstanding Notes in the Exchange Offer, that you will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. If you are a broker-dealer and Outstanding Notes held for your own account were not acquired as a result of market-making or other trading activities, such Outstanding Notes cannot be exchanged pursuant to the Exchange Offer.
      8. Any of your obligations hereunder shall be binding upon your successors, assigns, executors, administrators, trustees in bankruptcy and legal and personal representatives of the undersigned.

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER
      1. Book-Entry Confirmations.
      Any confirmation of a book-entry transfer to the Exchange Agent’s account at DTC of Outstanding Notes tendered by book-entry transfer (a “Book-Entry Confirmation”), as well as an agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein prior to 12:00 A.M. midnight, New York City time, on the Expiration Date.
      2. Partial Tenders.
      Tenders of Outstanding Notes will be accepted only in integral multiples of $1,000. The entire principal amount of Outstanding Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise communicated to the Exchange Agent. If the entire principal amount of all Outstanding Notes is not tendered, then Outstanding Notes for the principal amount of Outstanding Notes not tendered and Notes issued in exchange for any Outstanding Notes accepted will be delivered to the holder via the facilities of DTC promptly after the Outstanding Notes are accepted for exchange.
      3. Validity of Tenders.
      All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Outstanding Notes will be determined by the Company, in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Outstanding Notes. The Company’s interpretation of the terms and conditions of the Exchange Offer (including the instructions on this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither the Company, the Exchange Agent, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give such notification. Tenders of Outstanding Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Outstanding Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders via the facilities of DTC, as soon as practicable following the Expiration Date.
      4. Waiver of Conditions.
      The Company reserves the absolute right to waive, in whole or part, any of the conditions to the Exchange Offer set forth in the Prospectus or in this Letter of Transmittal.
      5. No Conditional Tender.
      No alternative, conditional, irregular or contingent tender of Outstanding Notes will be accepted.
      6. Request for Assistance or Additional Copies.
      Requests for assistance or for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Exchange Agent at the address or telephone number set forth on the cover page of this Letter of Transmittal. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.
      7. Withdrawal.
      Tenders may be withdrawn only pursuant to the limited withdrawal rights set forth in the Prospectus under the caption “Exchange Offer — Withdrawal of Tenders.”
      8. No Guarantee of Late Delivery.
      There is no procedure for guarantee of late delivery in the Exchange Offer.
IMPORTANT: By using the ATOP procedures to tender outstanding notes, you will not be required to deliver this Letter of Transmittal to the Exchange Agent. However, you will be bound by its terms, and you will be deemed to have made the acknowledgments and the representations and warranties it contains, just as if you had signed it.

      Until December 17, 2006, all dealers that effect transactions in the new notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.